Form 20-F
Critical Metals Corp.
filed 2024-03-04
CIK 1951089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 27, 2024

For the transition period from _______________ to _______________

Commission File Number: 001-41973

Critical Metals Corp.
(Exact name of Registrant as specified in its charter)

Not Applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Maples Corporate Services (BVI) Limited, Kingston Chambers
Road Town, Tortola, British Virgin Islands
(Address of principal executive offices)

Dietrich Wanke, Chief Executive Officer
Maples Corporate Services (BVI) Limited, Kingston Chambers
Road Town, Tortola, British Virgin Islands
Tel: +(302) 636-5400
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.001 per share	CRML	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CRMLW	The Nasdaq Stock Market LLC

Securities for registered or to be registered pursuant to Section 12(g) of the Act: None

Securities which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of March 1, 2024, the issuer had 81,639,881 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

Explanatory Note

On February 27, 2024 (the “Closing Date”), Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“Critical Metals” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023, and November 17, 2023 (the “Merger Agreement”), by and among the Company, Sizzle Acquisition Corp., a Delaware corporation (“Sizzle”), European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination”.

Pursuant to the Business Combination and Merger Agreement (a) the Company acquired all of the issued and outstanding shares of ELAT held by shareholders of ELAT in exchange for ordinary shares of the Company, such that ELAT became a wholly owned subsidiary of the Company and the shareholders of ELAT became shareholders of the Company (the “Share Exchange”); and immediately thereafter (b) Merger Sub merged with and into Sizzle, with Sizzle continuing as the surviving entity and wholly owned subsidiary of the Company.

The Merger Agreement provided that at the effective time of the Business Combination (the “Effective Time”):

●	all of the outstanding shares of Sizzle’s common stock, par value $0.0001 per share (the “Sizzle Common Stock”), were exchanged for the right to receive the ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”) (following which exchange, all shares of Sizzle Common Stock were cancelled and ceased to exist);

●	all of the outstanding whole warrants of Sizzle, entitling the holder thereof to purchase one share of Sizzle Common Stock at an exercise price of $11.50 per share (collectively, the “Sizzle Warrants”), were assumed by the Company and converted into the right to receive a warrant to purchase one Company Ordinary Share (in lieu of Sizzle Common Stock) at the same exercise price (collectively, the “Public Warrants”); and

●	shareholders of ELAT received Ordinary Shares in the Share Exchange, equal to the amount of shares consisting of (i) Seven Hundred Fifty Million Dollars ($750,000,000), divided by (ii) the redemption amount per share of Sizzle Common Stock payable to Sizzle stockholders in connection with the closing of the Business Combination as provided in the Merger Agreement, and which we refer to as the Closing Share Consideration.

In connection with the closing of the Business Combination, Sizzle and/or the Company entered into or amended, as applicable, certain agreements with their vendors or service providers, including the underwriter in Sizzle’s IPO, to pay various business combination transaction expenses otherwise due at Closing, including deferral agreements with vendors or service providers, requiring deferred cash payments by the registrant to such parties to be satisfied over specified time periods after Closing, and certain other fee modification agreements with vendors or service providers pursuant to which such parties will receive newly issued Ordinary Shares at Closing and/or deferred cash payments (or a combination of both). Pursuant to such agreements, an aggregate of 2,215,000 Ordinary Shares were issued to such providers.

In addition, in connection with the closing of the Business Combination, we entered into an omnibus amendment to the subscription agreements, pursuant to which, Critical Metals and the PIPE Investors (as defined in the Proxy Statement/Prospectus (as defined below)) agreed to extend the term of the warrants issued to such PIPE Investors at Closing to 15 months following the Closing.

Further, in connection with the Closing, Critical Metals also entered a certain letter agreement with Gem Global Yield LLC SCS (“Gem Global”) and Gem Yield Bahamas Limited (“GYBL”) to amend that certain Share Purchase Agreement, pursuant to which, Critical Metals agreed to issue additional Ordinary Shares to GEM Global to the extent the shares issued as a “commitment fee” pursuant to the Share Purchase Agreement valued at the Daily Closing Price on the 30th day after Closing is less than $1.875 million in the event that Critical Metals does not exchange such commitment fee shares for $1.875 million within 60 Days of Closing. In addition, Gem Global, on the first anniversary of the closing of the Business Combination, was granted the right to require the Company to purchase the GEM Warrant (as defined below) from Gem Global in exchange for a number of Ordinary Shares having a value equal to $27,200,000.

Pursuant to lock-up agreements entered into with the applicable party, all holders of Ordinary Shares as of the Closing, other than the PIPE Investors and Sizzle’s public shareholders, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period of one year after the Closing. In addition, Critical Metals will be restricted from issuing additional shares or filing certain registration statements related to primary offerings with the SEC for a period of 60 days after the Closing, subject to certain specified exceptions. Following the closing of the Business Combination, of the 81,639,881 Ordinary shares that were issued and outstanding as of the Closing Date, approximately 74,398,882 Ordinary Shares (or approximately 91% of the total issued and outstanding Ordinary Shares) are subject to a lock-up for up to one year after Closing.

The transaction was unanimously approved by the board of directors of Sizzle and was approved at the special meeting of Sizzle’s shareholders held on February 22, 2024 (the “Special Meeting”). Sizzle’s shareholders also voted to approve all other proposals presented at the Special Meeting. As a result of the Business Combination, ELAT and Sizzle became a wholly-owned direct subsidiary of the Company. On February 28, 2024, the Ordinary Shares and Public Warrants commenced trading on the Nasdaq Capital Market, or “Nasdaq,” under the symbols “CRML” and “CRMLW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to (i) “we,” “us,” “our,” “Company” or “Critical Metals” refer to Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands, and its consolidated subsidiaries, (ii) “Sizzle” refers to Sizzle Acquisition Corp., a Delaware corporation, and (iii) “ELAT” refers to European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands.

Certain amounts that appear in this Report may not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	the benefits of the Business Combination;

●	the potential market size and the assumptions and estimates related to the Business Combination;

●	the future financial and business performance of the Company and its subsidiaries, including ELAT, following the Business Combination;

●	the commercial success of mineral properties under development by ELAT or the Company;

●	general economic conditions and conditions affecting the industries in which ELAT and the Company operate;

●	expansion and other plans and opportunities; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Report and the “Risk Factors” section in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024 (the “Proxy Statement/Prospectus”), forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022 and declared effective on December 27, 2023 (the “Form F-4”), which section is incorporated herein by reference. These forward-looking statements are based on information available as of the date of this Report, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in Item 6.A of this Report. The business address for each of the Company’s directors and executive officers is Maples Corporate Services (BVI) Limited, Kingston Chambers Road Town, Tortola, British Virgin Islands.

B. Advisers

White & Case LLP has acted as U.S. securities counsel for ELAT and the Company and continues to act as U.S. securities counsel for the Company following the completion of the Business Combination.

Maples and Calder (BVI) LLP has acted as counsel for the Company with respect to British Virgin Islands law and continues to act as counsel for the Company with respect to British Virgin Islands law following the completion of the Business Combination.

C. Auditors

Marcum LLP has acted as Sizzle’s independent registered public accounting firm as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021.

Marcum LLP has acted as ELAT’s independent registered public accounting firm as of June 30, 2023 and 2022 and for each of the two years in the period ended June 30, 2023.

Marcum LLP has acted as the Company’s independent registered public accounting firm for the period from October 14, 2022 (inception) to June 30, 2023.

We intend to retain Marcum LLP as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination and the PIPE Financing (as defined in the Proxy Statement/Prospectus):

Proforma Combined
As of June 30, 2023	USD
Cash and cash equivalents	$341,158
Equity:
European Lithium AT (Investments) Limited
Share capital	0
Reserves	0
Retained earnings	(95,071)
Company
Ordinary share capital	769,441,458
Share premium reserve	(586,430,976)
Accumulated deficit	(134,503,353)
Total equity	48,412,058
Total capitalization	$48,412,058

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and ELAT are described in the Proxy Statement/Prospectus under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

Critical Metals is a BVI business company incorporated in the British Virgin Islands on October 14, 2022. For further information on the Business Combination, see “Explanatory Note” above. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the headings “Information About the Company,” “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Business Combination Proposal — Merger Agreement” and “Description of Securities of PubCo,” which are incorporated herein by reference.

The Company owns no material assets other than its equity interests in its wholly owned subsidiaries.

The history and development of ELAT is described in the Proxy Statement/Prospectus under the headings “Information about the Company” and “Description of the Wolfsberg Project.”

The Company’s registered office is c/o Maples Corporate Services (BVI) Limited, PO Box 173, Road Town, Tortola, British Virgin Islands, and the Company’s principal executive office is c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B. Business Overview

Prior to the closing of the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings. Following, and as a result of, the Business Combination, all of the Company’s business is conducted through ELAT and its subsidiaries. Information regarding the business of ELAT is included in the Proxy Statement/Prospectus under the headings “Information About the Company,” Description of the Wolfsberg Project” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference and in Item 5 of this Report.

C. Organizational Structure

Upon consummation of the Business Combination, each of Sizzle and ELAT became wholly-owned direct subsidiaries of Critical Metals. The diagram below depicts a simplified version of Critical Metals immediately following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the Company’s property, plants and equipment is described in the Proxy Statement/Prospectus under the headings “Information About the Company” and “Description of the Wolfsberg Project” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operations of the Company is described in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination,” which information is incorporated herein by reference.

B. Compensation

Decisions regarding the executive compensation program will be made by the compensation committee of the Company’s board of directors. The Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of shareholder value, while enabling the Company to attract, retain, incentivize and reward individuals who contribute to its long-term success.

The terms of the Company’s equity incentive plan and employee stock purchase plan are described in the F-4 under the headings “The Incentive Plan Proposal — Material Terms of the Incentive Plan” and “The ESPP Plan -- Summary of the ESPP’s Material Terms and Features,” which information is incorporated by reference herein.

Indemnification

The Company has entered into indemnification agreements with each of its officers and directors. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination — Indemnification of Directors and Officers” and is incorporated herein by reference.

C. Board Practices

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination,” which information is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Information About the Company — Human Capital,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares

●	each of the Company’s executive officers and directors; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of the date hereof, there are 81,639,881 Ordinary Shares issued and outstanding. This amount does not include (i) the 7,750,000 Ordinary Shares subsequent to the closing of the Business Combination conditioned upon exercise of the Public Warrants, (ii) approximately 6,778,838 Ordinary Shares to EUR under the terms of the earnout (in the event of satisfaction of certain share price thresholds and certain other conditions of the earnout), such actual number to be based on the Closing Share Consideration), (iii) the GEM Warrant granting GYBL the right to purchase 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Business Combination and (iv) the Polar Warrant (as defined below) granting Polar Multi-Strategy Master Fund (“Polar”) the right to purchase up to 350,000 Ordinary Shares at an exercise price of $10.00 per share (subject to adjustments described in the Polar Warrant) expiring on the 15th month anniversary of the closing of the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers (1)
Tony Sage(2)	—	—
Dietrich Wanke	—	—
Melissa Chapman	—	—
Carolyn Trabuco(3)	—	—
Malcolm Day(2)	—	—
Michael Hanson	—	—
Mykhailo Zhernov(2)	—	—
All directors and executive officers as a group (7 individuals)	—	—

Other 5% Stockholders
European Lithium Limited(4)	67,788,383	83.80%
Empery Asset Management, LP(5)	8,149,000	9.8%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals after the Business Combination is c/o Critical Metals Corp., Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Each of Tony Sage, Malcom Day and Mykhailo Zhernov serve as directors and have voting power with respect to any securities held EUR. Any action by EUR with respect to Ordinary Shares, including voting and dispositive decisions, requires a vote of three out of the five members of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the five members of the board of directors, none of the members of the EUR board of directors is deemed to be a beneficial owner of securities held by EUR solely by virtue of their directorships.
(3)	Does not include any securities held by VO Sponsor, LLC, of which Carolyn Trabuco is a member. Carolyn Trabuco disclaims beneficial ownership of the reported shares other than to the extent of their ultimate pecuniary interest therein.
(4)	Reflects 67,788,383 Ordinary Shares issued as Closing Share Consideration pursuant to the Merger Agreement. Such amount does not reflect the Earnout Shares (as defined in the Proxy Statement/Prospectus) that EUR may be issued pursuant to the Merger Agreement.
(5)	Represents the number of Ordinary Shares issued pursuant to the Subscription Agreements to three funds affiliated with Empery Asset Management, LP (“Empery”), for which Empery exercises voting and investment authority with respect to such securities. Such shares consist of (x) (i) an aggregate of 4,149,000 Ordinary Shares held by the PIPE Investors upon the closing of the Business Combination, and (ii) an aggregate of up to 3,000,000 Ordinary Shares issued to the PIPE investors at the closing of the Business Combination that will be released to the PIPE investors at a rate of three Ordinary Shares for each Ordinary Share that the PIPE investors purchase upon exercise of such PIPE Investors’ warrants; and (y) 1,000,000 Ordinary Shares underlying warrants issued to the PIPE investors that are exercisable on the closing of the Business Combination and expire on the 15th month anniversary of the closing of the Business Combination. The business address of Empery Asset Management, LP is One Rockefeller Plaza, Suite 1205, New York, NY 10020.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Proxy Statement/Prospectus under the heading “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims that arise in the ordinary course of our business, the outcomes of which are subject to uncertainty. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

Following completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate its board of directors declaring any dividends in the foreseeable future.

B. Significant Changes

A discussion of significant changes since June 30, 2022 and June 30, 2023, respectively, is provided under Item 5 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CRML” and “CRMLW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 unrestricted round lot shareholders. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Period

Information regarding the lock-up restrictions applicable to the holders of all Ordinary Shares, other than the PIPE Investors and Sizzle’s public stockholders, is included in the Proxy Statement/Prospectus under the heading “Shares Eligible for Future Sale — Lock-up Agreements” and is incorporated herein by reference.

Pursuant to lock-up agreements entered into with the applicable party, all holders of Ordinary Shares as of the Closing, other than the PIPE Investors and Sizzle’s public shareholders, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period of one year after the Closing. In addition, Critical Metals will be restricted from issuing additional shares or filing certain registration statements related to primary offerings with the SEC for a period of 60 days after the Closing, subject to certain specified exceptions. Following the closing of the Business Combination, of the 81,639,881 Ordinary shares that were issued and outstanding as of the Closing Date, approximately 74,398,882 Ordinary Shares (or approximately 91% of the total issued and outstanding Ordinary Shares) are subject to a lock-up for up to one year after Closing.

Warrants

There are 7,750,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

In addition to the outstanding Public Warrants, upon the closing of the Business Combination, Critical Metals issued to:

(i) the PIPE Investors warrants (the “PIPE Warrants”) to purchase up to an aggregate of 1,000,000 Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the 15th month anniversary of the closing of the Business Combination, and an aggregate of 3,000,000 Ordinary Shares (the “Additional Shares”) that will be subject to transfer restrictions but will be released to the PIPE Investors at a rate of three Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of such PIPE Warrants, and which will otherwise be forfeited with respect to any portion of the PIPE Warrant that remains unexercised upon the expiration of the PIPE Warrants;

(ii) GYBL a warrant (the “GEM Warrant”) granting GYBL the right to purchase 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Business Combination; and

(iii) Polar a warrant (the “Polar Warrant”) granting Polar the right to purchase up to 350,000 Ordinary Shares at an exercise price of $10.00 per share (subject to adjustments described in the Polar Warrant) expiring on the 15th month anniversary of the closing of the Business Combination.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CRML” and “CRMLW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 unrestricted round lot shareholders. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue 450,000,000 ordinary shares of a par value of $0.001 each and 50,000,000 preference shares of a par value of $0.001 each. Prior to the closing of the Business Combination, the Company was authorized to issue 200,000,000 ordinary shares of a par value of $0.001 each and there was 100 ordinary shares issued and outstanding.

As of February 28, 2024, subsequent to the closing of the Business Combination, there are 81,639,881 Ordinary Shares outstanding and issued and 7,750,000 Public Warrants issued and outstanding, each exercisable to purchase one Ordinary Share at an initial exercise price of $11.50 per share, subject to adjustment. In addition to the outstanding Public Warrants of Sizzle, upon the closing of the Business Combination, Critical Metals issued to (i) the PIPE Investors the PIPE Warrants to purchase up to an aggregate of 1,000,000 Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the 15th month anniversary of the closing of the Business Combination, and the Additional Shares that will be subject to transfer restrictions but will be released to the PIPE Investors at a rate of three Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of such PIPE Warrants, and which will otherwise be forfeited with respect to any portion of the PIPE Warrant that remains unexercised upon the expiration of the PIPE Warrants, (ii) GYBL the GEM Warrant granting GYBL the right to purchase 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant), expiring on the 3rd anniversary of the closing of the Business Combination and (iii) Polar the Polar Warrant granting Polar the right to purchase up to 350,000 Ordinary Shares at an exercise price of $10.00 per share (subject to adjustments described in the Polar Warrant) expiring on the 15th month anniversary of the closing of the Business Combination.

Information regarding our securities is included in the Proxy Statement/Prospectus under the section titled “Description of Securities of PubCo” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company, as amended, effective as of February 27, 2024 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Proxy Statement/Prospectus under the heading “Description of Securities of PubCo,” which information is incorporated herein by reference.

C. Material Contracts

Information pertaining to the Company’s material contracts is set forth in the Proxy Statement/Prospectus under the headings “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Capital Commitments and Resources,” “The Business Combination Proposal — Related Agreements,” and “Certain Relationships and Related Person Transactions — The Company’s Related Person Transactions,” each of which is incorporated herein by reference. The description of the Merger Agreement is set forth in the Proxy Statement/Prospectus under the heading “The Business Combination Proposal,” which information is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the British Virgin Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus under the headings “Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate its board of directors declaring any dividends in the foreseeable future.

G. Statements by Experts

The consolidated financial statements of ELAT as of June 30, 2023 and 2022 and for each of the two years in the period ended June 30, 2023, incorporated herein by reference have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the period from October 14, 2022 (inception) to June 30, 2023, incorporated herein by reference have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Sizzle as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, incorporated herein by reference have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Sizzle to continue as a going concern), are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The technical information appearing in the Proxy Statement/Prospectus concerning the Wolfsberg Project was derived from the S-K 1300 Technical Report Summary prepared by CSA Global South Africa (Pty) Limited, independent mining consultants. None of CSA Global South Africa (Pty) Limited, or the employees of CSA Global South Africa (Pty) Limited, is an affiliate of the Company.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk,” which is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 7,750,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable on March 28, 2024, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on February 27, 2029 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. The terms of the Public Warrants are described in the Proxy Statement/Prospectus under the heading “Description of Securities of PubCo — Warrants,” which information is incorporated herein by reference.

In addition to the outstanding Public Warrants of Sizzle, upon the closing of the Business Combination, Critical Metals issued to (i) the PIPE Investors the PIPE Warrants to purchase up to an aggregate of 1,000,000 Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the 15th month anniversary of the closing of the Business Combination, and the Additional Shares that will be subject to transfer restrictions but will be released to the PIPE Investors at a rate of three Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of such PIPE Warrants, and which will otherwise be forfeited with respect to any portion of the PIPE Warrant that remains unexercised upon the expiration of the PIPE Warrants, (ii) GYBL the GEM Warrant granting GYBL the right to purchase 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Business Combination and (iii) Polar the Polar Warrant granting Polar the right to purchase up to 350,000 Ordinary Shares at an exercise price of $10.00 per share (subject to adjustments described in the Polar Warrant) expiring on the 15th month anniversary of the closing of the Business Combination.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of Sizzle as of December 31, 2022 and December 31, 2021 and the condensed consolidated financial statements as of and for the three and nine months ended September 30, 2023, in the Proxy Statement/Prospectus between pages F-2 and F-44 are incorporated herein by reference.

The consolidated financial statements of ELAT as of June 30, 2022 and June 30, 2022, in the Proxy Statement/Prospectus between pages F-45 and F-66 are incorporated herein by reference.

The consolidated financial statements of the Company as of June 30, 2023 and 2022, in the Proxy Statement/Prospectus between pages F-67 and F-80 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company and Sizzle is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp.
2.1	Warrant Agreement, dated as of November 3, 2021, by and between Sizzle and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Sizzle’s Current Report on Form 8-K filed on November 8, 2021).
2.2*	Assignment and Assumption of Warrant Agreement, dated as of February 27, 2024 by and among Sizzle Acquisition Corp., Critical Metals Corp. and Continental Stock Transfer & Trust Company.
2.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
2.4*	Specimen Warrant Certificate.
4.1+	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.5	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp. (incorporated by reference to Exhibit 10.2 of Sizzle’s Current Report on Form 8-K, filed with the SEC on October 28, 2022).

4.6*	First Amendment to Lock-Up Agreement, dated as of February 20, 2024, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp.
4.7*	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp.
4.8*	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto.
4.9*	Critical Metals 2024 Share Incentive Plan.
4.10*	Critical Metals 2024 Employee Stock Purchase Plan.
4.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.12+	Share Purchase Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.13*	Amendment to Share Purchase Agreement, dated February 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.
4.14	Registration Rights Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.15	Subscription Agreements, dated February 8, 2024, by and among Critical Metals Corp., Sizzle Acquisition Corp., VO Sponsor, LLC and the subscriber named therein (including the form of Warrant Agreement attached as Exhibit B hereto) (incorporated by reference to Exhibit 10.1 of Sizzle’s Current Report on Form 8-K, filed with the SEC on February 8, 2024).
4.16*	Omnibus Amendment to Subscription Agreements, by and among Critical Metals Corp. VO Sponsor, LLC, Sizzle Acquisition Corp. and the subscribers named therein.
4.17	Form of Warrant Agreement between Critical Metals Corp. and the subscriber party named therein (included as Exhibit B to Exhibit 4.15 to this Report).
4.18*	Warrant by and between Critical Metals Corp. and Polar Multi-Strategy Master Fund
4.19*	Warrant by and between Critical Metals Corp. and GEM Yield Bahamas Ltd.
4.20*	Form of Lock-Up Agreement.
8.1*	Subsidiaries of Critical Metals Corp.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the Company and Sizzle.
15.2*	Consent of Marcum LLP, independent registered accounting firm of Sizzle Acquisition Corp.
15.3*	Consent of Marcum LLP, independent registered accounting firm of European Lithium AT (Investments) Limited.
15.4*	Consent of Marcum LLP, independent registered accounting firm of Critical Metals Corp.
15.5*	Consent of CSA Global South Africa (Pty) Limited.
15.6	Technical Summary Report, The Wolfsberg Project, effective at December 5, 2022, prepared by CSA Global (incorporated by reference to Exhibit 96.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on May 5, 2023).

*	Filed herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Critical Metals Corp.

Date: March 4, 2024	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman