Form 20-F
period 2024-06-30
Critical Metals Corp.
filed 2024-10-30
CIK 1951089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:001-41973

Critical Metals Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive offices)

Copy to:

Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware 19808

Telephone: (302) 636-5400

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	CRML	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one ordinary share at an exercise price of $11.50 per share	CRMLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On June 30, 2024, the issuer had 80,994,098 ordinary shares, par value $0.001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule12b-2of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2of the Exchange Act). Yes ☐ No ☒

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Critical Metals,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to the businesses of Critical Metals Corp., together with its consolidated subsidiaries as a consolidated entity.

On February 27, 2024 (the “Closing Date”), we consummated the transaction contemplated by the business combination agreement, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023 and November 17, 2023 (the “Merger Agreement”), by and among the Company, Sizzle Acquisition Corp., a Delaware corporation (“Sizzle”), European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”).

Pursuant to the Merger Agreement (a) the Company acquired all of the issued and outstanding shares of ELAT held by EUR in exchange for ordinary shares of the Company, such that ELAT became a wholly owned subsidiary of the Company and EUR became a shareholder of the Company (the “Share Exchange”); and immediately thereafter (b) Merger Sub merged with and into Sizzle, with Sizzle continuing as the surviving entity and wholly owned subsidiary of the Company (such transactions, collectively, the “Business Combination”). In connection with the closing of the Business Combination, Critical Metals became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s ordinary shares and public warrants are listed on Nasdaq under the trading symbols “CRML” and “CRMLW,” respectively. Trading on the Nasdaq commenced on February 28, 2024.

INDUSTRY AND MARKET DATA

This Annual Report includes industry data and forecasts that the Company obtained or derived from internal company analyses, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses, information, assumptions or judgments, as well as the independent sources referred to above. Statements as to industry position are based on market data currently available. Any estimates underlying such market-derived information and other factors could cause actual results to differ from those expressed in the independent parties’ estimates and in our estimates, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Our estimates and forward-looking statements may be influenced by factors including:

●	the benefits of the Business Combination;

●	the future financial and business performance of the Company and its subsidiaries;

●	the commercial success of mineral properties under development by the Company, including the Wolfsberg Project and the Tanbreez Project;

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	commodity prices of the rare Earth minerals produced by the Company’s assets;

●	acquisitions, expansion projects and other plans and opportunities;

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions; and

●	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 1.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Certain Risk Factors

You should consider all the information contained in this Annual Report in deciding how to vote for the proposals presented in this Annual Report. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 3. Such risks include, but are not limited to:

●	Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

●	Our business operates in the mining exploration and development industry. The Wolfsberg Project and the Tanbreez Project are at the development stage, and there are no guarantees that development of these projects into operating mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

●	Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our mining activities.

●	Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar of what other companies in our industry have experienced following the announcement of such agreements.

●	We may seek to raise funds through equity or debt financing, joint ventures, production sharing arrangements or other means. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

●	The industry in which we operate is subject to domestic and global competition. We have no influence or control over the activities or actions of our competitors, which activities or actions may negatively affect the operating and financial performance of our projects and business.

●	Our current management has no or limited experience operating a U.S. public company and the recruitment of some of our new management team with experience in operating a U.S. public company has been delayed pending us raising additional capital.

●	We are now incurring significant increased expenses and administrative burdens now that we are a public company, which could have an adverse effect on our business, financial condition and results of operations.

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

●	We have concluded that there are significant deficiencies in our internal control over financial reporting related to segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs and we cannot assure you that additional sufficient deficiencies will not be identified in the future. These significant deficiencies may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

●	Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.

●	The requirements of being a public company in the U.S. may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

●	The development of mining operations at Wolfsberg and Tanbreez is dependent on a number of factors, many of which are beyond our control. If we commence production at either of our projects, our operations may be disrupted by a variety of risks and hazards that could have a material adverse effect on our future operating costs, financial condition and ability to develop and operate a mine.

●	Our resource estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our development and mining plans, which may, in turn, adversely affect our operations.

●	We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

●	We do not expect to declare any dividends in the foreseeable future.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

●	If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the price and trading volume of our securities could decline.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise will dilute all other stockholders.

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report are not the only risks and uncertainties that we face. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and notes to the financial statements included herein.

Unless the context otherwise requires, all references in this section to “European Lithium AT (Investments) Limited,” or “ELAT” refer to European Lithium AT (Investments) Limited and its subsidiaries prior to the consummation of the Business Combination, which became the business of the Company and its subsidiaries upon consummation of the Business Combination.

Risks Related to our Business and our Industry

Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

Since its inception, we have incurred recurring net losses and negative cash flows from operating activities, and we have financed operations primarily through financing transactions conducted by EUR. We have incurred losses after income tax of $147.5 million and $5.5 million for the year ended June 30, 2024 and the year ended June 30, 2023, respectively. As of June 30, 2024, we had net cash outflows from operating activities of $15.1 million, a working capital deficit (excluding liabilities that will be settled in CRML shares) of $13.8 million and cash on hand of $1.3 million. Until commercial production is achieved from the Wolfsberg Project or the Tanbreez Project, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop the assets of our planned projects.

In connection with the closing of the Business Combination, we raised cash proceeds of $10 million from the PIPE Financing and EUR waived the minimum cash condition in the Merger Agreement that required there to be funds in Sizzle’s trust account and funds from other private financing arrangements equal to at least $40 million before payment of transaction expenses. In addition, in connection with the closing of the Business Combination, we and Sizzle entered into or amended certain agreements with vendors or service providers, including the underwriter in Sizzle’s IPO, to pay various business combination transaction expenses otherwise due at Closing, including deferral agreements with vendors or service providers, requiring deferred cash payments by the registrant to such parties to be satisfied over specified time periods after Closing, and certain other fee modification agreements with vendors or service providers pursuant to which such parties received newly issued ordinary shares at Closing and/or deferred cash payments (or a combination of both). Pursuant to such agreements, an aggregate of 2,266,600 ordinary shares were issued to such providers. Following the payment of these expenses, we received net cash proceeds from the Business Combination of $341,158.

Subsequent to the closing of the Business Combination, we received $879,934 from the exercise of our Public Warrants and $6,000,000 from the exercise of Private Warrants held by the Empery Funds (as defined below). We used $5,000,000 of the proceeds from the exercise of the Private Warrants held by the Empery Funds to acquire a 5.5% interest in Tanbreez Mining Greenland A/S (“Tanbreez”). Substantial additional capital will be necessary in order to fund currently anticipated expenditures and to meet our obligations as they come due.

Substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. We will continue efforts to remedy the conditions or events that raise this substantial doubt, however, as some components of these plans are outside of management’s control, we cannot offer any assurances they will be effectively implemented. We also cannot offer any assurance that any additional financing will be available on acceptable terms or at all. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

We intend to seek to raise funds through equity or debt financing transactions, and we may also pursue joint ventures, production sharing arrangements or other transactions. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until commercial production is achieved from our planned projects, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop the assets of our planned projects. Prior to the Business Combination, we relied upon European Lithium’s access to capital markets as a source of funding for our capital and operating requirements, and we will continue to rely on capital markets for near-term sources of cash. We will require additional capital to fund our ongoing operations, explore and define lithium, other critical metals and minerals geological formations and mineralization and establish any future mining or lithium based products and other critical metals and minerals based manufacturing operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all.

In order to finance our future ongoing operations and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and terms of any financing we pursue, our shareholders’ rights and the value of their investment in our ordinary shares could be reduced. Any additional equity financing may dilute our existing shareholders. If the issuance of new securities results in diminished rights to holders of our ordinary shares, the market price of our ordinary shares could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

If we are unable to obtain additional financing on favorable terms, as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

In addition, certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

●	adverse economic conditions, including inflationary factors and recessionary fears;

●	adverse general capital market conditions, including rising interest rates;

●	low prices of lithium hydroxide, carbonate and spodumene;

●	low prices of rare earths and other critical metals and minerals;

●	poor performance and health of the lithium or mining industries in general;

●	bankruptcy or financial distress of unrelated lithium companies or marketers;

●	significant decrease in the demand for lithium or other rare earth minerals; or

●	adverse regulatory actions that affect our exploration and construction plans or the use of lithium, critical metals or rare earths generally.

The mining industry is capital intensive, and we may be unable to fund our capital requirements or meet contractual commitments.

Mining requires a substantial amount of capital in order to identify and delineate mineral reserves and mineral resources through geological mapping and drilling, to identify geological features that may prevent or restrict the extraction of ore, to construct mining and processing facilities, expand production capacity (including by sinking or deepening existing shafts), to replenish reserves, to purchase, maintain and improve assets, equipment and infrastructure, to comply with legal or regulatory requirements or industry standards as well as to meet unexpected liabilities. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. We expect to materially increase our capital expenditures to support the growth in our business and operations. Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures we will not achieve the targets set forth in our business plan or be able to develop future capital projects. If we are unable to fund our planned capital expenditure projects as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, we may no longer be able to complete existing capital projects. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect our results of operations or financial condition.

Our business operates in the mining exploration and development industry. The Wolfsberg Project and Tanbreez Project are at the development stage, and there are no guarantees that development of these projects into mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

We are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. We have declared mineral resources related to the Wolfsberg Project but have not yet begun to extract mineral from any of our properties. Accordingly, we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors.

Further, we cannot assure you that any of our property interests can be commercially mined or that our ongoing exploration programs will result in profitable commercial mining operations. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which may or may not be eliminated through a combination of careful evaluation, experience and skilled management. Few properties which are explored are ultimately developed into producing mines. Major expenses will be required to construct mining and processing facilities and to establish additional reserves. The profitability of our operations will be, in part, directly related to the cost and success of our exploration and development programs which may be affected by a number of factors. Additional expenditures are required to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

In addition, exploration and development projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will, to a large extent, be based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations and cash flows may be negatively affected.

Our future performance is difficult to evaluate because we have a limited operating history in the mining, energy and resources sector, including in the battery metals industry.

We have not realized any revenues to date from the sale of lithium or any other critical minerals mined from our properties, and our operating cash flow needs have been financed primarily through the issuances of debt and equity raises and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our mining activities.

Our ability to (i) recover carrying values of our assets, (ii) acquire additional lithium, critical minerals or rare earths projects, (iii) continue with exploration, development, commissioning, and mining and (iv) manufacture lithium hydroxide at the Wolfsberg Project ultimately depends on our ability to generate revenues, achieve and maintain profitability and generate positive cash flow from our operations. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

●	a significant, prolonged decrease in the market price of lithium concentrate and/or lithium hydroxide and other critical metals and minerals;

●	difficulty in marketing and/or selling lithium or lithium hydroxide;

●	significantly higher than expected capital costs to construct our mine;

●	significantly higher than expected extraction costs;

●	significantly lower volumes than expected lithium extraction;

●	significantly lower recovery of lithium;

●	significantly lower than expected grade of lithium concentrate;

●	significant delays, reductions or stoppages of mineral extraction activities;

●	shortages of adequate and skilled labor or a significant increase in labor costs;

●	acts of God, epidemics or pandemics, earthquakes, fire, lightning, ice, fog, storms, cyclones and landslides; perils of the sea, delays relating to demurrage and other force majeure events in the critical metals and mining markets;

●	industrial action of an individual or an industry wide nature, lockout;

●	accidents and damage to our mines and processing plants;

●	insufficiency of supplies or transportation, non-availability of charter parties of suitable vessels for the transportation of workers or material;

●	interference caused by war, insurrection, acts of terrorism, acts of foreign enemies, riots and civil commotions, embargos or native title claims;

●	actions and measures of protesters (e.g. blockages) which inhibit (i) the works at our mines or related operations or (ii) the transport to or from our mines or processing plants as well as injunctions which stop the performance of works;

●	acts of intervention of constituted authorities, including government; sanctions;

●	the introduction of significantly more stringent regulatory laws and regulations; and

●	delays in the availability of construction equipment.

Our future mining and lithium manufacturing activities may change as a result of any one or more of these risks and uncertainties. We cannot assure you that any deposit from which we extract mineralized materials will result in achieving and maintaining profitability and developing positive cash flows.

We are substantially dependent on the continued growth of the electric vehicle industry and other industries focused on the transition toward next-generation technology in environmental, commercial and government applications.

We aim to be one of a few producers of performance lithium compounds and other critical metals and minerals that are a critical input in current and next generation high energy density batteries used in electric vehicle applications. For the lithium-based products, our growth is dependent upon the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and results of operations will be affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

●	government regulations and automakers’ responses to those regulations;

●	tax and economic incentives;

●	rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including range per charge), quality, safety, performance, cost and charging infrastructure;

●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

●	volatility in the cost of battery materials, oil and gasoline;

●	rates of customer adoption of higher performance lithium compounds;

●	the environmental impacts of lithium mining;

●	emergence of the substitute products, replacement lithium hydroxide products by lithium carbonate products;

●	rates of development and adoption of next generation high nickel battery technologies, hydrogen fuel cells and other technologies; and

●	anti-mining movements, including local community protests, political and social movements.

For the Tanbreez Project, our goal is to explore and to develop the Tanbreez rare earths deposit, located in Southern Greenland, to become a reliable western world supplier of rare earths and other critical metals and minerals to advance the transition toward next generation technology in environmental, commercial and government applications. The market for such technologies is relatively new, rapidly evolving, and could be affected by numerous external factors including, but not limited to:

●	volatility of the global markets for the rare earths products, disruptions of the supply chains, foreign governments’ interventions to control the strategic supply of the materials;

●	environmental impacts of the rare earths exploration and mining activities;

●	high costs of production, inflation, changes in the local mining, environmental, tax and economic legislation; and

●	anti-mining movements, including local community protests, political and social movements.

Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar of what other companies in our industry have experienced following the announcement of such agreements.

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. We do not currently have any revenue or definitive off-take or sales agreements with customers in place, other than our lithium Offtake Agreement with BMW. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

We anticipate that in some cases our products will be delivered to certain customers on an early trial deployment basis, where such customers have the ability to evaluate whether our products meet their performance requirements before they commit to meaningful orders. If our targeted customers do not commit to make meaningful orders, or at all, it could adversely affect our business, prospects and results of operations. Our customers may require protections in the form of price reductions and similar arrangements that allow them to require us to deliver additional product or reimburse them for losses they suffer as a result of our late delivery or failure to meet agreed upon performance specification. Delays in delivery of our products, unexpected performance problems or other events could cause us to fail to meet these contractual commitments, resulting in delays in obtaining necessary materials used in our production process, defects in material or workmanship or unexpected problems in our manufacturing process, which could lead to unanticipated revenue and earnings losses and financial penalties. The occurrence of any of these events could harm our business, prospects, results of operations and financial results.

Even if we do enter into offtake and/or sales agreements, we may fail to deliver the product required by such agreements or may experience production costs in excess of the fixed price to be paid to us under such agreements. In December 2022, we entered into a long-term Offtake Agreement (the “Offtake Agreement”) with European auto manufacturer, BMW (“BMW”). The Offtake Agreement is conditioned upon the successful start of commercial production at the Wolfsberg Project and full product qualification and certification. Pursuant to the Offtake Agreement, on June 5, 2024, BMW made an advance payment of US$15.0 million to us, which is secured by a bank guarantee at Citi New York (the “Bank Guarantee”) and is subject to be repaid through equal setoffs against battery grade lithium hydroxide delivered to BMW. The advance payment is not yet freely accessible to CRML, and the Company may only access the funds under certain conditions. Our business, results of operations and financial condition may be materially and adversely affected if we are unable to (i) realize the expected benefits under the Offtake Agreement; (ii) enter into similar agreements with other buyers; (iii) deliver the products required by such agreements; or (iv) experience costs in excess of the price set forth in such agreements.

Changes in technology or other developments could adversely affect demand for lithium compounds or result in preferences for substitute products.

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. For example, current and future high energy density batteries for use in electric vehicles will rely on lithium compounds as a critical input. The pace of advances in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds (such as sulfur and aluminum), the acceptance of hydrogen fuel cells in transport applications or a delay in the development and adoption of future high nickel battery technologies that utilize lithium hydroxide could significantly impact our prospects and future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive, some of which could be less reliant on lithium hydroxide or other lithium compounds. Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift. Our investment in our research and development infrastructure may not lead to marketable products. Additionally, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to lithium-based battery systems or improvements on existing lithium-based battery systems that would render our products obsolete or less marketable. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

Our possible future revenues will be mainly derived from the sale of lithium hydroxide, rare earths and their byproducts. Consequently, our success largely depends on long term market prices for lithium and rare earths products remaining higher than our realized costs on any future production.

We expect to derive revenues from the extraction and sale of lithium hydroxide, rare earths and their byproducts. The prices of lithium hydroxide, rare earths and their byproducts may fluctuate widely and are affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on prices, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

Additionally, new production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of lithium hydroxide and lithium carbonate, which has affected its price. Further production increases could negatively affect prices. There is limited information on the status of new lithium hydroxide production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

When compared to many industrial and commercial operations, mining exploration and development projects are high risk and subject to uncertainties. Each mineral resource is unique and the nature of the mineralization, and the occurrence and grades of the minerals such as lithium, as well as its behavior during mining, can never be wholly predicted. Our mineral resource estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate and changes in operating and capital costs may render mineral resources uneconomic to mine.

We report our mineral resources in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future rates of mineral production, including many factors beyond our control. The accuracy of any mineral reserve or mineral resource estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions and market prices being generally in line with estimates.

Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, reduced recovery rates or increased production costs due to inflation or other factors which may render mineral reserves and mineral resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement mineral reserves and/or mineral resources and may adversely impact future cash flows. Further, mineral estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire deposit and mineral resource. As a better understanding of a deposit is obtained, the estimates may change significantly. In addition, the mineral reserves we ultimately exploit may not conform to geological, metallurgical or other expectations and the volume and grade of mineralization recovered may be below the estimated levels. Mineral reserve and mineral resource data is not indicative of future production.

Substantial capital expenditures are required to identify and delineate mineral reserves and mineral resources through geological surveying and drilling, to identify geological features that may prevent or restrict the extraction of mineralization, to determine the metallurgical processes to extract the metals from the mineralization and, in the case of new properties, to construct mining and processing facilities.

There can be no assurance that we will in the long term be able to identify additional mineral reserves or mineral resources or continue to extend the mine life of our existing operations. Without such additional mineral reserves and mineral resources, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize mineral reserves and mineral resources in the future could have an adverse effect on our business, financial condition and results of operations.

The industry in which we operate is subject to domestic and global competition. We have no influence or control over the activities or actions of our competitors, which activities or actions may negatively affect the operating and financial performance of our projects and business.

The mining industry is highly competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies, more staff and equipment, and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can, or expend greater amounts of resources, including capital, in acquiring new and prospective mining projects. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Certain of our officers and directors are now, and some or all of them may in the future become, affiliated with entities engaged in business activities similar to those conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Our charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating any legal obligation.

In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates.

However, the personal and financial interests of our directors and officers in other corporate opportunities may influence their allocation of time to our current and future business activities. Consequently, our directors’ and officers’ discretion in identifying and pursuing other corporate opportunities may result in a conflict of interest, which could negatively impact our operations.

Any failure by management to manage growth properly could have a material adverse effect on our business, operating results and financial condition.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

●	our ability to purchase, obtain leases on or obtain options on properties;

●	our ability to identify and acquire new exploration prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for lithium, rare earths and other critical metals based products and byproducts;

●	our ability to successfully complete construction projects on time and within budget;

●	our access to capital and our ability to raise capital to fund our operations; and

●	our ability to enter into agreements for the sale of lithium rare earths and other critical metals based products and byproducts.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Land reclamation and mine closure may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than any current or future estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we may be required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although we will include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what we projected to fund required reclamation and mine closure activities.

Our success depends on developing and maintaining relationships with local communities and stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our mineral projects, including those people who may have rights or may assert rights to certain of our properties and other stakeholders in our operating locations. Local communities and stakeholders may be dissatisfied with our activities, or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations, as well as our ability to commence or continue exploration or mine development activities.

Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business.

High interest rates in Europe, Australia, the U.S., or elsewhere could adversely affect our costs and earnings due to the impact those changes have on our variable-rate debt instruments.

A strong variation in the exchange rates between foreign currencies and the U.S. dollar could negatively affect our financial results, as a greater percentage of our sales and raw material purchases are not made in U.S. dollars. Furthermore, we could be adversely affected by negative economic conditions prevalent in the U.S. or other countries, even when economic conditions in such countries may differ significantly from economic conditions in Europe or Australia, as investors’ reactions to developments in any of these other countries may have an adverse effect on our securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Europe, Australia or the U.S.

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO, the ongoing conflict in Israel, and the Houthi’s disruption to the movement of goods in the Red Sea have created global security concerns that could have a lasting adverse impact on regional and global economies.

Our business may be adversely affected by force majeure events outside our control, including labor unrest, civil disorder, war, subversive activities or sabotage, extreme weather conditions, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics (such as COVID-19), have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on our operating performance. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional and local economies and increase the difficulty of modeling market conditions, potentially reducing the accuracy of our financial projections. Under these circumstances, we may have difficulty achieving our objectives which may adversely impact performance. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of business partners, sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment and other factors affecting our value.

A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these events could have significant impact on our performance, resulting in losses.

Our current management has no or limited experience operating a U.S. public company and the recruitment of some of our new management with experience in operating a U.S. public company has been delayed pending us raising additional capital.

Several of our executive officers and directors have experience in managing EUR, an Australian publicly traded company, however have no or limited experience in the management of or governance over a U.S. publicly traded company. The recruitment of some of our new management team with experience in operating a U.S. public company has been delaying pending raising additional capital. Our management team may not successfully or effectively manage our transition to a public company which includes significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs.

Risks Related to Legal, Compliance and Regulations

We will be required to obtain governmental permits and approvals to conduct development and mining operations, a process which is often costly and time-consuming. There is no certainty that all necessary permits and approvals for our planned operations will be granted.

We are required to obtain and renew governmental permits and approvals for our exploration and development activities and, prior to mining any mineralization that we discover, we may be required to obtain additional governmental permits and approvals that we do not currently possess. Obtaining and renewing any of these governmental permits is a complex, time-consuming and uncertain process involving numerous jurisdictions, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of approval requirements administered by the applicable governmental authority as well as the time required for, and the outcome of, environmental impact assessment proceedings in Austria and extension of the exclusive license for exploitation of rare earths minerals for the Tanbreez Project in Greenland.

We may not be able to obtain or renew permits or approvals that are necessary to our planned operations, or we may discover that the cost and time required to obtain or renew such permits and approvals exceeds our expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay our planned exploration, development and mining operations, which in turn could materially adversely affect our prospects, revenues and profitability. In addition, our prospects may be adversely affected by the revocation or suspension of permits or by changes in the scope or conditions to use of any permits obtained.

For example, in addition to the permits that we have been issued to date, we are required to obtain other permits and approvals before construction or operations related to, zoning, rezoning, construction mining, mineral concentration and chemical manufacturing.

Private parties, such as environmental activist organizations, frequently attempt to intervene in the permitting process to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.

The legal and regulatory framework in which we operate is complex, and our governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Our operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

We are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include Austria and Australian anti-bribery and corruption legislation, as well as the laws of the other countries (for example, the U.S. Foreign Corrupt Practices Act and the UK’s Bribery Act 2010) where we do business or have a close connection. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar areas. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations and financial condition.

Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Our operations are subject to compliance with various environmental, health and safety laws, regulations, permitting requirements and standards in Austria.

We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

We also could be liable for any environmental contamination at, under or released from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, financial position and results of operations.

The core health risks associated with our mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and harmful particulates. The most significant occupational diseases affecting our workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise-induced hearing loss. Past and current employees may be awarded compensation for occupational illnesses (and injuries) in accordance with the legislative regime applicable to the illness contracted.

In the case of occupational diseases such as silicosis, employees retain the right to seek additional compensation from their employer in a civil action under common law (either as individuals or as a class) for the shortfall of their claims, to the extent that such claims are not fully satisfied under the statutory workers compensation regime (which, due to the low thresholds set by statute, is often the case).

Additionally, due to the nature of our operations, our employees and contractors are exposed to varying degrees of risk in the workplace. These risks may include exposure to dangerous situations, machinery or materials and/or health hazards and have the potential to result in disease, personal injury or death. We are responsible for the health, safety and security of our employees, (including third-party personnel) working at sites and persons who are not employed by us but may be directly affected by our operations under our management and, accordingly, must implement adequate health and safety systems and procedures. Health and safety incidents can result in loss of life, losses and liabilities, work stoppages, serious damage to equipment or property or environmental damage. These risk factors can, singularly or in combination, have a material effect on our reputation, results of operations and financial condition. In the event of disease, injury or death arising out of the negligence of an employer or its employees, a risk of criminal and, in certain circumstances, civil litigation exists. In the case of a work-related fatality, an employer may be subjected to criminal charges in a court of law. Furthermore, such incidents can result in violations of various health and safety laws and regulations that could have a material adverse effect on our results of operations, financial condition and/or prospects.

The impacts of climate change may adversely affect our operations and/or result in increased costs to comply with changes in regulations.

Climate change is an international and community concern which may directly or indirectly affect our business and current and future activities. The continuing rise in global average temperatures has created varying changes to regional climates across the world and extreme weather events have the potential to delay or hinder our exploration activities at our mineral projects, and to delay or cease operations at any future mine. This may require us to make additional expenditures to mitigate the impact of such events which may materially and adversely increase our costs and/or reduce production at a future mine. Governments at all levels are amending or enacting additional legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency, or where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. As a significant emitter of greenhouse gas emissions, the mining industry is particularly exposed to such regulations. Compliance with such legislation, including the associated costs, may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration and future development and mining operations.

Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption in the delivery of essential commodities then production efficiency may be reduced, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, climate change is perceived as a threat to communities and governments globally and stakeholders may demand reductions in emissions or call upon mining companies to better manage their consumption of climate-relevant resources. Negative social and reputational attention toward our operations may have a material adverse effect on our business, financial condition, results of operations and prospects. A number of governments have already introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our mineral projects.

We face opposition from organizations that oppose mining which may disrupt or delay our mining projects.

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) that oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. NGOs or local community organizations could create direct adverse publicity against and/or disrupt the operations of our properties, regardless of our successful compliance with social and environmental best practices, due to political factors. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could have a material adverse effect on our business, financial condition or results of operations.

The requirements of being a public company in the U.S. may strain our resources and divert management’s attention, and the increases in legal, taxation, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States require significant resources and management attention. We are subject to reporting requirements of the Exchange Act and Nasdaq. We are also subject to different taxation legislation in the jurisdictions in which we operate in addition to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

Our business could be adversely affected by trade tariffs or other trade barriers.

Our business will be subject to the imposition of tariffs and other trade barriers, which may make it more costly for us to export our minerals to the imposing country. If we experience cost increases as a result of existing or future tariffs, and are unable to pass on such additional costs to our customers, or otherwise mitigate the costs, or if demand for our exported minerals decreases due to the higher cost, our business, prospects, financial condition, results of operations and cash flows may be materially and adversely affected.

We are exposed to possible litigation risks, including mining permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims. Further, we may be involved in disputes with other parties in the future that may result in litigation. Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes.

The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly, time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

Risks Related to Technology

Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation.

We maintain information necessary to conduct our businesses, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to deliver our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. We develop and maintain information security programs to identify and mitigate cyber risks but the development and maintenance of these programs is costly and requires ongoing monitoring and updating as technology changes and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our businesses may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged, resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events.

A failure of our information technology and data security infrastructure could adversely affect our business and operations.

We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our business, financial condition or results of operations. We may incur material losses relating to cyberattacks or other information security breaches in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.

Operating Risks

The development of mining operations at the Wolfsberg Project and the Tanbreez Project is dependent on a number of factors, many of which are beyond our control. If we commence production at the Wolfsberg Project and the Tanbreez Project, our operations may be disrupted by a variety of risks and hazards that could have a material adverse effect on our future operating costs, financial condition and ability to develop and operate a mine.

Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting mineralization or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity and other accidents or conditions resulting from mining activities, including, among others, blasting and the transport, storage and handling of hazardous materials. In addition, production, in general, is negatively affected by high rainfall and inclement weather conditions affecting mining in an open pit environment.

We remain at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents. Any such incidents could have a material adverse effect on our business, operating results and financial condition. Seismic activity is of particular concern in the underground mining environment. Seismic events have intermittently in the past caused death and injury to workers, and can result in safety-related stoppages. Additionally, seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

Furthermore, there is the risk that relevant regulators may impose fines and work stoppages for non-compliant mining operating procedures and activities, which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future, to enforce the provisions of the relevant statutes to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offense and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties.

As a result, the occurrence of any of these events may have a material adverse effect on our business, results of operations and financial condition.

The occurrence of significant events against which we may not be fully insured could have a material adverse effect on our business, financial condition and results of operations.

Although we have an insurance program, we may become subject to liability for pollution, occupational illness or other hazards against which we have not been insured, cannot insure or are insufficiently insured, including those relating to future mining activities. Our existing property and liability insurance contains specific exclusions and limitations on coverage. Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Risks Related to Our Projected Mining Operations

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and future development activities may not result in profitable mining operations.

The actual operating costs at any mineral project that we are able to develop into an operating mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in mineralization recovery and mining rates from those assumed in any mining plan that may be generated, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at any such future mine may be significantly higher than those set forth in the Technical Report Summary and will use as a basis for construction of a mine. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in such report and any future development activities may not result in profitable mining operations.

Mining projects such as ours have no operating history on which to base estimates of future operating costs and capital requirements. Any projections we make are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, our actual operating results may differ materially from our forecasted results.

Our development and exploration projects have no operating history on which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are largely based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of mineralization to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that we will be able to complete the development of our mineral projects, or any of them, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support our operations. Should any of these events occur, it would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our resource estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our development and mining plans, which may, in turn, adversely affect our operations.

Estimated mineral resources (and mineral reserves) may have to be recalculated based on changes in commodity prices, further exploration or development activity, loss or change in permits or actual production experience. Such changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. The extent to which our mineral resources may ultimately be reclassified as mineral reserves depends on the demonstration of their profitable recovery and economic mineability. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves.

Material changes in mineral resources, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop and maintain commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs.

Risk Related our Structure and Regulatory Matters

European Lithium is listed on the Australian Securities Exchange, which could divert our management’s time and resources away from our development efforts. We may face claims and liability for breaches, or alleged breaches, of Australian regulations and other applicable laws.

European Lithium will remain listed, and will be required to comply with Australian corporate law and the listing rules of the Australian Securities Exchange (the “ASX”). We have policies and procedures that we believe are designed to provide reasonable assurance that our actions will not infringe on either Australian corporate law or the ASX listing rules. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by Australian regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We are dependent upon distributions from our subsidiaries to pay taxes and cover our corporate and other overhead expenses and pay dividends, if any, on our ordinary shares. We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We are a holding company and have no material assets other than our equity interest in our subsidiaries. We have no independent means of generating revenue and depend on our subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our ordinary shares. Legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Thus, we do not currently expect to pay cash dividends on our ordinary shares. Any future dividend payments are within the absolute discretion of the Board of Directors of the Company (the “Board”) and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that the Board may deem relevant.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are a “foreign private issuer” under the SEC rules and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and we are not required to reconcile our financial statements to U.S. GAAP. We are not required to comply with Regulation Fair Disclosure, or Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, we are permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain Nasdaq listing requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. We have the option to rely on available exemptions under the Listing Rules that would allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the Board be comprised of a majority independent directors, (ii) the requirement that our independent directors meet regularly in executive sessions and (iii) the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans.

Accordingly, our shareholders may receive less or different information about us than they would receive about a U.S. domestic public company, and our shareholders may not have the ability to vote on or approve certain transactions that are typical of a U.S. domestic public company. Please see “Item 16G. Corporate Governance” for additional information.

We may lose our foreign private issuer status which would then require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended, and cause us to incur significant additional legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act, and we take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our most recent determination of foreign private issuer status was made on December 31, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. In such an event, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

EUR controls a majority of the voting power of our outstanding shares. As a result of its voting control, EUR is effectively be able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors (subject to the contractual designation rights set forth in the Investors Agreement). As a result of being able to appoint and remove directors, EUR will indirectly effectively control mergers and acquisitions, payment of dividends, and other matters of corporate or management policy. Under Nasdaq rules, a listed company of which more than 50% of the voting power for the election of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement (i) that a majority of our Board consist of independent directors, as defined under the Nasdaq rules, (ii) to have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have director nominees selected, or recommended for our Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors, and (iv) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We have elected to be treated as a “controlled company.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

EUR may have its interest in us diluted due to future equity issuances or its own actions in selling our ordinary shares, in each case, which could result in a loss of the “controlled company” exemption under Nasdaq listing rules. We would then be required to comply with those provisions of Nasdaq listing requirements.

If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our ordinary shares.

In connection with the audit of our consolidated financial statements for the years ended June 30, 2024 and 2023, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The significant deficiencies related to the following:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to assure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review to the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We have concluded that there are significant deficiencies in our internal control over financial reporting and we cannot assure you that additional sufficient deficiencies will not be identified in the future. These significant deficiencies may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

In the course of auditing the consolidated financial statements for the years ended June 30, 2024, we and our independent registered public accounting firm identified six significant deficiencies in the internal control over financial reporting as of June 30, 2024, in accordance with the standards established by the PCAOB. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the financial reporting. These significant deficiencies relate to the segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs. We aim to take certain measures by hiring additional personnel and implement polices and procedures to remediate the identified significant deficiencies, although no assurance can be given as to whether these steps will be sufficient. The implementation of these improvements may increase our administrative expenses. To the extent these steps are not successful, we could be forced to incur additional expenses and require more of management’s time.

We cannot assure you that additional significant deficiencies in the internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in the implementation of new or improved controls, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet the periodic reporting obligations or result in material misstatements in the financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of the internal control over financial reporting. Furthermore, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of the internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. However, for as long as we are an “emerging growth company” under the JOBS Act, the independent registered public accounting firm will not be required to attest to the effectiveness of the internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that the management’s assessment of our internal control over financial reporting might not. The existence of a significant deficiency could result in errors in the financial statements that could result in a restatement of financial statements, cause us to fail to meet the reporting obligations and cause investors to lose confidence in the reported financial information, leading to a decline in the price of our ordinary shares.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for the ordinary shares and our share price may be more volatile.

The future exercise of registration rights may adversely affect the market price of the ordinary shares.

Pursuant to a registration rights agreement to entered into concurrently with the Closing, we registered the ordinary shares held by EUR, Sizzle, the Sponsor and certain other holders of ordinary shares (including ordinary shares issuable upon the exercise, conversion, exchange or redemption of any other security therefor). In addition, the certain holders of our ordinary shares have been granted both demand and piggyback registration rights for our securities received in connection with the Business Combination.

The registration of these securities will permit the public resale of such securities, subject to any applicable contractual lock-up obligations. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the ordinary shares.

Anti-takeover provisions contained in our Charter, as well as provisions of British Virgin Islands law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for ordinary shares and could entrench management.

Our Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under British Virgin Islands law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions include the ability of the Board to designate the terms of and issue new series of preferred shares without shareholder approval, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. The Charter also provides that the board of directors shall be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. There are advance notice requirements for shareholders seeking to nominated directors and propose matters to be acted upon at shareholder meetings, which could discourage or make more difficult an attempt to obtain control over us by means of a proxy contest, tender offer, merger, or otherwise.

Our Charter provides, subject to limited exceptions, that the courts of the British Virgin Islands will be the exclusive forum for matters arising out of or in connection with our Charter, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Charter provides that, unless we otherwise consent in writing to the selection of an alternative forum, each party shall be deemed to have agreed that the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine all any dispute, suit, action, proceedings, controversy or claim of any kind arising out of or in connection with the Charter and for such purposes we and each member shall be deemed to have irrevocably submitted to the jurisdiction of such courts.

Additionally, unless we otherwise consent in writing, the federal district courts of the United States will be the exclusive forum for the resolution of claims arising under the Securities Act and Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring such claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Risks Related to Ownership of Our Ordinary Shares

The price of our securities may be volatile.

The market price of our ordinary shares and Public Warrants may fluctuate significantly, depending on many factors, some of which may be beyond our control, including:

●	actual or anticipated fluctuations in our operating results due to factors related to our business;

●	failure to meet or exceed financial estimates and projections of the investment community or that we to the public;

●	the failure of securities analysts to cover, or maintain coverage of, the ordinary shares;

●	issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

●	operating and share price performance of other companies in the industry or related markets;

●	the timing and magnitude of investments in the growth of the business;

●	success or failure of our business strategies;

●	our ability to obtain financing as needed;

●	announcements by us or our competitors of significant acquisitions, dispositions or strategic investments;

●	additions or departures of key management or other personnel;

●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant stockholders or the perception that such sales could occur;

●	changes in capital structure, including future issuances of securities or the incurrence of debt;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	investor perception of the Company and our industry;

●	overall market fluctuations;

●	results from any material litigation or government investigation;

●	changes in laws and regulations (including tax laws and regulations) affecting our business;

●	changes in capital gains taxes and taxes on dividends affecting stockholders; and

●	general economic conditions and other external factors.

Low trading volume for our ordinary shares, which may occur if an active trading market is not sustained, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general can experience volatility that is unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our ordinary shares and Public Warrants.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of its shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. The timing, declaration, amount and payment of future dividends to stockholders falls within the discretion of the Board. The Board’s decisions regarding the amount and payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our continued eligibility for listing on Nasdaq depends on our ability to continue to meet Nasdaq’s listing standards, including having a minimum level of shareholders’ equity.

If Nasdaq delists the ordinary shares from trading on its exchange for failure to meet the listing standards, we and our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the ordinary shares are a “penny stock” which will require brokers trading in the ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the price and trading volume of our securities could decline.

The trading market for our securities will depend in part on the research and reports that analysts publish about our business. We will not have any control over these analysts, and the analysts who publish information about us may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If few or no securities or industry analysts cover us, if one or more of the analysts who cover us ceases coverage of us or fails to publish reports on us regularly, the trading price for our securities would be negatively impacted. If one or more of the analysts who cover us downgrades our securities or publishes inaccurate or unfavorable research about our business, the price of the ordinary shares would likely decline.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Although our ordinary shares are traded on Nasdaq, an active trading market may not be sustained. The average trading volume in our ordinary shares been historically low, as approximately 91% of the ordinary shares are subject to lock-up restrictions for a period of one-year following the Closing of the Business Combination (which was February 27, 2024). As a result, the trading price of our ordinary shares may be impacted by low trading volume and public float, and an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, our ordinary shares. In addition, the trading price of our ordinary shares could vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. In the absence of an active trading market for our ordinary shares, investors may be unable to sell their shares.

Our Warrants are exercisable for ordinary shares, which would increase the number of shares eligible for resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase an aggregate of 11,238,281 consisting of (i) warrants to purchase 7,673,484 Ordinary Shares, which were assumed by the Company at the closing of the Business Combination, each with an exercise price of $11.50 per share (the “Public Warrants”), (ii) a warrant to purchase up to 350,000 Ordinary Shares, issued to Polar Multi-Strategy Master Fund, with an exercise price of $10.00 per share (subject to adjustments) expiring on the 15th month anniversary of the closing of the Business Combination (the “Polar Warrant”), (iii)(a) a warrant to purchase up to 571,345 Ordinary Shares, issued to Empery Asset Mater, LTD, with an exercise price of $10.00 per share (subject to adjustments) expiring on the 15th month anniversary of the closing of the Business Combination, (b) a warrant to purchase up to 253,269 Ordinary Shares, issued to Empery Tax Efficient III, LP, with an exercise price of $10.00 per share (subject to adjustments) expiring on the 15th month anniversary of the closing of the Business Combination, and (c) a warrant to purchase up to 175,386 Ordinary Shares, issued to Empery Tax Efficient, LP, with an exercise price of $10.00 per share (subject to adjustments) expiring on the 15th month anniversary of the closing of the Business Combination (collectively, the “PIPE Warrants”) and (d) on June 16, 2024, certain funds affiliated with Empery Asset Management, LP elected to partially exercise the PIPE Warrants for 600,000 ordinary shares, (iv) a Warrant to purchase up to 1,814,797 Ordinary Shares, issued to Gem Global Yield LLC SCS, with an exercise price of $10.71 per share (subject to adjustments) expiring on the 3rd anniversary of the closing of the Business Combination (the “GEM Warrant”), will become exercisable in accordance with the terms of such warrant agreement governing those securities, and (v) the new warrants to purchase up to 1,000,000 Ordinary Shares (the “New Warrants,” and, collectively with the Public Warrants, the Polar Warrant, and the PIPE Warrants, the “Warrants”). Each Warrant entitles the holder thereof to purchase one ordinary share at the applicable exercise price of such Warrant. The exercise price of (i) the Public Warrants is $11.50 per share, (ii) the Polar Warrant is $10.00 per share, (iii) PIPE Warrants is $10.00 per share, (iv) the is $10.71 per share, and (v) the New Warrants is $11.45, in each case, subject to adjustment as set forth therein. As of the date of this Annual Report, all New Warrants remain outstanding. We believe that the likelihood that Warrant holders determine to exercise their Warrants is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the applicable exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be unlikely to exercise any of their Warrants. Conversely, we believe the Warrant holders are more likely to exercise their Warrants the higher the price of our ordinary shares Is above the applicable exercise price of such Warrants. To the extent the Warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our ordinary shares.

Your unexpired Public Warrants may be redeemed prior to their exercise at a time that may be disadvantageous to you, thereby making your Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant, provided that the last reported sales price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on each of 20 trading days within any 30 trading day period commencing after the Public Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the ordinary shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or the Company has elected to require the exercise of the Warrants on a cashless basis. If and when the Public Warrants become redeemable, we may not exercise such redemption right if the issuance of the ordinary shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you to: (i) exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

Sales of a substantial number of our securities in the public market by certain of our securityholders could cause the price of our ordinary shares and public warrants to fall.

Certain of our securityholders can sell, under a registration statement that we have filed with the SEC, up to 100,312,567 ordinary shares, constituting approximately 95% of our outstanding ordinary shares on a fully diluted basis (assuming and after giving effect to (x) the issuance of 11,238,281 ordinary shares upon exercise of all outstanding warrants and (y) the issuance of 12,500,000 ordinary shares pursuant to the GEM Agreement) as of June 30, 2024. In addition, nearly all of these ordinary shares are currently subject to lock-up restrictions, but this lock-up will expire on the one-year anniversary of the Closing of the Business Combination (which was February 27, 2024). The sale of all or a portion of such securities could result in a significant decline in the public trading price of our securities. The resale, or expected or potential resale, of a substantial number of shares of our ordinary shares in the public market could occur at any time. Such sales, or the perception that such sales could occur, could adversely affect the market price for our ordinary shares and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of time.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise, including pursuant to the GEM Agreement and outstanding warrants, will dilute all other stockholders and may and have a negative impact on the market price of our ordinary shares.

Our existing cash and cash equivalents may not be sufficient to meet our working capital needs in the future. Further, our estimates may prove to be inaccurate, and we could spend our capital resources faster than we currently expect. Further, changing circumstances, some of which may be beyond our control, could also cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned. Accordingly, we expect to issue additional shares in the future that may result in dilution to other shareholders.

For example, under the GEM Agreement, we are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for the issuance the ordinary shares a per-share amount equal to 90% of the average closing bid price of the ordinary shares recorded by Nasdaq during the 30 consecutive trading days commencing on the first trading day that is designated on the draw down notice. In addition, at the Closing, the GEM Investor was granted the GEM Warrant to purchase up to 1,814,797 ordinary shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Business Combination. However, it is possible that we may not be able to obtain access to the full amount potentially available to us under the GEM Agreement due to a variety of factors outside of our control. In connection with the closing of the Business Combination, we also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, we agreed to issue Ordinary Shares to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing, the GEM Investor was granted the option to sell such commitment shares to the Company for $1.875 million (the “Commitment Fee Put Amount”). In addition, the GEM Investor, on the first anniversary of the closing of the Business Combination, was granted the right to require us to purchase the GEM Warrant from GEM Global in exchange for a number of Ordinary Shares having a value equal to $27,200,000. On April 29, 2024, we, GEM Global and GYBL entered into a second letter agreement, pursuant to which, we were granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the Closing. On September 27, 2024, we, GEM Global and GYBL entered into a second letter agreement, pursuant to which, we agreed to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a cash payment of $3,500,000 following the consummation of a capital raising transaction in which we receive aggregate gross proceeds of at least $15,000,000. If we fail to consummate a capital raising transaction by December 31, 2024, such amount shall incur interest at a 10% annual rate.

The GEM Agreement prohibits the GEM Investor and GBYL, and their affiliates, from: (1) selling any of our securities during the term of the agreement except for the ordinary shares that it owns or has the right to purchase pursuant to the provisions of a Draw Down Notice (as defined in the GEM Agreement or the GEM Warrant); (2) entering into a short position, engaging in any short sales or equivalent transactions, establishing or increasing a put equivalent position or liquidating or decreasing any call equivalent position with respect to our shares, or taking, directly or indirectly, any action designed or intended to cause the manipulation of the price of our shares to facilitate the sale or resale of any of the shares; and (3) during any Draw Down Pricing Period and on a daily Trading Day basis, the GEM Investor agreed to restrict the volume of sales of ordinary shares by it, its affiliates and any entity managed by the GEM Investor to no more than 1/30th of the ordinary shares purchased pursuant to the related Draw Down Notice.

The GEM Investor and GYBL further agreed to comply in all material respects with all applicable laws, rules, regulations and orders in connection with the GEM Agreement and other transaction documents entered into in connection therewith and the transactions contemplated hereby and thereby, including, without limitation, the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. The GEM and GYBL have informed us that they did not engage in any short selling of our securities or other hedging activities prior to entering into the GEM SPA.

In addition, we have granted equity awards to employees, directors, and consultants under our share incentive plans and we may do so in the future. We also expect to raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. We intend to comply with the Nasdaq home country corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to requirements of the British Virgin Islands in lieu of many of the Nasdaq corporate governance rules. For example, among other things, we have opted out of the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Please see “Item 16G. Corporate Governance.”

Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and could have a negative impact on the market price of the Company ordinary shares and the Company’s ability to obtain additional financing in the future.

Risks Related to U.S. Federal Income Tax

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated in the British Virgin Islands and a UK tax resident, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as a result of the Business Combination. For U.S. federal income tax purposes, a corporation is generally classified as a U.S. (or “domestic”) corporation if it is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia. Because the Company is not so created or organized (but is instead incorporated only in the British Virgin Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. (or “domestic”) corporation) under these general rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under non-U.S. law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

We are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, is subject to detailed rules regulations (the application of which is uncertain in various respects and could be impacted by changes in such rules and regulations with possible retroactive effect), there can be no assurance that the IRS will not challenge our status as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court. In addition, the Company’s U.S. counsel expresses no opinion as to the status of the Company as a foreign corporation under Section 7874 of the Code.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a foreign corporation for U.S. federal income tax purposes, we and certain of our shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate and potential future withholding taxes on certain of our shareholders. In particular, holders of our ordinary shares would be treated as holders of stock of a U.S. corporation.

Investors should consult their own advisors regarding the potential application of Section 7874 of the Code to the Company.

If a U.S. person is treated as owning at least 10% of our stock, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us and our direct and indirect subsidiaries (the “Company Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. If the Company Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are treated as a CFC. The Company Group currently includes a U.S. subsidiary.

If we or any of our non-U.S. subsidiaries is a CFC, “United States shareholders” will be subject to adverse income inclusion and reporting requirements with respect to such CFC. No assurance can be provided that we will assist holders in determining whether it or any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a “United States shareholder” with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax payment obligations with respect to such CFCs.

U.S. investors may suffer adverse U.S. federal income tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (ordinarily based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. As of the date hereof, we have not made a determination as to our PFIC status for our most recent taxable year or any other taxable year. Thus, no assurance can be given as to whether we were a PFIC for our most recent taxable year or whether we will be a PFIC in our current taxable year or for any future taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during a U.S. Holder’s (as defined in the section of this Annual Report entitled “Material U.S. Federal Income Tax Considerations”) holding period for our ordinary shares, such U.S. Holder may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder is eligible for and makes one of the elections available under the Code (which such election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. There can be no assurance that we will have timely knowledge of its status as a PFIC in any taxable year or that we will timely provide information that would be required in order for a U.S. Holder to make any such election. For a further discussion, see “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” U.S. investors are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and their investment in our ordinary shares.

Item 4. Information on the Company.

A.	History and Development of the Company

We are a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. At the closing of our Business Combination, our efforts were solely focused on the development of our wholly owned Wolfsberg Lithium Project (the “Wolfsberg Project”) located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we held additional Austrian projects, including the 20% interest European Lithium transferred to us at the Closing of the Business Combination (which was February 27, 2024). On June 5, 2024, we announced an agreement to acquire an interest in the Tanbreez Green Rare Earth Mine (the “Tanbreez Project”). The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply rare earth elements (“REEs”) to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry.

Our executive offices are located at c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Critical Metals is a holding company incorporated in the British Virgin Islands. We conduct our operations through our subsidiaries. Investments in our securities are not purchases of equity securities of these operating subsidiaries but instead are purchases of equity securities of a BVI holding company with no material operations of its own. With a holding company structure, we are subject to various restrictions on intercompany fund transfers and foreign exchange control under current laws and regulations and could be subject to additional restrictions under new laws and regulations that may come into effect in the future.

As of the date of this Annual Report, we have not made any dividends or distributions to our shareholders. Any determination to pay dividends will be at the discretion of our board of directors. Currently, we do not anticipate that we would distribute earnings even after we become profitable and generate cash flows from operations.

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Recent Developments

On the Closing Date, we consummated the Merger Agreement, by and among the Company, Sizzle, EUR, ELAT and Merger Sub.

Pursuant to the Merger Agreement (a) the Company acquired all of the issued and outstanding shares of ELAT held by EUR in exchange for ordinary shares of the Company, such that ELAT became a wholly owned subsidiary of the Company and EUR became a shareholder of the Company; and immediately thereafter (b) Merger Sub merged with and into Sizzle, with Sizzle continuing as the surviving entity and wholly owned subsidiary of the Company. In connection with the closing of the Business Combination, Critical Metals became a publicly traded company on Nasdaq. The Company’s ordinary shares and public warrants are listed on Nasdaq under the trading symbols “CRML” and “CRMLW,” respectively. Trading on the Nasdaq commenced on February 28, 2024.

Tanbreez Project Investment

On June 5, 2024, we entered into a binding Heads of Agreement (as subsequently amended and restated, the “Heads of Agreement”) with Rimbal Pty Ltd., a company controlled by geologist Gregory Barnes (“Rimbal”), pursuant to which we would acquire an interest in the Tanbreez Project. On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal. On July 23, 2024, pursuant to the Heads of Agreement, we acquired an additional 36.45% interest (the “Stage 1 Interest”) in Tanbreez in exchange for the issuance by us to Rimbal of approximately 8.4 million ordinary shares, bringing our total equity ownership in Tanbreez to 42%. The ordinary shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

Pursuant to the Heads of Agreement, if we invest $10 million in exploration expense in Tanbreez within two years from the date of the Heads of Agreement, we will have the option to increase our ownership interest in Tanbreez to 92.5% (the “Stage 2 Interest”) by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. The closing of the Stage 2 Interest is subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the acquisition of the Stage 2 Interest will occur.

Joint Venture with Obeikan Investment Group

On July 9, 2024, we accepted the assignment of EUR’s interest in the previously disclosed proposed joint venture (the “Joint Venture”) with the Obeikan Investment Group (“Obeikan”). In connection with such assignment, we and Obeikan entered into a shareholders agreement (the “Shareholders Agreement”) related to the Joint Venture. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the construction and development of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Project.

B.	Business Overview

BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section “we,” “us,” “our,” and other similar terms refer to European Lithium AT (Investments) Limited and its subsidiaries prior to the Business Combination and refer to the Company (including European Lithium AT (Investments) Limited) and its subsidiaries immediately following the consummation of the Business Combination.

Overview

We are a mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our main efforts are focused on the development of the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects (each as defined below), which was previously held by European Lithium immediately prior to the closing of the Business Combination, and a 42% interest in the Tanbreez Project in Southern Greenland. Please see the sections entitled “—The Weinebene and Eastern Alps Projects” and “Description of the Tanbreez Project” for additional information on the Weinebene and Eastern Alps Lithium Projects and the Tanbreez Project, respectively.

The Wolfsberg Project is geographically located in a supportive region that we believe is the center of the growing European lithium battery and electric vehicle (“EV”) industry. The region boasts strong local infrastructure, located close to Graz and Klagenfurt airport, and is serviced by nearby railways and highways. Located nearby to the Wolfsberg Project are several planned giga factories that are to be built by battery suppliers and some of Europe’s leading automakers, seeking to satisfy the growing demand for lithium-ion batteries in the EV market. We believe the proximity of the Wolfsberg Project to potential resources, planned production operations, a strong local workforce and our potential customer base will allow us to deliver a valuable supply of lithium products, a key lithium-based compound in lithium-ion batteries, which is preferred by most EV manufacturers.

The Wolfsberg Project comprises 54 exploration licenses, which covers a total area of 1,133 hectares and a mining license over 20 mining areas occupying 86.7 hectare that lie within the exploration area.

We are aiming to commence spodumene production at the Wolfsberg Project in 2026 or 2027, subject to funding, relevant approvals by the Austrian government and the recovery of commodity prices for lithium and lithium products. Please see the section entitled “Risk Factors,” including “Risk Factors — Operating Risks” for a description of risks related to the Wolfsberg Project.

The Tanbreez Project, located in Southern Greenland, is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earths supply for North America and Europe. Once operational, the Tanbreez Project is expected to supply REEs to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry. By centralizing the supply chain for critical metals, the Tanbreez Project is expected to provide secure, sustainable and reliable sources of critical metals, reducing the dependence of the western world partners on imports and bolstering their national security. As such, we expect this strategic rare earth asset to benefit from robust regulatory changes taking place in Europe and North America. Establishing a western focused supply chain for critical metals will be essential for everything from renewable energy to high-tech manufacturing to defense applications.

The Tanbreez Project is expected to possess greater than 27% heavy rare earth elements (“HREE”), which carry a much higher value than light rare earth elements. In an industry where competitors primarily target light rare earth elements (“LREE”), the Tanbreez Project is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

History and Development of the Wolfsberg Project

The Wolfsberg Project was initially discovered by Minerex (“Minerex”), an Austrian government company, in 1981. Following extensive exploration, technical and commercial studies, a pre-feasibility study was completed in 1987. Minerex completed exploration work that included initial surface geology mapping along with 9,940 cubic meters of surface trenches and a diamond-drilling program totaling 12,012 meters collared from surface. In 1985, an underground exploration program was undertaken that included development of a decline from the surface from the northern side of Brandrucken Mountain through the amphibole schist to provide access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling and an additional decline was driven to access the veins in the mica schist. In all 1,389 meters of underground development was mined. A diamond drilling campaign of 4,715 meters was undertaken from underground to effectively infill the surface drilling to about 50-meter intervals in the eastern part of Zone 1. The Austrian government ultimately decided not to proceed with developing the Wolfsberg Project due to the low demand for and the price of lithium, and, as a result, Minerex was dissolved. In 1988, the Wolfsberg Project was transferred to Bleiberger Bergwerksunion (“BBU”), a government owned miner of lead and zinc.

In 1991, BBU was dissolved by the Austrian government, and the Wolfsberg Project was sold to Kärntner Montanindustrie GmbH (“KMI”), a private mining company. KMI carried out the necessary work specified by the Austrian mining authorities to hold the exploration licenses and maintain the mine in good order.

In 2011, KMI was granted a mining license for the Wolfsberg Project. In 2011, ASX-listed Global Strategic Metals Limited (“GSM”), previously named East Coast Minerals NL, and Exchange Minerals (through jointly owned subsidiary ECM Lithium AT GmbH), acquired the Wolfsberg Project from KMI for €9.7m plus 20% VAT.

Following its acquisition of the Wolfsberg Project, GSM undertook exploration drilling in 2012 on the southern limb of the anticline, which confirmed the structural interpretation and presence of lithium bearing pegmatite veins. Trial mining was undertaken in 2013 to validate the mining license and to collect 500 ton bulk samples from the two mineralization styles for metallurgical testing. The Minerex drilling data was utilized to develop a three-dimensional resource model for use in mine planning. In 2014, GSM undertook a corporate restructuring to separate its lithium and silver businesses. The demerger was effected via a pro-rata in-specie distribution of shares in European Lithium Limited to GSM shareholders.

In 2016, European Lithium, formerly Paynes Find Gold Limited, completed its acquisition of the Company. Following its acquisition, European Lithium completed its verification of the original Minerex exploration data. To complete the verification, European Lithium digitized the original Minerex data and then applied a verification program that incorporated (i) channel sampling along exposed pegmatite veins in the underground drifts to replicate the channel sampling conducted by Minerex on every new face after blasting to extend the tunnels along the strike of the veins and (ii) twin-hole drilling from underground to compare the drill core logs from Minerex for seven drill holes selected to maximize the number of pegmatite intersections.

Overview of Our Projects

The Wolfsberg Project

The Wolfsberg Project’s mine is located just to the south of Wolfsberg. This location allows access to the nearby A2 motorway and the natural gas transmission pipeline that follows the motorway. Wolfsberg is an industrial town of approximately 25,000 residents with a growing light industrial sector. In addition, the Wolfsberg Project is positioned in close proximity to large lithium import markets in Europe, such as Germany, Belgium, France, Italy and Spain, and planned battery projects in Hungary, Germany, Sweden and the United Kingdom.

On August 15, 2023, EUR announced it had received a grant of new mining licenses and extensions for the Wolfsberg Project located in a new mining field called Barbara. The grant of new licenses and extensions grows the Wolfsberg Project to a total of 20 licenses, nearly doubling the footprint for the underground mining operations. Currently, we hold 22 original and 32 overlapping exploration licenses covering Zones 1 and 2 of the Wolfsberg Project. All exploration licenses have been extended by the Austrian Mining Authority through December 31, 2024 and we are currently in the process of seeking an extension of such licenses for another five-year period. We also hold a mining license that covers 20 mining areas until December 31, 2025. The mining license can be renewed on an ongoing basis provided its conditions are maintained. Please see the section entitled “Description of the Wolfsberg Project” for additional information on the Wolfsberg Project.

Exploration and Development

As part of EUR’s verification and validation of the Minerex data in 2016, a number of twin channel samples were taken across the pegmatites. After samples positions are marked, sample boundaries were cut perpendicular to the pegmatite strike direction using a diamond saw. The samples were 5 centimeters wide by 10 centimeters deep. Once cut, the samples were broken out using jackhammer and large pieces were broken with a hand-held hammer and the over break discarded. Channel sample field duplicates were also collected from selected channel samples by either deepening or widening the channel sampled.

In 2017, EUR commenced a surface drilling program, which comprised four HQ3 diameter holes designed to verify the extension to depth of the pegmatite veins identified by Minerex and three HQ3 diameter holes to obtain more information on the extension of the pegmatite veins, totaling 2,576.6 meters. In addition, EUR carried out 300 meters of trenching on the southern limb of the anticline, to identify overburden pegmatites and their southern extension. The lithium grade of pegmatite samples identified in the trenching were too low to be of interest. The drilling program in Zone 2, was completed in 2018 with an additional five HQ3 diameter holes for a total length of 1,338 meters.

See the section entitled “Description of the Wolfsberg Project — Exploration and Drilling Activity” and Section 7 of the Technical Report Summary for additional information on the exploration and development of the Wolfsberg Project.

Feasibility Studies

In April 2018, EUR completed a prefeasibility study (the “PFS”) with respect to the Wolfsberg Project. The PFS was prepared in accordance with the reporting requirements of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). In March 2023, EUR completed a definitive feasibility study (the “March 2023 DFS”) with respect to the Wolfsberg Project, which was also prepared in accordance with the JORC Code. The PFS and the March 2023 DFS were conducted by EUR, which is a publicly traded company listed on the ASX, and as a result were not prepared in accordance with Item 1300 of Regulation S-K, as promulgated by the SEC.

The Technical Report Summary related to the Wolfsberg Project, which is included as an exhibit to this Annual Report, was prepared in accordance with Item 1300 of Regulation S-K, as promulgated by the SEC. No changes to the Technical Report Summary, including information related to the Company’s mineral resources disclosed therein, were made as a result of the completion of the March 2023 DFS. Please see “Description of the Wolfsberg Project — Mineral Resources” for a discussion of the Company’s mineral resources. For more information regarding the assumptions and parameters used to estimate mineral resources on the Wolfsberg Project, please read the Technical Report Summary.

We expect to complete another definitive feasibility study with respect to spodumene production at the Wolfsberg Project, subject to the receipt of additional funding. We refer to this definitive feasibility study throughout this Annual Report as the “DFS.” The DFS, if completed, is expected to be compatible with both Regulation S-K 1300 and the JORC Code.

Environmental

The Wolfsberg Project is located in a commercial forest. Our mining license requires the submission of an operating plan to the Austrian Mining Authority before mining activities commence. This plan must also address environmental management.

The Company’s environmental consultant, Umwelt Büro, has completed its environmental baseline studies for the purpose of the compulsory and independent second mine access. A comprehensive report has been incorporated in the March 2023 DFS document.

A detailed review of all work, reports and related documents to the base line studies is underway and will be integrated into the operational and technical applications to all relevant authorities upon completion of the DFS. We appointed an experienced, independent consultant, Hasslinger & Nagele in Vienna (“Hasslinger”), to lead the complex application process that will be based on the DFS findings. Hasslinger’s engagement includes facilitation of numerous discussions at municipal, state and federal authorities to introduce the Wolfsberg Project’s rollout.

In the second quarter of 2023, we conducted a complex work program to prepare a comprehensive application for pre-assessment of the Environmental Impact Assessment (“EIA”) Determination Procedure. The decree issued after the pre-assessment evaluation forms the basis for a fast-track-eligibility approval process covering the application of the final mining decree. The application has been filed with the Austrian state government and is based on the detailed environment study results from the PFS and March 2023 DFS covering several years of observations and documentation and the final technical layouts for the mine and concentrator. We expect the government to be in communication with us in the near future in accordance with the EIA determination procedure.

Hydrogeology

The Company’s geological consultant, GEO Unterweissacher GmbH (“GEO”), continues to manage its hydrogeology monitoring program by ensuring in-hole hydrogeological test work has been completed appropriately and can continue in the future. Data from this process is fed into a water measuring database from which an annual report is produced.

Carbon Neutrality

We recognize our direct impact and the collective responsibility to protect our environment. A decision to achieve carbon neutrality across the group demonstrates our commitment to the long-term goal that underpins our industry and to meet community expectations and deliver upon our strategy in the most sustainable way possible. We are discussing the process for carbon neutral certification of our operations and continue to assess its options for the Wolfsberg Project to achieve carbon neutrality status.

Marketing Activities

In December 2022, we entered into the Offtake Agreement with BMW. Please see the section entitled “— Offtake Agreement with BMW AG” below for more details on the long-term Offtake Agreement.

Offtake Agreement with BMW AG

In December 2022, we entered into a long-term Offtake Agreement with BMW. The Offtake Agreement is conditioned upon the successful start of commercial production at the Wolfsberg Project and full product qualification and certification. On June 5, 2024, pursuant to the Offtake Agreement, BMW made an advance payment of US$15.0 million to us, which is secured by the Bank Guarantee and is subject to be repaid through equal setoffs against battery grade lithium hydroxide delivered to BMW. The advance payment is not yet freely accessible by CRML, and the Company may only access the funds under certain conditions.

Strategic Collaboration between the Company and Obeikan Investment Group

In January 2023, EUR entered into a non-binding memorandum of understanding (the “MoU”) with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project. The MoU contemplates negotiating suitable commercial terms for the creation of a joint venture between EUR and Obeikan for the purpose of construction and operation of a lithium hydroxide plant in Saudi Arabia.

On July 9, 2024, the Company accepted the assignment of EUR’s interest in the Joint Venture. In connection with such assignment, the Company and Obeikan entered into the Shareholders Agreement related to the Joint Venture. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the development and construction of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Company’s Wolfsberg Project (Zone 1) located in Austria.

We expect that the Company will ultimately benefit from the Joint Venture, including by reducing the Company’s cost to build and operate a lithium hydroxide plant on its own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by the Company.

We can give no assurance that the Joint Venture will be successful, that the lithium hydroxide plant will be completed on time or at all or that our expectations with respect to the Joint Venture will ultimately be realized. Further, any agreements or arrangements between the Company, ELAT and the joint venture in the future, including such agreements or arrangements described above, will be subject to approval by the Company’s Board of Directors at such time and compliance with its related person transaction policy. See “Related Person Transactions — Related Person Transactions Policy Following the Business Combination.”

The Weinebene and Eastern Alps Projects

In May 2021, European Lithium announced that it acquired a 20% interest in the Weinebene Lithium Project (the “Weinebene Project”) and the Eastern Alps Lithium Project (the “Eastern Alps Project”, and together with the Weinebene Project, the Wolfsberg Project, and the Tanbreez Project the “Projects”), both of which are located in southern Austria, approximately three hours south-west of Vienna. The Weinebene Project area directly encloses the Wolfsberg Project. The Eastern Alps Project comprises the project areas of Glanzalm-Ratzell-Poling, Millstätter Seerücken, Hohenwart, Falkenberg, Pallbauernalm-Mittereck-Zinkenschlucht, Mitterberg and St. Radegund. EV Resources Limited (formerly Jadar Resources Limited) (“EVR”) holds the remaining 80% interest in the Weinebene and Eastern Alps Projects. The Weinebene Project and Eastern Alps Project are considered complimentary to the Wolfsberg Project given their geographical proximity and are expected to provide European Lithium with optionality in terms of future development and production scenarios. While the Weinebene Project and Eastern Alps Project are presently considered “non-core”, each project contains indications of high-grade lithium targets that will be the subject of further exploration activities. As of the date of this Annual Report, we hold a 20% interest in the Weinebene Project and Eastern Alps Project which was previously held by European Lithium immediately prior to the closing of the Business Combination.

Prior to the consummation of the Business Combination, EVR held EUR’s aforementioned 20% interest in the Projects in trust. On May 2, 2023, a new deed of trust was executed whereby EVR held the 20% interest in the Projects in trust for the benefit of the Company. Under the terms of the deed of trust, nil consideration was paid by the Company in respect to this acquisition.

Pursuant to a collaboration agreement between European Lithium and EVR (the “Collaboration Agreement”), the parties established a technical advisory committee for the purpose of jointly collaborating in connection with the Weinebene Project, the Eastern Alps Projects and the Wolfsberg Project, and sharing information to identify the best options to advance those assets and operations. This includes making recommendations for exploration programs, budgets and development scenarios in order to grow and expand the Wolfsberg Project. The Collaboration Agreement has been assigned to the Company.

In November 2020, EVR announced that it has completed a stratigraphic diamond drill-hole program at the Weinebene Project. The drilling program allowed EVR to renew the Austrian tenement for a future 5-year term (which continues to be in full force and effect). EVR has undertaken early-stage exploration work (including initial boulder sampling results which returned high-grade Li2O values with the highest value returning 3.39% Li2O and the average value over the 11 samples being 1.61% Li2O) and it is our expectation that further exploration work will be completed over at the Weinebene Project in the coming months.

In June 2022, EVR approved GEO, to carry out the exploration strategy for the Eastern Alps Project. GEO reviewed relevant data and samples from the property in order to send a team to three satellite projects and test pegmatite mineralization. These prospects contain indications of high-grade lithium targets with significant residual brownfields plus greenfields exploration potential across the entire project area. Further exploration and geological assessment work is ongoing.

The Tanbreez Project

The Tanbreez Project is located in the Southern Greenland.

The Tanbreez Project is expected to possess greater than 27% HREEs, which carry a much higher value than LREEs. In an industry where competitors primarily target LREE, the Tanbreez Project is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

The Tanbreez Project is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 km and is approximately 400m thick. Tanbreez was granted an exploitation license by the Greenland Government in 2020.

This foundational rare earth asset is expected to benefit from robust regulatory tailwinds in both Europe and North American and long-term secular trends for next-generation technology for both commercial and government applications. With China dominating more than 90% of the world’s rare earth assets, this acquisition would represent a strategic move for the Company as it continues to position itself as a leading supplier of critical minerals for the western world. By centralizing the supply chain for critical minerals and working with the Company and Rimbal, western countries can reduce their dependence on foreign imports, thereby bolstering their national security.

See the section entitled “Description of the Tanbreez Project” for additional information on the Tanbreez Project.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The lithium, REE and other critical minerals and metals exploration and mining industry is fragmented, and we are smaller participant in this sector relative to some of our competitors. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high, and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.

Seasonality and Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. At the present time, demand for lithium and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand of mined resources in various regions throughout the world are common.

Human Capital

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2024, we had 4 full-time employees with a significant number of personnel engaged on a contractor basis. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

Government Regulations

We are required to comply with numerous environmental laws, regulations and permits. We endeavor to conduct our mining operations in compliance with all applicable laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. These requirements include, for example, various permits regulating road construction and drilling at the Wolfsberg Project.

In Greenland, we are required to comply with all regulations under the Greenlandic Mineral Resources Authority. Tanbreez was awarded an exploitation permit in 2020. The Greenlandic Mineral Resources Authority in accordance with the Greenlandic Mineral Activities Act and the Permit approves all applications or execution of provisions in agreements relating to mineral resources in the country. Our ability to increase our ownership in Tanbreez beyond 50% requires approval of the Mineral License and Safety Authority, as well as prior approval under Section 69 in the Act on Mineral Activities.

Overview

Our exploration activities for the Wolfsberg Project are subject to extensive laws and regulations, which are overseen and enforced by multiple foreign, regional and local authorities. These applicable laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Our mineral exploration activities are subject to applicable Austrian laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations may also, among other things:

●	require notice to shareholders of proposed and ongoing exploration, drilling, environmental studies, mining or production activities;

●	require the installation of pollution control equipment;

●	restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with exploration, drilling, mining, lithium hydroxide manufacturing or other production activities;

●	limit or prohibit drilling, mining, lithium manufacturing or other production activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources;

●	impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts of our projects;

●	require significant reclamation obligations in the future as a result of our mining and chemical operations; and

●	require preparation of an environmental assessment or an environmental impact statement.

Compliance with environmental laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect on our capital expenditures, results of operations and/or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications and/or revocations, operational interruptions and/or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, foreign and local legislative bodies and agencies frequently revise environmental laws and regulations, and any changes in these regulations, or the interpretations thereof, could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations. As of the date of this Annual Report, other than with respect to the permitting activities of the Wolfsberg Project, we have not been required to spend material amounts on compliance regarding environmental regulations.

Permits

Prior to developing or mining any minerals that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mining development activities and mining operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and potentially costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development and/or operation of the Wolfsberg Project. See “Risk Factors — Risks Related to Legal, Compliance and Regulations.”

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims that arise in the ordinary course of our business, the outcomes of which are subject to uncertainty. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

DESCRIPTION OF THE WOLFSBERG PROJECT

Certain information that follows relating to the Wolfsberg Project is derived from, and in some instances is an extract from, the Technical Report Summary prepared in compliance with the SEC’s Modernization of Property Disclosures for Mining Registrants. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. Reference is made to the full text of the Technical Report Summary, which is included as an exhibit to this Annual Report forms a part. The Technical Report Summary covers only the Wolfsberg Lithium Project and does not include any information or reserve estimates on the Preliminary Feasibility Study or the Weinebene and Eastern Alps Projects.

Overview

The Wolfsberg Project lithium deposit was discovered and explored by Minerex between 1981 and 1987. Minerex completed a preliminary feasibility study but, as lithium demand and its price at that time did not support the development of a fully-fledged mine, the project was terminated. The project passed through a number of ownerships before being acquired by the present owners European Lithium. As of June 30, 2024, the book carrying value of the Wolfsberg Project was USD$35.2 million (Euro 32.9 million), as set forth in our historical audited consolidated financial statements included elsewhere in this Annual Report, and was free of any encumbrances.

The Wolfsberg Project consists of 54 exploration licenses covering 1,133 hectare (“ha”) and includes 20 mining areas occupying 86.7 hectares that lie within the exploration area at the Koralpe mountain range. The Wolfsberg Project is located in Carinthia, 270 kilometers south of Vienna, Austria and 20 kilometers east of Wolfsberg. Wolfsberg is an industrial town with established infrastructure, including access to the European motorway and railway network.

The Wolfsberg Project area is characterized by a sequence of mica schists and amphibolites, into which the spodumene-bearing pegmatite veins have intruded. The Wolfsberg Project areas occurs within the Koralpe anticline and within its northern slopes (referred to herein as “Zone 1”), the strata uniformly strike west-northwest to east-southeast and dip to the north-northeast. The southern limb of the anticline (referred to herein as “Zone 2”) dips to the south-southwest and is also a host to a number of spodumene-bearing pegmatites. The pegmatites in Zone 1 comprise a series of parallel spodumene-bearing pegmatite veins striking NW-SE and dipping at approximately 60° to the northeast. Dependent on their host rock, the pegmatites have been subdivided into an amphibolite hosted pegmatite (“AHP”) and mica schist hosted pegmatite (“MHP”). The MHP lack the typical features and textures of pegmatites and almost all of the original pegmatite minerals are completely recrystallized to produce a fine-grained gneissic texture. The AHP displays the primary pegmatitic textures with a slight metamorphic overprint and greyish to locally greenish spodumene crystals, ranging from 2-3 centimeters long, which are more or less homogeneously distributed in a fine-grained matrix of feldspars and quartz and are aligned sub-parallel to the pegmatite contacts. The spodumene content of the MHP is considerably lower than that of the AHP, which averages approximately 15 wt% by volume, but the bulk mineralogy is otherwise the same.

The exploration of the Wolfsberg Project by Minerex and European Lithium has identified up to 15 spodumene-bearing pegmatites, within both amphibolite and mica schist host rocks, as having economic potential based on lithium grade and vein thickness. Veins up to 5.5 meters have been encountered, but the average vein thickness is approximately 1.4 meters. The MHP veins have been followed along strike for 1,500 meters and the AHP veins for 650 meters. The deposit type is considered to be a class of rare-element pegmatite of the lithium-caesium-tantalum family, of the albite-spodumene type.

Exploration drilling by European Lithium was conducted from 2012 to 2021 and focused mainly on the pegmatites in Zone 1, with some scout drilling in Zone 2 completed in 2012, 2017 and 2018. The 2016 exploration focused on the validation and verification of the historical Minerex data which included twinning a number of drill holes and channel samples. The Independent Qualified Person at the time, Mr. Don Hains, P. Geo., declared that all the Minerex data could be utilized in a mineral resource estimate in accordance with the JORC Code (2012). Infill drilling was conducted in 2019 and resource extension drilling in 2021. Sufficient detailed exploration has been undertaken for these veins to be accurately modelled and used as the basis for the Mineral Resource estimate, which currently stands at a combined Measured and Indicated Resource of 9.7 Mt at 1.03% % Li2O and an Inferred Resource of 3.1 Mt at 0.90% Li2O, a 0.2% Li2O cut-off and 0.5 m thickness cut-off. See “— Mineral Resources.”

For a description of certain completed and planned feasibility studies with respect to the Wolfsberg Project, please read “Information about the Company — Overview of Our Projects — Feasibility Studies.” For a complete description of the Wolfsberg Project, including the exploration and mineral resource estimates, refer to the Technical Report Summary prepared by CSA Global.

Description and Location

The Wolfsberg Project is in the Wolfsberg District (a second-level administrative division) of Carinthia, the southernmost of the nine states of the federal republic of Austria. It is in mountainous terrain in the Koralpe mountain range, part of Lavanttal Alps, and in the catchment of the Lavant River. The Project area and existing underground workings are in the Koralpe mountain range, close to the watershed dividing the states of Carinthia and Styria, and opposite each other in the valley of the Brandgraben River.

The Wolfsberg Project area is located in Carinthia, the southernmost province of Austria, which is almost adjacent to the state border with Styria, and is located approximately 20 kilometers east of the town of Wolfsberg and approximately 270 kilometers to the southwest of Vienna. The approximate geographic coordinates for the area are 46º 50’11“N latitude 14º 59’17“E longitude. The terrain is primarily mountainous, with dense commercial forestry in the surrounding area.

The Carinthia region, in which the mine is located, has a continental climate, with hot and moderately wet summers and long, harsh winters. The mine site is located in the Koralpe mountain range, with elevation ranging between 1,450 meters and 1,750 meters. It is in an area of commercial pine forests. Snow is typical from November until April, but the weather does not significantly impact mining and processing operations, which are conducted throughout the year.

The closest town to the Wolfsberg Project is the town of Wolfsberg, which is situated within the Lavantal Alps, west of the Koralpe range and in the Lavantal River valley. The town of Wolfsberg is located approximately 20 kilometers to the west of the Wolfsberg Project area. Wolfsberg’s municipal area of 279 square-kilometers is the fourth largest in Austria. The Wolfsberg Project area is within the Franschach St Gertraud municipality, which has a population of approximately 2,800 people. The Franschach St Gertraud municipality is located directly to the north of Wolfsberg and until 1997 was part of the Wolfsberg municipality.

The Wolfsberg Project is accessed from the town of Wolfsberg to the west via surfaced road for 18 kilometers and forest unsurfaced road for two kilometers or from the town of Deutschlandsberg in Styria to the east via surfaced road for 26 kilometers. Road access to the project site is maintained year-round with routine clearance during the winter to keep the Wolfsberg — Deutschlandsberg road open and maintain access to the Weinebene ski resort, which is adjacent to the mine property.

Wolfsberg has a growing light industrial sector and a population of approximately 25,000 people. The town is actively promoting itself as a business location with good transport infrastructure, availability of natural gas and power and a qualified and productive workforce. The adjacent municipality of Franschach St Gertraud hosts a major Mondi pulp and paper mill. The towns offer a wide variety of accommodations for employees of the Wolfsberg Project as well as a broad range of services in support of its operations.

Graz is the capital city of Styria and is the second largest city in Austria, after Vienna, with an urban population over 600,000, Graz is located approximately 70 kilometers from the Wolfsberg Project and is the major industrial city of Austria with considerable activity supporting the European motor industry. Jaguar has announced it intends to build its e-Pace electric car in Graz at the facilities of Magna Steyr. Magna Steyr recently sold its battery division in Graz to SDI Samsung which is using Graz as its European headquarters to expand lithium battery production in Europe. Graz is a university town with approximately 44,000 students. International airports at Graz and Klagenfurt are only 60 kilometers away from the project. Austria has a mining tradition and hosts Europe’s second oldest mining university in Leoben, 93 kilometers from Wolfsberg, and currently has over 3,000 students.

Klagenfurt, 60 kilometers to the southwest of Wolfsberg, is the capital and economic center of Carinthia mainly in light industry, electronics and tourism. It has a population of approximately 100,000. The Wolfsberg Project operation sites are readily accessible to skilled labor, electricity, natural gas, water, communications and transportation to meet the needs of a moderate sized underground mine.

History

Between 1981, when it was discovered, and 1987, the Wolfsberg Project was the focus of extensive exploration work by the original owners, Minerex, an Austrian Government company. During this time, Minerex completed exploration work that comprised initial surface geology mapping along with 9,940 cubic meters of surface trenches and a diamond drilling program totaling 12,012 meters collared from surface. In 1985, an underground exploration program was undertaken that included the development of a decline from the surface from the northern side of Brandrucken Mountain through the amphibole schist to provide access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling and an additional decline was driven to access the veins in the mica schist. In all, 1,389 meters of underground development was mined. A diamond drilling campaign of 4,715 meters was undertaken from underground to effectively infill the surface drilling to about 50-meter intervals in the eastern part of Zone 1. In 1987, Minerex undertook a pre-feasibility study, however, due to the then current lithium prices and the revaluation of the Austrian Schilling to the US Dollar, this study concluded that the Wolfsberg Project did not meet the investment criteria to continue to develop the project. As a result, in 1988, the Austrian Government decided not to develop the Wolfsberg Project and Minerex was closed.

After the closure of Minerex, the company archive (comprising many other projects) was transferred to BBU as the legal successor of Minerex. BBU was a lead-zinc miner that also operated by the Austrian Government. In 1991, BBU was closed by the Austrian Government and the company abandoned their development plans. All of the mineral tenements, as well as the underground infrastructure, were then sold to KMI, a private mining company that mined micaceous hematite in Carinthia and Morocco. KMI continued to carry out all necessary work and other requirements specified by the authorities to maintain the mine and the exploration licenses in good order.

In 2011, ECM Lithium AT GmbH (“ECM Lithium”) acquired the Wolfsberg Project from KMI. ECM Lithium was beneficially owned by East Coast Minerals NL (later renamed Global Strategic Metals NL) (80%) and Exchange Minerals (20%), a private company, through BVI Company ECM Lithium AT (Holdings) Ltd (“Holdings”). Holdings was renamed European Lithium Limited following a demerger of Global Strategic Metals interest in the company through an in specie share distribution to shareholders.

In 2016, a reverse takeover was successfully completed by European Lithium selling its Austrian lithium assets to Paynes Find Gold, an ASX listed company, for shares in Paynes Find Gold. Paynes Find Gold was renamed European Lithium Limited and was subsequently readmitted to the ASX while the original European Lithium Limited remains an unlisted BVI company.

Property Ownership and Agreements

Tenure and Property Agreements

In Austria, the legal basis for mining is regulated under the Mineralrohstoffgesetz of 1999 (“MinroG”). MinroG regulates the prospecting, exploring and mining of all mineral raw materials and contains detailed regulations concerning prospecting, exploration licenses, mining licenses, operating plans, mining installations, supervision and other related topics. Mineralization is categorized in three groups: (i) bergfreie (i.e., free for exploitation by persons who are not necessarily owner of the land on which it is found) mineral resources such as iron, gold, copper and lithium; (ii) bundeseigene or state owned mineral resources (e.g. rock salt, hydrocarbon, uranium) and (iii) grundeigene or mineral resources owned by the landowner (all mineral resources not listed in the previous two categories e.g. quartz, feldspar, etc.).

Exploration for bergfreie raw materials, including lithium, requires an exploration license obtained from the Mining Authority, which is part of the Ministry for Sustainability and Tourism. Each exploration license forms a circle with radius of 425 meters and gives the holder the exclusive right to explore for bergfreie minerals for a term of five years. At the end of each calendar year, the holder must submit a report covering exploration, and the results thereof, to the Mining Authority. Exploration licenses can be extended for additional periods of five years; provided, that exploration works have been performed at least once within the five years for which the exploration licenses have been granted. Performing works in one license is sufficient for the extension of up to 100 exploration licenses.

Mining licenses entitle the holder to exclusively exploit and mine bergfreie mineral raw materials in a certain area and to exclusively acquire title to the minerals that are mined. Additionally, the holder of a mining license is entitled to acquire title to grundeigene mineral raw materials if they result from mining activities for bergfreie mineral raw materials and a separate mining of the grundeigene mineral raw materials is not economically justified. This is the situation at the Wolfsberg Project, where feldspar, quartz and mica are potential by-products from the mining and processing of the lithium bearing pegmatite veins.

Mining licenses are granted by the Mining Authority for Grubenmaße, which is a rectangular surface area of 48,000 meters squared. In order to obtain such license, the applicant must demonstrate that the deposit is workable and that mining will be economically feasible. This is done by the submission of detailed data followed by an oral hearing on-site. A maximum of sixteen Grubenmaße licenses may be granted to one applicant and the total area is called Grubenfeld. The holder of a Grubenmaße mining license is obliged to commence mining operations within two years in at least one Grubemaß and mining has to be performed during at least four months per year.

The holder of a mining license is granted the right to appropriate and use the waters that accrue under the surface of the ground and water streams that come to the surface before they get confused with surface water.

For the owner of mining licenses to be entitled to perform mining activities, a mining program has to be submitted to the Mining Authority for approval. Prior to approving the mining program, the government authorities are invited to raise their concern and an oral hearing has to take place on-site with the property neighbors invited.

According to MinroG, the right to access and use the surface of the land on which prospecting works are to be carried out has to be obtained from the respective property owners. The holder of a mining license has to seek approval of the landowner for the use of the surface of such land for mining activity, including access to the deposit and necessary plants. In the case that no agreement can be reached, the interest of the holder of the mining license shall prevail. In case the landowner consents to the use of the land, but no agreement can be found on the amount of compensation, both parties may request the Mining Authority to decide the compensation amount. If the landowner does not consent to the use of the land, the holder may apply to the Mining Authority to grant a compulsory right of use. Such access and usage agreements do not concern either rights in rem or registered rights, these are merely agreements under civil law in a two-party relationship.

Royalty Obligation

No royalty obligations are due to Austria for materials mined from the Wolfsberg Project.

Exploration and Drilling Activity

Most of the drilling completed by EUR has focused on Zone 1, the northern limb of the anticline, which is covered by the mineral resource estimate (as set forth below). The exploration work completed has included collation and verification and validation of historical data through channel sampling and drilling of a number of twin drill holes as well as additional exploration drilling. A limited amount of scout drilling has also been conducted on the southern limb of the anticline but none of the pegmatites intersected form part of the mineral resource estimate.

Historical Exploration

Previous exploration work completed by previous owners, includes geological mapping, structural mapping and interpretation, geochemical soil surveys, pitting, trenching, and the development of an underground access decline and drives along selected veins, underground trial mining and excavation of two 500-ton bulk samples from each of the two mineralization styles.

Initial surface geological mapping was undertaken by Minerex and coupled to early trenching, formed the basis of the early exploration programs. In 2011, an extensive geological mapping program was undertaken covering a considerably larger area than the original Minerex investigation area. The program included the location of outcrops of different rock type, orientation of bedding and stratification and location of pegmatite boulders on surface. The following is a simplified geographical map of the broader deposit area.

According to Moser (1986), 35 trenches were executed and investigated (9,940 cubic meters and 200 samples) by Minerex. The location and shape of the trenches is shown on a site map for the year 1983. No indication of the samples and the lithium grade is included. This information can however be found in the detailed geological mapping documents of the trenches. The geometric location of the trenches and the pegmatites were digitized during the data recovery program. ECM Lithium carried out 300 m of trenching in 2017 to the southeast of Zone 2 to identify overburden pegmatite and their southern extension. Lithium grade of pegmatite samples were too low to be of interest.

During 1985, a detailed underground exploration program was undertaken, including the development of a decline from the surface to provide access to the pegmatite veins. Cross-cutting drifts were then driven along strike of selected veins to provide access for mapping and sampling, while 1,389 meters of underground decline development and other drives were mined. A diamond drilling campaign was then undertaken from selected underground sites to infill the drill holes drilled from the surface. Two experimental stopes were also mined to evaluate cut and fill and long-hole sub-level stopping methods, providing bulk samples for future metallurgical testing. Geo-mechanical measurements of the sidewalls of the stopes were also taken as part of the mining trial. In 2016, a verification program of this data was undertaken that included underground twin hole drilling and channel sampling along exposed pegmatite veins in the underground drifts, to replicate the channel sampling conducted by Minerex.

Exploration

As part of EUR’s verification and validation of the Minerex data in 2016, a number of twin channel samples were taken across the pegmatites. After samples positions are marked, sample boundaries were cut perpendicular to the pegmatite strike direction using a diamond saw. The samples were 5 centimeters wide by 10 centimeters deep. Once cut, the samples were broken out using jackhammer and large pieces were broken with a hand-held hammer and the over break discarded. Channel sample field duplicates were also collected from selected channel samples by either deepening or widening the channel sampled.

In 2017, EUR commenced a surface drilling program, which comprised four HQ3 diameter holes designed to verify the extension to depth of the pegmatite veins identified by Minerex and three HQ3 diameter holes to obtain more information on the extension of the pegmatite veins, totaling 2,576.6 meters. In addition, EUR carried out 300 meters of trenching on the southern limb of the anticline, to identify overburden pegmatites and their southern extension. The lithium grade of pegmatite samples identified in the trenching were too low to be of interest. The drilling program in Zone 2, was completed in 2018 with an additional five HQ3 diameter holes for a total length of 1,338 meters.

Drilling

Following EUR’s acquisition of the Wolfsberg Project, Global Strategic Metals undertook exploration scout drilling in 2012 in Zone 2, on the southern limb of the anticline, which confirmed the structural interpretation, and presence of spodumene bearing pegmatite veins. A total of five HQ diameter holes were drilled.

In 2016, underground drilling program of seven drill holes was undertaken by the contractor Swietelsky Tunnelbau GmbH & Co KG, using a Sandvik DE130 hydraulic core drill rig with a 50 millimeter diamond coring bit and 3-meter length standard coring tube. The total length of the seven drill holes was 829.6 meters with the aim of twinning a number of the Minerex drill holes. Site surveys were conducted by an external licensed surveyor, using a total station instrument Leica 1600 with standard accuracies of ±2 millimeter per kilometer. All coordinates were reported within the Austrian National Grid — MGI/Austria Gauss-Kruger (GK) Central — EPSG: 31255.

Fugro Austria GmbH was contracted to run drill hole deviation surveys. The surveys were undertaken at 5-meter intervals using a Mount Sopris winch and two different probe models: MDEV (magnetic deviation) and GDEV (gyroscope deviation).

The 2017 surface drilling program was undertaken by VA Erzberg GmbH using an Atlas Copco (Mustang A66CBT) drill rig. The program comprised four HQ3 diameter holes designed to verify the extension to depth of the pegmatite veins identified by Minerex, and three HQ3 diameter holes to obtain more information on the extension of the pegmatite veins into Zone 2, the southern limb of the anticline, for a total length of 2,576.6 meters. The drilling program in Zone 2, on the southern limb of the anticline, was undertaken in 2018 with an additional five HQ3 diameter holes for a total length of 1,338 meters.

In 2019, European Lithium conducted a Phase 1 drilling program to verify the vein continuity between the deep drilling undertaken in 2017 and the historical drilling undertaken by Minerex. The objective of the infill drilling program was to convert inferred resources from 2017 into indicated resources and to confirm the extension of the deposit toward the west. The program included five shallow HQ3 diameter drill holes totaling 1,330.7 meters.

In 2021, a Phase 2 resource extension and infill drilling program took place to significantly increase the existing JORC Resources for the planned Bankable Feasibility Study (“BFS”) and deposit extensions for future drilling programs. This target infill drilling program is a continuation of the drilling programs undertaken from 2016 to 2019. The drilling program comprised 20 HQ3 diameter drill holes with a total length of 7,923.0 meters.

For more information regarding exploration and drilling on the Wolfsberg Project, see Section 7 of the Technical Report Summary.

Mineral Resources

A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. We have reported our mineral resources in accordance Item 1300 of Regulation S-K, as part of our exploration and evaluation activities.

The mineral resources are not Mineral Reserves (as such term is defined in Item 1300 of Regulation S-K) and do not have demonstrated economic viability. The reported inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this mineral resource will be converted into Mineral Reserves.

Mining dilution is assumed to be at 0% Li2O, in part because the pegmatite lithium has a direct and substantial contact with the rock enclosing it. While determining cut-off grade parameters during the PFS, the third-party engineering firm that authored the study concluded that economic viability was primarily influenced by the amount of dilution incurred during extraction. Certain inputs to the model were modified to run a “goal-seek” process, such as the impacts of ore sorting resulting in a gross lithium hydroxide production cost of US$8,738.60/t, which comprises costs related to mine site spodumene production of US$5,824.10/t, spodumene transport costs of US$49.60, hydrometallurgical conversion to LiOH costs of US2,571.10/t and management costs of $294.80, and a viable lithium hydroxide selling price range from US$15,000/t to US$24,750/t. In addition, the model reflects a total spodumene production cost of US$882.90/t, which comprises spodumene mining costs of US$570.40/t, tailing backfill costs of US$44.50/t, crushing and sorter costs of US$16.90/t and concentrator costs of US$251.20/t. For additional information about the key parameters and costs used in this calculation, see Section 11.6 of the Technical Report Summary. The overall lithium recovery from run-of-mine to 6% Li2O concentrate was 75.8%. The Li2O recovery value in conversion was 89.7%.

The following table contains a summary of our mineral resource estimate. The mineral resource estimate is reported on 100% ownership basis. No Mineral Reserves were estimated for the Wolfsberg Project. The mineral resource estimate was constrained based on drilling data. The mineral resource is reported at a 0.2% Li2O grade cut-off and 0.5 meter thickness cut-off. A constant bulk density value of 2.73 metric tons is applied to pegmatite volumes to estimate tonnage.

Mineral Resource Classification	Tonnage (Mt)	Grade (% Li2O)	Content (kt Li2O)	Cut-Off Grade (% Li2O)
Measured	4.31	1.13	48.7
Indicated	5.43	0.95	51.6	0.2%
Measured + Indicated	9.74	1.03	100.4
Inferred	3.14	0.90	28.2

Notes:

●	Mt is million tonnes, kt is thousand tonnes.

●	Figures have been rounded to the appropriate level of precision for the reporting of mineral resources.

●	Mineral Resources are stated as in situ dry tonnes; figures are reported in metric tonnes.

●	The mineral resource has been classified under the guidelines of S-K 1300.

●	The mineral resource has demonstrated reasonable prospects for economic extraction based on pre-feasibility study work conducted in 2018.

●	Historic underground development volumes have not been depleted from the mineral resource; however, these volumes are considered negligible relative to the size of the mineral resource.

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

A portion of the mineral resource estimate reported for the Wolfsberg Project is classified as “inferred.” Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.

Some of the measured mineral resource is informed by a single intersection, resulting in estimates of thickness (and therefore tonnage) and grade that may be considered to be of lower confidence than one would generally expect of a measured mineral resource. Considering the continuity of the pegmatite veins, the risk is considered low.

For more information regarding the assumptions and parameters used to estimate mineral resources on the Wolfsberg Project, see Section 11 of the Technical Report Summary.

DESCRIPTION OF THE Tanbreez PROJECT

The following is a summary description of the Tanbreez Project that has been prepared by management of the Company. A qualified person, as defined in Regulation S-K 1300, has not done sufficient work to classify the estimates as a current estimate of mineral reserves and mineral resources (as defined under Regulation S-K 1300) and, therefore, the Company is not treating the historical estimates of the Tanbreez Project as current compliant mineral reserve and mineral resource estimates. The Company has not been involved in the preparation of such estimates. Accordingly, information in relation to the Tanbreez Project may not be comparable to similar information made public by the Company or other companies subject to the reporting and disclosure requirements under Regulation S-K 1300.

Tanbreez Project Acquisition

On June 5, 2024, Critical Metals entered into the Heads of Agreement with Rimbal, pursuant to which the Company would acquire an interest in the Tanbreez Project. On July 19, 2024, the Company amended and restated the Heads of Agreement. Under the Heads of Agreement, the Company would acquire an up to a 92.5% interest in the Tanbreez Project. Prior to the amendment and restatement, the Company already acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal. European Lithium, the Company’s largest shareholder, will retain its 7.5% ownership in Tanbreez.

On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal.

On July 23, 2024, in exchange for the 36.45% interest in Tanbreez described above, the Company issued approximately 8.4 million ordinary shares to Rimbal. This transaction builds on the Company’s previously announced initial acquisition of a 5.55% stake in Tanbreez in exchange for an investment of $5.0 million in Rimbal, increasing the Company’s total interest in Tanbreez to 42%.

If the Company invests $10 million in exploration expenses in Tanbreez within the next two years, the Company will have the option to increase its stake in Tanbreez to 92.5% by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. The closing of the Stage 2 interest in Tanbreez is subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the Company’s acquisition of the Stage 2 Interest will occur.

Overview of the Tanbreez Project

The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply REEs to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry. The Tanbreez Project is expected to possess greater than 27% HREEs, which carry a much higher value than LREEs. In an industry where competitors primarily target LREE, the Tanbreez Project is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

The Tanbreez Project is favorably located in Southern Greenland and is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 km and is approximately 400m thick. Tanbreez is located in a mild part of Greenland with average temperatures ranging from 0 to -5°C in winter to 10 to 15°C in summer.

This foundational rare earth asset is expected to benefit from robust regulatory tailwinds in both Europe and North American and long-term secular trends for next-generation technology for both commercial and government applications. With China dominating more than 90% of the world’s rare earth assets, this acquisition would represent a strategic move for the Company as it continues to position itself as a leading supplier of critical minerals for the western world. By centralizing the supply chain for critical minerals and working with the Company and Rimbal, western countries can reduce their dependence on foreign imports, thereby bolstering their national security.

The Company’s assessment and estimates of the Tanbreez Project to date have been limited. The Company’s assessment of these assets may not reveal all existing or potential problems, nor will it permit it to become familiar enough with the properties to assess fully their capabilities and deficiencies. As of June 30, 2024, the Company had not completed work on a technical report summary that complies with Regulation S-K 1300 and had not declared any mineral resources or mineral reserves with respect to the Tanbreez Project.

Exploitation License Extension

The Greenland Government has granted an extension to certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) 2028. Under the new amendment, Tanbreez Mining Greenland A/S is required to submit its exploitation and closure plans by the end of 2025, provide financial security and a company guarantee by June 30th, 2026, and commence the exploitation of minerals by the end of 2028.

Diamond Drilling Program

With the drilling program concluded, all rare earth material extracted has been safely secured in storage. A portion of the rare earth material extracted has been sent to be analyzed by ALS laboratory in Ireland. Critical Metals Corp expects to receive the test results over the next several months.

C.	Organizational Structure

The legal name of our company is Critical Metals Corp. and we are an exempted company organized under the laws of the British Virgin Islands. We conduct our operations through our subsidiaries, which are listed below:

Name of Subsidiary	Country of Incorporation and Place of Business
European Lithium AT (Investments) Limited	British Virgin Islands
Sizzle Acquisition Corp.	Delaware, United States
ECM Lithium AT GmbH	Austria
ECM Lithium AT Operating GmbH	Austria
Tanbreez Mining Greenland A/S	Greenland

D.	Property, Plant and Equipment

Not applicable.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview of Business

We are a mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our main efforts are focused on the development of the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects, which was previously held by European Lithium immediately prior to the closing of the Business Combination, and a 42% interest in the Tanbreez Project which is located in southern Greenland.

Our Business Strategy

Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our foundational assets are the Wolfsberg lithium assets in Austria and the Tanbreez rare earths deposit in Greenland.  Our strategy involves developing a low cost, highly sustainable source of lithium hydroxide manufactured from spodumene concentrate, providing European battery and EV manufacturers improved continuity of supply, reducing their dependence on the battery supply from Chinese manufacturers, while also helping them meet their environmental commitments. In addition to the development of the Wolfsberg Project, we expect to focus our efforts on rare earths and critical metals and minerals to produce strategic products essential for a transition to sustainable low carbon emission technologies for Europe and its western world partners. We believe this approach will allow us to become one of the most sustainable, cost-effective and strategic minerals suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

As part of our business strategy, we intend to seek to acquire assets and operations that are strategic and complementary to our existing operations. This may include acquisitions or investments in complementary companies, assets, mines, products or technologies, including in other rare earth elements and minerals. We may have opportunities to make acquisitions from third parties jointly with EUR, and in some cases, we may acquire assets or other operations directly from EUR or its affiliates. EUR has no obligation to sell any additional assets to us or to accept any offer that we may make for any additional assets, and we may decide not to acquire such additional assets even if EUR or an affiliate offers them to us.

We have in the past evaluated and pursued, and intend in the future to evaluate and pursue, rare earth-related assets and other critical metals assets that have characteristics and opportunities similar to our existing business lines and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not announce a transaction until after we have executed a definitive acquisition agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Recent Developments

Tanbreez Project Investment

On June 5, 2024, we entered into the Heads of Agreement with Rimbal, pursuant to which we would acquire an interest in the Tanbreez Project. On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal. On July 23, 2024, pursuant to the Heads of Agreement, we acquired the Stage 1 Interest in Tanbreez in exchange for the issuance by us to Rimbal of approximately 8.4 million ordinary shares, bringing our total equity ownership in Tanbreez to 42%. The ordinary shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

Pursuant to the Heads of Agreement, if we invest $10 million in exploration expense in Tanbreez within two years from the date of the Heads of Agreement, we will have the option to acquire the Stage 2 Interest by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. The closing of the Stage 2 Interest is subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the acquisition of the Stage 2 Interest will occur.

Joint Venture with Obeikan Investment Group

On July 9, 2024, we accepted the assignment of EUR’s interest in the Joint Venture with Obeikan. In connection with such assignment, we and Obeikan entered into the Shareholders Agreement related to the Joint Venture. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the construction and development of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Project.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration stage mining and development company focusing on the development of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. We have declared mineral resources on our Wolfsberg Project but we have not yet begun to extract any mineral from the property. The exploration and development of the mineral deposits located at the Wolfsberg Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Wolfsberg Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

Since the acquisition of the Wolfsberg Project in 2011, we have devoted most of our cash resources to the exploration and development of the Wolfsberg Project. As of June 30, 2024 and June 30, 2023, we have spent approximately $35.2 million and $34.7 million, respectively, in connection with our exploration and evaluation activities. For the year ended June 30, 2024 and the fiscal year ended June 30, 2023 our cash expenditures were approximately $1.1 million and $3.0 million, respectively, in connection with our exploratory work and our evaluation of the Wolfsberg Project.

We are an exploration stage mining and development company focusing on the development of our recently acquired, and permitted, foundational asset, the Tanbreez Project, located in Southern Greenland, which is approximately 3km west of Narsaq, the Provincial Capital. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the license. We have not declared mineral resources on the Tanbreez Project, nor have we begun to extract any minerals from the property. The exploration and development of the mineral deposits located at the Tanbreez Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Tanbreez Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	the completion of the DFS at the Wolfsberg Project focusing specifically on the mining mine/concentrator operations only, which is expected to occur 8-10 months after finance availability, approximately in 2025;

●	obtaining and renewing the applicable permits with the relevant mining authorities in Austria and Greenland;

●	obtaining project financing and/or other sources of capital for the development of the Wolfsberg Project in Austria and the Tanbreez Project in Greenland;

●	the development and construction of mine and plant at the Wolfsberg Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2026 or 2027, subject to the results of the completed DFS;

●	completion of the exploration and drilling program for the Project Tanbreez in Greenland;

●	completion of the geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	conduct the work required to prepare the Regulation SK-1300 report for the Tanbreez Project; and

●	the development and construction of the mine and processing facilities at the Tanbreez Project in Greenland.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the DFS for the Wolfsberg Project;

●	conduct geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	conduct the work required to prepare the Regulation SK-1300 report for the Tanbreez Project;

●	commence exploration activities in Zone 2 of the Wolfsberg Project;

●	commence exploration activities at the Tanbreez Project;

●	enter into financing and project financing arrangements in connection with the development of the Wolfsberg Project and Tanbreez Project; and

●	operate as a public company on the Nasdaq.

Please read “— Liquidity, Capital Commitments and Resources.”

Industry Growth

Our financial profile is associated with several secular trends in the mining industry. Demand for our product is, in part, driven by the growth of our underlying end markets and how much capital our customers invest to support their businesses. We are also impacted by the global supply and demand for lithium, rare earths and critical minerals and metals products.

Our ability to generate revenue is sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of consumer products using lithium products, such as electronic vehicles. In December 2022, we entered a long-term Offtake Agreement with BMW, pursuant to which BMW will purchase battery grade lithium hydroxide produced by the Wolfsberg Project. Please see the section entitled “Information about the Company — Offtake Agreement with BMW AG” for more details on the Offtake Agreement. We believe that we are well-positioned at the intersection of key long-term macro trends however, changes in inflationary pressures, commodity prices, energy costs, changes in legislative environment or global industry trends could result in significant fluctuations towards the path of production.

Market and Economic Conditions

Our business depends on the economic extraction of lithium from the Wolfsberg Project and other critical metals and minerals from our other projects, including the Tanbreez Project, and the sales products to our offtake partners. Many factors related to the economic extraction of lithium, including economic conditions affecting disposable consumer income and ultimate demand for consumer items that rely on the production of lithium products, unemployment levels, fuel prices, interest rates, inflationary pressures, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results.

Seasonality

The Wolfsberg Project is located in Wolfsberg, Austria. While the seasonal impact is minimal, the timing for the execution of some exploration activities is impacted as a result of the winter conditions experienced in that region.

The Tanbreez Project is located in Southern Greenland. Greenland is often considered “ground zero” for the climate crisis because even small shifts in temperature can have outsize impacts across the entire Arctic region. Logistics, exploration and future mining activities could be largely impacted by severe weather conditions, including but not limited to storms, sea ice movements etc.

At a regional scale the weather in South Greenland is mainly influenced by the North American continent and the North Atlantic Ocean. But the local climate is also heavily influenced by the Greenland Inland Ice. Another key factor is the all year round low sea surface temperature which is causing the South Greenland waters and coasts to be part of the arctic zone with summer temperatures below 10 degree C. Further inland, the weather type is more of a continental type and in South Greenland average summer temperatures can locally exceed the 10 degree threshold, which limit the arctic region. Gale force winds (above 13.8 m/s) are common in South Greenland in particular in winter. Sea ice, originating from glaciers, sometimes enters the fjords and could also have an impact on the operations.

Impact of Inflation

The COVID-19 pandemic and the outbreak of war in the Ukraine and Middle East led to problems in global supply chains which caused supply bottlenecks in many sectors of the economy. The principal factors contributing to the inflationary pressures that have been experienced or will be experienced include but are not limited to Europe’s supply chain for critical materials, such as energy (gas and electricity) and reagents.

We may continue to experience inflationary pressures in the future, particularly after the Wolfsberg Project has commenced production. In order to combat inflation before the Wolfsberg Project begins producing, we may take certain actions such as monitoring operating expenses, limiting headcount, and implementing other measures we deem beneficial to minimize inflationary pressures and avoid unnecessary costs.

Risks Associated with Future Results of Operations

For additional information on the risks associated with future results of operations, please see “Risk Factors — Risks Relating to the Company” including, but not limited to “— Risks Related to our Business and our Industry” and “— Operating Risks.”

Presentation of Financial Information

Our reviewed audited financial statements for the year ended June 30, 2024 and our audited financial statements for the year ended June 30, 2023 were prepared in accordance with IFRS.

Statement of Financial Position

Financial Position as of June 30, 2024, and June 30, 2023

The following table summarizes our consolidated statement of financial position as of June 30, 204 and 2023. All amounts are shown in U.S. dollars.

	June 30, 2024 $	June, 30 2023 $
ASSETS
Current Assets
Cash and cash equivalents	1,259,242	137,451
Other receivables	837,930	97,182
Prepaid expenses	1,645,180	-
Total Current Assets	3,742,352	234,633

Non-Current Assets
Restricted cash and other deposits	15,020,679	21,170
Property and plant and equipment, net	853	7,555
Deferred exploration and evaluation expenditure	35,213,542	34,724,374
Financial assets	5,000,000	-
Investment in associate	343,239	-
Right of use asset	30,871	-
Total Non-Current Assets	55,609,184	34,753,099

TOTAL ASSETS	59,351,536	34,987,732

LIABILITIES
Current Liabilities
Trade and other payables	13,226,525	3,267,148
Provisions	24,200	7,458
Lease liability	9,842	-
Funding from related party	4,268,857	34,603
Warrants liability	45,907,114	-
Total Current Liabilities	63,436,538	3,309,209

Non-Current Liabilities
Offtake prepayment	15,000,000	-
Lease liability	23,796	-
Total Non-Current Liabilities	15,023,796	-

TOTAL LIABILITIES	78,460,334	3,309,208

NET ASSETS	(19,108,798)	31,678,523

EQUITY
Share capital	51,508,320	39,414
Unissued capital	45,734,183	44,470,123
Reserves	40,377,181	(3,591,785)
Accumulated deficit	(156,728,482)	(9,239,229)

TOTAL EQUITY	(19,108,798)	31,678,523

Assets

Total assets as of June 30, 2024, and June 30, 2023 were $59.3 million and $35.0 million, respectively, comprised primarily of exploration and evaluation in the development of the Wolfsberg Project ($35.2 million), advance payment from BMW received under the off-take agreement ($15.0 million), as well as investment in Tanbreez Mining Greenland A/S ($5.0 million). Please see the section entitled “Description of the Wolfsberg Project” for a complete description of the Wolfsberg Project.

Liabilities

Total liabilities as of June 30, 2024 and June 30, 2023 were $63.4 million and $3.3 million, respectively, primarily from the Company’s warrant liabilities ($45.9 million). Bank guarantee secured against the advance payment from BMW $15.0 million and trade payables arising from the ordinary course of business and costs associated with the Business Combination ($13.2 million).

Equity

Total equity as of June 30, 2024 and June 30, 2023 were ($19.1 million) and $31.7 million, respectively, primarily from capital contributions the Company’s parent and third-party investors from the Business Combination, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations).

A.	Components of Our Results of Operations

Other income

Our other income includes grants received for European Union projects which ECM Lithium is participating in and interest on BMW funds on deposit.

Foreign exchange

Foreign exchange expenses include exchange differences on translation of foreign operations include the differences between the currency of the primary economic environment in which we operate and the currency presented in our financial statements in accordance with our accounting policy. See note 2 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this annual report for a description of the Company’s foreign currency accounting policy.

Consultants and professional services expenses

Our consultants and professional services expenses include legal fees, investor relations consultants, taxation advisors and company secretarial advisors’ expenses incurred since the completion of the Business Combination. See note 4 to consolidated financial statements included elsewhere in this annual report for a description and breakdown of our consultants and professional services expenses.

Travel and entertainment

Our travel and entertainment expenses relate to travel and entertainment expenses incurred by the Company’s management and directors in the performance of their duties on behalf of the Company.

Share based compensation

Our share-based compensation relates to the expense of the current period attributable to the Company’s share grants to its directors, executives and senior management.

Directors’ fees

Our directors’ fees include compensation to the members of the newly constituted board of directors of the Company.

Compliance and regulatory fees

Our compliance and regulatory fees relate primarily to the fees paid to the SEC in the Business Combination, the Company’s PCAOB audits and costs related to filing public reports and forms with the SEC.

Administrative expenses

Our administrative expenses include membership and subscriptions, seminars and conferences and IT support.

Promotion, IR and PR expenses

Our administrative expenses include promotional expenses, and payments made to the Company’s investor relations and PR consultants and or incurred by the Company related to such activities.

Insurance

Our insurance represents expense primarily related to the director and officers (D&O) insurance program put in place by the Company for its Board of Directors and executives.

Finance costs

Finance costs include impact of the initial recognition of the Company’s warrant liabilities, fees arising from the Company’s agreement with GEM, as well other bank fees, interest expense, interest expense on leased assets and other finance costs. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description and detailed breakdown of our finance costs.

Depreciation expenses

Depreciation expenses are primarily attributed to office equipment. See note 10 to our consolidated financial statements and audited consolidated financial statements included elsewhere in this annual report for a description of our depreciation expenses.

Depreciation expenses — leased asset

Depreciation expenses — leased asset relates to the lease of the office located near the Wolfsberg Project.

Merger expenses

Merger expenses relate to expenses associated with the Business Combination. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description of our merger expenses.

Listing Expenses

Our listing expenses (“Listing Expenses”) relate to the costs of Company’s listing on Nasdaq primarily in the form of the excess of the fair value of the shares issued at the completion of the Business Combination over the book values of the net assets of Sizzle, impact of initial recognition of liability related to warrants issued to Polar, as wells as excess of the fair value of Company’s shares issued in settlement of the Company’s liabilities incurred in the process of closing of the Business Combination. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description and details of our listing expenses.

Exploration expenditure expensed

Our exploration expenditures expenses represent costs incurred in for the geological due diligence for the Company’s projects.

Loss on fair value of warrants

Our loss on fair value of warrants includes changes in the fair value of the Company’s liability for the warrants issued to investors and wells as gain arising upon exercise of a portion of such warrants.

Other expenses

Other expenses consist of smaller expenses not categorized elsewhere and local taxes.

B.	Results of Operations

Comparison of Years ended June 30, 2024 and 2023

The following table summarizes our consolidated results of operations for the fiscal year ended June 30, 2024 and 2023. All amounts are shown in U.S. dollars.

	Year ended June 30,		Period-over-Period Change Year Ended
	2024	2023	June 30, 2024 to 2023
			Change ($)	Change (%)
Continuing operations
Other Income	117,660	111,218	6,442	5.79%
Foreign Exchange	41,715	(2,199)	43,914	1,996.83%
Consultants	(1,383,645)	(310,737)	(1,072,908)	345.28%
Travel and Entertainment	(47,701)	(22,395)	(25,306)	113.00%
Directors Fees	(136,901)	—	(136,901)	100.00%
Share Based Payments	(608,156)	—	(608,156)	100.00%
Compliance and Regulatory Fees	(426,325)	—	(426,325)	100.00%
Administration expenses	(14,933)	(35,653)	20,721	(58.12)%
Promotion / IR / PR	(191,403)	(63,881)	(127,522)	199.62%
Insurance	(773,820)	—	(773,820)	100.00%
Finance costs	(36,675,866)	(14,871)	(36,660,995)	246,526.76%
Depreciation expense	(6,642)	(6,757)	115	–1.70%
Depreciation – Leased Assets	(19,359)	—	(19,359)	100.00%
Share of Net Losses of Associate	(2,263)	—	(2,263)	100.00%
Merger Expenses	(9,373,737)	(5,104,937)	(4,268,800)	83.62%
Listing Expenses	(77,266,809)	—	(77,266,809)	100.00%
Exploration Expenditure – Expensed	(159,685)	—	(159,685)	100.00%
Gain/(loss) on FV of Warrants	(20,559,781)	—	(20,559,781)	100.00%
Other expenses	(1,603)	—	(1,603)	100.00%
Loss before income tax	(147,489,253)	(5,450,213)	(142,039,040)	2,606.12%
Income tax expense	—	—	—	—
Loss after tax from continuing operations	(147,489,253)	(5,450,213)	(142,039,040)	2,606.12%
Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(820,434)	1,358,781	(2,179,215)	–160.38%
Other comprehensive (loss) for the period, net of income tax	(820,434)	1,358,781	(2,179,215)	–160.38%

Total comprehensive (loss) for the year	(148,309,687)	(4,091,432)	(144,218,255)	3,524.88%

Other Income

Other income increased $6 thousand, or 6%, to $117 thousand for the year ended June 30, 2024 compared to $111 thousand for the year ended June 30, 2023.

Foreign exchange

Foreign exchange increased $43,914, or 1,997%, to a $41,715 gain for the year ended June 30, 2024 compared to a $2 thousand loss for the year ended June 30, 2023.

Consultants expenses

Consultants expenses increased $1,072,908, or 345%, to $1,383 thousand for the year ended June 30, 2024 compared to $311 thousand for the year ended June 30, 2023, primarily due to the engagement of consultants in relationship with the business combination transaction.

Travel and Entertainment

Travel and Entertainment increased by $25,306, or 113%, to $48 thousand for the year ended June 30, 2024. Travel and Entertainment is primarily attributable to increase travel due to the Business Combination.

Directors Fees

Directors fees were $137 thousand for the year ended June 30, 2024.

Share Based Payments

Share based payments was $608 thousand for the year ended June 30, 2024 and were related to the share grants to the Company’s directors and executives and senior management.

Compliance and Regulatory Fees

Compliance and regulatory fees were $426 thousand for the year ended June 30, 2024 and were attributable to the Company’s compliance with the securities laws and regulations in the United States.

Administrative Expenses

Administrative expenses decreased $21 thousand, or (58.12%), to $15 thousand for the year ended June 30, 2024 compared to $36 thousand for the year ended June 30, 2023.

Promotion, IR, and PR Expenses

Promotion, IR and PR Expenses were $191 thousand for the year ended June 30, 2024, compared to $64 thousand, or an increase of $128 thousand or 200%.

Finance Costs

Finance costs increased $36.7 million, or 135,243%, to a $36.7 million expense for the year ended June 30, 2024 compared to a $15 thousand expense for the year ended June 30, 2023. The increase is due initial recognition of the value of financial instruments as part of the business combination.

Merger Expenses

Merger expenses were $9.4 million for the year ended June 30, 2024 compared to $5.1 million for the year ended June 30, 2023. The increase was primarily attributable to costs of the business combination.

Listing Expenses

Listing Expenses was $77.3 million for the year ended June 30, 2024. Listing Expenses is primarily attributable to cost of the shares issued as part of the business combination.

Gain/(loss) on Fair Value of Warrants

Loss on Fair Value of Warrants was $20.6 million for the year ended June 30, 2024. Gain/(loss) on Fair Value of Warrants is primarily attributable to change in fair value of warrants accounted for as financial liabilities.

C.	Liquidity and Capital Resources

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the development of the Wolfsberg Project and the consummation of the Business Combination. As of June 30, 2024 and June 30, 2023, we had approximately $1.3 million and $137 thousand, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to continue to increase materially in the near future as we seek to continue development of the Wolfsberg Project and the Tanbreez Project. Our actual future capital requirements will depend on many factors, including the results of our DFSs and other studies, final investment decision ahead of the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. Our near-term capital requirements with respect to the Tanbreez Project, in accordance with the Heads of Agreement, are expected to include, but not be limited to, mineral exploration and various test work, including metallurgical test work, engineering, geological and logistics studies, socio economic, community and environmental impacts assessments, and construction of roads and operational camps and sites. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

Substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. We will continue efforts to remedy the conditions or events that raise this substantial doubt, however, as some components of these plans are outside of management’s control, we cannot offer any assurances they will be effectively implemented. We also cannot offer any assurance that any additional financing will be available on acceptable terms or at all. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business. We cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

In connection with the closing of the Business Combination, we raised cash proceeds of $10 million from the PIPE Financing and EUR waived the minimum cash condition in the Merger Agreement that required there to be funds in Sizzle’s trust account and funds from other private financing arrangements equal to at least $40 million before payment of transaction expenses. In addition, in connection with the closing of the Business Combination, we and Sizzle entered into or amended certain agreements with vendors or service providers, including the underwriter in Sizzle’s IPO, to pay various business combination transaction expenses otherwise due at Closing, including deferral agreements with vendors or service providers, requiring deferred cash payments by us to such parties to be satisfied over specified time periods after Closing, and certain other fee modification agreements with vendors or service providers pursuant to which such parties received newly issued ordinary shares at Closing and/or deferred cash payments (or a combination of both). Pursuant to such agreements, an aggregate of 2,266,600 ordinary shares were issued to such providers. We received net cash proceeds from the Business Combination of $341,158. Certain transaction costs related to the Business Combination are not yet settled and are payable post-Closing. Additional capital will be necessary in order to fund currently anticipated expenditures and to meet our obligations as they come due.

On July 4, 2023, we entered into the GEM Agreement, pursuant to which we are entitled to draw down up to $125 million of gross proceeds (“Aggregate Limit”) from GEM Investor in exchange for Ordinary Shares, subject to meeting the terms and conditions of the GEM Agreement. This equity line facility is available for a period of 36 months from the Closing of the Business Combination.

In addition, we are currently engaged in discussions with various parties to seek to mitigate our near-term liquidity needs. For example, we are engaged in discussions with EUR to obtain short-term funding, although EUR is under no obligations to provide such funding, and we may ultimately not agree to the terms of such funding. In addition, we would receive proceeds from the exercise of Warrants to the extent such Warrants are exercised for cash.

We expect that our strategic collaboration with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project will be beneficial to us, as it would reduce our future costs to build and operate a lithium hydroxide plant on our own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by us. Please read “Business — Overview of our Projects — The Wolfsberg Project — Strategic Collaboration between EUR and Obeikan Investment Group.”

We have in the past engaged in, and we will continue to engage in, various discussions with third parties related to additional potential equity investments in us. These investments may take the form of convertible preferred shares, ordinary shares or other equity or debt securities. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of our ordinary shares. We may also engage in debt financings. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back, or abandon some or all of our expansion efforts and other operations, which could materially harm our business, financial condition and results of operations.

In connection with stockholder votes to approve the extension of the date by which Sizzle was required to complete an initial business combination, (x) on February 1, 2023, public stockholders of Sizzle elected to redeem an aggregate of 11,076,073 shares of Sizzle Common Stock, at a redemption price of approximately $10.32 per share, for an aggregate redemption amount of approximately $114.3 million, (y) on August 7, 2023, public stockholders of Sizzle elected to redeem an aggregate of 1,337,244 shares of Sizzle Common Stock, at a redemption price of approximately $10.85 per share, for an aggregate redemption amount of approximately $14.5 million and (z) on February 6, 2024, public stockholders of Sizzle elected to redeem an aggregate of 779,917 shares of Sizzle Common Stock, at a redemption price of approximately $11.05 per share, for an aggregate redemption amount of approximately $8.6 million. In addition, in connection with the Business Combination, public stockholders of Sizzle elected to redeem 1,414,537 shares of Sizzle Common Stock for a pro rata portion of the cash in the Sizzle trust account, which equaled approximately $11.06 per share, for an aggregate of approximately $15.7 million. As a result, an aggregate of approximately $153.1 million was paid to such redeeming stockholders at or prior to the closing of the Business Combination out of the trust account established by Sizzle upon the closing of its initial public offering.

On June 16, 2024, certain funds affiliated with Empery Asset Management, LP (the “Empery Funds”) elected to partially exercise the PIPE Warrants for 600,000 ordinary shares. The Company received $6 million in gross proceeds as a result of the Empery Funds’ partial exercise of the PIPE Warrants. In addition, on June 16, 2024, the Company issued new warrants to the Empery Funds that are exercisable for 1,000,000 ordinary shares (the “New Warrants”), which have an exercise price of $11.45. On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal.

Contractual and Other Obligations

Commitments

Wolfsberg Lithium Project

The DFS is currently work in progress due to the substantial changes of the lithium products prices, increased planned production volumes of lithium hydroxide and plans to build and operate the plant in the Kingdom of Saudi Arabia as a part of newly formed joint venture with Obeikan. Additional studies for the costs optimization of are expected to be completed in the near future. Future capital requirements for the development and construction of the Wolfsberg Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future. Please read “— Timing of Current Projects and Future Geographic and Product Expansion” and “— Liquidity, Capital Commitments and Resources.”

Related Party Capital Contributions

Prior to the Business Combination, ELAT and certain of its subsidiaries have received financing from our parent company, European Lithium Limited. As of June 30, 2024 and June 30, 2023, we and certain of our subsidiaries have received capital contributions with a balance of $45.7 million and $44.5 million, respectively.

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at 30 June 2024, the amount owing was $4,268,857 (30 June 2023: $34,603).

For more information regarding our related party transactions, see the section of this annual report entitled “Related Party Transactions — The Company’s Related Person Transactions”, and see Note 17 “Related Party Disclosure” to our interim period unaudited consolidated financial statements and audited financial statements, included elsewhere in this annual report.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	June 30, 2024 $	June 30, 2023 $
Cash flows from operating activities
Payments to suppliers and employees	(2,596,997)	(2,467,764)
Proceeds from related party borrowings	-	34,603
Finance costs	-	(7,776)
Grants received	75,322	111,218
VAT refund received/(paid)	7,027	(49,070)
Taxes paid	(658,472)	-
Business combination expenses paid	(11,949,234)	-
Net cash (used in) operating activities	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payments for exploration and evaluation	(1,068,572)	(2,993,578)
Investment in joint venture	(5,000,000)	-
Cash at acquisition of business combination	9,835,289
Net cash provided by (used in) investing activities	3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	1,060,938	-
Cash from the exercise of warrants for shares	6,170,683	-
Transfer of cash from unrestricted to restricted	(15,000,000)	-
Cash received in respect of offtake prepayment	15,000,000	-
Funding from related party	4,234,254	-
Proceeds from capital contributions	994,321	5,368,057
Repayment of lease liability	(24,483)	-
Net cash provided by financing activities	12,568,809	5,368,057

Net increase/(decrease) in cash and cash equivalents	1,213,172	(4,310)
Cash and cash equivalents at beginning of year	137,451	136,097
Effects on exchange rate fluctuations on cash held	(91,381)	5,664
Cash and cash equivalents at end of year	1,259,242	137,451

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by merger expenses relating to the Business Combination.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the years ended June 30, 2024 and 2023, we incurred Net Losses of $147.5 million and $5.5 million, respectively. Our Net cash used in operating activities was $15.1 million for the year ended June 30, 2024, and $2.4 million for the year ended June 30, 2023. The $12.7 million increase in cash used was primarily due to payments in relation to the Business Combination.

Cash Flows from Investing Activities

Our next cash from investing activities for the year ended June 30, 2024, was $3.8 Million representing cash inflows from closing of Business Combination compared to net cash used in investing activities of $3.0 during the years ended June 30, 2023 representing primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project.

Cash Flows from Financing Activities

Net cash provided by financing activities during the years ended June 30, 2024 and 2023 was $12.6 million and $5.4 million, respectively, primarily from capital contributions from related parties.

D.	Research and Development, Patents and Licenses, etc.

Not applicable.

E.	Trend Information

Other than as described in Item 3.D. “Risk Factors”, in Item 5.A. “Operating Results—Factors that may influence future results of operations”, and in Item 5.B. “Liquidity and Capital Resources” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

F.	Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024 or 2023.

G.	Critical Accounting Policies and Estimates

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis.

The material accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 19 of the interim period unaudited consolidated financial statements and audited consolidated financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by EUR.

c)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro and US Dollar has been determined as the functional currency of various entities within the Group, because the Euro and US Dollar is the currency that mainly influences labour, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

Effects of changes in foreign exchange rates on the consolidation of the financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure.

Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.

Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax laws in the relevant jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group recognizes deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at December 31, 2022 because the Directors do not believe that it is appropriate to regard realizations of future income tax benefits as probable.

Warrants

The Group measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlos Simulation (MCS) option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date.

d)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Other Receivables

Other receivables measured at amortised cost have maturity of 12 months or less. The Group measures the loss allowance for Other Receivables at an amount equal to lifetime expected credit losses.

The Group considers an event of default has occurred when a financial asset is more than 120 days past due or external sources indicate that the debtor is unlikely to pay its creditors, including the Group. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as a default or past due event has occurred. The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

Investments and Fair Value Measurement

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price, the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments.

Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is realized in profit or loss and the share of the movements in equity is realized in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the Group does not realize further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group discontinues the use of the equity method upon the loss of significant influence over the associate and realized any retained investment at its fair value. Any difference between the associates carrying amount, fair value of the retained investment and proceeds from disposal is realized in profit or loss.

Property, plant and equipment

Plant and equipment is reported at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Plant and equipment	3 years
Vehicle	5 years

Financial instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Transaction costs on the issue of equity instruments are realized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

e)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are realized for all taxable temporary differences except:

●	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

●	When the taxable temporary difference arises from the initial recognition of goodwill; or

●	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are realized to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be realized, except:

●	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

●	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only realized to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be realized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realized.

Unrecognised deferred income tax assets are reassessed at each reporting date and are realized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

f)	Value added tax

Revenues, expenses and assets are recognized net of the amount of VAT except:

●	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

●	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

Leases

Right of use asset

The Group realized right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities realized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the realized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease Liabilities

At the commencement date of the lease, the Group realized lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are realized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has elected not to recognise right of use assets and lease liabilities for short term leases and low value assets. For these leases, the Group realized the lease payments as an expense on a straight line basis over the lease term.

Short-term leases and leases of low-value assets.

The Group applies the short-term lease recognition exemption for those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of plant and equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are realized as expense on a straight-line basis over the lease term.

g)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognized at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of each of the companies within the Group are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

h)	Trade and other payables

Trade payables and other accounts payable are carried at amortized cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

i)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

●	the rights to tenure of the area of interest are current; and

●	at least one of the following conditions is also met:

●	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

●	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortized of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

Joint Venture

A joint venture is an arrangement that the Group controls jointly with one or more other investors, and over which the Group has rights to a share of the arrangement’s net assets rather than direct rights to underlying assets and obligations for underlying liabilities.

The joint venture is accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture.

Any goodwill or fair value adjustment attributable to the Group’s share in the joint venture is not recognized separately and is included in the amount recognized as investment.

The carrying amount of the investment in joint venture is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Group.

Unrealised gains and losses on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in those entities. Where realized losses are eliminated, the underlying asset is also tested for impairment.

j)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Warrants

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Company will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statement of comprehensive income.

New and Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the IASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations.

See Note 2 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this annual report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we made one, of their potential impact on our financial condition and results of operations.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company (“EGC”). As such, we will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by nonaffiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of June 30, 2024. The address for each of the directors and executive officers is Maples Corporate Services (BVI) Limited, Kingston Chambers Road Town, Tortola, British Virgin Islands.

Name	Age	Position(s)
Executive Officers
Tony Sage(3)	64	Chief Executive Officer, Executive Chairman and Director
Melissa Chapman	46	Chief Financial Officer
Dietrich Wanke	61	President of European Operations
Directors
Carolyn Trabuco(1)(2)	55	Director
Malcolm Day(3)	59	Director
Michael Hanson(1)(2)	55	Director
Mykhailo Zhernov(3)	48	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

Tony Sage has served as the Chief Executive Officer of the Company since April 2024 and as Executive Chairman of the Company since the Closing of the Business Combination. Mr. Sage has served as Non-Executive Chairman of EUR since September 2016 transitioning to Executive Chairman of EUR in December 2021 quarter, and has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr. Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr. Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr. Sage currently holds the position of Executive Chairman of ASX listed CuFe Ltd and Executive Chairman of ASX listed Cyclone Metals Limited. Mr. Sage holds a B. Bus. degree from Edith Cowan University, Western Australia, is a chartered accountant with the Chartered Accountants Australia and New Zealand (CAANZ), is a fellow of Certified Practicing Accountants in Australia (FCPA) and is a fellow of the Taxation Institute of Australia (FTIA).

Melissa Chapman has served as Chief Financial Officer of the Company since the Closing of the Business Combination. It is anticipated that the Board will seek to appoint a new Chief Financial Officer in the near future with experience in operating a U.S. public company. Ms. Chapman has served as the Joint Chief Financial Officer of EUR since February 2017. In addition, Ms. Chapman is Co-founder and Executive Director of Bellatrix Corporate Pty Ltd, a company that provides company secretarial and accounting services to several ASX listed companies, with over 20 years’ experience in the accounting and company secretarial professions. She has significant experience including in Perth and London serving ASX/LSE listed and private companies. Ms. Chapman holds a Bachelor of Commerce degree from Murdoch University, is a Certified Practicing Accountant with CPA Australia (CPA), has completed a Graduate Diploma of Corporate Governance with the Governance Institute of Australia (AGIA/ACIS) and has completed the company directors course with the Australian Institute of Company Directors (GAICD).

Dietrich Wanke currently serves as President of European Operations of the Company. Mr. Wanke was appointed as General Manager of EUR in October 2016 and has served as the Chief Executive Officer of EUR since May 2019. In addition, Mr. Wanke also currently holds a position as General Manager for Marampa Iron Ore in Sierra Leone. No exploration activities are currently being undertaken at Marampa Iron Ore. Thus, while Mr. Wanke has a contractual obligation with Marampa Iron Ore, he is currently overseeing the project remotely without the requirement to travel to Sierra Leone. For so long as this arrangement continues, Mr. Wanke expects to allocate minimal time to Marampa Iron Ore, which will allow Mr. Wanke to carry out the role of President of European Operations in a full-time capacity. Mr. Wanke has worked in the past as General Manager for Tolukuma Gold Mines in Papua New Guinea, Mine Manager for Atlas Iron in Western Australia, Technical Services Manager for Thiess (hard coal) in Indonesia, Mine Manager for Kimberley Diamonds in Western Australia, Technical Services Manager for Lightning Nickel in Western Australia, Technical Director for LMV, an engineering/surveying service provider for coal mines in Germany and Technical Services Manager and Licensed Surveyor for Laubag (lignite) in Germany. Mr. Wanke has more than 30 years’ experience in management at operational level for underground and open cut mines. Mr. Wanke has held statutory positions as registered manager under the applicable mining acts in several countries and commodities, notably gold/silver, nickel, diamonds, coal and iron. Mr. Wanke has lived and served professionally for mining operations in Germany, Australia, Indonesia, Papua New Guinea and Sierra Leone. Mr. Wanke has managed mining operations through all phases, starting from greenfield exploration to full scale production as well as extension of existing mines. Mr. Wanke holds a Mine Engineering/Mine Surveying degree from Technical University Bergakademie Freiberg, a licensed Mine Surveyor’s certificate in Germany and 1st class Mine Manger’s certificates in Western Australia and Papua New Guinea.

Directors

Carolyn Trabuco currently serves as a Director of the Company. Currently, Ms. Trabuco is Co-Founder and Independent Member of Public Company Board of Directors at Azul Brazilian Airline (“Azul”) since April 2007, where she serves as Compensation Committee Chair and member of the ESG Committee. Mrs. Trabuco is a member of the Board of Directors and Audit Committee for Sizzle Acquisition Corp, a position she has held since November 2021. Since December 2017, Ms. Trabuco has served as Founder and CEO of Thistledown Advisory Group, LLC, a USA based strategic advisory and consulting firm. Prior to founding Thistledown, from 2009-2014 she was a portfolio manager and senior advisor at Astenbeck Capital Markets/Phibro Energy Trading LLC, with responsibility for investing in global resources and energy equities. Prior to that, from 2002-2009 Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Prior to that, Ms. Trabuco was a senior equity research analyst at First Union Capital Markets from 1998-2002, at Montgomery Securities from 1996-1998 and Lehman Brothers from 1995-1996. She began her equity research career at Fidelity Investments where she worked from 1991-1995. Ms. Trabuco graduated from Georgetown University with a B.A. in Art History and an M.B.A. from Sacred Heart University in Public Administration. She holds certificates in Corporate Sustainability from Yale School of Management and in Compensation Committees from Harvard Business School.

Michael Hanson currently serves as a Director of the Company. Mr. Hanson is currently a Partner at Hanson Peak LLP. Mr. Hanson also serves as a Director of Itchen Down Properties Limited. Mr. Hanson brings a wealth of expertise with over 30 years’ experience in Natural Resources and Corporate Finance sectors and has advised on a broad range of corporate transactions. Mr. Hanson has successfully advised on numerous IPOs, public and private equity raises and M&A transactions for many AIM, TSX and ASX listed companies. His postings have included Russia and South Africa.

Malcolm Day currently serves as a Director of the Company. Mr. Day has served as a Director of EUR since July 2012. In addition, Mr. Day is a Member of the Australian Institute of Company Directors. Since 1999 Mr. Day has been the Managing Director of ASX listed entity Moab Minerals Limited (ASX Code: MOM). Mr. Day commenced his career working in the civil construction industry for 10 years, six of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr. Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr. Day holds a Bachelor of Applied Science in Surveying and Mapping.

Mykhailo Zhernov currently serves as a Director of the Company. Mr. Zhernov has served as a Director of EUR since December 2021. Mr. Zhernov has a track record of twenty years in the financial sector of Ukraine, CIS, Central and Eastern Europe. Mr. Zhernov has served as the managing partner at Millstone & Co Investment Company since 2016, a private investment company specializing on investment, asset and capital management in Central and Eastern Europe. He was the founder and head of ALTERA FINANCE (altera-finance.com), the member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK. Mr. Zhernov holds an economics degree with a specialization in marketing from the National University Donetsk Ukraine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended June 30, 2024 was $297 thousand.

Fiscal 2024 Equity Awards and Equity Plan Amendment

In June 2024, the Compensation Committee (the “Compensation Committee”) of the Board completed its review of, and recommendations to the Board regarding, and the Board approved, grants of equity awards to its senior employees, officers and directors for prior services rendered (the “Compensation Awards”), grants of annual awards to senior employees and officers (the “2024 Annual Equity Awards”), and grants of annual awards to the non-employee members of the Board (the “Director Equity Awards” and together with the Compensation Awards and the 2024 Annual Equity Awards, the “Equity Awards”). The Equity Awards were issued pursuant to the grant of restricted stock units (“RSUs”) covering approximately 1.0 million ordinary shares of the Company in the aggregate.

The Equity Awards had a total approximate aggregate value of $9.8 million based on the closing price of the Company’s stock on based on the date of grant. The Equity Awards are subject to the following vesting conditions:

●	Tranche A (545,000 RSU’s) – RSU’s for persons located outside of Australia and shall vest in full on 7 June 2025, subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date.

●	Tranche B (340,000 RSU’s) – RSU’s for participants located outside of Australia and shall vest in equal instalments on each of the first three anniversaries of the vesting commencement date (being 7 June 2025, 7 June 2026 and 7 June 2027), subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date

●	Tranche C (70,000 RSU’s) – RSU’s for participants located in Australia and shall vest in equal instalments on each of the first three anniversaries of 1 July 2023, subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date.

In connection with the Equity Awards, the Compensation Committee also determined that it was advisable, and the Board approved, an amendment and restatement of the 2024 Incentive Award Plan (as amended, the “Amended and Restated 2024 Incentive Award Plan”). The Amended and Restated 2024 Incentive Award Plan amends the 2024 Incentive Award Plan to modify the date that the evergreen provision annually increases the number of shares reserved (to July 1 from January 1); removes the provision regarding the maximum number of shares authorized for issuance to any non-employee director under the Plan during any single fiscal year; and makes certain other ministerial changes. In addition, the Compensation Committee recommended, and the Board approved, a Form of Employee RSU Agreement and a Form of Director RSU Agreement.

For more information on the Equity Awards, see Note 5 “Share-Based Payment to Directors and Management.” A copy of the Amended and Restated 2024 Incentive Award Plan is furnished hereto as Exhibit 4.22, and a copy of the Form of RSU Agreement used for employees and a copy of the Form of Director RSU Agreement used for non-employee directors are furnished hereto as Exhibits 4.23 and 4.24, respectively.

C.	Board Practices

Board of Directors

Composition

The Company Board consists of five directors. Of these five directors, four are independent. The directors are divided into Class I, Class II and Class III and have staggered three-year terms. The directors are divided as follows:

●	the Class I director is Mykhailo Zhernov and his term will expire at the first annual general meeting of shareholders following the closing of the Business Combination;

●	the Class II directors are Malcolm Day and Michael Hanson and their terms will expire at the second annual general meeting of shareholders following the closing of the Business Combination; and

●	The Class III directors are Tony Sage and Carolyn Trabuco and their terms will expire at the third annual general meeting of shareholders following the closing of the Business Combination.

Pursuant to the Charter and the Investors Agreement, for as long as EUR beneficially owns (a) (i) at least fifty percent (50%) of the total voting power of the Company’s then issued and outstanding equity interests, EUR shall be entitled to nominate and appoint from time to time the lower of (a) a majority of all members of the Company Board, and (b) four (4) members of the Company Board, with at least two (2) such board members satisfying the independence requirements of the Company’s principal stock exchange and be eligible to serve on an audit committee, but no such board member being required to satisfy the diversity requirements of the Company’s principal stock exchange, (ii) at least twenty-five percent (25%) but less than fifty percent (50%) of the total voting power of the Company’s then issued and outstanding equity interests, EUR shall be entitled to nominate and appoint two (2) members of the Company Board from time to time, with no such board member being required to satisfy the independence or diversity requirements of the Company’s principal stock exchange or be eligible to serve on an audit committee, and (iii) at least fifteen percent (15%) but less than twenty-five percent (25%) of the total voting power of the Company’s then issued and outstanding equity interests, EUR shall be entitled to nominate and appoint one (1) member of the Company Board from time to time, with such board member not being required to satisfy the independence or diversity requirements of the Company’s principal stock exchange or be eligible to serve on an audit committee (each such Company Board member, a “EUR Director”); and (b) at least fifteen perfect (15%) of the total voting power of the Company’s then issued and outstanding equity securities, the EUR Directors shall be entitled to elect a chairperson of the Company Board.

The Investor Agreement provides, among other things, that EUR’s right to appoint the applicable EUR Director terminates at any time EUR cases to beneficially own the total voting power of the Company’s then issued and outstanding equity interests representing at least the minimum applicable percentage specified above. In that event, EUR shall immediately cause the applicable EUR Director(s) to offer to resign from the Company Board or EUR shall exercise any powers it has to remove such EUR Director and, upon acceptance of such offer of resignation by the Company Board, such the Company Board seat shall be subject to the election of all shareholders of the Company in accordance with the Organizational Documents of the Company.

Director Independence

Four of the five of the Company directors are “independent directors” as defined in the Nasdaq Stock Market Rules, provided, however, that if at any time any EUR Director fails to satisfy the independence criteria, as applicable to such EUR Director, EUR shall immediately cause such EUR Director to offer to resign from the Company Board or EUR shall exercise any powers it has to remove such EUR Director and, upon acceptance of such offer of resignation by the Company Board or removal from the Company Board (as applicable), such Company Board seat shall remain vacant until otherwise filled by EUR in accordance with the Investor Rights Agreement. Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the board of directors, be reasonably expected to interfere with a director’s independent judgment.

Committees of the Board of Directors

The Company Board has an audit committee and a compensation committee, described below. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules.

Audit Committee

The audit committee consists of Carolyn Trabuco and Michael Hanson, with Ms. Trabuco serving as chairperson of the audit committee. The Company has determined that Ms. Trabuco satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Trabuco and Mr. Hanson satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee the Company’s accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	overseeing the relationship with the Company’s independent auditors, including:

○	appointing, retaining and determining the compensation of the Company’s independent auditors;

○	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

○	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

○	reviewing a least annually the qualifications, performance and independence of the independent auditors;

○	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company and all other material written communications between the independent auditors and management; and

○	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

●	overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

●	reviewing and recommending all related party transactions to the Company Board for approval, and reviewing and approving all changes to the Company’s related party transactions policy;

●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of the Company’s internal controls;

●	overseeing risks and exposure associated with financial matters; and

●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from the Company employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by the Company employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Carolyn Trabuco and Michael Hanson, with Mr. Hanson serving as the chairperson of the compensation committee. The compensation committee has a written charter and oversees the Company’s compensation of its executive officers and directors. The compensation committee assists the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors, and recommending and monitoring the remuneration of senior management below board level, as the board so directs.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Malcolm Day, Tony Sage and Mykhailo Zhernov, with Mr. Day serving as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee has a written charter and is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance and reporting and making recommendations to the Board concerning corporate governance matters.

Limitation of Liability and Indemnification of Officers and Directors

In addition to the indemnification provided for in the existing Sizzle Certificate of Incorporation, Sizzle entered into indemnification agreements with each of its officers and directors to indemnify such individuals, to the fullest extent permitted by law and subject to certain limitations, against all judgments, liabilities, fines, penalties, amounts paid in settlement and expenses actually and reasonably incurred by such individuals in an action or proceeding to which any such individual was made a party by reason of being an officer or director of Sizzle or an organization of which Sizzle is a shareholder or creditor if such individual serves such organization at Sizzle’s request. Such indemnification obligation survived the Business Combination. Additionally, the Company entered into similar indemnification agreements with each of its directors and certain officers.

D.	Employees

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2024, we had 4 full-time employees with a significant number of personnel engaged on a contractor basis. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity-Based Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2024 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2024, and restricted share units that shall vest within 60 days of June 30, 2024, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Critical Metals Ordinary Shares beneficially owned is computed on the basis of 90,712,170 Critical Metals Ordinary Shares outstanding on August 20, 2024.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2022 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers(1)
Tony Sage(2)	—	—
Melissa Chapman	—	—
Dietrich Wanke	—	—
Carolyn Trabuco(3)	—	—
Malcolm Day(2)	—	—
Michael Hanson	—	—
Mykhailo Zhernov(2)	—	—
All directors and executive officers as a group (7 individuals)	—	—

Other 5% Stockholders
European Lithium Limited(4)	74,567,221	76.5%
Empery Asset Management, LP(5)	8,438,345	9.2%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals after the Business Combination is c/o Critical Metals Corp., Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Each of Tony Sage, Malcom Day and Mykhailo Zhernov serve as directors and have voting power with respect to any securities held EUR. Any action by EUR with respect to ordinary shares, including voting and dispositive decisions, requires a vote of three out of the five members of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the five members of the board of directors, none of the members of the EUR board of directors is deemed to be a beneficial owner of securities held by EUR solely by virtue of their directorships.
(3)	Does not include any securities held by VO Sponsor, LLC, of which Carolyn Trabuco is a member. Carolyn Trabuco disclaims beneficial ownership of the reported shares other than to the extent of their ultimate pecuniary interest therein.
(4)	Reflects 67,788,383 ordinary shares issued as Closing Share Consideration pursuant to the Merger Agreement and 6,778,838 shares issuable as Earnout Shares in accordance with the Merger Agreement.
(5)	Based on information provided in a Schedule 13G filed on October 16, 2024. Consists of 7,038,345 ordinary shares and 1,400,000 ordinary shares underlying warrants held by funds (the “Empery Funds”) affiliated with Empery Asset Management, LP (the “Investment Manager”). The Investment Manager serves as the investment manager with respect to each of the Empery Funds that hold such ordinary shares and such ordinary shares underlying warrants and may be deemed to be the beneficial owner of all such ordinary shares held by, and underlying the Warrants (subject to the blockers) held by, the Empery Funds. Each of Mr. Ryan M. Lane and Mr. Martin D. Hoe is a Managing Member of Empery AM GP, LLC (the “General Partner”), the general partner of the Investment Manager. Each of the Mr. Lane and Mr. Martin, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of such ordinary shares held by, and underlying the warrants (subject to the blockers) held by, the Empery Funds. Each of the Empery Funds, Mr. Lane and Mr. Martin hereby disclaims any beneficial ownership of any such ordinary shares. The business address of Empery Asset Management, LP is One Rockefeller Plaza, Suite 1205, New York, NY 10020.

In June 2024, the Compensation Committee completed its review of, and recommendations to the Board regarding, and the Board approved the Compensation Awards, the 2024 Annual Equity Awards, and the Director Equity Awards. The Equity Awards were issued pursuant to the grant of RSUs covering approximately 1.0 million ordinary shares of the Company in the aggregate. Because such RSUs do not vest within 60 days of June 30, 2024, they are not included in the table above. For more information regarding the Equity Awards, see Note 5 “Share-Based Payment to Directors and Management” and “Compensation of Directors and Executive Officers.”

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B.	Related Party Transactions

The Company’s Related Person Transactions

Registration Rights Agreements

At Closing, each of Critical Metals, Sizzle, the Sponsor and EUR, together with certain other persons listed on the signature pages thereto, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company granted certain registration rights to EUR, Sponsor and certain other holders of Critical Metals ordinary shares.

In the underwriting agreement between Cantor Fitzgerald & Co. (the “Representative”), as representative of the several underwriters in the initial public offering of Sizzle (the “Sizzle IPO”) and Sizzle, dated November 3, 2021, as amended on October 26, 2023 and February 27, 2024 (the “Amended Underwriting Agreement”), Sizzle agreed that, upon the issuance of 1,200,000 ordinary shares at Closing (the “Amended Representative Shares”), Sizzle would, and would cause the Sponsor to, add the Representative Shares as “Registrable Securities” of the Representative under the registration rights agreement executed by Sizzle in connection with the Sizzle IPO, dated as of November 3, 2021. However, this amendment provided that Representative has the right, if there was any “public investment in private equity” (“PIPE”) that closes substantially concurrently with the Closing which included registration rights for the investor in such PIPE (the “Registration Rights Obligations”) that are superior to the registration rights available to the Representative under such existing Sizzle registration rights agreement, that the Representative may, at its sole election within ten (10) business days after the Closing elect to receive the Registration Rights Obligations with respect to the Amended Representative Shares (pari passu with such PIPE investor) in lieu of those under the referenced registration rights agreement.

In connection with the entry into the GEM Agreement, Critical Metals and GEM Investor simultaneously entered into a registration rights agreement (the “GEM RRA”). Pursuant to the GEM RRA, Critical Metals is required to, as soon as practicable but no later than 30 calendar days following the date of public listing, submit to or file with the SEC a registration statement registering the resale of such shares and to use its commercially reasonable efforts to have such registration statement declared effective no later than the earlier of (A) the 45th calendar day following the filing of the GEM RRA and (B) the 5th business day after the date Critical Metals is notified (orally or in writing, whichever is earlier) by the SEC that the GEM RRA will not be “reviewed” or will not be subject to further review.

On February 8, 2024, the Company, Sizzle, the Sponsor entered into separate subscription agreements (each, a “Subscription Agreement”) with three accredited investors named therein which are funds affiliated with each other (each, a “PIPE Investor”) whereby the Company issued and sold to the PIPE Investors Ordinary Shares for an effective purchase price of $5.29 per share, after giving effect open market-purchases, and the reimbursement payable to such PIPE Investor for open-market purchases, of Sizzle Common Stock (the “PIPE Financing”). Pursuant to the Subscription Agreement, Critical Metals agreed that, within 30 days following the Closing, Critical Metals will file with the SEC a registration statement registering the resale of the Critical Metals Ordinary Shares issued or issuable in the PIPE Financing (the “PIPE Resale Registration Statement”) and will use its reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in any event within 60 days after the Closing (or 90 days after the Closing in the event of a “full review” of the PIPE Resale Registration Statement by the SEC) or, if earlier, the fifth trading day after Critical Metals is notified by the SEC that the PIPE Resale Registration Statement will not be reviewed or is no longer subject to further review and comments, and maintain the effectiveness of the PIPE Resale Registration Statement (in each case, subject to liquidated damages for failure to meet the registration requirements).

Capital Contributions from European Lithium

ELAT and certain of its subsidiaries has received financing from its parent company, EUR. As of June 30, 2024 and June 30, 2023, we and certain of our subsidiaries have received capital contributions with a balance of $45.7 million and $44.5 million, respectively. For a further description of such transactions, see Note 17 “Related Party Disclosure” to our interim period unaudited consolidated financial statements and audited financial statements, included elsewhere in this annual report.

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at 30 June 2024, the amount owing was $4,268,857 (30 June 2023: $34,603).

Related Person Transactions Policy

The Company’s Board adopted a written Related Person Transactions Policy that sets forth the Company’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the Related Person Transaction Policy, a “related person” means “(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.”

Under the policy, management of the Company, must present information regarding the proposed related person transaction to the Company’s audit committee (or, where review by the Company’s audit committee would be inappropriate, to another independent body of the Company Board) for review. In considering related person transactions, the Company’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the relationship of the related person to the Company;

●	the nature and extent of the related person’s interest in the transaction;

●	the importance and fairness of the transaction both to the Company and to the related person;

●	the material terms of the transaction;

●	whether the value and the terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by the Company with non-related persons, if any; and

●	disclosure requirements.

The Company’s audit committee will approve only those transactions that it determines are fair to us and in the Company’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.	Significant Changes

No significant changes have occurred since June 30, 2024, except as otherwise disclosed in this Annual Report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares and warrants commenced trading on the Nasdaq Capital Market on February 28, 2024 under the trading symbols “CRML” and “CRMLW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants commenced trading on the Nasdaq Capital Market on March 30, 2023 under the trading symbols “APLM” and “APLMW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference herein.

C.	Material Contracts

For information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

D.	Exchange Controls

There are currently no currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-resident shareholders.

E.	Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of the Company’s ordinary shares and Publix Warrants. This discussion applies only to U.S. Holders that hold the ordinary shares and Public Warrants, as the case may be, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of the Company’s ordinary shares and Public Warrants. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and U.S. state, and local and non-U.S. tax laws are not discussed.

This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, or to investors subject to special rules under U.S. federal income tax laws, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding the Company’s ordinary shares and/or Public Warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Company’s ordinary shares and/or Public Warrants being taken into account in an applicable financial statement;

●	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received the Company’s ordinary shares and/or Public Warrants pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of the Company’s ordinary shares and/or Public Warrants, the tax treatment of a partner, member, or other beneficial owner of such partnership or other pass-through entity will depend on the status of such partner, member, or other beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the owner level. Accordingly, partnerships and other pass-through entities and the partners, members, and other beneficial owners of such partnerships and other pass-through entities should consult their tax advisors regarding the U.S. federal income tax consequences to them of the ownership and disposition of the Company’s securities.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities are subject to change or to differing interpretations. Any such change or differing interpretation may be applied retroactively or otherwise have retroactive effect in a manner that could adversely affect the tax consequences discussed below. The Company has not sought, and it does not intend to seek, any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take, or a court will not sustain, a position contrary to any of the tax considerations discussed below.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES AND PUBLIC WARRANTS. EACH INVESTOR IN THE COMPANY’S ORDINARY SHARES OR PUBLIC WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES OR PUBLIC WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX LAWS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Company’s ordinary shares or Public Warrants, as the case may be, who or that is, for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends and Other Distributions on the Company’s Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” the gross amount of distributions, i.e., before reduction for withholding taxes, if any, (other than certain distributions of shares of the Company or rights to acquire shares of the Company) on the Company’s ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally will be includable in a U.S. Holder’s income in the year actually or constructively received by such U.S. Holder. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Company’s Ordinary Shares and Public Warrants.”

Amounts treated as dividends that the Company pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Company’s ordinary shares are readily tradable on an established securities market in the United States (such as Nasdaq) or the Company is eligible for benefits under an applicable tax treaty with the United States meeting certain requirements (for this purpose, the United States Treasury Department has determined that the United States-UK income tax treaty meets these requirements), and, in each case, the Company is not treated as a PFIC with respect to such U.S. Holder in the taxable year in which the dividend was paid or in the preceding year and provided certain holding period requirements are met. There can be no assurance that the Company’s ordinary shares will be considered readily tradable on an established securities market in any year. In addition, see the discussion below under the heading “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Company’s ordinary shares.

Subject to certain conditions and limitations, non-refundable non-U.S. taxes (at a rate not in excess of any applicable tax treaty rate), if any, withheld on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Company’s ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct any non-U.S. income tax imposed with respect to their Company’s ordinary shares in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Company’s Ordinary Shares and Public Warrants

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, taxable exchange or other taxable disposition of the Company’s ordinary shares or Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized (i.e., sum of the amount of cash and the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in such ordinary shares or Public Warrants. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Exercise, Lapse or Redemption of a Public Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a Public Warrant for cash. A U.S. Holder’s tax basis in an ordinary share received upon exercise of the Public Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Public Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Public Warrant and will not include the period during which the U.S. Holder held the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Public Warrant.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Public Warrants equal to the number of ordinary shares having a value equal to the aggregate exercise price of the total number of Public Warrants to be exercised (the “surrendered warrants”). Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of Public Warrants to be exercised and (ii) the U.S. Holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s tax basis in the Public Warrants exercised plus the exercise price of such Public Warrants. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Public Warrants.

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of ordinary shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Public Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of the Company’s ordinary shares that would be obtained upon exercise of such Public Warrant) as a result of a distribution of cash to the holders of the Company’s ordinary shares which is taxable to the U.S. Holders of such shares as described under “— Dividends and Other Distributions on the Company’s Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Public Warrant.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Company’s ordinary shares and Public Warrants could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

As of the date hereof, the Company has not made a determination as to its PFIC status for its most recent taxable year or any other taxable year. Whether the Company is a PFIC is determined on an annual basis. The determination of whether the Company is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in its current taxable year or for any future taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

Although the Company’s PFIC status is determined annually, a determination that the Company is a PFIC in a particular taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) the Company’s ordinary shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years.

It is not entirely clear how various aspects of the PFIC rules apply to the Company’s Public Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in the U.S. Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final U.S. Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed U.S. Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to their investment in the Company’s Public Warrants, including their ownership and disposition of the Company’s ordinary shares received upon the exercise of their Public Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Company’s Public Warrants.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Company ordinary shares or Public Warrants and, in the case of ordinary shares, the U.S. Holder did not make either a qualified electing fund (“QEF”) election or mark-to-market election, as further discussed below, for the first taxable year in which the Company was treated as a PFIC and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Public Warrants (which may include gain realized by reason of transfers of the Company’s ordinary shares or Public Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Company’s ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the Company’s ordinary shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Public Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

●	the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year (or portion thereof) of the U.S. Holder.

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above in respect of the Company’s ordinary shares (but, under current law, not Public Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its ordinary shares in a year after the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s ordinary shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares.

Under current law, a U.S. Holder may not make a QEF election with respect to Public Warrants to acquire the Company’s ordinary shares. As a result, under the Proposed PFIC Option Regulations, if a U.S. Holder sells or otherwise disposes of such Public Warrants (other than upon exercise of such Public Warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such Public Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Public Warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, might continue to apply with respect to such newly acquired ordinary shares due to a rule under the Proposed PFIC Option Regulations providing that shares acquired pursuant to the exercise of an option generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the option. If this rule were to be applicable, and as a result a U.S. Holder’s holding period in the Company’s ordinary shares acquired pursuant to the exercise of a Public Warrant included a prior period in which a QEF election was not in effect, then the U.S. Holder would generally need to make, in addition to a QEF election, a purging election under the PFIC rules to avoid the application of the excess distribution rules. U.S. Holders are urged to consult their tax advisors as to the application of the above rules to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

If a U.S. Holder has made a QEF election with respect to their ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if the Company were a PFIC for any taxable year, a U.S. Holder of ordinary shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company were not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to its ordinary shares for such a taxable year.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the Company that provides the information necessary for U.S. Holders to make or maintain a QEF election. There can be no assurance that the Company will have timely knowledge of its status as a PFIC in the future or that the Company will timely provide such information for any year. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

Alternatively, if the Company is a PFIC and the Company’s ordinary shares constitute “marketable stock,” a U.S. Holder who owns (or is treated as owning for purposes of this rule) the Company’s ordinary shares at the close of its taxable year may avoid the application of the excess distribution rules discussed above if such U.S. Holder makes a “mark-to-market” election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) ordinary shares and for which the Company is determined to be a PFIC. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to Public Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Company’s ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Company’s ordinary shares under their particular circumstances.

If the Company is a PFIC and, at any time, the Company has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the excess distribution rules described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that the Company will have timely knowledge of the status of any lower-tier PFIC or provide information that may be required for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Company’s ordinary shares and Public Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to the Company’s securities under their particular circumstances, including, in particular, to any U.S. Holder who acquire the Company’s ordinary shares pursuant to the exercise of Public Warrants.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain specified foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. The Company’s ordinary shares and Public Warrants are expected to constitute foreign financial assets subject to these requirements unless the Company’s ordinary shares or Public Warrants, as applicable, are held in an account maintained at certain financial institutions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Company’s ordinary shares and Public Warrants and the significant penalties for non-compliance.

Information Reporting and Backup Withholding

Dividend payments with respect to the Company’s ordinary shares and proceeds from the sale or exchange of the Company’s ordinary shares and public Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the Company’s ordinary shares and Public Warrants. You should consult your tax advisor concerning the tax considerations of your particular situation.

MATERIAL BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

The following summary contains a description of certain British Virgin Islands tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of British Virgin Islands and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change.

British Virgin Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing British Virgin Islands Laws.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Our ordinary shares and warrants are quoted on Nasdaq. Information about us is also available on our website at www.criticalmetalscorp.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our ordinary shares or warrants.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include credit risk, as well as foreign currency exchange risk.

Foreign Currency Exchange Risk

We have operations in several countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the Euro and the Australian Dollar, both of which fluctuate relative to the U.S. dollar. Accordingly, changes in the value of the Euro or Australian Dollar could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

To date, realized foreign currency transaction gains and losses have not been material to our financial statements. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2024. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report on our internal control over financial reporting of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, we are an emerging growth company and, accordingly, are exempt from the requirement to provide such a report.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended June 30, 2024, and 2023, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The identified material weaknesses related to the following matters:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to assure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review to the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

We aim to take certain measures to remediate this significant deficiency by setting up controls and systems to address deficiencies noted above, although no assurance can be given as to whether these steps will be sufficient. For additional information, see “Risk Factors–” “If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected” and –“We have concluded that there is a significant deficiency in its internal control over financial reporting and it cannot assure you that additional sufficient deficiencies will not be identified in the future. This significant deficiency may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.”

Except as disclosed above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Ms. Carolyn Trabuco satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Carolyn Trabuco is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct (the “Code of Conduct”), applicable to all of its directors, officers and employees, in accordance with Item 16B of the Form 20-F. The Code of Conduct sets out the Company’s fundamental values and standards of behavior that are expected from the Company’s directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in the Company. A copy of the Code of Conduct is available on the Company’s website at, https://ir.criticalmetalscorp.com/corporate-governance/documents-charters.

The Company’s audit committee will periodically review the Code of Conduct and consider any necessary or appropriate changes. The audit committee will also assist the Company’s Board with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to the Company’s directors or executive officers, which shall be subject to review by the board of directors as a whole).

Item 16C. Principal Accounting Fees and Services

Marcum LLP, served as our independent registered public accounting firm for the fiscal years ended June 30, 2024 and June 30, 2023. Following are the fees for professional services in each of the respective fiscal years:

	2024	2023
Audit fees(1)	$260,960	$123,085
Tax fees(2)	-	-
Audit related fees	94,760	42,230
Total	$355,720	$165,315

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended June 30, 2024 and 2023 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with corporate governance practices of the law of the British Virgin Islands (the “BVI”) (collectively, “Home Country Practice”) instead of certain Nasdaq corporate governance rules, provided that we disclose which requirements we will not follow.

Our BVI counsel, Maples and Calder, has provided a letter to Nasdaq certifying that the Company may follow provisions of the laws of the British Virgin Islands and its memorandum and articles of association in lieu of certain Nasdaq corporate governance rules, including the following items below.

●	Rule 5605(c)(2)(A), which requires that each Listed Company have an audit committee of at least three members;*

●	Rule 5605(c)(1), which requires that each company certify that it has and has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis;*

●	Rule 5605(b), which requires that (i) a majority of the board of directors be comprised of independent directors as defined in Rule 5605(a)(2), and (ii) the independent directors have regularly scheduled meetings at which only independent directors are present;*

●	Rule 5605(d), which requires that each company (i) have and certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a compensation committee of at least three members;

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, either by (i) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, and also have and certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws;

●	Rule 5610, which requires that each company adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available, that the code provide for an enforcement mechanism, that any waivers of the code for directors or executive officers be approved by the Board and that companies publicly disclose any such waivers in accordance with Rule 5610;*

●	Rule 5620(a), which requires that companies hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

●	Rule 5620(b), which requires companies to solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;

●	Rule 5630, which requires companies to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors;*

●	Rule 5635, which requires that shareholder approval be required in certain circumstances, including in respect of:

o	Rule 5635(a), which requires shareholder approval in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company;

o	Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

o	Rule 5635(c), which requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions; and

o	Rule 5635(d), which requires shareholder approval prior to a 20% issuance at a price that is less than the “minimum price,” as defined in Nasdaq’s rules;

●	Rule 5250(b)(3), which requires disclosure of third-party director and nominee compensation; and

●	Rule 5250(d), which requires the distribution of annual and interim reports.

As a result of items described above, our shareholders may receive less or different information about us than they would receive about a U.S. domestic public company, and our shareholders may not have the ability to vote on or approve certain transactions that are typical of a U.S. domestic public company.

The Company has opted to comply with certain of the requirements listed above, which are marked with an asterisk for reference, but may opt out of such requirements in the future. Other than as discussed and listed above, we currently comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. As noted above, we may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our Board has adopted a securities trading policy which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading. A copy of the insider trading policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K. Disclosure Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure, Cybersecurity.

We recognize the need to manage cybersecurity risk and the protection of information across our enterprise and are working to embed data protection and cybersecurity risk management in our operations. We are in the process of establishing processes for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. These processes for assessing, identifying, and managing material risks from cybersecurity threats are expected to be integrated into our overall risk management system and processes.

As a foundation of this approach, we are in the process of implementing a layered governance structure to help assess, identify and manage cybersecurity risks. We expect to adopt privacy and cybersecurity policies which will encompass incident response procedures, information security and threat detection procedures.

Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. If any such programs or systems were to fail as a result of a cyber-attack or create erroneous information in our hardware or software network infrastructure, possible consequences include loss of access, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification, and risk of our being unable to adequately monitor and audit and modify our controls over our critical information. We are not aware that we have experienced a material cybersecurity incident during the 2024 fiscal year.

The sophistication of cybersecurity threats continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we recognize the need to manage cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee, comprised of independent directors from our Board, will oversee our policies and procedures for protecting our cybersecurity infrastructure as we begin to put these processes in place and for compliance with applicable data protection and security regulations, and related risks.

Our Audit Committee will oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The cybersecurity risk management program, when completed, will include tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, and plans and strategies to address threats and incidents.

Members of our management will provide periodic reports to the Audit Committee regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Marcum LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (incorporated by reference to Exhibit 1.1 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.1	Warrant Agreement, dated as of November 3, 2021, by and between Sizzle and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Sizzle’s Current Report on Form 8-K filed on November 8, 2021).
2.2	Assignment and Assumption of Warrant Agreement, dated as of February 27, 2024 by and among Sizzle Acquisition Corp., Critical Metals Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.4 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.5*	Description of Securities
4.1+	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.5	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp. (incorporated by reference to Exhibit 10.2 of Sizzle’s Current Report on Form 8-K, filed with the SEC on October 28, 2022).
4.6	First Amendment to Lock-Up Agreement, dated as of February 20, 2024, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.6 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.7	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.7 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.8	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto (incorporated by reference to Exhibit 4.8 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.9	Critical Metals 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.9 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.10	Critical Metals 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.10 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.12+	Share Purchase Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.13	Amendment to Share Purchase Agreement, dated February 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.13 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.14	Registration Rights Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.15	Subscription Agreements, dated February 8, 2024, by and among Critical Metals Corp., Sizzle Acquisition Corp., VO Sponsor, LLC and the subscriber named therein (including the form of Warrant Agreement attached as Exhibit B hereto) (incorporated by reference to Exhibit 10.1 of Sizzle’s Current Report on Form 8-K, filed with the SEC on February 8, 2024).
4.16	Omnibus Amendment to Subscription Agreements, by and among Critical Metals Corp. VO Sponsor, LLC, Sizzle Acquisition Corp. and the subscribers named therein (incorporated by reference to Exhibit 4.16 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.17	Form of Warrant Agreement between Critical Metals Corp. and the subscriber party named therein (included as Exhibit B to Exhibit 4.15 to this Report).
4.18	Warrant by and between Critical Metals Corp. and Polar Multi-Strategy Master Fund (incorporated by reference to Exhibit 4.18 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024)
4.19	Warrant by and between Critical Metals Corp. and GEM Yield Bahamas Ltd (incorporated by reference to Exhibit 4.19 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.20	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.20 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.21	Form of New Warrant Agreement between Critical Metals Corp. and the Empery Funds (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 17, 2024).
4.22	Amended and Restated 2024 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.23	Form of Employee RSU Agreement (incorporated by reference to Exhibit 4.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.24	Form of Director RSU Agreement (incorporated by reference to Exhibit 4.3 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.25

Second Letter Agreement Relating to Share Subscription Facility, dated April 29, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.17 to Critical Metals Corp.’s Form F-1 filed with the SEC on May 1, 2024).

4.26*	Third Letter Agreement Relating to Share Subscription Facility, dated September 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.
4.27	Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.'s Form 6-K filed with the SEC on July 25, 2024).
8.1*	Subsidiaries of Critical Metals Corp.
11.1*	Form of Insider Trading Policy of Critical Metals Corp.
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum LLP, independent registered accounting firm of Critical Metals Corp.
15.2*	Consent of CSA Global South Africa (Pty) Limited.
15.3	Technical Summary Report, The Wolfsberg Project, effective at December 5, 2022, prepared by CSA Global (incorporated by reference to Exhibit 96.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on May 5, 2023).
97.1*	Policy For The Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Critical Metals Corp.

Date: October 30, 2024	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

CRITICAL METALS CORP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Critical Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial positions of Critical Metals Corp. (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2023.

Houston, Texas

October 29, 2024

PCAOB ID#688

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
Continuing operations
Other income		117,660	111,218
Foreign exchange		41,715	(2,199)
Consultants and professional services expenses	4	(1,383,645)	(310,737)
Travel and entertainment		(47,701)	(22,395)
Directors’ fees	4	(136,901)	-
Share based payments to directors and management	24	(608,156)	-
Compliance and regulatory fees		(426,325)	-
Administration expenses		(14,933)	(35,653)
Promotion, IR and PR expenses		(191,403)	(63,881)
Insurance		(773,820)	-
Finance costs	4	(36,675,866)	(14,871)
Depreciation expense	10	(6,642)	(6,757)
Depreciation expense – leased assets	14	(19,359)	-
Share of net losses of associate	13	(2,263)	-
Merger expenses	4	(9,373,737)	(5,104,937)
Listing expenses	4	(77,266,809)	-
Exploration expenditure expensed		(159,685)	-
Loss on fair value of warrants	20	(20,559,781)	-
Other expenses		(1,602)	-
Loss before income tax		(147,489,253)	(5,450,213)
Income tax expense	5	-	-
Loss after tax		(147,489,253)	(5,450,213)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(820,434)	1,358,781
Other comprehensive (loss)/profit for the period, net of income tax		(820,434)	1,358,781

Total comprehensive (loss)/profit for the year		(148,309,687)	(4,091,432)

Loss per share for the year
Basic loss per share	25	(557)	(53,551)
Diluted loss per share	25	(557)	(53,551)

The above Consolidated Statements of Comprehensive Income is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
ASSETS
Current Assets
Cash and cash equivalents	6	1,259,242	137,451
Other receivables	7	837,930	97,182
Prepaid expenses	8	1,645,180	-
Total Current Assets		3,742,352	234,633

Non-Current Assets
Restricted cash and other deposits	9	15,020,679	21,170
Property and plant and equipment, net	10	853	7,555
Deferred exploration and evaluation expenditure	11	35,213,542	34,724,374
Investment in joint venture	12	5,000,000	-
Investment in associate	13	343,239	-
Right of use asset	14	30,871	-
Total Non-Current Assets		55,609,184	34,753,099

TOTAL ASSETS		59,351,536	34,987,732

LIABILITIES
Current Liabilities
Trade and other payables	15	13,226,525	3,267,148
Provisions	16	24,200	7,458
Lease liability	17	9,842	-
Funding from related party	18	4,268,857	34,603
Warrants liability	20	45,907,114	-
Total Current Liabilities		63,436,538	3,309,209

Non-Current Liabilities
Offtake prepayment	19	15,000,000	-
Lease liability	17	23,796	-
Total Non-Current Liabilities		15,023,796	-

TOTAL LIABILITIES		78,460,334	3,309,208

NET ASSETS		(19,108,798)	31,678,523

EQUITY
Share capital	21	51,508,320	39,414
Unissued Capital	22	45,734,183	44,470,123
Reserves	23	40,377,181	(3,591,785)
Accumulated deficit		(156,728,482)	(9,239,229)

TOTAL EQUITY		(19,108,798)	31,678,523

The above Consolidated Statements of Financial Position is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

					Reserves
	Note	Share Capital $	Share Premium $	Unissued Capital $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2022		39,414	-	39,079,626	-	(4,950,566)	-	(3,789,016)	30,379,458
Loss for the year		-	-	-	-	-	-	(5,450,213)	(5,450,213)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	1,358,781	-	-	1,358,781
Total comprehensive (loss) for the year		-	-	-	-	1,358,781	-	(5,450,213)	(4,091,432)

Capital contributions	21	-	-	5,390,497	-	-	-	-	5,390,497
At 30 June 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523

					Reserves
	Note	Share Capital $	Share Premium $	Unissued Capital $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523
Loss for the year		-	-	-	-	-	-	(147,489,253)	(147,489,253)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(820,434)	-	-	(820,434)
Total comprehensive (loss) for the year		-	-	-	-	(820,434)	-	(147,489,253)	(148,309,687)

Issue of shares upon completion of business combination	21	74,369	23,044,152	-	43,998,710	-	-	-	67,117,231
Issue of shares associated with Empery Asset Management LP	21	4,149	-	-	-	-	-	-	4,149
Issue of shares upon conversion of warrants	21	2,476	27,998,258	-	-	-	-	-	28,000,734
Issue of shares to Directors and management in lieu of fees	24	-	-	-	-	-	182,534	-	182,534
Issue of RSUs to Directors and management	25	-	-	-	-	-	608,156	-	608,156
Transfer of investment in associate	13	-	345,502	-	-	-	-	-	345,502
Capital contributions	23	-	-	1,264,060	-	-	-	-	1,264,060
At 30 June 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,219)	790,690	(156,728,482)	(19,108,798)

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
Cash flows from operating activities
Payments to suppliers and employees		(2,596,997)	(2,467,764)
Proceeds from related party borrowings		-	34,603
Finance costs		-	(7,776)
Grants received		75,322	111,218
VAT refund received/(paid)		7,027	(49,070)
Taxes paid		(658,472)	-
Merger expenses paid		(11,949,234)	-
Net cash (used in) operating activities	27	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payments for exploration and evaluation		(1,068,572)	(2,993,578)
Investment in joint venture	12	(5,000,000)	-
Cash at acquisition of Sizzle merger	29	9,835,289
Net cash provided by (used in) investing activities		3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	21	1,060,938	-
Cash from the exercise of warrants for shares	21	6,170,683	-
Transfer of cash from unrestricted to restricted	19	(15,000,000)	-
Cash received in respect of offtake prepayment	19	15,000,000	-
Funding from related party	18	4,234,254	-
Proceeds from capital contributions	22	1,127,417	5,368,057
Repayment of lease liability		(24,483)	-
Net cash provided by financing activities		12,568,809	5,368,057

Net increase/(decrease) in cash and cash equivalents		1,213,172	(4,310)
Cash and cash equivalents at beginning of year		137,451	136,097
Effects on exchange rate fluctuations on cash held		(91,381)	5,664
Cash and cash equivalents at end of year	6	1,259,242	137,451

The above Consolidated Statements of Cash Flows is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (CRML or the Company), and its wholly owned entities as disclosed in Note 31 (the Group) for the years ended 30 June 2024 and 30 June 2023 was authorised for issue in accordance with a resolution of the directors on 29 October 2024.

On 26 October 2022, European Lithium Ltd (EUR) announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

The nature of the operations and principal activities of the Company during the period was lithium exploration in Austria. The Group is focused on the development of the wholly-owned Wolfsberg Lithium Project (the Wolfsberg Project) located in Carinthia, Austria. The Group has legal right and tenure over the Wolfsberg Project through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2024 and 20 mining licenses which are valid until 31 December 2025. In addition, the Group holds a 20% interest EV Resources GmbH, an unlisted entity which holds the Weinebene and Eastern Alps Lithium Projects as well as a 5.5% interest in Tanbreez Mining Greenland A/S an unlisted entity which holds an exploitation permit for rare earths in Greenland.

The Company is a public company limited by shares incorporated and domiciled in the British Virgin Islands whose shares are publicly traded on the NASDAQ. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going Concern

The financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended 30 June 2024 the Group incurred a loss after income tax of $147,489,253 (30 June 2023: $5,450,213), net cash outflows from operating activities of $15,122,354 (30 June 2023: $2,378,789), a working capital deficit (excluding liabilities that will be settled in CRML shares) of $13,787,072 (30 June 2023: $3,074,575) and at that date had cash on hand of $1,259,242 (30 June 2023: $137,451).

As at 23 October 2024 the Group had cash on hand of $0.4m and had current liabilities of $11.8m, $5.6m of which were overdue. The Group has no means of generating revenue and has no available borrowing facilities. Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

Management are in active negotiations with potential investors to secure adequate capital and funding, but as of the date of this report formal arrangements with investors have not been finalised.

The Group’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from the exercise of warrants, CRML ability to drawdown on the financing facility previously entered into with GEM Global Yield LLC SCS, continued support from related party creditors, continued support from non-related parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

Should the Group be unable to raise further capital, there is a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, the Group may be required to realise assets at different amounts to those recorded in the Statement of Financial Position and discharge its liabilities in the normal course of business.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The Directors believe that it is reasonably foreseeable that the Group will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

◾	The Group requires additional capital for its next phase. The Company continues to seek funding options; and

◾	Deferral of expenditure.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Group not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the years ended 30 June 2024 and 30 June 2023, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 July 2023. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2023 with no material impact on the amounts presented and the disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

Title	Summary	Application date of standard	Application date for the Group
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.	This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 July 2023

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

d)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 31 to the financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

e)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of unlisted equity-settled transaction is determined using a Black-Scholes option pricing or Monte Carlos Simulation model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed equity-settled share options granted was based on the fair value of financial instruments traded in active markets based on the quoted market prices at the grant date.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro and US Dollar has been determined as the functional currency of various entities within the Group, because the Euro and US Dollar is the currency that mainly influences labour, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

Effects of changes in foreign exchange rates on the consolidation of the financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure.

Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.

Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax laws in the relevant jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group recognises deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at 30 June 2024 and 30 June 2023 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Warrants

The Company measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlos Simulation (MCS) option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date.

f)	Borrowing costs

Borrowing costs are recognised as an expense when amortised, except for borrowing cost relating to qualifying assets when the interest is capitalised to the qualifying assets.

g)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash in the Statement of Financial Position refers to cash that is held for a specific reason and not available for immediate business use.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

h)	Other receivables

Other receivables measured at amortised cost have maturity of 12 months or less. The Group measures the loss allowance for Other Receivables at an amount equal to lifetime expected credit losses.

The Group considers an event of default has occurred when a financial asset is more than 120 days past due or external sources indicate that the debtor is unlikely to pay its creditors, including the Group. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as a default or past due event has occurred. The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

i)	Investments and Fair Value Measurement

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price, the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments.

j)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group discontinues the use of the equity method upon the loss of significant influence over the associate and recognises any retained investment at its fair value. Any difference between the associate’s carrying amount, fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

k)	Property, Plant and Equipment

Plant and equipment is reported at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Plant and equipment	3 years
Vehicle	5 years

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

l)	Financial instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Transaction costs on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

m)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

During the years ended 30 June 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

n)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

◾	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

◾	When the taxable temporary difference arises from the initial recognition of goodwill; or

◾	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

◾	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

◾	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

o)	Value added tax (VAT)

Revenues, expenses and assets are recognised net of the amount of VAT except:

◾	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

◾	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

p)	Leases

Right of use asset

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease Liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has elected not to recognise right of use assets and lease liabilities for short term leases and low value assets. For these leases, the Group recognised the lease payments as an expense on a straight line basis over the lease term.

Short-term leases and leases of low-value assets.

The Group applies the short-term lease recognition exemption for those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of plant and equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

q)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). Items included in the financial statements of Critical Metals Corp and Sizzle Acquisition Corp are measured in US dollars. The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

◾	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

◾	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

◾	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

r)	Trade and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

s)	Exploration and evaluation expenditures

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

◾	the rights to tenure of the area of interest are current; and

◾	at least one of the following conditions is also met:

o	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

o	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

During the years ended 30 June 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

t)	Joint venture

A joint venture is an arrangement that the Group controls jointly with one or more other investors, and over which the Group has rights to a share of the arrangement’s net assets rather than direct rights to underlying assets and obligations for underlying liabilities.

The joint venture is accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture.

Any goodwill or fair value adjustment attributable to the Group’s share in the joint venture is not recognized separately and is included in the amount recognized as investment.

The carrying amount of the investment in joint venture is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Group.

Unrealised gains and losses on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in those entities. Where unrealised losses are eliminated, the underlying asset is also tested for impairment.

u)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

v)	Warrants

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Company will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statement of comprehensive income.

w)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

a)	Segment assets

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	30 June 2024 $	30 June 2023 $
Geographical information
United States	-	-
Austria	50,609,184	34,753,099
	50,609,184	34,753,099

4.	EXPENSES FROM CONTINUING OPERATIONS

	30 June 2024 $	30 June 2023 $
Consultants and professional services
Taxation advisors	(2,811)	(21,242)
Strategy advisors	(17,551)	-
Company secretarial advisors	-	(4,075)
Legal fees	(1,271,313)	(282,020)
Accounting fees	(59,059)	-
General	(32,910)	(3,400)
	(1,383,645)	(310,737)

	30 June 2024 $	30 June 2023 $
Directors’ fees
Directors’ fees	(136,901)	-
	(136,901)	-

	30 June 2024 $	30 June 2023 $
Finance expenses
Issue of 1,000,000 warrants to Empery (note 20)	(7,212,000)	-
Issue of 1,814,797 warrants to GEM (note 20)	(27,200,000)	-
GEM payable (note 15)	(1,145,000)	-
GEM payable – Interest (note 15)	(999,620)	-
Interest expense – leased assets	(7,891)	-
Bank fees	(60,827)	(7,776)
Other expenses	(50,528)	(7,095)
	(36,675,866)	(14,871)

	30 June 2024 $	30 June 2023 $
Merger Expenses
Merger expenses	(9,373,737)	(5,104,937)
	(9,373,737)	(5,104,937)

	30 June 2024 $	30 June 2023 $
Listing Expenses
IFRS 2 listing expenses (note 29)	(67,797,276)	-
Issue of 122,549 shares to GEM to settle financing costs (note 15)	(1,875,000)	-
Issue of 350,000 warrants to Polar (note 20)	(1,259,650)	-
Loss on extinguishment of liabilities (note 22)	(6,334,883)	-
	(77,266,809)	-

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

5.	INCOME TAX

	30 June 2024 $	30 June 2023 $
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Company’s effective income tax rate for the year is as follows:

	30 June 2024 $	30 June 2023 $
Loss from ordinary activities before income tax expense	(147,489,253)	(5,450,213)
Domestic tax rate for the Company	(36,872,314)	(1,231,682)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-temporary tax adjustments	-	1,137,734
Non-deductible fair value adjustments on restructure	32,756,017	-
Current year deferred tax assets (non-tax losses) not recognised	4,095,259	93,949
Tax rate differential	21,038	-
	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	30 June 2024 $	30 June 2023 $
Unrecognised temporary differences
Deferred tax assets at the respective rates of 0%, 21% and 23.0% (2023: 23.0%) as described below
Start-up organisational expenses	14,548,197	-
Exploration costs deducted for tax purposes	7,257,748	6,326,621
Carry forward tax losses	16,175,180	-
	37,981,125	6,326,621

Deferred tax liabilities at the respective rates of 0%, 21% and 23.0% (2023: 23.0%) as described below
Prepayments	-	-
Net unrecognised deferred tax asset/(liability)	8,768,199	1,455,123

Potential future income tax benefits arising from tax losses have not been brought to account at 30 June 2024 and 2023 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

◾	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

◾	the Company continues to comply with the conditions for deductibility imposed by law; and

◾	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Company is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

◾	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (2023: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2024 a tax rate of 23% was used and for the net unrecognised deferred tax asset as of 30 June 2023 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

◾	United States - The profits are taxed at the rate of 21% at the US Federal taxation level, without being subject to state taxation in the United States.

◾	United Kingdom – Profits are taxed at the rate of 25%.

◾	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

6.	CASH AND CASH EQUIVALENTS

	30 June 2024 $	30 June 2023 $
Cash at bank and in hand	1,259,242	137,451
	1,259,242	137,451

Cash at bank earns interest at floating rates based on daily bank deposit rates.

7.	OTHER RECEIVABLES

	30 June 2024 $	30 June 2023 $
Security deposit	4,242	4,310
GST / VAT receivable	82,812	89,839
Interest receivable on restricted cash	41,625	-
Funds receivable in respect to the exercise of warrants (note 22)	709,251	-
Other receivables	-	3,033
	837,930	97,182

These amounts arise from the usual operating activities of the Company and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

8.	PREPAID EXPENSES

	30 June 2024 $	30 June 2023 $
Prepaid directors and officers’ insurance	1,609,260	-
Other prepaid expenses	35,920	-
	1,645,180	-

9.	RESTRICTED CASH AND OTHER DEPOSITS

	30 June 2024 $	30 June 2023 $
Funds held on deposit against offtake prepayment (i)	15,000,000	-
Term deposits (ii)	20,679	21,170
	15,020,679	21,170

(i)	On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The funds are held in a deposit account secured against a bank guarantee (note 19) and are to be offset against LiOH delivered to BMW.

(ii)	Restricted cash relates to the bank guarantees provided by ECM Lithium to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

10.	PROPERTY AND PLANT AND EQUIPMENT

	30 June 2024 $	30 June 2023 $
Office equipment – Cost	30,924	56,603
Office equipment - Accumulated depreciation	(30,071)	(49,048)
Office equipment – Net of accumulated depreciation	853	7,555

Carrying value at beginning of period	7,555	13,996
Additions	-	-
Depreciation charge for the period	(6,642)	(6,757)
Foreign exchange	(60)	316
Carrying value at end of period	853	7,555

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

11.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation phases:	30 June 2024 $	30 June 2023 $
Balance at beginning of period	34,724,374	30,468,697
Expenditure incurred	1,039,863	2,874,455
Foreign exchange movement	(550,695)	1,381,222
Balance at end of period	35,213,542	34,724,374

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

12.	INVESTMENT IN JOINT VENTURE

	30 June 2024 $	30 June 2023 $
Shares in Tanbreez Mining Greenland A/S	5,000,000	-
Financial assets at fair value through profit or loss at end of period	5,000,000	-

Balance at beginning of period	-	-
Purchase of unlisted investments (i)	5,000,000	-
Financial assets at fair value through profit or loss at end of period	5,000,000	-

(i)	On 5 June 2024 CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

1.	Initial Investment of US$5,000,000 to acquire a 5.55% equity interest in Tanbreez

2.	Stage 1 interest – Issue of US$90,000,000 of shares in CRML subject to holding lock until 28 February 2025 to acquire a 36.45% equity interest in Tanbreez

3.	Stage 2 interest – Issue of US$116,000,000 of shares in CRML equal to 95% of the closing price of CRML shares on the date upon which CRML meets a minimum of US$10 million on the permit within 2 years to acquire a 50.50% equity interest in Tanbreez

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. Subsequent to the year end on 2 July 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, upon the completion of Stage 1 Interest, Gregory Barnes will be appointed Strategic advisor to the board of CRML.

As at 30 June 2024, the Group held an interest of 5.55%. Subsequent to the year end, Critical Metals Corp completed stage 1 acquisition with the issue of 8,395,523 shares in CRML. As at the date of this report, the Group holds a 42.0% interest in Tanbreez.

13.	INVESTMENT IN ASSOCIATE

	30 June 2024 $	30 June 2023 $
Investments in associates	343,239	-

a)	Investment details

	30 June 2024%	30 June 2023%
Percentage held at reporting date – EV Resources (i)	20%	-

(i)	On 29 February 2024 upon completion of the Transaction, European Lithium Ltd transferred to the Group a 20% interest in EV Resources GmbH (previously Jadar Lithium GmbH), the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Wolfsberg Project. The initial investment was valued at $345,502 upon completion of the Transaction based on the carrying value of the investments in the accounts of European Lithium Ltd at the date of the transfer.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

b)	Movement in the carrying amount of the investment in associates

	30 June 2024 $	30 June 2023 $
Balance at beginning of period	-	-
Initial investment	345,502	-
Share of net losses recognised during the year	(2,263)	-
Balance at end of period	343,239	-

c)	Summarised financial information based on unaudited accounts

EV Resources GmbH

	30 June 2024 $	30 June 2023 $
Current assets	3,415	-
Non-current assets	300,384	-
Current liabilities	(431,372)	-
Non-current liabilities	-	-
Equity	(127,573)	-

EV Resources GmbH has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2024.

	30 June 2024 $	30 June 2023 $
Revenue and other income	-	-
Depreciation	-	-
Loss before tax	(11,315)	-
Income tax expense	-	-
Loss for the year	(11,315)	-
Total comprehensive (loss) for the year	-	-
Group’s share of (loss) for the year	(2,263)	-

d)	Impairment assessment

The carrying amount of the investments in associates were assessed for impairment at 30 June 2024. As at 30 June 2024, management are of the view that no indication of impairment at the reporting date.

14.	RIGHT OF USE ASSET

	30 June 2024 $	30 June 2023 $
Cost	50,063	-
Accumulated amortisation	(19,192)	-
	30,871	-

Balance at beginning of year	-	-
Additions	50,063	-
Amortisation	(19,359)	-
Foreign exchange	167	-
Balance at end of the year	30,871	-

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

15.	TRADE AND OTHER PAYABLES

	30 June 2024 $	30 June 2023 $
Trade payables	6,405,161	3,244,725
GEM commitment Fee Put Amount payable (i)	4,019,620
Other payables	649,269	273
Accruals	521,585	22,149
Excise tax payable	1,630,890	-
	13,226,525	3,267,148

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM Agreement), pursuant to which the Company is entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in the Company, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. The GEM Agreement allows CRML to access funds for general corporate purpose and working capital needs. In addition, at the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction (refer note 20). Further, in connection with the closing of the Transaction, the Company also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, the Company agreed to issue ordinary shares in the Company to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to the Company for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000 (note 20). On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction. As at 30 June 2024 the amount payable to GEM Global and GYBL by CRML comprises the Commitment Fee Put Amount of US$3,020,000 plus accrued interest of US$999,620.

16.	PROVISIONS

	30 June 2024 $	30 June 2023 $
Employee entitlements	7,230	7,458
Interest and penalties on taxes	16,970	-
	24,200	7,458

17.	LEASE LIABILITY

	30 June 2024 $	30 June 2023 $
Lease liability – Current	9,842	-
Lease liability – Non-Current	23,796	-
	33,638	-

ECM Lithium has entered into an agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cashflows $	Carrying amount of lease liabilities $
Lease liability
	2024	16,072	16,072	32,144	-	64,288	33,638
	2023	-	-	-	-	-	-

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

18.	FUNDING FROM RELATED PARTY

	30 June 2024 $	30 June 2023 $
Working capital advance from parent – European Lithium Ltd	4,268,857	34,603
	4,268,857	34,603

Balance at beginning of period	34,603	-
Working capital advance from parent	4,234,254	34,603
Balance at end of period	4,268,857	34,603

On 26 October 2022, EUR announced that it has entered into a business combination agreement with Sizzle pursuant to which EUR will effectively sell down its shareholding in EUR Austria which holds the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024. In accordance with the Transaction, EUR will be reimbursed for certain expenses incurred in respect to the Transaction.

In addition, EUR has provided funding to CRML to cover certain operational expenses since closing of the Transaction. The funds advanced are repayable on demand.

19.	OFFTAKE PREPAYMENT

	30 June 2024 $	30 June 2023 $
Bank guarantee issued against offtake prepayment (note 9)	15,000,000	-
	15,000,000	-

20.	WARRANTS LIABILITY

	30 June 2024 $	30 June 2023 $
Unlisted warrants ($10.00 expiring 27/05/2025)	9,196,701	-
Listed warrants ($11.50 exp. 27/2/2029)	2,340,413	-
Unlisted warrants ($10.71 exp. 27/02/2027)	27,200,000	-
Unlisted warrants ($11.45 exp. 18/6/2029)	7,170,000	-
	45,907,114	-

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	-	-
Issue of unlisted warrants – (a)	1,259,650	-
Issue of unlisted warrants – (a)	9,876,533	-
Issue of unlisted warrants – (b)	27,200,000	-
Issue of unlisted warrants – (c)	7,212,000	-
Issue of listed warrants (note 29) – Replacement warrants	919,150
Exercise of warrants (note 22)	(21,120,000)	-
Gain/(loss) on fair value of warrants	20,559,781
Balance at end of year	45,907,114	-

a)	Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

On 27 February 2024, a total of 350,000 warrants were issued to Polar Multi-Strategy Master Fund (Polar) to settle historic obligations of Sizzle. The unlisted warrants are exercisable at $10.00 each (subject to adjustments) on or before 27 May 2025.

The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The fair value of the warrants granted to Polar is estimated as at the date of issue (27 February 2024) using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants granted is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	5.134%
Expected life of warrants	0.91 years
Exercise price	$10.00
Share price at 30 June 2024	$11.27

The following warrants were issued during the year ended 30 June 2024 to corporate advisors upon closure of the Transaction:

Corporate Advisor	Number of warrants	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Polar	350,000	27 February 2024	27 May 2025	$10.00	$3.599	$3.843

b)	Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

On 27 February 2024, a total of 1,000,0000 warrants were issued to three Funds affiliated with Empery Asset Management LP (Empery) as part of the PIPE funding. The unlisted warrants are exercisable at $10.00 each (subject to adjustments) on or before 27 May 2025.

The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price. Under the terms of the agreement, on exercise of the PIPE Investor Warrants the holder obtains 1 CMC share and 3 Additional Shares in CRML.

The fair value of the warrants granted to Polar is estimated as at the date of issue (27 February 2024) using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number of warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants granted is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Assumptions
Number of warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	5.134%
Expected life of warrants	0.91 years
Exercise price	$10.00
Share price at 30 June 2024	$11.27

The following warrants were issued during the year ended 30 June 2024 to corporate advisors upon closure of the Transaction:

Corporate Advisor	Number of warrants	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Empery	1,000,000	27 February 2024	27 May 2025	$10.00	$3.599	$3.843

c)	Warrants issued on 27 February 2024 with exercise price of $10.71 (subject to adjustments)

On 27 February 2024, a total of 1,814,797 warrants were issued to Gem Global Yield LLC SCS (GEM) for a credit facility to be made available to the Company. The unlisted warrants are exercisable at $10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants granted is estimated as at the date of grant (27 February 2024) using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.5%
Expected life of warrants	3.00 years
Exercise price	$10.71
Issue date share price	$10.20

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants issued is estimated as at 30 June 2024 using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.585%
Expected life of warrants	2.66 years
Exercise price	$10.71
Share price at 30 June 2024	$11.27

The following warrants were issued during the year ended 30 June 2024 to corporate advisors:

Corporate Advisor	Number of Warrants	Grant date	Expiry Date	Exercise Price	Fair value at grant date	Fair value at 30 June 2024
GEM	1,814,797	27 February 2024	27 February 2027	$10.71	$5.623	$6.069

From 1 March 2025 the GEM Investor has the right require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000. Accordingly, the GEM Warrants are valued at the higher amount of the fair value of the warrant and US$27,200,000.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

d)	Empery PIPE Investor Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

On 27 February 2024, a total of 1,000,0000 warrants were issued to three Funds affiliated with Empery Asset Management LP (Empery) as part of the PIPE funding for consideration of US$9,880,682. The unlisted warrants are exercisable at US$10.00 each (subject to adjustments) on or before 27 May 2025. The Empery Warrants provide the PIPE Investor with 3 Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of the PIPE Investors’ Warrants.

The PIPE Investor Warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue (27 February 2024) using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number of warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

As the fair value determined using the Black Scholes Model of the Warrants issued to PIPE Investors was in excess of the US$9,880,682 cash received, the difference in fair value of the derivative liability and consideration received (the Calibration Allowance) is deferred and amortised over the 15 months that the warrant was exercisable or fully recognised as an expense when the warrant was exercised.

On 18 June 2024 Empery Asset Management LP (Empery) exercised 600,000 of the PIPE Warrants to acquire 2.4 million CMRL shares for US$6 million. This related to 600,000 CMRL shares at US$10 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

As at 30 June 2024 the assumptions used in determining the fair value were as follows:

Assumptions
Number of warrants issued	400,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	5.134%
Expected life of warrants	0.91 years
Exercise price	$10.00
Share price at 30 June 2024	$11.27

e)	Additional warrants issued to Empery Asset Management LP

On 17 June 2024, a total of 1,000,000 warrants were issued to Empery Asset Management LP (Empery) induce early conversion of the February 2024 warrants. The unlisted warrants are exercisable at $11.45 each (subject to adjustments) on or before 18 June 2029. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.3%
Expected life of warrants	5.00 years
Exercise price	$11.45
Issue date share price	$11.30

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The fair value of the warrants issued is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.333%
Expected life of warrants	4.97 years
Exercise price	$11.45
Share price at 30 June 2024	$11.27

The following warrants were issued during the year ended 30 June 2024 to corporate advisors:

Corporate Advisor	Number of Warrants issued	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Empery	1,000,000	18 June 2024	18 June 2029	$10.71	$7.212	$7.17

a)	Listed warrants

At closing of the Transaction, a total of 7,750,000 listed warrants with a carrying value of $919,150 (note 29) were issued to Sizzle warrant holders to replace the existing Sizzle public warrants on issue. The listed warrants are exercisable at $11.50 each on or before 27 February 2029 and trade under the ticker CRMLW. The public warrants are valued at the closing warrant trading price at reporting date.

21.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	30 June 2024 No of shares	30 June 2024 $
Opening balance	100	39,414
Cancellation of shares upon completion of business combination	(100)	-
Issue of shares upon completion of business combination Transaction (i)	78,517,582	78,518
Issue of shares upon conversion of warrants (ii)	2,476,516	2,477
Share premium reserve	-	51,387,912
Total share capital	80,994,098	51,508,320

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	30 June 2023 No of shares	30 June 2023 $
Opening balance	100	39,414
Total share capital	100	39,414

(i)	During the year ended 30 June 2024, the following shares were issued on the completion of the business combination:

●	91,999 shares to existing Sizzle public stockholders

●	3,368,750 shares to Sizzle initial stockholders, which included Sizzle directors and officers

●	1,322,850 shares to Cantor (1,247,250 shares, consisting of the 1,200,000 shares as compensation to Cantor in connection with the deferred underwriting fee and 47,250 representative shares which Cantor purchased in a private placement in connection with the Sizzle IPO) and EBC (consisting of the 75,600 EBC Shares).

●	4,149,000 shares to the PIPE Investors pursuant to the Subscription Agreements

●	1,796,600 shares to vendors and services providers pursuant to fee modification agreements entered into (775,000 to suppliers for services provided and 1,021,600 in respect to the repayment of loans)

●	67,788,383 to European Lithium Ltd pursuant to the Merger agreements.

The fair value of these shares on issue date was $10.20 per share which resulted in a loss in the extinguishment of liabilities of $6,334,883   (note 4) as follows:

●	1,200,000 shares issued to Cantor in connection with the deferred underwriting fee of $8,150,000 resulting in a gain on extinguishment of liabilities of $4,090,000

●	291,600 shares issued in respect to the repayment of loans of $729,437 resulting in a gain on extinguishment of liabilities of $2,244,883

(ii)	During the year ended 30 June 2024, the following shares were issued upon the exercise of warrants:

●	On 15 April 2024, the Company issued 5,360 shares ($11.50 each expiring 27 February 2029)

●	On 6 May 2024, the Company issued 6,465 shares ($11.50 each expiring 27 February 2029)

●	On 3 June 2024, the Company issued 3,015 shares ($11.50 each expiring 27 February 2029)

●	On 10 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

●	On 17 June 2024, the Company issued 600 shares ($10.00 each expiring 27 May 2025)

●	On 24 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

●	On 21 June 2024, the Company issued 2,000 shares ($11.50 each expiring 27 February 2029)

●	On 25 June 2024, the Company issued 5,000 shares ($11.50 each expiring 27 February 2029)

●	On 27 June 2024, the Company issued 25,000 shares ($11.50 each expiring 27 February 2029)

●	On 28 June 2024, the Company issued 29,674 shares ($11.50 each expiring 27 February 2029)

As at 30 June 2024, funds in respect to the exercise of warrants on the 21 June 2024, 25 June 2024, 27 June 2024 and 28 June 2024 totalling $709,251 had not been received and were accounted for as a receivable (note 7).

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 30 June 2024, all shares on issue in the Company are fully paid.

22.	UNISSUED CAPITAL

	30 June 2024 $	30 June 2023 $
Unissued capital reserve	45,734,183	44,470,123
	45,734,183	44,470,123

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	44,470,123	39,079,626
Capital contribution funding received	1,127,417	5,368,056
Foreign exchange movement	136,643	22,441
Balance at end of year	45,734,183	44,470,123

During the financial year ended 30 June 2023 the Company received capital contributions from European Lithium Limited (ASX: EUR), being the previous parent entity of the Company of $5,390,497. During the period 1 July 2023 until 29 February 2024 upon closing of the Transaction, the Company received capital contribution from EUR of $1,264,060. The issue of shares in the Company pursuant to funding received remained outstanding at the balance sheet date.

23.	RESERVES

	30 June 2024 $	30 June 2023 $
Foreign currency translation reserve	(4,412,219)	(3,591,785)
NASDAQ listing reserve	43,998,710	-
Share-based payment reserve	790,690	-
	40,377,181	(3,591,785)

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	(3,591,785)	(4,950,566)
Foreign currency exchange differences arising on translation of foreign operations	(820,434)	1,358,781
Balance at end of year	(4,412,219)	(3,591,785)

Share-based Payment Reserve

The share-based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	-	-
Issue of RSUs to Directors and management (note 24)	608,156	-
Issue of shares to Directors and management in lieu of fees (i)	182,534	-
Balance at end of year	790,690	-

On 7 June 2024, the Company issued 50,765 shares to directors and management of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024. The shares have been valued based on the trading price on the date of issue and vest in full on 28 February 2025, provided the recipient has not experienced a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date. An amount of $182,534 has been booked in the accounts at 30 June 2024.

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	-	-
NASDAQ listing costs (note 30)	43,998,710	-
Balance at end of year	43,998,710	-

24.	SHARE-BASED PAYMENT TO DIRECTORS AND MANAGEMENT

Total costs arising from share-based payment transactions recognised as an expense during the year were as follows:

	30 June 2024 $	30 June 2023 $
Issue of RSUs to Directors and management (i)	608,156	-
	608,156	-

(i)	RSUs to Directors and Management

On 7 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. The RSU’s are subject to the following vesting conditions:

●	Tranche A (545,000 RSU’s) – RSU’s for persons located outside of Australia and shall vest in full on 7 June 2025, subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date.

●	Tranche B (340,000 RSU’s) – RSU’s for participants located outside of Australia and shall vest in equal instalments on each of the first three anniversaries of the vesting commencement date (being 7 June 2025, 7 June 2026 and 7 June 2027), subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date

●	Tranche C (70,000 RSU’s) – RSU’s for participants located in Australia and shall vest in equal instalments on each of the first three anniversaries of 1 July 2023, subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. The total valuation of the RSU’s is $9,825,100 with an amount of $608,156 booked in the accounts at 30 June 2024.

	Number of RSU’s	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Directors and Managers	545,000	7 June 2024	7 June 2025	$10.28	Tranche B
Directors and Managers	340,000	7 June 2024	7 June 2027	$10.28	Tranche C
Directors and Managers	70,000	1 July 2023	1 July 2027	$10.39	Tranche D

25.	LOSS PER SHARE

	30 June 2024 $	30 June 2023 $
Loss used in the calculation of basic and dilutive loss per share	(147,489,253)	(5,450,213)

	2024 $ per share	2023 $ per share
Loss per share:
Basic loss per share	(557)	(53,551)
Diluted loss per share	(557)	(53,551)

	2024 Number	2023 Number
Weighted average number of shares	26,481,860	100

Given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

26.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has no minimum expenditure requirements in relation to its exploration and mining licences at its Wolfsberg Project other than minimal annual licence and mine safety fees.

b)	Contingencies

On 12 February 2024, the Company entered into a letter agreement with Jett Capital in respect to their fees in connection with the Transaction. Jett Capital are entitled to a fee of $3,331,718 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $3,331,718 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $6,663,435 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital. Should the PIPE financing proceeds be raised by Jett Capital not as co-placement agent, then Jett Capital is entitled to a cash fee of 5% of the PIPE financing proceeds along with private placement warrants equal to 5% of the total offering size.

On 27 February 2024, the Company entered into a letter agreement with CCM in respect to their fees in connection with the Transaction. CCM are entitled to a fee of $1,250,000 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $1,250,000 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $1,250,000 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital.

On 5 June 2024, the Company entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA) (note 12). As at 30 June 2024, the Group held an interest of 5.55%. Subsequent to the year end, Critical Metals Corp completed stage 1 acquisition with the issue of 8,395,523 shares in CRML and as at the date of this report, the Group holds a 42.0% interest in Tanbreez. The stage 2 interest to acquire the 50.50% equity interest in Tanbreez is subject to CRML expending a minimum of US$10 million on the permit with 2 years from execution of the HOA.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project (note 9).

There has been no other change in contingent liabilities since the last annual reporting date.

27.	CASH FLOW INFORMATION

	30 June 2024 $	30 June 2023 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(147,489,253)	(5,450,213)
Non-cash flows included in operating loss:
Depreciation (note 10)	6,642	6,757
Amortisation (note 14)	19,359	-
Listing expenses (note 4)	77,266,809	-
Merger expenses	962,500	-
Gain/loss on fair value of warrants (note 20)	20,559,781	-
Finance expenses	35,557,000	-
Share based payment expense (note 25)	608,156	-
Issue of shares to directors and management in lieu of fees (note 24)	182,534	-
Share of net losses of associate (note 13)	2,263	-
Foreign exchange	91,381	(5,664)
Changes in assets and liabilities:
(Increase) / Decrease in trade and other receivables	(2,385,927)	(50,404)
(Increase) in trade and other payables	9,953,481	3,081,707
(Increase) in provisions	16,742	-
Increase in related party payable	-	34,603
Fair value of identifiable net assets of Sizzle at 29 February 2024 (note 29)	(10,473,822)	-
Increase in other receivables	-	(3,033)
Decrease in provisions	-	7,458
Net cash (used in) operating activities	(15,122,354)	(2,378,789)

28.	RELATED PARTY DISCLOSURES

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 32 to the financial statements. Note 32 provides information about the group’s structure including the details of the subsidiaries and the holding company.

During the financial year ended 30 June 2023 the Company received capital contributions from European Lithium Limited (ASX: EUR), being the previous parent entity of the Company of $5,390,497. During the period 1 July 2023 until 29 February 2024 upon closing of the Transaction, the Company received capital contribution from EUR of $1,264,060 (note 23). The issue of shares in the Company pursuant to funding received remained outstanding at the balance sheet date.

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at 30 June 2024, the amount owing was $4,268,857 (30 June 2023: $34,603).

29.	SIZZLE ACQUISITION

On 26 October 2022, EUR announced that it had entered into an acquisition agreement with Sizzle pursuant to which EUR will effectively sell down its shareholding in EUR Austria which holds the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the transaction as a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

The Company has accounted for the Transaction in accordance with the March 2013 IFRIC Agenda Decision. The Company’s listing expenses includes the value of shares provided to Sizzle founding shareholders net of the net assets acquired in Sizzle. The listing expense of $63,410,794 has been calculated by the Company comprising:

●	4,221,600 shares in CRML to Sizzle founding shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

●	91,999 shares in CRML to Sizzle existing shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

●	799,600 public shares in CRML acquired by Empery, which in accordance with AASB 2 have been valued using a share price of $11.03 per share being the price paid for the shares by Empery on the open market, and

●	At completion of the Transaction, Sizzle had a net liability position of $10,473,822 as set out below.

In accordance with IFRS 2, the Company has treated the difference between the net liability position and fair value of the shares and warrants of $67,797,276 as a listing   expense.

30 June 2024 $
Fair value of equity instruments to have been issued by CRML
Sizzle share consideration price	$10.20
Total number of Sizzle shares at closing
Sponsor shares	4,313,599
Sizzle Public shares	91,999
4,313,599

Total fair value of equity instruments issued to Sizzle shareholders	43,998,710

Fair value of identifiable net assets of Sizzle:
Cash and cash equivalent	9,835,289
Proceeds from trust account attributable to not redeemed shares held by Empery	(8,819,744)
Accrued offering costs and expenses	(11,979,192)
Excise tax payable	(1,630,890)
Deferred underwriters fee	(8,150,000)
Income tax payable	(675,442)
Promissory note – related party	(1,459,437)
Listed warrants	(919,150)
Fair value of identifiable net assets of Sizzle at 29 February 2024	(23,798,566)

IFRS 2 listing expense	67,797,276

30.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

c)	Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

Cash at bank is held with high credit quality financial institutions.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return. The entire balance of cash for the Group of $1,259,242 (30 June 2023: $137,451) is subject to interest rate risk.

The balance of cash held on deposit against the offtake prepayment of $15,020,679 (30 June 2023: $nil) is subject to interest rate risk. At 30 June 2024, if interest rates at that date had been 10 basis points higher with all other variables held constant, post-tax profit for the year would have been $1,068 (30 June 2024: $nil) higher, arising mainly as a result of higher interest revenue from its cash balances at bank. If interest rates had been 10 basis points lower, with all other variables held constant, post-tax profit would have been $1,068 (30 June 2024: $nil) lower.

e)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount of liabilities $
Financial Liabilities
Trade & other payables	2024	13,226,525	-	-	-	-	13,226,525	13,226,525
Funding from related party	2024	4,268,857	-	-	-	-	4,268,857	4,268,857
Trade & other payables	2023	3,267,148	-	-	-	-	3,267,148	3,267,148
Funding from related party	2023	34,603	-	-	-	-	34,603	34,603
Total	2024	17,495,382	-	-	-	-	17,495,382	17,495,382
	2023	3,301,751	-	-	-	-	3,301,751	3,301,751

f)	Net fair value

In accordance with the accounting policies disclosed in Note 2 of the financial statement, the Group measures and recognises the following assets and liabilities at fair value on a recurring basis after initial recognition:

●	Financial assets at fair value through the profit or loss and other comprehensive income

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorises fair value measurements into once of three possible levels based on the lowest level input that is significant to the measurement can be categorised into as follows:

●	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

●	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3 – Measurements based on unobservable inputs for the asset or liability.

Set out below is an overview of financial assets and liabilities recorded in the financial statements held by the Group as at 30 June 2024:

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Financial assets	-	-	5,000,000	5,000,000
Total assets recognised at fair value	-	-	5,000,000	5,000,000

Financial liabilities
Warrants liability	2,340,413	43,566,701	-	45,907,114
Total liabilities recognised at fair value	2,340,413	43,566,701	-	45,907,114

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Set out below is an overview of financial assets and liabilities recorded in the financial statements held by the Group as at 30 June 2023:

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Financial assets	-	-	-	-
Total assets recognised at fair value	-	-	-	-

Financial liabilities
Financial liabilities	-	-	-	-
Total liabilities recognised at fair value	-	-	-	-

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the US dollar.

At 30 June 2024, the Company had an Australian denominated funding arrangement with European Lithium Ltd (note 18). At 30 June 2024, if the Australian dollar had strengthened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $388,078 (30 June 2023: $3,146) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the Australian dollar had weakened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $474,317 (30 June 2023: $3,845) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation.

h)	Overview of financial instruments

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2024:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	837,930	-	-
Total current assets	837,930	-	-
Total assets	837,930	-	-

Financial liabilities
Trade and other payables	15,020,679	-	-
Total current liabilities	15,020,679	-	-
Total liabilities	15,020,679	-	-

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2023:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	94,149	-	-
Total current assets	94,149	-	-
Total assets	94,149	-	-

Financial liabilities
Trade and other payables	3,203,646	-	-
Total current liabilities	3,203,646	-	-
Total liabilities	3,203,646	-	-

31.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	30 June 2024%	30 June 2023%
Parent
Critical Metals Corp	British Virgin Islands
Subsidiaries
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
Sizzle Acquisition Corp	USA	100	-

32.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	2024 $	2023 $
Short-term employee benefits	296,978	104,574
	296,978	104,574

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

b)	Equity instrument disclosures relating to key management personnel

During the year ended 30 June 2024, a total of 955,000 RSU’s were issued to Key management personnel (subject to vesting conditions (refer note 25)).

During the year ended 30 June 2024, a total of 50,765 shares were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024 (refer note 24).

During the year ended 30 June 2023 no equity instruments were issued to Key management personnel.

33.	EVENTS AFTER THE REPORTING PERIOD

On 2 June 2023, European Lithium Ltd (ASX: EUR) announced the execution of a binding term sheet with Obeikan Investment Group (Obeikan) to build and operate a hydroxide plant in Saudi Arabia (JV Term Sheet). The 50/50 Joint Venture (JV) will be geared towards developing, constructing and commissioning a lithium hydroxide processing plant, and operating the plant for the conversion of lithium spodumene concentrate from the Wolfsberg Project in stages. Under the terms of the JV Term Sheet, EUR agreed to procure the assignment of its rights and obligations under the JV Term Sheet to Critical Metals or one of its wholly owned subsidiaries, subject to approval by the CRML Board. Subsequent to the year end on 4 July 2024, EUR announced that Obeikan has agreed to a deed of assignment and entered into the shareholder agreement for the development and operation of the plant. On July 9, 2024, CRML accepted the assignment of EUR’s interest in the Joint Venture. In connection with such assignment, the Company and Obeikan entered into the Shareholders Agreement related to the Joint Venture. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the development and construction of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Company’s Wolfsberg Project located in Austria.

On 1 July 2024, the Company issued 1,285,000 RSU’s which vest in full on 1 July 2025, subject to the participant not experiencing a termination of employment or services with the Company or its subsidiaries on or prior to the vesting date (refer note 25).

On 24 July 2024, the Company announced the completion of stage 1 investment in the Tanbreez Project. CRML now holds a 42% equity interest in the Tanbreez Project.

Since 1 July 2024 to the date of authorising these accounts, European Lithium Ltd provided funding of $1.1m (A$1.7 million) to the Company.

On 27 September 2024, CRML entered into a third letter agreement with GEM Global Yield LLC SCS (GEM Global) and GEM Yield Bahamas Ltd. (GYBL) to extinguish the existing arrangement in respect to the Commitment Fee Put Amount of $3,020,000 (refer to note 15 in the financial statements). Under the new agreement, CRML is obliged to deliver a cash payment of US$3,500,000 (Revised Amount) to GEM Global within one business day following the consummation by CRML of a capital raising transaction provided that the gross proceeds received by CRML in connection with the capital raising transaction are equal to or greater than $15,000,000. If the gross proceeds received by CRML in connection with the capital raising transaction are less than $15,000,000, CRML shall deliver (i) a cash payment of $1,750,000 to GEM Global within one business day following the consummation by CRML of the Equity Capital Raise, and (ii) a cash payment of $1,750,000 (the Deferred Payment) to GEM Global on or before the 90th day following the Equity Capital Raise. If CRML does not deliver the Deferred Payment by the 90th day following the capital raising transaction, CRML shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the deferred payment amount until paid by CRML. If CRML does not consummate a capital raising transaction by 31 December 2024, CRML shall owe the revised amount of $3,500,000 and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such revised amount is paid).

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 30 June 2024.