Form 20-F/A
period 2024-06-30
Critical Metals Corp.
filed 2025-10-06
CIK 1951089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act). Yes ☐ No ☒

i

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to amend our Annual Report on Form 20-F for the fiscal year ended June 30, 2024, which was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2024 (the “Original Form 20-F”). The purpose of this Amendment is restate our previously issued audited consolidated financial statements and related financial information in the Original Form 20-F. This Amendment also restates our previous conclusion and disclosure with respect to the effectiveness of our internal control over financial reporting.

Restatement Background

The Company’s management, in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), concluded that the Company’s previously issued audited financial statements (the “Affected Audited Financials”) included within its annual reports on Form 20-F for the years ended June 30, 2024 and June 30, 2023 (the “Original 20-F”) contain errors. The Audit Committee, based on the recommendation of, and after consultation with, the Company’s management, further concluded that the Affected Audited Financials should no longer be relied upon.

The Company is filing this Amendment No. 1 on Form 20-F/A (the “20-F/A”) to restate the Affected Audited Financials for the years ended June 30, 2024 and June 30, 2023 included in the Original 20-F. The primary reason for the restatement relates to the Company’s valuation of certain of its outstanding warrants. The Company’s management had previously used the standard Black Scholes option pricing methodology for valuation of the warrants issued to Polar as of February, 27, 2024 and to Empery on June 17, 2024, and, as of June 30, 2024, used the observable trading price of the Company as of these dates for input in the model. However it was subsequently determined that prior to the end of the lock-up period on February 27, 2025 for the shares issued at the merger on February 27, 2024 the observable trading price of the Company’s shares did not represent the appropriate adjustment for the impact of the lock-up. Upon discovering this anomaly, management considered it necessary to revisit the inputs used in the valuation of the above-mentioned warrants and update them to reflect non-observable inputs in accordance with IFRS 13 Fair Value Measurement paragraph 87.

Refer to Note 2 - Restatement of Previously Issued Financial Statements of this Form 20-F/A for additional information.

Other than the restatement items listed above or discussed in Note 2 - Restatement of Previously Issued Financial Statements, management has not incorporated retroactive changes for any disclosure updates that were included in filings containing the Affected Audited Financials subsequent to the submission of the Original 20-F on October 30, 2024.

Internal Control Considerations

As a result of this restatement, management has re-evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024. and as a result of that assessment, management has concluded that an additional material weakness existed as of June 30, 2024, as follows:

1) The Company lacks the controls needed for the sufficient review of the completeness and accuracy of the financial statements and financial statements disclosure.

For a discussion of management’s considerations of our internal control over financial reporting and the material weakness identified, refer to Controls and Procedures in Part II, Item 15.

Items Amended in this Amendment

For the convenience of the reader, this Amendment amends and restates the Original Form 20-F in its entirety. As a result, it includes both items that have been changed as a result of the restatement and items that are unchanged from the Original Form 20-F. The following items in the Original Form 20-F have been amended as a result of, and to reflect, the restatement:

●	Part I, Item 3D, Risk Factors

●	Part I, Item 4, Information about the Company

●	Part I, Item 5, Operating and Financial Review and Prospects

●	Part II, Item 8, Financial Information

●	Part II, Item 15, Controls and Procedures

●	Part III, Item 19, Exhibits and Financial Statement Schedules

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by our principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Investors should rely only on the financial information and other disclosures regarding the restated period in this Amendment or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, earnings releases or similar communications relating to this period.

See Note 2 to the consolidated financial statements, included in Part II, Item 8 of this Amendment, for additional information on the restatement and the related consolidated financial statement effects.

Except as described above, this Amendment does not amend, update or change any other disclosures in the Original Form 20-F. In addition, the information contained in this Amendment does not reflect events occurring after the Original Form 20-F and does not modify or update the disclosures therein, except to reflect the effects of the restatement. This Amendment should be read in conjunction with our other filings with the SEC.

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

v

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

Summary of Certain Risk Factors

You should consider all the information contained in this Annual Report in deciding how to vote for the proposals presented in this Annual Report. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 3. Such risks include, but are not limited to:

●	Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

●	Our business operates in the mining exploration and development industry. The Wolfsberg Project and the Tanbreez Project are at the exploration and evaluation stage, and there are no guarantees that subsequent development of these projects into operating mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

●	Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our activities.

●	Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar of what other companies in our industry have experienced following the announcement of such agreements.

●	We may seek to raise funds through equity or debt financing, joint ventures, production sharing arrangements or other means. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

●	The industry in which we operate is subject to domestic and global competition. We have no influence or control over the activities or actions of our competitors, which activities or actions may negatively affect the operating and financial performance of our projects and business.

●	Our current management has no or limited experience operating a U.S. public company and the recruitment of some of our new management team with experience in operating a U.S. public company has been delayed pending us raising additional capital.

●	We are now incurring significant increased expenses and administrative burdens now that we are a public company, which could have an adverse effect on our business, financial condition and results of operations.

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

●	We have concluded that there are significant deficiencies in our internal control over financial reporting related to segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs and we cannot assure you that additional sufficient deficiencies will not be identified in the future. These significant deficiencies may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

●	Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.

●	The requirements of being a public company in the U.S. may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

●	Whether we are able to develop the Wolfsberg and Tanbreez projects in the future, and subsequent development is dependent on a number of factors, many of which are beyond our control. If we commence production at either of our projects, our operations may be disrupted by a variety of risks and hazards that could have a material adverse effect on our future operating costs, financial condition and ability to develop and operate a mine.

●	Our resource estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our future plans, which may, in turn, adversely affect our operations.

●	We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

●	We do not expect to declare any dividends in the foreseeable future.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

●	If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the price and trading volume of our securities could decline.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise will dilute all other stockholders.

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

Since its inception, we have incurred recurring net losses and negative cash flows from operating activities, and we have financed operations primarily through financing transactions conducted by EUR. We have incurred losses after income tax of $139.4 million and $5.5 million for the year ended June 30, 2024 and the year ended June 30, 2023, respectively. As of June 30, 2024, we had net cash outflows from operating activities of $15.1 million, a working capital deficit (excluding liabilities that will be settled in CRML shares) of $13.8 million and cash on hand of $1.3 million. Until commercial production is achieved from the Wolfsberg Project or the Tanbreez Project, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop the assets of our planned projects.

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

Our business operates in the mining exploration and development industry. The Wolfsberg Project and Tanbreez Project are at the exploration and evaluation stage, and there are no guarantees that further development of these projects into mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

We are engaged in the business of exploration and evaluation of mineral properties with the intention of locating economic deposits of minerals. We have declared mineral resources related to the Wolfsberg Project but have not yet begun to extract mineral from any of our properties. Accordingly, we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors.

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

In addition, exploration and evaluation projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will, to a large extent, be based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations and cash flows may be negatively affected.

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

Our ability to (i) recover carrying values of our assets, (ii) acquire additional lithium, critical minerals or rare earths exploration and evaluation projects, (iii) continue with further exploration and evaluation of existing properties and projects and (iv) potential commercialization of lithium hydroxide at the Wolfsberg Project ultimately depends on our ability to generate revenues, achieve and maintain profitability and generate positive cash flow from our operations. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

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

We aim to be one of a few producers of performance lithium compounds and other critical metals and minerals that are a critical input in current and next generation high energy density batteries used in electric vehicle applications. For the lithium-based products, our growth is dependent upon the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and results of operations will be affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

●	government regulations and automakers’ responses to those regulations;

●	tax and economic incentives;

●	rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including range per charge), quality, safety, performance, cost and charging infrastructure;

●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

●	volatility in the cost of battery materials, oil and gasoline;

●	rates of customer adoption of higher performance lithium compounds;

●	the environmental impacts of lithium mining;

●	emergence of substitute products, replacement lithium hydroxide products by lithium carbonate products;

●	rates of development and adoption of next generation high nickel battery technologies, hydrogen fuel cells and other technologies; and

●	anti-mining movements, including local community protests, political and social movements.

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

The core health risks associated with our exploration and evaluation operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and harmful particulates. The most significant occupational diseases affecting our workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise-induced hearing loss. Past and current employees may be awarded compensation for occupational illnesses (and injuries) in accordance with the legislative regime applicable to the illness contracted.

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

There is an increasing level of public concern relating to the effects of our exploration and evaluation activities on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) that oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. NGOs or local community organizations could create direct adverse publicity against and/or disrupt the operations of our properties, regardless of our successful compliance with social and environmental best practices, due to political factors. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could have a material adverse effect on our business, financial condition or results of operations.

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

Our exploration and evaluation projects have no operating history on which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are largely based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of mineralization to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that we will be able to complete the development of our mineral projects, or any of them, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support our operations. Should any of these events occur, it would have a material adverse effect on our business, results of operations, financial condition and prospects.

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

EUR controls a majority of the voting power of our outstanding shares. As a result of its voting control, EUR is effectively able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors (subject to the contractual designation rights set forth in the Investors Agreement). As a result of being able to appoint and remove directors, EUR will indirectly effectively control mergers and acquisitions, payment of dividends, and other matters of corporate or management policy. Under Nasdaq rules, a listed company of which more than 50% of the voting power for the election of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement (i) that a majority of our Board consist of independent directors, as defined under the Nasdaq rules, (ii) to have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have director nominees selected, or recommended for our Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors, and (iv) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We have elected to be treated as a “controlled company.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

In connection with the audit of our consolidated financial statements for the years ended June 30, 2024 and 2023, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The significant deficiencies related to the following:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to assure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review of the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

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

In the course of auditing the consolidated financial statements for the years ended June 30, 2024, we and our independent registered public accounting firm identified six significant deficiencies in the internal control over financial reporting as of June 30, 2024, in accordance with the standards established by the PCAOB. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the financial reporting. These significant deficiencies relate to the segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs. We aim to take certain measures by hiring additional personnel and implement policies and procedures to remediate the identified significant deficiencies, although no assurance can be given as to whether these steps will be sufficient. The implementation of these improvements may increase our administrative expenses. To the extent these steps are not successful, we could be forced to incur additional expenses and require more of management’s time.

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

These provisions include the ability of the Board to designate the terms of and issue new series of preferred shares without shareholder approval, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. The Charter also provides that the board of directors shall be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. There are advance notice requirements for shareholders seeking to nominated directors and propose matters to be acted upon at shareholder meetings, which could discourage or make more difficult an attempt to obtain control over us by means of a proxy contest, tender offer, merger, or otherwise.

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

See the section entitled “Description of the Wolfsberg Project — Exploration and Drilling Activity” and Section 7 of the Technical Report Summary for additional information on the exploration and evaluation of the Wolfsberg Project.

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

Statement of Financial Position

Financial Position as of June 30, 2024, and June 30, 2023

The following table summarizes our consolidated statement of financial position as of June 30, 204 and 2023. All amounts are shown in U.S. dollars.

	June 30, 2024 $	June, 30 2023 $
ASSETS
Current Assets
Cash and cash equivalents	1,259,242	137,451
Other receivables	837,930	97,182
Prepaid expenses	1,645,180	-
Total Current Assets	3,742,352	234,633

Non-Current Assets
Restricted cash and other deposits	15,020,679	21,170
Property and plant and equipment, net	853	7,555
Deferred exploration and evaluation expenditure	35,213,542	34,724,374
Financial assets	5,000,000	-
Investment in associate	343,239	-
Right of use asset	30,871	-
Total Non-Current Assets	55,609,184	34,753,099

TOTAL ASSETS	59,351,536	34,987,732

LIABILITIES
Current Liabilities
Trade and other payables	13,226,525	3,267,148
Provisions	24,200	7,458
Lease liability	9,842	-
Funding from related party	4,268,857	34,603
Warrants liability	37,864,064	-
Total Current Liabilities	55,393,488	3,309,209

Non-Current Liabilities
Offtake prepayment	15,000,000	-
Lease liability	23,796	-
Total Non-Current Liabilities	15,023,796	-

TOTAL LIABILITIES	70,417,284	3,309,209

NET ASSETS	(11,065,748)	31,678,523

EQUITY
Share capital	51,508,320	39,414
Unissued capital	45,734,183	44,470,123
Reserves	40,377,182	(3,591,785)
Accumulated deficit	(148,685,433)	(9,239,229)

TOTAL EQUITY	(11,065,748)	31,678,523

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

Liabilities

Total liabilities as of June 30, 2024 and June 30, 2023 were $55.4 million and $3.3 million, respectively, primarily from the Company’s warrant liabilities ($37.9 million). Bank guarantee secured against the advance payment from BMW $15.0 million and trade payables arising from the ordinary course of business and costs associated with the Business Combination ($13.2 million).

Equity

Total equity as of June 30, 2024 and June 30, 2023 were ($11.1 million) and $31.7 million, respectively, primarily from capital contributions the Company’s parent and third-party investors from the Business Combination, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations).

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

	Year ended June 30,		Period-over-Period Change Year Ended
	2024	2023	June 30, 2024 to 2023
			Change ($)	Change (%)
Continuing operations
Other Income	117,660	111,218	6,442	5.79%
Foreign Exchange	41,715	(2,199)	43,914	1,996.83%
Consultants	(1,383,645)	(310,737)	(1,072,908)	345.28%
Travel and Entertainment	(47,701)	(22,395)	(25,306)	113.00%
Directors Fees	(136,901)	—	(136,901)	100.00%
Share Based Payments	(608,156)	—	(608,156)	100.00%
Compliance and Regulatory Fees	(426,325)	—	(426,325)	100.00%
Administration expenses	(14,933)	(35,654)	20,721	(58.12)%
Promotion / IR / PR	(191,403)	(63,881)	(127,522)	199.62%
Insurance	(773,820)	—	(773,820)	100.00%
Finance costs	(29,828,866)	(14,871)	(29,813,995)	200,484.13%
Depreciation expense	(6,642)	(6,757)	115	–1.70%
Depreciation – Leased Assets	(19,359)	—	(19,359)	100.00%
Share of Net Losses of Associate	(2,263)	—	(2,263)	100.00%
Merger Expenses	(9,373,737)	(5,104,937)	(4,268,800)	83.62%
Listing Expenses	(76,007,159)	—	(76,007,159)	100.00%
Exploration Expenditure – Expensed	(159,685)	—	(159,685)	100.00%
Gain/(loss) on FV of Warrants	(20,623,381)	—	(20,623,381)	100.00%
Other expenses	(1,603)	—	(1,603)	100.00%
Loss before income tax	(139,446,204)	(5,450,213)	(133,995,991)	2,458.55%
Income tax expense	—	—	—	—
Loss after tax from continuing operations	(139,446,204)	(5,450,213)	(133,995,991)	2,458.55%
Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(820,433)	1,358,781	(2,179,214)	–160.38%
Other comprehensive (loss) for the period, net of income tax	(820,433)	1,358,781	(2,179,214)	–160.38%

Total comprehensive (loss) for the year	(140,266,637)	(4,091,432)	(136,175,205)	3,328.30%

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

Finance Costs

Finance costs increased $29.8 million, or 200,484%, to a $29.8 million expense for the year ended June 30, 2024 compared to a $15 thousand expense for the year ended June 30, 2023. The increase is due initial recognition of the value of financial instruments as part of the business combination.

Merger Expenses

Merger expenses were $9.4 million for the year ended June 30, 2024 compared to $5.1 million for the year ended June 30, 2023. The increase was primarily attributable to costs of the business combination.

Listing Expenses

Listing Expenses was $76.0 million for the year ended June 30, 2024. Listing Expenses is primarily attributable to cost of the shares issued as part of the business combination.

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

Cash Flows

The following table summarizes our cash flows for the periods presented.

	June 30, 2024 $	June 30, 2023 $
Cash flows from operating activities
Payments to suppliers and employees	(2,596,997)	(2,467,764)
Proceeds from related party borrowings	-	34,603
Finance costs	-	(7,776)
Grants received	75,322	111,218
VAT refund received/(paid)	7,027	(49,070)
Taxes paid	(658,472)	-
Business combination expenses paid	(11,949,234)	-
Net cash (used in) operating activities	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payments for exploration and evaluation	(1,068,572)	(2,993,578)
Investment in joint venture	(5,000,000)	-
Cash at acquisition of business combination	9,835,289
Net cash provided by (used in) investing activities	3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	1,060,938	-
Cash from the exercise of warrants for shares	6,170,683	-
Transfer of cash from unrestricted to restricted	(15,000,000)	-
Cash received in respect of offtake prepayment	15,000,000	-
Funding from related party	4,234,254	-
Proceeds from capital contributions	1,127,417	5,368,057
Repayment of lease liability	(24,483)	-
Net cash provided by financing activities	12,568,809	5,368,057

Net increase/(decrease) in cash and cash equivalents	1,213,172	(4,310)
Cash and cash equivalents at beginning of year	137,451	136,097
Effects on exchange rate fluctuations on cash held	(91,381)	5,664
Cash and cash equivalents at end of year	1,259,242	137,451

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by merger expenses relating to the Business Combination.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the years ended June 30, 2024 and 2023, we incurred net losses of $139.4 million and $5.5 million, respectively. Our Net cash used in operating activities was $15.1 million for the year ended June 30, 2024, and $2.4 million for the year ended June 30, 2023. The $12.7 million increase in cash used was primarily due to payments in relation to the Business Combination.

Cash Flows from Investing Activities

Our next cash from investing activities for the year ended June 30, 2024, was $3.8 Million representing cash inflows from closing of Business Combination compared to net cash used in investing activities of $3.0 million during the years ended June 30, 2023 representing primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project.

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

Warrants

The Group measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlo Simulation option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended June 30, 2024, and 2023, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The identified material weaknesses related to the following matters:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to assure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review to the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

●	The Company lacks the controls needed for the sufficient review of the completeness and accuracy of the financial statements and financial statements disclosure.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (incorporated by reference to Exhibit 1.1 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.1	Warrant Agreement, dated as of November 3, 2021, by and between Sizzle and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Sizzle’s Current Report on Form 8-K filed on November 8, 2021).
2.2	Assignment and Assumption of Warrant Agreement, dated as of February 27, 2024 by and among Sizzle Acquisition Corp., Critical Metals Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.4 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to Critical Metals Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 30, 2024).
4.1+	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.5	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp. (incorporated by reference to Exhibit 10.2 of Sizzle’s Current Report on Form 8-K, filed with the SEC on October 28, 2022).
4.6	First Amendment to Lock-Up Agreement, dated as of February 20, 2024, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.6 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.7	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.7 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.8	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto (incorporated by reference to Exhibit 4.8 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.9	Critical Metals 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.9 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.10	Critical Metals 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.10 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.12+	Share Purchase Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.13	Amendment to Share Purchase Agreement, dated February 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.13 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.14	Registration Rights Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.15	Subscription Agreements, dated February 8, 2024, by and among Critical Metals Corp., Sizzle Acquisition Corp., VO Sponsor, LLC and the subscriber named therein (including the form of Warrant Agreement attached as Exhibit B hereto) (incorporated by reference to Exhibit 10.1 of Sizzle’s Current Report on Form 8-K, filed with the SEC on February 8, 2024).
4.16	Omnibus Amendment to Subscription Agreements, by and among Critical Metals Corp. VO Sponsor, LLC, Sizzle Acquisition Corp. and the subscribers named therein (incorporated by reference to Exhibit 4.16 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.17	Form of Warrant Agreement between Critical Metals Corp. and the subscriber party named therein (included as Exhibit B to Exhibit 4.15 to this Report).
4.18	Warrant by and between Critical Metals Corp. and Polar Multi-Strategy Master Fund (incorporated by reference to Exhibit 4.18 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024)
4.19	Warrant by and between Critical Metals Corp. and GEM Yield Bahamas Ltd (incorporated by reference to Exhibit 4.19 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.20	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.20 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.21	Form of New Warrant Agreement between Critical Metals Corp. and the Empery Funds (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 17, 2024).
4.22	Amended and Restated 2024 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.23	Form of Employee RSU Agreement (incorporated by reference to Exhibit 4.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.24	Form of Director RSU Agreement (incorporated by reference to Exhibit 4.3 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.25

Second Letter Agreement Relating to Share Subscription Facility, dated April 29, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.17 to Critical Metals Corp.’s Form F-1 filed with the SEC on May 1, 2024).

4.26	Third Letter Agreement Relating to Share Subscription Facility, dated September 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.26 to Critical Metals Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 30, 2024).
4.27	Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.'s Form 6-K filed with the SEC on July 25, 2024).
8.1	Subsidiaries of Critical Metals Corp. (incorporated by reference to Exhibit 8.1 to Critical Metals Corp.’s Form 20-F (File No. 001-41973) filed with the SEC on October 30, 2024).
11.1	Form of Insider Trading Policy of Critical Metals Corp. (incorporated by reference to Exhibit 11.1 to Critical Metals Corp.’s Form 20-F (File No. 001-41973) filed with the SEC on October 30, 2024).
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum LLP, independent registered accounting firm of Critical Metals Corp.
15.2	Consent of CSA Global South Africa (Pty) Limited (incorporated by reference to Exhibit 15.2 to the Form 20-F of Critical Metals Corp. (File No. 001-41973), filed with the SEC on October 30, 2024).
15.3	Technical Summary Report, The Wolfsberg Project, effective at December 5, 2022, prepared by CSA Global (incorporated by reference to Exhibit 96.1 to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on May 5, 2023).
97.1

Policy For The Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F of Critical Metals Corp. (File No. 001-41973), filed with the SEC on October 30, 2024).

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

Critical Metals Corp.

Date: October 3, 2025	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

CRITICAL METALS CORP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Critical Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial positions of Critical Metals Corp. (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As disclosed in Note 2, the accompanying financial statements as of June 30, 2024 and 2023 have been restated to correct misstatements.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

October 29, 2024, except for the effects of the restatement disclosed in Note 2, as to which the date is October 3, 2025.

PCAOB ID#688

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

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

October 29, 2024

PCAOB ID#688

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
Continuing operations
Other income		117,660	111,218
Foreign exchange		41,715	(2,199)
Consultants and professional services expenses	5	(1,383,645)	(310,737)
Travel and entertainment		(47,701)	(22,395)
Directors’ fees	5	(136,901)	-
Share-based payments to directors and management	25	(608,156)	-
Compliance and regulatory fees		(426,325)	-
Administration expenses		(14,933)	(35,654)
Promotion, IR and PR expenses		(191,403)	(63,881)
Insurance		(773,820)	-
Finance costs	5	(29,828,866)	(14,871)
Depreciation expense	11	(6,642)	(6,757)
Depreciation expense – leased assets	15	(19,359)	-
Share of net losses of associate	14	(2,263)	-
Merger expenses	5	(9,373,737)	(5,104,937)
Listing expenses	5	(76,007,159)	-
Exploration expenditure expensed		(159,685)	-
Loss on fair value of warrants	21	(20,623,381)	-
Other expenses		(1,603)	-
Loss before income tax		(139,446,204)	(5,450,213)
Income tax expense	6	-	-
Loss after tax		(139,446,204)	(5,450,213)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(820,433)	1,358,781
Other comprehensive (loss)/profit for the period, net of income tax		(820,433)	1,358,781

Total comprehensive (loss)/profit for the year		(140,266,637)	(4,091,432)

Loss per share for the year
Basic loss per share	26	(527)	(53,551)
Diluted loss per share	26	(527)	(53,551)

The above Consolidated Statements of Comprehensive Income is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
ASSETS
Current Assets
Cash and cash equivalents	7	1,259,242	137,451
Other receivables	8	837,930	97,182
Prepaid expenses	9	1,645,180	-
Total Current Assets		3,742,352	234,633

Non-Current Assets
Restricted cash and other deposits	10	15,020,679	21,170
Property and plant and equipment, net	11	853	7,555
Deferred exploration and evaluation expenditure	12	35,213,542	34,724,374
Investment in joint venture	13	5,000,000	-
Investment in associate	14	343,239	-
Right of use asset	15	30,871	-
Total Non-Current Assets		55,609,184	34,753,099

TOTAL ASSETS		59,351,536	34,987,732

LIABILITIES
Current Liabilities
Trade and other payables	16	13,226,525	3,267,148
Provisions	17	24,200	7,458
Lease liability	18	9,842	-
Funding from related party	19	4,268,857	34,603
Warrants liability	21	37,864,064	-
Total Current Liabilities		55,393,488	3,309,209

Non-Current Liabilities
Offtake prepayment	20	15,000,000	-
Lease liability	18	23,796	-
Total Non-Current Liabilities		15,023,796	-

TOTAL LIABILITIES		70,417,284	3,309,209

NET ASSETS		(11,065,748)	31,678,523

EQUITY
Share capital	22	51,508,320	39,414
Unissued Capital	23	45,734,183	44,470,123
Reserves	24	40,377,182	(3,591,785)
Accumulated deficit		(148,685,433)	(9,239,229)

TOTAL EQUITY		(11,065,748)	31,678,523

The above Consolidated Statements of Financial Position is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

					Reserves
	Note	Share Capital $	Share Premium $	Unissued Capital $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2022		39,414	-	39,079,626	-	(4,950,566)	-	(3,789,016)	30,379,458
Loss for the year		-	-	-	-	-	-	(5,450,213)	(5,450,213)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	1,358,781	-	-	1,358,781
Total comprehensive (loss) for the year		-	-	-	-	1,358,781	-	(5,450,213)	(4,091,432)

Capital contributions	21	-	-	5,390,497	-	-	-	-	5,390,497
At 30 June 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523

					Reserves
	Note	Share Capital $	Share Premium $	Unissued Capital $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523
Loss for the year		-	-	-	-	-	-	(139,446,204)	(139,446,204)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(820,433)	-	-	(820,433)
Total comprehensive (loss) for the year		-	-	-	-	(820,433)	-	(139,446,204)	(140,266,637)

Issue of shares upon completion of business combination	21	74,369	23,044,152	-	43,998,710	-	-	-	67,117,231
Issue of shares associated with Empery Asset Management LP	21	4,149	-	-	-	-	-	-	4,149
Issue of shares upon conversion of warrants	21	2,476	27,998,258	-	-	-	-	-	28,000,734
Issue of shares to Directors and management in lieu of fees	24	-	-	-	-	-	182,534	-	182,534
Issue of RSUs to Directors and management	25	-	-	-	-	-	608,156	-	608,156
Transfer of investment in associate	13	-	345,502	-	-	-	-	-	345,502
Capital contributions	23	-	-	1,264,060	-	-	-	-	1,264,060
At 30 June 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,218)	790,690	(148,685,433)	(11,065,748)

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	Note	30 June 2024 $	30 June 2023 $
Cash flows from operating activities
Payments to suppliers and employees		(2,596,997)	(2,467,764)
Proceeds from related party borrowings		-	34,603
Finance costs		-	(7,776)
Grants received		75,322	111,218
VAT refund received/(paid)		7,027	(49,070)
Taxes paid		(658,472)	-
Merger expenses paid		(11,949,234)	-
Net cash (used in) operating activities	28	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payments for exploration and evaluation		(1,068,572)	(2,993,578)
Investment in joint venture	13	(5,000,000)	-
Cash at acquisition of Sizzle merger	30	9,835,289
Net cash provided by (used in) investing activities		3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	22	1,060,938	-
Cash from the exercise of warrants for shares	22	6,170,683	-
Transfer of cash from unrestricted to restricted	20	(15,000,000)	-
Cash received in respect of offtake prepayment	20	15,000,000	-
Funding from related party	19	4,234,254	-
Proceeds from capital contributions	23	1,127,417	5,368,057
Repayment of lease liability		(24,483)	-
Net cash provided by financing activities		12,568,809	5,368,057

Net increase/(decrease) in cash and cash equivalents		1,213,172	(4,310)
Cash and cash equivalents at beginning of year		137,451	136,097
Effects on exchange rate fluctuations on cash held		(91,381)	5,664
Cash and cash equivalents at end of year	7	1,259,242	137,451

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

2.	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In preparation of the financial statements for the years ended June 30, 2024 and 2023 management used the standard Black Scholes option pricing methodology for valuation of the warrants issued to Polar as of the date of the merger on February, 27, 2024 and to Empery on June 17, 2024, and as of June 30, 2024 and used observable trading price of the Company as of these dates and input in the model.

However, subsequently it was determined that prior to the end of the lock period on February 27, 2025 for the shares issued upon the merger as of February 27, 2024, the observable trading price of the Company’s share did not represent the appropriate input into the valuation model without adjustment for the impact of the lock up. Upon establishing this anomaly, management considered it necessary to revisit the inputs used in the valuation of the above-mentioned warrants and update them to reflect non-observable inputs in accordance with IFRS 13 Fair Value Measurement, paragraph 87.

Additionally, the Company omitted disclosure of the aggregate difference between the transaction price and fair value estimate yet to be recognized in profit or loss in accordance with IFRS 7, Financial Instruments: Disclosures, and incorrectly disclosed the estimated the fair value of Empery PIPE Warrants at the issuance date and year end using a Black-Scholes option pricing model in accordance with IFRS 13, Fair Value Measurement, when management actually used the Monte Carlo simulation model.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the changes and has determined that the related impacts were material to any previously presented financial statements. Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued financial statements impacted should be restated and reissued to reflect correct amounts based on the adjusted warrant valuations and to include omitted and amended disclosures.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Impact of the Restatement

Condensed Statement of Comprehensive Income for year ended 30 June 2024

	As Previously Reported	Adjustment	As Restated
Finance costs	(36,675,866)	6,847,000	(29,828,866)
Listing expenses	(77,266,809)	1,259,650	(76,007,159)
Loss on fair value of warrants	(20,559,781)	(63,600)	(20,623,381)
Loss before income tax	(147,489,254)	8,043,050	(139,446,204)
Loss after tax	(147,489,254)	8,043,050	(139,446,204)
Total loss for the year	(147,489,254)	8,043,050	(139,446,204)
Loss per share for the year	557	(30)	527
Basic loss per share	557	(30)	527

Condensed Statement of Financial Position as of June 30, 2024

	As Previously Reported	Adjustment	As Restated
Warrants liability	45,907,114	(8,043,050)	37,864,064
Total current liabilities	63,436,538	(8,043,050)	55,393,488
Total liabilities	78,460,334	(8,043,050)	70,417,284
Net assets	(19,108,798)	8,043,050	(11,065,748)
Accumulated deficit	(147,489,254)	8,043,050	(139,446,204)
Total equity	(19,108,798)	8,043,050	(11,065,748)

See Note 21, Note 26, Note 28, Note 31 and Note 34 to the consolidated financial statements for corrected amounts and updated disclosures.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

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

For the year ended 30 June 2024 the Group incurred a loss after income tax of $139,446,203 (30 June 2023: $5,450,213), net cash outflows from operating activities of $15,122,354 (30 June 2023: $2,378,789), a working capital deficit (excluding liabilities that will be settled in CRML shares) of $13,787,072 (30 June 2023: $3,074,575) and at that date had cash on hand of $1,259,242 (30 June 2023: $137,451).

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

Warrants

The Company measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlo Simulation option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date.

f)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

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

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

a)	Segment assets

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	30 June 2024 $	30 June 2023 $
Geographical information
United States	-	-
Austria	50,609,184	34,753,099
	50,609,184	34,753,099

5.	EXPENSES FROM CONTINUING OPERATIONS

	30 June 2024 $	30 June 2023 $
Consultants and professional services
Taxation advisors	(2,811)	(21,242)
Strategy advisors	(17,551)	-
Company secretarial advisors	-	(4,075)
Legal fees	(1,271,314)	(282,020)
Accounting fees	(59,059)	-
General	(32,910)	(3,400)
	(1,383,645)	(310,737)

	30 June 2024 $	30 June 2023 $
Directors’ fees
Directors’ fees	(136,901)	-
	(136,901)	-

	30 June 2024 $	30 June 2023 $
Finance expenses
Issue of 1,000,000 warrants to Empery (note 20)	(365,000)	-
Issue of 1,814,797 warrants to GEM (note 20)	(27,200,000)	-
GEM payable (note 15)	(1,145,000)	-
GEM payable – Interest (note 15)	(999,620)	-
Interest expense – leased assets	(7,891)	-
Bank fees	(60,827)	(7,776)
Other expenses	(50,528)	(7,095)
	(29,828,866)	(14,871)

	30 June 2024 $	30 June 2023 $
Merger Expenses
Merger expenses	(9,373,737)	(5,104,937)
	(9,373,737)	(5,104,937)

	30 June 2024 $	30 June 2023 $
Listing Expenses
IFRS 2 listing expenses (note 29)	(67,797,276)	-
Issue of 122,549 shares to GEM to settle financing costs (note 15)	(1,875,000)	-
Loss on extinguishment of liabilities (note 22)	(6,334,883)	-
	(76,007,159)	-

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

6.	INCOME TAX

	30 June 2024 $	30 June 2023 $
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Company’s effective income tax rate for the year is as follows:

	30 June 2024 $	30 June 2023 $
Loss from ordinary activities before income tax expense	(139,446,204)	(5,450,213)
Domestic tax rate for the Company	(34,861,551)	(1,231,682)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-temporary tax adjustments	-	1,137,734
Non-deductible fair value adjustments on restructure	30,745,254	-
Current year deferred tax assets (non-tax losses) not recognised	4,095,259	93,949
Tax rate differential	21,038	-
	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	30 June 2024 $	30 June 2023 $
Unrecognised temporary differences
Deferred tax assets at the respective rates of 0%, 21% and 23.0% (2023: 23.0%) as described below
Start-up organisational expenses	14,548,197	-
Exploration costs deducted for tax purposes	7,257,748	6,326,621
Carry forward tax losses	16,175,180	-
	37,981,125	6,326,621

Deferred tax liabilities at the respective rates of 0%, 21% and 23.0% (2023: 23.0%) as described below
Prepayments	-	-
Net unrecognised deferred tax asset/(liability)	8,768,199	1,455,123

Potential future income tax benefits arising from tax losses have not been brought to account at 30 June 2024 and 2023 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

◾	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

◾	the Company continues to comply with the conditions for deductibility imposed by law; and

◾	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Company is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

◾	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (2023: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2024 a tax rate of 23% was used and for the net unrecognised deferred tax asset as of 30 June 2023 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

◾	United States - The profits are taxed at the rate of 21% at the US Federal taxation level, without being subject to state taxation in the United States.

◾	United Kingdom – Profits are taxed at the rate of 25%.

◾	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

7.	CASH AND CASH EQUIVALENTS

	30 June 2024 $	30 June 2023 $
Cash at bank and in hand	1,259,242	137,451
	1,259,242	137,451

Cash at bank earns interest at floating rates based on daily bank deposit rates.

8.	OTHER RECEIVABLES

	30 June 2024 $	30 June 2023 $
Security deposit	4,242	4,310
GST / VAT receivable	82,812	89,839
Interest receivable on restricted cash	41,625	-
Funds receivable in respect to the exercise of warrants (note 22)	709,251	-
Other receivables	-	3,033
	837,930	97,182

These amounts arise from the usual operating activities of the Company and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

9.	PREPAID EXPENSES

	30 June 2024 $	30 June 2023 $
Prepaid directors and officers’ insurance	1,609,260	-
Other prepaid expenses	35,920	-
	1,645,180	-

10.	RESTRICTED CASH AND OTHER DEPOSITS

	30 June 2024 $	30 June 2023 $
Funds held on deposit against offtake prepayment (i)	15,000,000	-
Term deposits (ii)	20,679	21,170
	15,020,679	21,170

(i)	On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The funds are held in a deposit account secured against a bank guarantee (note 19) and are to be offset against LiOH delivered to BMW.

(ii)	Restricted cash relates to the bank guarantees provided by ECM Lithium to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

11.	PROPERTY AND PLANT AND EQUIPMENT

	30 June 2024 $	30 June 2023 $
Office equipment – Cost	30,924	56,603
Office equipment - Accumulated depreciation	(30,071)	(49,048)
Office equipment – Net of accumulated depreciation	853	7,555

Carrying value at beginning of period	7,555	13,996
Additions	-	-
Depreciation charge for the period	(6,642)	(6,757)
Foreign exchange	(60)	316
Carrying value at end of period	853	7,555

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

12.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation phases:	30 June 2024 $	30 June 2023 $
Balance at beginning of period	34,724,374	30,468,697
Expenditure incurred	1,039,863	2,874,455
Foreign exchange movement	(550,695)	1,381,222
Balance at end of period	35,213,542	34,724,374

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

13.	INVESTMENT IN JOINT VENTURE

	30 June 2024 $	30 June 2023 $
Shares in Tanbreez Mining Greenland A/S	5,000,000	-
Financial assets at fair value through profit or loss at end of period	5,000,000	-

Balance at beginning of period	-	-
Purchase of unlisted investments (i)	5,000,000	-
Financial assets at fair value through profit or loss at end of period	5,000,000	-

(i)	On 5 June 2024 CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

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

14.	INVESTMENT IN ASSOCIATE

	30 June 2024 $	30 June 2023 $
Investments in associates	343,239	-

a)	Investment details

	30 June 2024%	30 June 2023%
Percentage held at reporting date – EV Resources (i)	20%	-

(i)	On 29 February 2024 upon completion of the Transaction, European Lithium Ltd transferred to the Group a 20% interest in EV Resources GmbH (previously Jadar Lithium GmbH), the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Wolfsberg Project. The initial investment was valued at $345,502 upon completion of the Transaction based on the carrying value of the investments in the accounts of European Lithium Ltd at the date of the transfer.

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

15.	RIGHT OF USE ASSET

	30 June 2024 $	30 June 2023 $
Cost	50,063	-
Accumulated amortisation	(19,192)	-
	30,871	-

Balance at beginning of year	-	-
Additions	50,063	-
Amortisation	(19,359)	-
Foreign exchange	167	-
Balance at end of the year	30,871	-

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

16.	TRADE AND OTHER PAYABLES

	30 June 2024 $	30 June 2023 $
Trade payables	6,405,161	3,244,725
GEM commitment Fee Put Amount payable (i)	4,019,620
Other payables	649,269	274
Accruals	521,585	22,149
Excise tax payable	1,630,890	-
	13,226,525	3,267,148

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM Agreement), pursuant to which the Company is entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in the Company, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. The GEM Agreement allows CRML to access funds for general corporate purpose and working capital needs. In addition, at the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction (refer note 20). Further, in connection with the closing of the Transaction, the Company also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, the Company agreed to issue ordinary shares in the Company to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to the Company for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000 (note 20). On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction. As at 30 June 2024 the amount payable to GEM Global and GYBL by CRML comprises the Commitment Fee Put Amount of US$3,020,000 plus accrued interest of US$999,620.

17.	PROVISIONS

	30 June 2024 $	30 June 2023 $
Employee entitlements	7,230	7,458
Interest and penalties on taxes	16,970	-
	24,200	7,458

18.	LEASE LIABILITY

	30 June 2024 $	30 June 2023 $
Lease liability – Current	9,842	-
Lease liability – Non-Current	23,796	-
	33,638	-

ECM Lithium has entered into an agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cashflows $	Carrying amount of lease liabilities $
Lease liability
	2024	16,072	16,072	32,144	-	64,288	33,638
	2023	-	-	-	-	-	-

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

19.	FUNDING FROM RELATED PARTY

	30 June 2024 $	30 June 2023 $
Working capital advance from parent – European Lithium Ltd	4,268,857	34,603
	4,268,857	34,603

Balance at beginning of period	34,603	-
Working capital advance from parent	4,234,254	34,603
Balance at end of period	4,268,857	34,603

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

20.	OFFTAKE PREPAYMENT

	30 June 2024 $	30 June 2023 $
Bank guarantee issued against offtake prepayment (note 9)	15,000,000	-
	15,000,000	-

21.	WARRANTS LIABILITY (RESTATED)

	30 June 2024 $	30 June 2023 $
Unlisted warrants ($10.00 expiring 27/05/2025) (b)	7,851,651	-
Listed warrants ($11.50 exp. 27/2/2029) (e)	2,340,413	-
Unlisted warrants ($10.71 exp. 27/02/2027) (c)	27,200,000	-
Unlisted warrants ($11.45 exp. 18/6/2029) (d)	472,000	-
	37,864,064	-

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	-	-
Issue of unlisted warrants – (a)	-	-
Issue of unlisted warrants – (b)	9,876,533	-
Issue of unlisted warrants – (c)	27,200,000	-
Issue of unlisted warrants – (d)	365,000	-
Issue of listed warrants (note 29) – Replacement warrants	919,150
Exercise of warrants (note 22)	(21,120,000)	-
Gain/(loss) on fair value of warrants	20,623,381
Balance at end of year	37,864,064	-

a)	Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

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

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The fair value of the warrants granted to Polar is estimated as at the date of issue (27 February 2024) using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of the Company (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Polar which is factored into the implied issue date share price. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Implied issue date share price	$1.23

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

The fair value of the warrants granted is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	5.134%
Expected life of warrants	0.91 years
Exercise price	$10.00
Implied share price at 30 June 2024	$1.79

The following warrants were issued during the year ended 30 June 2024 to Polar upon closure of the Transaction:

Corporate Advisor	Number of warrants	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Polar	350,000	27 February 2024	27 May 2025	$10.00	$0	$0

b)	Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

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

The fair value of the warrants granted to Empery is estimated as at the date of issue (27 February 2024) using the Monte Carlo Simulation option pricing model (MCS Methodology) taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number of warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

As the fair value determined using the Black Scholes Model of the Warrants issued to PIPE Investors, including the 3 additional shares as described above, $31,660,000 in total was in excess of the US$9,880,682 cash received, the difference in fair value of the derivative liability and consideration received (the “Calibration Allowance”) is deferred in accordance with the requirements of IAS 32, which prohibit of recognition of Day 1 loss, and amortized over the period of 15 months that the warrant was exercisable or fully recognized as an expense when the warrants are exercised.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

On 18 June 2024, Empery exercised 600,000 of the PIPE Warrants to acquire 2.4 million CMRL shares for US$6 million. This related to 600,000 CMRL shares at US$10 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

As at 30 June 2024, the assumptions used in determining the fair value were as follows:

Assumptions
Number of warrants issued	400,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	5.134%
Expected life of warrants	0.91 years
Exercise price	$10.00
Share price at 30 June 2024	$11.27

At 30 June 2024, the roll-forward of the balance of Calibration Allowance is as follows

Initial amount of Calibration Allowance as of February 27, 2024	$21,779,318
Amortisation and release of Calibration Allowance related to 600,000 warrants exercised on June 18, 2024	(15,191,591)
Amortization of Calibration Allowance related to 400,000 warrants outstanding	(2,323,127)
Balance of Calibration Allowances at 30 June 2024	$4,264,600

The following warrants were issued during the year ended 30 June 2024 to Empery upon closure of the Transaction:

Corporate Advisor	Number of warrants	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Empery	1,000,000	27 February 2024	27 May 2025	$10.00	$3.599	$3.843

c)	Warrants issued on 27 February 2024 with exercise price of $10.71 (subject to adjustments)

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

The fair value of the warrants granted is estimated as at the date of grant (27 February 2024) using the Monte Carlo Simulation option pricing model (MCS methodology) taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

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

The fair value of the warrants issued is estimated as at 30 June 2024 using the Monte Carlo Simulation option pricing model (MCS methodology) taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.585%
Expected life of warrants	2.66 years
Exercise price	$10.71
Share price at 30 June 2024	$11.27

The following warrants were issued during the year ended 30 June 2024 to GEM:

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

d)	Additional warrants issued to Empery Asset Management LP

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

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of the Company (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Empery which is factored into the implied issue date share price. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.3%
Expected life of warrants	5.00 years
Exercise price	$11.45
Implied Issue date share price	$1.53

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

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The fair value of the warrants issued is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.333%
Expected life of warrants	4.97 years
Exercise price	$11.45
Implied share price at 30 June 2024	$1.79

The following warrants were issued during the year ended 30 June 2024 to Empery:

Corporate Advisor	Number of Warrants issued	Grant date	Expiry Date	Exercise Price	Fair value at issue date	Fair value at 30 June 2024
Empery	1,000,000	18 June 2024	18 June 2029	$10.71	$0.365	$0.472

a)	Listed warrants

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

22.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	30 June 2024 No of shares	30 June 2024 $
Opening balance	100	39,414
Cancellation of shares upon completion of business combination	(100)	-
Issue of shares upon completion of business combination Transaction (i)	78,517,582	78,518
Issue of shares upon conversion of warrants (ii)	2,476,516	2,476
Share premium reserve	-	51,387,912
Total share capital	80,994,098	51,508,320

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	30 June 2023 No of shares	30 June 2023 $
Opening balance	100	39,414
Total share capital	100	39,414

(i)	During the year ended 30 June 2024, the following shares were issued on the completion of the business combination:

●	91,999 shares to existing Sizzle public stockholders

●	3,368,750 shares to Sizzle initial stockholders, which included Sizzle directors and officers

●	1,322,850 shares to Cantor (1,247,250 shares, consisting of the 1,200,000 shares as compensation to Cantor in connection with the deferred underwriting fee and 47,250 representative shares which Cantor purchased in a private placement in connection with the Sizzle IPO) and EBC (consisting of the 75,600 EBC Shares).

●	4,149,000 shares to the PIPE Investors pursuant to the Subscription Agreements

●	1,796,600 shares to vendors and services providers pursuant to fee modification agreements entered into (775,000 to suppliers for services provided and 1,021,600 in respect to the repayment of loans)

●	67,788,383 to European Lithium Ltd pursuant to the Merger agreements.

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

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 30 June 2024, all shares on issue in the Company are fully paid.

23.	UNISSUED CAPITAL

	30 June 2024 $	30 June 2023 $
Unissued capital reserve	45,734,183	44,470,123
	45,734,183	44,470,123

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	44,470,123	39,079,626
Capital contribution funding received	1,127,417	5,368,056
Foreign exchange movement	136,643	22,441
Balance at end of year	45,734,183	44,470,123

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

24.	RESERVES

	30 June 2024 $	30 June 2023 $
Foreign currency translation reserve	(4,412,218)	(3,591,785)
NASDAQ listing reserve	43,998,710	-
Share-based payment reserve	790,690	-
	40,377,182	(3,591,785)

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	(3,591,785)	(4,950,566)
Foreign currency exchange differences arising on translation of foreign operations	(820,433)	1,358,781
Balance at end of year	(4,412,218)	(3,591,785)

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

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	30 June 2024 $	30 June 2023 $
Balance at beginning of year	-	-
NASDAQ listing costs (note 30)	43,998,710	-
Balance at end of year	43,998,710	-

25.	SHARE-BASED PAYMENT TO DIRECTORS AND MANAGEMENT

Total costs arising from share-based payment transactions recognised as an expense during the year were as follows:

	30 June 2024 $	30 June 2023 $
Issue of RSUs to Directors and management (i)	608,156	-
	608,156	-

(i)	RSUs to Directors and Management

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

	Number of RSU’s	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Directors and Managers	545,000	7 June 2024	7 June 2025	$10.28	Tranche B
Directors and Managers	340,000	7 June 2024	7 June 2027	$10.28	Tranche C
Directors and Managers	70,000	1 July 2023	1 July 2027	$10.39	Tranche D

26.	LOSS PER SHARE (RESTATED)

	30 June 2024 $	30 June 2023 $
Loss used in the calculation of basic and dilutive loss per share	(139,446,204)	(5,450,213)

	2024 $ per share	2023 $ per share
Loss per share:
Basic loss per share	(527)	(53,551)
Diluted loss per share	(527)	(53,551)

	2024 Number	2023 Number
Weighted average number of shares	26,481,860	100

Given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

27.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

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

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project (note 9).

There has been no other change in contingent liabilities since the last annual reporting date.

28.	CASH FLOW INFORMATION (RESTATED)

	30 June 2024 $	30 June 2023 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(139,446,204)	(5,450,213)
Non-cash flows included in operating loss:
Depreciation (note 10)	6,642	6,757
Amortisation (note 14)	19,359	-
Listing expenses (note 4)	76,007,159	-
Merger expenses	962,500	-
Gain/loss on fair value of warrants (note 20)	20,623,381	-
Finance expenses	28,710,000	-
Share based payment expense (note 25)	608,156	-
Issue of shares to directors and management in lieu of fees (note 24)	182,534	-
Share of net losses of associate (note 13)	2,263	-
Foreign exchange	91,381	(5,664)
Changes in assets and liabilities:
(Increase) / Decrease in trade and other receivables	(2,385,927)	(50,404)
(Increase) in trade and other payables	9,959,378	3,081,707
(Increase) in provisions	16,742	7,458
Increase in related party payable	-	34,603
Fair value of identifiable net assets of Sizzle at 29 February 2024 (note 29)	(10,473,822)	-
Increase in other receivables	-	(3,033)
Other	(5,899)	-
Net cash (used in) operating activities	(15,122,354)	(2,378,789)

29.	RELATED PARTY DISCLOSURES

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

30.	SIZZLE ACQUISITION

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

30 June 2024 $
Fair value of equity instruments to have been issued by CRML
Sizzle share consideration price	$10.20
Total number of Sizzle shares at closing
Sponsor shares	4,313,599
Sizzle Public shares	91,999
4,313,599

Total fair value of equity instruments issued to Sizzle shareholders	43,998,710

Fair value of identifiable net assets of Sizzle:
Cash and cash equivalent	9,835,289
Proceeds from trust account attributable to not redeemed shares held by Empery	(8,819,744)
Accrued offering costs and expenses	(11,979,192)
Excise tax payable	(1,630,890)
Deferred underwriters fee	(8,150,000)
Income tax payable	(675,442)
Promissory note – related party	(1,459,437)
Listed warrants	(919,150)
Fair value of identifiable net assets of Sizzle at 29 February 2024	(23,798,566)

IFRS 2 listing expense	67,797,276

31.	FINANCIAL INSTRUMENTS (RESTATED)

a)	Significant accounting policies

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

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorises fair value measurements into once of three possible levels based on the lowest level input that is significant to the measurement can be categorised into as follows:

●	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

●	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3 – Measurements based on unobservable inputs for the asset or liability.

Set out below is an overview of financial assets and liabilities recorded in the financial statements held by the Group as at 30 June 2024:

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Financial assets	-	-	5,000,000	5,000,000
Total assets recognised at fair value	-	-	5,000,000	5,000,000

Financial liabilities (restated)
Warrants liability	2,340,413	35,523,651	-	37,864,064
Total liabilities recognised at fair value	2,340,413	35,523,651	-	37,864,064

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

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2024 AND 2023

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2023:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	94,149	-	-
Total current assets	94,149	-	-
Total assets	94,149	-	-

Financial liabilities
Trade and other payables	3,203,646	-	-
Total current liabilities	3,203,646	-	-
Total liabilities	3,203,646	-	-

32.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	30 June 2024%	30 June 2023%
Parent
Critical Metals Corp	British Virgin Islands
Subsidiaries
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
Sizzle Acquisition Corp	USA	100	-

33.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	2024 $	2023 $
Short-term employee benefits	296,978	104,574
	296,978	104,574

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

During the year ended 30 June 2023 no equity instruments were issued to Key management personnel.

34.	EVENTS AFTER THE REPORTING PERIOD (RESTATED)

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