Form 20-F
period 2025-06-30
Critical Metals Corp.
filed 2025-10-06
CIK 1951089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

On June 30, 2025, the issuer had 104,912,853 ordinary shares, par value $0.001 per share, outstanding.

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

On February 27, 2024 (the “Closing Date”), we consummated the transaction contemplated by the business combination agreement, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023 and November 17, 2023 (the “Merger Agreement”), by and among the Company, CM Sub Corp. (previously Sizzle Acquisition Corp.), a Delaware corporation (“Sizzle”), European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”).

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

Our estimates and forward-looking statements may be influenced by factors including:

●	the benefits of the Business Combination;

●	the future financial and business performance of the Company and its subsidiaries;

●	the commercial success of mineral properties under development by the Company, including the Tanbreez Project and the Wolfsberg Project;

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	commodity prices of the rare Earth minerals produced by the Company’s assets;

●	competition in the mining industry, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;

●	acquisitions, expansion projects and other plans and opportunities;

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions; and

●	the other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 1.

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

Summary of Certain Risk Factors

You should consider all the information contained in this Annual Report in deciding how to vote for the proposals presented in this Annual Report. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 3. Such risks include, but are not limited to:

●	Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

●	Our business operates in the mining exploration and evaluation industry. The Tanbreez Project in Greenland and the Wolfsberg Project in Austria are at the exploration and evaluation stage, and there are no guarantees that subsequent development of these projects into operating mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

●	Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our activities.

●	Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar of what other companies in our industry have experienced following the announcement of such agreements.

●	We may seek to raise additional funds through equity or debt financing, joint ventures, production sharing arrangements, grants or facilities available under the Defense Production Act, financing opportunities from the U.S. Export-Import Bank (“U.S. Ex-Im”) which includes but is not limited to loans in direct support of the recently-created Supply Chain Resiliency Initiative and/or under the Make More in America rubric, financing opportunities from the European Investment Bank (“EIB”) and/or other means. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

●	The industry in which we operate is subject to domestic and global competition. We have no influence or control over the activities or actions of our competitors, which activities or actions may negatively affect the operating and financial performance of our projects and business.

●	Our current management has limited experience operating a U.S. public company and the recruitment of some of our new management team with experience in operating a U.S. public company has been delayed pending us raising additional capital.

●	We are now incurring significant increased expenses and administrative burdens now that we are a public company, which could have an adverse effect on our business, financial condition and results of operations.

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

●	We have concluded that there are significant deficiencies in our internal control over financial reporting related to segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs and we cannot assure you that additional sufficient deficiencies will not be identified in the future. These significant deficiencies may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

●	Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.

●	The requirements of being a public company in the U.S. may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

●	The further development of the Tanbreez Project, Wolfsberg Project and at other locations is dependent on a number of factors, many of which are beyond our control. If we commence production at either of our projects, our operations may be disrupted by a variety of risks and hazards that could have a material adverse effect on our future operating costs, financial condition and ability to develop and operate a mine.

●	Our resource estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our future plans, which may, in turn, adversely affect our operations.

●	We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

●	We do not expect to declare any dividends in the foreseeable future.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

●	If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the price and trading volume of our securities could decline.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise may dilute our current stockholders and may and have a negative impact on the market price of our ordinary shares.

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

We have incurred losses after income tax of $51.9 million and $139.4 million for the year ended June 30, 2025 and the year ended June 30, 2024, respectively. As of June 30, 2025, we had net cash outflows from operating activities of $14.5 million, a working capital deficit (excluding liabilities that will be settled in CRML shares) of $15.6 million and cash on hand of $7.3 million. Until commercial production is achieved from the Tanbreez Project and the Wolfsberg Project, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop the assets of our planned projects.

During the year ended June 30, 2025 we received funds of $24.55 million from the PIPE Financing and $2,000,000 from the exercise of Private Warrants held by the Empery Funds (as defined below). We used proceeds from the PIPE Financing and exercise of the Private Warrants held by the Empery Funds to fund exploration expenditures at our exploration projects and for general working capital purposes.

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

If we are unable to obtain additional financing on favorable terms, as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, evaluation, as well as any subsequent development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

In addition, certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

●	adverse economic conditions, including inflationary factors and recessionary fears;

●	adverse general capital market conditions, including rising interest rates;

●	low prices of lithium hydroxide, carbonate and spodumene;

●	low prices of some or all of the relevant HREEs and/or other critical metals and minerals;

●	poor performance and health of the HREE industry, the lithium industry, and/or mining industries in general;

●	bankruptcy or financial distress of unrelated companies who extract, process, and/or market HREEs or lithium;

●	significant decrease in the demand for lithium and/or HREEs;

●	delays and/or disruptions in potential investments or funding in our industry by the U.S. Import-Export Bank, U.S. Department of Defense, or the U.S. National Energy Dominance Council; or

●	adverse regulatory actions that affect our exploration and construction plans or the use of lithium, critical metals or rare earths generally.

The mining industry is capital intensive, and we may be unable to fund our capital requirements or meet contractual commitments.

Mining requires a substantial amount of capital in order to identify and delineate mineral reserves and mineral resources through geological mapping and drilling, to identify geological features that may prevent or restrict the extraction of ore, to construct mining and processing facilities, expand production capacity (including by sinking or deepening existing shafts), to replenish reserves, to purchase, maintain and improve assets, equipment and infrastructure, to comply with legal or regulatory requirements or industry standards as well as to meet unexpected liabilities. For example, the Company commenced a 2000-meter resource diamond drilling program at the Tanbreez Project site in July 2025, which program is intended to increase the size of the current mineral resource estimate in order to expedite the finalization of the bankable feasibility study. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. We expect to materially increase our capital expenditures to support the growth in our business and operations. Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures we will not achieve the targets set forth in our business plan or be able to develop future capital projects. If we are unable to fund our planned capital expenditure projects as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, we may no longer be able to complete existing capital projects. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect our results of operations or financial condition.

Our business operates in the mining exploration and evaluation industry. The Tanbreez Project and the Wolfsberg Project are each at the exploration and evaluation stage, and there are no guarantees that further development of these projects into mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our activities in the short, medium or long term.

We are engaged in the business of exploring and evaluating mineral properties with the intention of locating economic deposits of HREEs and/or other minerals. We have declared mineral resources related to the Tanbreez Project and the Wolfsberg Project but have not yet begun to extract mineral from any of our properties. Accordingly, we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration, evaluation and subsequent development of other economic deposits of minerals, each of which is subject to numerous risk factors.

Further, we cannot assure you that any of our property interests can be commercially mined or that our ongoing exploration programs will result in profitable commercial mining operations. The exploration and evaluation of mineral deposits involves a high degree of financial risk over a significant period of time which may or may not be eliminated through a combination of careful evaluation, experience and skilled management. Few properties which are explored are ultimately developed into producing mines. Major expenses will be required to construct mining and processing facilities and to establish additional reserves. The profitability of our operations will be, in part, directly related to the cost and success of our exploration and evaluation programs which may be affected by a number of factors. Additional expenditures are required to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

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

We have not realized any revenues to date from the sale of HREEs, lithium or any other critical minerals mined from our properties, and our operating cash flow needs have been financed primarily through the issuances of debt and equity raises and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

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

Our ability to (i) recover carrying values of our assets, (ii) acquire additional lithium, critical minerals or rare earths exploration and evaluation projects, (iii) continue with further exploration and evaluation of existing properties and projects and (iv) potential commercialization of lithium hydroxide at the Wolfsberg Project ultimately depends on our ability to generate revenues, achieve and maintain profitability and generate positive cash flow from our operations. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

●	a significant, prolonged decrease in the market price of HREEs, lithium concentrate, lithium hydroxide and other critical metals and minerals;

●	difficulty in marketing, selling, and/or entering into long term offtake agreements for HREEs, lithium or lithium hydroxide;

●	significantly higher than expected capital costs to construct our mine;

●	significantly higher than expected extraction costs;

●	significantly lower volumes than expected HREE or lithium extraction;

●	significantly lower recovery of HREE or lithium;

●	significantly lower than expected grade of various HREEs or lithium concentrate;

●	significant delays, reductions or stoppages of mineral extraction activities;

●	difficulty or delays constructing any export facilities, refining and processing plants, magnetic separation technology, and other forms of on-site infrastructure needed after extraction of HREEs or lithium from our projects;

●	shortages of adequate and skilled labor or a significant increase in labor costs;

●	acts of God, epidemics or pandemics, earthquakes, fire, lightning, ice, fog, storms, cyclones and landslides; perils of the sea, delays relating to demurrage and other force majeure events in the critical metals and mining markets;

●	industrial action of an individual or an industry wide nature, lockout;

●	accidents and damage to our mines and processing plants;

●	insufficiency of supplies or transportation, non-availability of charter parties of suitable vessels for the transportation of workers or material;

●	interference caused by war, insurrection, acts of terrorism, acts of foreign enemies, riots and civil commotions, embargos or native title claims;

●	actions and measures of protesters (e.g. blockages) which inhibit (i) the works at our mines or related operations or (ii) the transport to or from our mines or processing plants as well as injunctions which stop the performance of works;

●	acts of intervention of constituted authorities, including government; sanctions;

●	the introduction of significantly more stringent regulatory laws and regulations; and

●	delays in the availability of construction equipment.

Our future mining and processing of HREEs and/or lithium, as well as the associated manufacturing activities, may change as a result of any one or more of these risks and uncertainties. We cannot assure you that any deposit from which we extract mineralized materials will result in achieving and maintaining profitability and developing positive cash flows.

We are substantially dependent on the continued growth of the demand for specialty magnets, aircraft avionics, missile guidance systems, drone components, other advanced weapons systems, the electric vehicle industry and other industries focused on the transition toward next-generation technology in environmental, commercial and government applications.

For the Tanbreez Project, our goal is to explore and to develop the Tanbreez rare earths deposit, located in Southern Greenland, to become a reliable western world (non-PRC linked) supplier of rare earths and other critical metals and minerals to advance the transition toward next generation technology in environmental, commercial and government applications. The market for such technologies is relatively new, rapidly evolving, and could be affected by numerous external factors including, but not limited to:

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

We aim to be one of a few producers of a range of HREEs, critical metals, critical minerals and performance lithium compounds that are a critical input in current and next generation high energy density batteries used in electric vehicle applications. For the lithium-based products, our growth is dependent upon the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and results of operations will be affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

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

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target both civilian and military off-take customers and convert such contacts into meaningful orders or expand on current customer relationships. We do not currently have any revenue or definitive off-take or sales agreements with customers in place, other than our lithium Offtake Agreement with BMW. On August 26, 2025, we entered into a letter of intent for an offtake agreement with Ucore Rare Metals Inc. (“Ucore”) for rare earth concentrate from the Tanbreez Project, but there can be no guarantee that we will enter into a binding agreement with Ucore on terms favorable to the Company or at all. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

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

Changes in demand signals, macro-economic trends, technology preferences for particular types of permanent magnets or other developments could adversely affect demand for HREEs and/or lithium compounds or result in preferences for substitute products.

Demand and market dynamics for HREEs, particularly demand by the U.S. Government and NATO for HREEs mined and developed outside of China, are evolving and unpredictable. Supply and demand for particular HREEs remain unclear and are often based on factors outside of our control.

Similarly, lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. For example, current and future high energy density batteries for use in electric vehicles will rely on lithium compounds as a critical input. The pace of advances in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds (such as sulfur and aluminum), the acceptance of hydrogen fuel cells in transport applications or a delay in the development and adoption of future high nickel battery technologies that utilize lithium hydroxide could significantly impact our prospects and future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive, some of which could be less reliant on lithium hydroxide or other lithium compounds. Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift. Our investment in our research and development infrastructure may not lead to marketable products. Additionally, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to lithium-based battery systems or improvements on existing lithium-based battery systems that would render our products obsolete or less marketable. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

Our possible future revenues will be mainly derived from the sale of minerals extracted from our Tanbreez and Wolfsberg projects, including a range of HREEs, lithium hydroxide, and their respective byproducts. Consequently, our success largely depends on long term market prices for HREEs, lithium and associated byproducts remaining higher than our realized costs on any future production.

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

When compared to many industrial and commercial operations, mining exploration and evaluation projects are high risk and subject to uncertainties. Each mineral resource is unique and the nature of the mineralization, and the occurrence and grades of the minerals found in our Tanbreez and Wolfsberg projects, as well as their behavior during mining, can never be wholly predicted. Our mineral resource estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate and changes in operating and capital costs may render mineral resources uneconomic to mine.

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

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

●	our ability to purchase, obtain leases on or obtain options on properties;

●	our ability to identify and acquire new exploration prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for HREEs, lithium, and other critical metals based products and byproducts;

●	our ability to successfully complete construction projects on time and within budget;

●	our access to capital and our ability to raise capital to fund our operations; and

●	our ability to enter into agreements for the sale of lithium rare earths and other critical metals based products and byproducts.

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

There can be no assurance that we will deliver a definitive feasibility study that supports the economic viability of the Tanbreez Project moving forward or that the assumptions used in the definitive feasibility study to underpin the viability of the Tanbreez Project will remain true and correct in the future.

The Tanbreez Project is in the advanced exploration stage, and our planned principal operations have not commenced. There is currently no commercial production on our project area and we have not yet completed a definitive feasibility study for the Tanbreez Project. We expect to complete a definitive feasibility study for the Tanbreez Project by the end of 2025, but we could experience delays. Until that time, we cannot be confident that the mine will operate profitably. We have conducted preliminary drilling programs, which have returned positive results. However, results obtained from preliminary drilling programs are inherently less certain than data from a definitive feasibility study.

The business of exploring minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing profitable mining operations. In developing its mineral deposits, we will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive definitive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Additional potential problems that may prevent us from discovering any reserves of minerals on our project include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable. In addition, the estimation of mineral resources (as well as mineral reserves) is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

We cannot assure you that the definitive feasibility study, if completed, will identify economically extractable minerals, nor can we make assurances regarding the quantity or grade of any mineralization we seek to extract. Our exploration prospects may not contain any reserves, and any funds spent on feasibility studies and exploration may be lost. Even for the mineral resource reported on the preliminary feasibility study, any quantity or grade of indicated resource must be considered as estimates only until the project is in operation. We do not know with certainty that economically recoverable HREEs exist on the Tanbreez Project area.

In addition, if the commodity prices change or there is a material change in ore parameter quality, grade and concentrate, recoveries may vary over the 28 years expected initial life of mine and could affect the project economics and viability of our properties.

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

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian Ukraine conflict and the Middle East, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business.

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

Our business may be adversely affected by force majeure events outside our control, including labor unrest, civil disorder, war, geopolitical turmoil, subversive activities or sabotage, extreme weather conditions, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on our operating performance. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional and local economies and increase the difficulty of modeling market conditions, potentially reducing the accuracy of our financial projections. Under these circumstances, we may have difficulty achieving our objectives which may adversely impact performance. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of business partners, sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment and other factors affecting our value.

A widespread crisis or pandemic may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these events could have significant impact on our performance, resulting in losses.

Our current management has limited experience operating a U.S. public company and the recruitment of some of our new management with experience in operating a U.S. public company has been delayed pending us raising additional capital.

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

Risks Related to Legal, Compliance and Regulations

We will be required to obtain government regulatory permits and approvals to conduct exploration and evaluation and subsequent development and mining operations, a process which is often costly and time-consuming. There is no certainty that all necessary permits and approvals for our planned operations will be granted.

We are required to obtain and renew governmental permits and approvals in addition to the license for further exploration and evaluation activities. Prior to any mining, construction, or on-ground disturbance activity, we are required to obtain additional governmental permits and approvals, some of which are under application with relevant government regulators. Obtaining and renewing any of these governmental permits is a complex, time-consuming and uncertain process involving numerous jurisdictions, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of approval requirements administered by the applicable governmental authority as well as the time required for, and the outcome of, environmental impact assessment proceedings in Austria and extension of the exclusive license for exploitation of rare earths minerals for the Tanbreez Project in Greenland.

We may not be able to obtain or renew permits or approvals that are necessary to our planned operations, or we may discover that the cost and time required to obtain or renew such permits and approvals exceeds our expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay our planned exploration and evaluation as well as any subsequent development and mining operations, which in turn could materially adversely affect our prospects, revenues and profitability. In addition, our prospects may be adversely affected by the revocation or suspension of permits or by changes in the scope or conditions to use of any permits obtained.

For example, in addition to the permits that we have been issued to date, we are required to obtain other permits and approvals before construction or operations related to construction mining, mineral processing and chemical manufacturing.

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

Our operations are subject to compliance with various environmental, health and safety laws, regulations, permitting requirements and standards in Greenland, Austria, and Saudi Arabia.

We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If our noncompliance with such regulations were to result in the release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

We also could be liable for any environmental contamination at, under or released from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Some environmental laws hold all parties strictly liable for hazardous substance releases at properties or sites, regardless of fault or whether the original actions were legal. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

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

Additionally, due to the nature of our operations, our employees and contractors are exposed to varying degrees of risk in the workplace. These risks may include exposure to dangerous situations, machinery or materials and/or health hazards and have the potential to result in disease, personal injury or death. We are responsible for the health, safety and security of our employees (including third-party personnel) working at sites and persons who are not employed by us but may be directly affected by our operations under our management and, accordingly, must implement adequate health and safety systems and procedures. Health and safety incidents can result in loss of life, losses and liabilities, work stoppages, serious damage to equipment or property or environmental damage. These risk factors can, singularly or in combination, have a material effect on our reputation, results of operations and financial condition. In the event of disease, injury or death arising out of the negligence of an employer or its employees, a risk of criminal and, in certain circumstances, civil litigation exists. In the case of a work-related fatality, an employer may be subjected to criminal charges in a court of law. Furthermore, such incidents can result in violations of various health and safety laws and regulations that could have a material adverse effect on our results of operations, financial condition and/or prospects.

The impact of climate change may adversely affect our operations and/or result in increased costs to comply with changes in regulations.

Climate change is an international and community concern which may directly or indirectly affect our business and current and future activities. The continuing rise in global average temperatures has created varying changes to regional climates across the world and extreme weather events have the potential to delay or hinder our exploration activities at our mineral projects, and to delay or cease operations at any future mine. This may require us to make additional expenditures to mitigate the impact of such events which may materially and adversely increase our costs and/or reduce production at a future mining operation. Governments at all levels are amending or enacting additional legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency, or where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. As a significant emitter of greenhouse gas emissions, the mining industry is particularly exposed to such regulations. Compliance with such legislation, including the associated costs, may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration, evaluation and any future development and mining operations.

Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption in the delivery of essential commodities, then production efficiency may be reduced, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business will be subject to the imposition of tariffs and other trade barriers, which may make it more costly for us to export our minerals to the imposing country. If we experience cost increases as a result of existing or future tariffs and are unable to pass on such additional costs to our customers, or otherwise mitigate the costs, or if demand for our exported minerals decreases due to the higher cost, our business, prospects, financial condition, results of operations and cash flows may be materially and adversely affected.

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

We are subject to risks from legal and arbitration proceedings, including those related to the GEM Agreements, that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities. We may not be insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition, results of operations and prospects. Additionally, the significant increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

We are currently involved in arbitration proceedings with the Gem Global Yield LLC SCS (together with its affiliates, the “GEM Investor”) related to the Share Purchase Agreement, dated July 4, 2023 (together with the GEM Letter Agreements (as defined below) the “GEM Agreements”). The GEM Agreements permit the draw down up to $125 million of gross proceeds in exchange for the issuance of ordinary shares on the terms and conditions set forth in the GEM Agreements. At the time we entered into the GEM Agreement in connection with the closing of the Business Combination, we issued 122,549 ordinary shares to the GEM Investor as a “commitment fee,” as well as warrants to purchase 1,814,797 ordinary shares (which we refer to as the “GEM Warrant”). In addition, in connection with the closing of the Business Combination, we entered into a letter agreement (the “First Letter Agreement”) with the GEM Investor and GYBL, pursuant to which, in exchange for certain commitments from the GEM Investor, the GEM Investor was granted the option to sell the commitment fee shares back to us for $1.875 million on the 61st day following the closing of the Business Combination (the “Commitment Fee Put Amount”). In addition, under the First Letter Agreement the GEM Investor was granted the right to purchase the GEM Warrant on the one-year anniversary of the closing of the Business Combination from GEM Global in exchange for a number of ordinary shares having a value equal to $27,200,000. On April 29, 2024, we, GEM Global and GYBL entered into a second letter agreement (the “Second Letter Agreement”) pursuant to which, among other things, we were granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Business Combination. On September 27, 2024, we, GEM Global and GYBL entered into a third letter agreement (the “Third Letter Agreement” and together with the First Letter Agreement and the Second Letter Agreement, the “GEM Letter Agreements”), pursuant to which, among other things, we agreed to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a cash payment of $3,500,000 following the consummation of a capital raising transaction, which amount would incur interest at a 10% annual rate. On February 7, 2025 we completed a capital raising transaction. On February 27, 2025 the GEM Investor exercised its right to require us to purchase the GEM Warrant for an amount of ordinary shares having a value equal to $27,200,000. As of the date of this report, we have not made the cash payment described above or issued the ordinary shares to repurchase the GEM Warrant since we are involved in arbitration proceedings with the GEM Investor. In connection with the arbitration we have made certain counterclaims concerning actions taken by the GEM Investor under the GEM Agreement. We cannot predict the outcome of this arbitration, and as a result we may be required to pay all or a portion of the $3,500,000 and/or issue a material amount of ordinary shares to repurchase the GEM Warrant, in each case plus interest.

The outcomes of pending or potential future legal and arbitration proceedings, including those related to the GEM Agreements described above, are difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments or issue a material amount of our ordinary shares, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects, even if ultimately resolved in our favor.

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

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged, resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events.

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

Operating Risks

The development of mining operations at the Tanbreez Project in Greenland and the Wolfsberg Project in Austria is dependent on a number of factors, many of which are beyond our control. If we commence production at the Tanbreez Project and the Wolfsberg Project, our operations may be disrupted by a variety of risks and hazards that could have a material adverse effect on our future operating costs, financial condition and ability to develop and operate a mine.

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

We remain at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents. Any such incident could have a material adverse effect on our business, operating results and financial condition. Seismic activity is of particular concern in the underground mining environment. Seismic events have intermittently in the past caused death and injury to workers and can result in safety-related stoppages. Additionally, seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

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

Although we have an insurance program, we may become subject to liability for pollution, occupational illness or other hazards against which we have not been insured, cannot insure or are insufficiently insured, including those relating to future mining activities. Our existing property and liability insurance contain specific exclusions and limitations on coverage. Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Risks Related to Our Projected Mining Operations

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and future development activities may not result in profitable mining operations.

The actual operating costs at any mineral project that we are able to develop into an operating mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in mineralization recovery and mining rates from those assumed in any mining plan that may be generated, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at any such future mine may be significantly higher than those forth in the applicable Technical Report Summary and will use as a basis for construction of a mine. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in such report and any future development activities may not result in profitable mining operations.

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

Our resource estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our further exploration and any future development and mining plans, which may, in turn, adversely affect our operations.

Estimated mineral resources (and mineral reserves) may have to be recalculated based on changes in commodity prices, further exploration or subsequent development activity, loss or change in permits or actual production experience. Such changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. The extent to which our mineral resources may ultimately be reclassified as mineral reserves depends on the demonstration of their profitable recovery and economic mineability. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves.

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

Risk Related to our Structure and Regulatory Matters

European Lithium is listed on the Australian Securities Exchange, which could divert our management’s time and resources away from our exploration efforts. We may face claims and liability for breaches, or alleged breaches, of Australian regulations and other applicable laws.

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

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, we are permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain Nasdaq listing requirements. We have the option to rely on available exemptions under the Listing Rules that would allow us to follow home country practice, including, among other things, the ability to opt out of (i) the requirement that the Board be comprised of a majority independent directors, (ii) the requirement that our independent directors meet regularly in executive sessions and (iii) the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans.

We have elected to follow certain home country rules. Accordingly, our shareholders may receive less or different information about us than they would receive about a U.S. domestic public company, and our shareholders may not have the ability to vote on or approve certain transactions that are typical of a U.S. domestic public company. Please see “Item 16G. Corporate Governance” for additional information.

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

In connection with the audit of our consolidated financial statements for the years ended June 30, 2025 and 2024, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The significant deficiencies related to the following:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to ensure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review of the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments, including private warrants.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

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

In the course of auditing the consolidated financial statements for the years ended June 30, 2025, we and our independent registered public accounting firm identified six significant deficiencies in the internal control over financial reporting as of June 30, 2025, in accordance with the standards established by the PCAOB. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the financial reporting. These significant deficiencies relate to the segregation of duties, related party transactions, accounting for accounts payable and accrued expenses, income tax provision and related disclosures, accounting for complex financial instruments, and cybersecurity programs. We aim to take certain measures by hiring additional personnel and implement policies and procedures to remediate the identified significant deficiencies, although no assurance can be given as to whether these steps will be sufficient. The implementation of these improvements may increase our administrative expenses. To the extent these steps are not successful, we could be forced to incur additional expenses and require more of management’s time.

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

As of the date hereof, we have outstanding warrants to purchase an aggregate of 15,692,881 Ordinary Shares consisting of (i) warrants to purchase 7,673,484 Ordinary Shares, which were assumed by the Company at the closing of the Business Combination, each with an exercise price of $11.50 per share (the “Public Warrants”), (ii) warrants to purchase 1,000,000 Ordinary Shares issued to certain funds affiliated with Empery Asset Management, LP, with an exercise price of $7.00 per share (subject to further adjustments) and expiring on June 18, 2029 (the “Empery Warrants”), (iii) warrants to purchase 1,814,797 Ordinary Shares issued to the GEM Investor, with an exercise price of $7.00 per share (subject to further adjustments) and expiring on February 27, 2027 the (“GEM Warrants”), and (iv) warrants to purchase 4,910,000 Ordinary Shares issued to the PIPE Investors and 294,600 warrants to brokers, both with an exercise price of $7.00 per share (subject to further adjustments) and expiring on June 18, 2029 (the “PIPE Warrants” and, together with the Public Warrants, Empery Warrants, and the GEM Warrants, the “Warrants”). Each Warrant entitles the holder thereof to purchase one ordinary share at the applicable exercise price of such Warrant. We believe that the likelihood that Warrant holders determine to exercise their Warrants is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the applicable exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be unlikely to exercise any of their Warrants. Conversely, we believe the Warrant holders are more likely to exercise their Warrants the higher the price of our ordinary shares Is above the applicable exercise price of such Warrants. To the extent the Warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our ordinary shares.

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

Certain of our securityholders can sell, under a registration statement that we have filed with the SEC, up to 100,312,567 ordinary shares, constituting approximately 74% of the 106,900,304 ordinary shares outstanding on September 24, 2025 on a fully diluted basis (assuming and after giving effect to (x) the issuance of 15,692,881 ordinary shares upon exercise of all outstanding warrants and (y) the issuance of 12,500,000 ordinary shares pursuant to the GEM Agreement) as of June 30, 2025. The sale of all or a portion of such securities could result in a significant decline in the public trading price of our securities. The resale, or expected or potential resale, of a substantial number of shares of our ordinary shares in the public market could occur at any time. Such sales, or the perception that such sales could occur, could adversely affect the market price for our ordinary shares and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of t

Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise may dilute our current stockholders and may and have a negative impact on the market price of our ordinary shares.

Our existing cash and cash equivalents may not be sufficient to meet our working capital needs in the future. Further, our estimates may prove to be inaccurate, and we could spend our capital resources faster than we currently expect. Additionally, changing circumstances, some of which may be beyond our control, could also cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned. Accordingly, we expect to issue additional shares in the future to fund our operations and working capital needs, which may result in dilution to other shareholders.

In addition, we have granted equity awards to employees, directors, and consultants under our share incentive plans and we may do so in the future. We also expect to raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. We have elected to comply with the Nasdaq home country corporate governance rules applicable to foreign private issuers, which means that we follow certain corporate governance rules that conform to requirements of the British Virgin Islands in lieu of many of the Nasdaq corporate governance rules. For example, among other things, we have opted out of the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Please see “Item 16G. Corporate Governance.”

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

Although we are incorporated in the British Virgin Islands and a UK tax resident, the U.S. Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as a result of the Business Combination. For U.S. federal income tax purposes, a corporation is generally classified as a U.S. (or “domestic”) corporation if it is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia. Because the Company is not so created or organized (but is instead incorporated only in the British Virgin Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. (or “domestic”) corporation) under these general rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under non-U.S. law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

We are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, is subject to detailed rules regulations (the application of which is uncertain in various respects and could be impacted by changes in such rules and regulations with possible retroactive effect), there can be no assurance that the IRS will not challenge our status as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court. In addition, our U.S. counsel expresses no opinion as to the status of the Company as a foreign corporation under Section 7874 of the Code.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us and our direct and indirect subsidiaries (the “Company Group” or the “Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, in the aggregate, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation.. Moreover, regardless of whether we are a CFC, if the Company Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are treated as a CFC pursuant to a “downward attribution” rule under current law. The Company Group currently includes a U.S. subsidiary. This rule, however, will cease to apply to treat such non-U.S. subsidiaries as CFCs for taxable years beginning after December 31, 2025.

If we or any of our non-U.S. subsidiaries is a CFC, “United States shareholders” will be subject to adverse income inclusion and reporting requirements with respect to such CFC. No assurance can be provided that we will assist holders in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a is treated as a “United States shareholder” with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax payment obligations with respect to such CFCs.

U.S. investors may suffer adverse U.S. federal income tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (which generally includes interest, dividends, rents and royalties (other than certain rents or derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (ordinarily based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. As of the date hereof, we have not made a determination as to our PFIC status for our most recent taxable year or any other taxable year. Thus, no assurance can be given as to whether we were a PFIC for our recently ended taxable year or any other taxable year. Thus, no assurance can be given as to whether we were a PFIC for our most recently ended taxable year or whether we will be a PFIC in our current taxable year or for any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during a U.S. Holder’s (as defined in the section of this Annual Report entitled “Material U.S. Federal Income Tax Considerations”) holding period for our ordinary shares, such U.S. Holder may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder is eligible for and timely makes one of the elections available under the Code (which such election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. There can be no assurance that we will have timely knowledge of its status as a PFIC in any taxable year or that we will timely provide information that would be required in order for a U.S. Holder to make any such election. For a further discussion, see “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” U.S. investors are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and their investment in our ordinary shares.

Item 4. Information on the Company.

A.	History and Development of the Company

We are a leading mining evaluation and exploration company focused on HREEs, critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. At the closing of our Business Combination, our efforts were solely focused on the exploration and evaluation of our wholly owned Wolfsberg Lithium Project (the “Wolfsberg Project”) located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we held additional Austrian projects, including the 20% interest European Lithium transferred to us at the Closing of the Business Combination (which was February 27, 2024). On June 5, 2024, we announced an agreement to acquire an interest in the Tanbreez Green Rare Earth Mine (the “Tanbreez Project”). The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply heavy rare earth elements (“HREEs”) to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry.

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

Overview

We are a mining exploration and evaluation company focused on critical metals and minerals and producing strategic products essential to (i) the production of magnets for consumer and national defense-related purposes and (ii) electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our main efforts are focused on the exploration and evaluation of the Tanbreez Projected located in Greenland as well as the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects (each as defined below), which was previously held by European Lithium immediately prior to the closing of the Business Combination, and a 42% interest in the Tanbreez Project in Southern Greenland. The Tanbreez Project in Greenland and the Wolfsberg Project in Austria are currently at the exploration and evaluation stage. Please see the sections entitled “—Description of the Wolfsberg Project”, “—The Weinebene and Eastern Alps Projects” and “Description of the Tanbreez Project” for additional information on the projects, respectively.

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

More specifically, the Tanbreez Rare Earth Project is one of the world’s largest hard rock rare earth elements (“REE”) deposits, located in southern Greenland near the town of Quaqortoq. The project is notable for its high concentration of heavy rare earth elements (“HREEs”), which are critical for high-tech applications, clean energy, and defence industries. Unlike other major REE deposits, Tanbreez contains very low levels of uranium and thorium, making it more environmentally and politically viable.

●	Deposit Type: Kakortokite (a layered igneous rock rich in HREEs)

●	Kakortokite Estimate: -4.7 billion tonnes of REE-bearing mineralisation

●	Heavy REE Content: -27% of Total Rare Earth Oxides (TREO)

●	Uranium & Thorium: Extremely low (avoiding nuclear regulatory issues)

●	Location: Near Quaqortoq, southern Greenland, near a nearly finalized new international airport.

●	The distance is only 12kms from the Tanbreez deposit to near Quaqortoq

●	No ice or permafrost, temperature ranges from -5°C to 15°C which allows for all year mining

●	Mining exploitation license granted for initial 500,000 tonnes per annum

●	Deep water (70m) from edge of deposit to allow Pana-Max ships to easily access ore body

●	There is no need for a port, Critical Metals Corp expects to leverage a maneuverable floating dock

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

We are aiming to commence spodumene production at the Wolfsberg Project in 2028 or 2029, subject to funding, relevant approvals by the Austrian government and the recovery of commodity prices for lithium and lithium products. Please see the section entitled “Risk Factors,” including “Risk Factors — Operating Risks” for a description of risks related to the Wolfsberg Project.

History and Development of the Tanbreez Project

The discovery of uranium at the northern end of the Tanbreez Project intrusion in the 1950’s resulted in two groups intensely exploring from 1960 to 1980. In the north, outside the current license, the Danish government was exploring for uranium and a cryolite mining company in the south, was exploring the eudialyte. This spurred on much activity, hundreds of papers, books, comparison with the large eudialyte deposits on the Kola Peninsula at Lovozero and Khibina. After the Danish government decided against going nuclear and the cryolite company decided to halt its zirconium research the exploration faded away in the 1970s.

Eudialyte Exploration 1985 to the Present

Exploration of the zirconium-rich kakortokites continued in 1985, when the Danish company A/S Carl Nielsen obtained an exclusive license to carry out exploration centered around the exposed kakortokites and the adjacent marginal pegmatite in the southern part of the complex. The thickest layer of red kakortokite, layer +16, was examined in two drill holes in 1986. During 1987, potentially economic eudialyte-rich parts of the marginal pegmatite, kakortokites and Naujaites within the concession area were mapped and sampled, and samples of the marginal pegmatite were metallurgically tested.

In 1987, the Canadian company Highwood Resources Ltd. was granted permission to explore areas be-ween the fjords Tunulliarfik and Kangerluarsuk and carried out bulk sampling and drilling to test the feasibility of exploitation of eudialyte-rich rocks. This company was joined by Platinova Resources Ltd. and Aber Resources Ltd. In 1988 this group and A/S Carl Nielsen formed a joint venture, combining their mineral licenses. The main target was the exposed kakortokites, minor targets were the marginal pegmatites in the southern part of the complex. The joint venture co-operation was continued in 1990 with extensive drilling programs and metallurgical testing of potential ores from the southern part of the complex. At the end of this activity the Canadian partners and the Danish participants went through a period of restructuring resulting in Highwood Resources taking over all interests in the prospect at the end of 1992.

In 1992 the Danish company Mineral Development International A/S (MDI) obtained the exclusive right to explore the sodalite-rich Naujaites in the northern part of the complex. The aim was to investigate the possibilities of using sodalite as raw material to produce synthetic zeolites.

Several research projects involving colleagues from other countries have been supported by various foundations. The Danish Natural Science Research Council supported a Canadian Danish project aiming at a comparison of the mineralogy of Mont Saint-Hilaire, Quebec, with the Narssârssuk mineral occurrence associated with the Igaliko Complex, South Greenland, and the Ilímaussaq complex. The Danish company First Development International A/S in 1993 supported a Danish–Russian project consisting of an examination of the drill cores from the 1977 drilling program kept at the Risø National Laboratory. The aim was to find some of the water-soluble minerals discovered in the Khibina and Lovozero complexes. The drill cores are rich in villiaumite, but holes in the samples indicate that other water-soluble minerals have been dissolved during and after drilling. Only one of the Kola minerals was discovered, natrophosphate.

In 1994–1997 INTAS (International Association for the Promotion of Co-operation with Scientists from the Independent States of the Former Soviet Union) supported a Danish–French Russian Spanish research co-operation with the purpose of promoting comparative studies of the mineralogy of agpaitic nepheline syenites in Ilímaussaq, the Khibina and Lovozero complexes of the Kola Peninsula, and the Tamazeght complex, Morocco. Field work was carried out in Ilímaussaq in 1994, in Khibina and Lovozero in 1997 and in Tamazeght in 1999.

The Danish Natural Science Research Council in 1997 supported an Austrian Danish research project with the purpose of studying pegmatites and hydrothermal veins and the relations to their country rocks in the Ilímaussaq complex and at the Narssârssuk mineral locality associated with the Igaliko Complex in South Greenland.

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

Overview of our Projects

The Tanbreez Project

The Tanbreez Project is located in Southern Greenland.

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

Tanbreez 2025 Resource drilling Contractors and Company Geologists

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

Tanbreez Project Geological Map and MRE Resource locations

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

On August 15, 2023, EUR announced it had received a grant of new mining licenses and extensions for the Wolfsberg Project located in a new mining field called Barbara. The grant of new licenses and extensions grows the Wolfsberg Project to a total of 20 licenses, nearly doubling the footprint for the underground mining operations. Currently, we hold 22 original and 32 overlapping exploration licenses covering Zones 1 and 2 of the Wolfsberg Project. All exploration licenses have been extended by the Austrian Mining Authority. We also hold a mining license that covers 20 mining areas until December 31, 2025. The mining license can be renewed on an ongoing basis provided its conditions are maintained. Please see the section entitled “Description of the Wolfsberg Project” for additional information on the Wolfsberg Project.

Exploration and Evaluation

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

See the section entitled “Description of the Wolfsberg Project — Exploration and Drilling Activity” and Section 7 of the Technical Report Summary related to the Wolfsberg Project (the “Wolfsberg Technical Report Summary”) for additional information on the exploration and evaluation of the Wolfsberg Project.

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

The Wolfsberg Technical Report Summary, which is included as an exhibit to this Annual Report, was prepared in accordance with Item 1300 of Regulation S-K, as promulgated by the SEC. No changes to the Wolfsberg Technical Report Summary, including information related to the Company’s mineral resources disclosed therein, were made as a result of the completion of the March 2023 DFS. Please see “Description of the Wolfsberg Project — Mineral Resources” for a discussion of the Company’s mineral resources. For more information regarding the assumptions and parameters used to estimate mineral resources on the Wolfsberg Project, please read the Wolfsberg Technical Report Summary.

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

Under the Shareholders Agreement, Arabian New Energy Company (“NewCo”) will be established and seek to have the exclusive right to purchase spodumene mined from the current resource at the Wolfsberg Project (Zone 1), and the facility is expected to be developed to meet the minimum initial capacity and product specifications based on the Company’s binding Long Term Supply Agreement with BMW. NewCo is expected to be incorporated after successful registration and approval from the Kingdom of Saudi Arabia regulatory authorities. Additionally, and subject to the successful commissioning of the hydroxide processing plant, the Wolfsberg Project Zone 1 will sell the lithium spodumene concentrate to NewCo over the life of the current resources of the Wolfsberg Project a reduced rate, with a floor and ceiling price, subject to final agreement of the Company and Obeikan. The Company and Obeikan will also establish a Development Committee for the purpose of jointly collaborating on all key decisions in relation to the development of the hydroxide processing plant.

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

Human Capital

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2025, we had 4 full-time employees with a significant number of personnel engaged on a contractor basis. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

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

Permits

Prior to developing or mining any minerals that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mining development activities and mining operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and potentially costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, evaluation, development and/or operation of the Wolfsberg Project. See “Risk Factors — Risks Related to Legal, Compliance and Regulations.”

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

GEM Arbitration

In March 2025, the GEM Investor commenced an action in the U.S. against us, based on a breach of contract claim. These claims are now being arbitrated by the American Arbitration Association. The GEM Investor is seeking a cash payment of $3,500,000 and an amount of ordinary shares having a value equal to $27,200,000, in each case plus interest, under the GEM Agreements. We have denied the allegations made by the GEM Investor, including any liability under the GEM Agreements, and we have filed certain counterclaims concerning actions taken by the GEM Investor under the GEM Agreements. The arbitration proceeding is pending, and although we cannot predict the outcome, we believe that the proceeding will be decided in our favor.

DESCRIPTION OF THE Tanbreez PROJECT

Certain information that follows relating to the Tanbreez Project is derived from, and in some instances is an extract from, the Technical Report Summary (the ‘Tanbreez Technical Report Summary”) prepared in compliance with the SEC’s Modernization of Property Disclosures for Mining Registrants. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. Reference is made to the full text of the Tanbreez Technical Report Summary, which is included as an exhibit to this Annual Report. The Tanbreez Technical Report Summary covers only the Tanbreez Project and does not include any information or reserve estimates on the Preliminary Feasibility Study or the Wolfsberg Project and the Weinebene and Eastern Alps Projects.

Tanbreez Project Acquisition

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

Under the Heads of Agreement, if the Company invested $10 million in exploration expenses in Tanbreez within the two years, the Company would have the option to increase its stake in Tanbreez to 92.5% (the “Stage 2 Interest”) by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. On September 29, 2025, the Company entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the “HoA Amendment”) with Rimbal. The HoA Amendment amended the Heads of Agreement to, among other things, (i) remove the Company’s obligation to invest $10 million in Tanbreez to receive the Stage 2 Interest and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to issue 14,500,000 Ordinary Shares to Rimbal in exchange for the Stage 2 Interest.

The closing of the Stage 2 interest in Tanbreez will be subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the Company’s acquisition of the Stage 2 Interest will occur.

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

The Tanbreez Project is favorably located in Southern Greenland and is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 kilometers and is approximately 400m thick. Tanbreez is located in a mild part of Greenland with average temperatures ranging from 0 to -5°C in winter to 10 to 15°C in summer. The Tanbreez Project covers 1,800 hectares.

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

Tanbreez Project Geological Map and MRE Resource locations

The Tanbreez deposit is classified as a peralkaline igneous Rare Earth Element (REE)-Zirconium (Zr) deposit, specifically hosted within the Ilímaussaq Alkaline Complex in South Greenland. It is enriched in TREO, tantalum, zirconium, niobium, and other critical metals. The formation setting is a Mesoproterozoic continental rift-related intrusion (Gardar Rift) and is estimated at ~1.16 billion years old.

The Tanbreez license, MIN 2020-54 is in southern Greenland. The regional capital, Qaqortoq, is 20 kilometers to the south and the regional airport of Narsarsuaq is being moved to approximately 12 kilometers south of the license. The major power line which is from hydro power passes 2 kilometers south of the license. The tenement has ample supply of fresh water.

Qaqortoq is the capital of the Kujalleq municipality in southern Greenland, located near Cape Thorvaldsen. it is the most populous town in southern Greenland with a population of approximately 3,500 people, and the fourth or fifth-largest town in Greenland. Qaqortoq Heliport operates year-round, linking Qaqortoq with Narsarsuaq Airport (a distance of 60 kilometers) and, indirectly, with the rest of Greenland and Europe. Feasibility assessments were underway regarding building a landing strip for fixed-wing aircraft.

Given the proximity of the Tanbreez rare earth deposit to Qaqortoq, the new airport could significantly enhance logistics and transportation for mining operations, offering more efficient routes for personnel and equipment.

The Tanbreez tenure is a Mineral Exploitation License, MIN 2020-54, in southern Greenland covering 18 kilometers. The regional capital, Qaqortoq, is 20 kilometers to the south and the regional airport of Narsarsuaq is being moved to approximately 12 kilometers south of the license. The major power line which is from hydro power passes 2 kilometers south of the license. The tenement has ample supply of fresh water. The Tanbreez license is registered in the name Tanbreez Mining Greenland A/S (“Tanbreez Mining”), a subsidiary of Rimbal Pty Ltd.

Critical Metals currently owns 42% of the equity interests in Tanbreez.

Permitting Requirements

The permitting process for an exploitation license required for the initiation of mining activities involves the submission of an Environmental Impact Assessment (EIA) and a Social Impact Assessment (SIA). Both assessments require baseline studies and consultations with stakeholders with a strong emphasis on public hearings and reviews by the authorities. The outcome of this multi-stage process is the Impact Benefit Agreement (IBA) which forms the basis of the mining permit.

An EIA must be prepared when a company plans to exploit a mineral deposit following the routines described in the guidelines (Bureau of Minerals and Petroleum 2011). The EIA must cover the entire exploitation period from mine development before the mine starts until the closure of the mine including a subsequent monitoring period. Environmental studies must be able to predict impacts from the specific mining project and describe baseline conditions before areas are affected by construction and operations. Studies must cover some years before construction starts so that the annual and seasonal variations of environmental parameters are considered in the baseline description. The number of years needed to conduct the environmental studies will depend on the project and the site. Often 2–3 years of studies are needed in advance of the EIA report preparation.

Encumbrances

Qaqortukulooq (Hvalsey) contains 11 Norse and two Thule sites, including the best preserved Norse ruin in Greenland and the site of the last recorded mention of Europeans in Greenland in 1408 Hvalsey Viking Church ruins are situated approximately 11km south of the proposed mine. The church was the main cathedral for Greenland, and it is thought that the first church on this site was built in the 11th century by Thorkell Farserk, a relative of Eric the Red. The church and its surroundings have been designated a world heritage site. Around this the local community, the central government in cooperation with Tanbreez Mining have put up a buffer zone. The buffer zone recommended and accepted by all parties is the top of the rugged range with south flowing creeks in the heritage and buffer zone, and the north flowing creeks in the mining area. They are separated by rugged ranges which reach a height of approximately 1,000m, effectively isolating the UNESCO site from the mineral resource areas.

For a complete description of the Tanbreez Project, including the exploration and mineral resource estimates, refer to the Tanbreez Technical Report Summary prepared by Agricola Mining Consultants Pty Ltd.

History of the discovery & exploration

The discovery of uranium at the northern end of the intrusion in the 1950’s meant two groups were intensely exploring from 1960 to 1980. In the north, outside the current license, the Danish government was exploring for uranium and a cryolite mining company in the south, was exploring the eudialyte. This spurred on much activity, hundreds of papers, books, comparison with the large eudialyte deposits on the Kola Peninsula at Lovozero and Khibina. After the Danish government decided against going nuclear and the cryolite company decided to halt its zirconium research the exploration faded away in the 1970s.

Eudialyte Exploration 1985 to the Present

Exploration of the zirconium-rich kakortokites continued in 1985, when the Danish company A/S Carl Nielsen obtained an exclusive license to carry out exploration centered around the exposed kakortokites and the adjacent marginal pegmatite in the southern part of the complex. The thickest layer of red kakortokite, layer +16, was examined in two drill holes in 1986. During 1987, potentially economic eudialyte-rich parts of the marginal pegmatite, kakortokites and Naujaites within the concession area were mapped and sampled, and samples of the marginal pegmatite were metallurgically tested.

In 1987, the Canadian company Highwood Re-sources Ltd. obtained permission to explore areas be-tween the fjords Tunulliarfik and Kangerluarsuk and carried out bulk sampling and drilling to test the feasibility of exploitation of eudialyte-rich rocks. This company was joined by Platinova Resources Ltd. and Aber Resources Ltd. In 1988 this group and A/S Carl Nielsen formed a joint venture, combining their mineral licenses. The main target was the exposed kakortokites, minor targets were the marginal pegmatites in the southern part of the complex. The joint venture co-operation was continued in 1990 with an extensive drilling program and metallurgical testing of potential ores from the southern part of the complex. At the end of this activity the Canadian partners and the Danish participants went through a period of restructuring resulting in Highwood Resources taking over all interests in the prospect at the end of 1992.

In 1992 the Danish company Mineral Development International A/S (MDI) obtained the exclusive right to explore the sodalite-rich Naujaites in the northern part of the complex. The aim was to investigate the possibilities of using sodalite as raw material to produce synthetic zeolites.

Several research projects involving colleagues from other countries have been supported by various foundations. The Danish Natural Science Research Council supported a Canadian Danish project aiming at a comparison of the mineralogy of Mont Saint-Hilaire, Quebec, with the Narssârssuk mineral occurrence associated with the Igaliko Complex, South Greenland, and the Ilímaussaq complex. The Danish company First Development International A/S in 1993 supported a Danish–Russian project consisting of an examination of the drill cores from the 1977 drilling program kept at the Risø National Laboratory. The aim was to find some of the water-soluble minerals discovered in the Khibina and Lovozero complexes. The drill cores are rich in villiaumite, but holes in the samples indicate that other water-soluble minerals have been dissolved during and after drilling. Only one of the Kola minerals was discovered, natrophosphate.

In 1994–1997 INTAS (International Association for the Promotion of Co-operation with Scientists from the Independent States of the Former Soviet Union) supported a Danish–French Russian Spanish research co-operation with the purpose of promoting comparative studies of the mineralogy of agpaitic nepheline syenites in Ilímaussaq, the Khibina and Lovozero complexes of the Kola Peninsula, and the Tamazeght complex, Morocco. Field work was carried out in Ilímaussaq in 1994, in Khibina and Lovozero in 1997 and in Tamazeght in 1999.

The Danish Natural Science Research Council in 1997 supported an Austrian Danish research project with the purpose of studying pegmatites and hydro-thermal veins and the relations to their country rocks in the Ilímaussaq complex and at the Narssârssuk mineral locality associated with the Igaliko Complex in South Greenland.

The Tanbreez Deposit

Tanbreez parent company, Rimbal, took up the Tanbreez license in 2001 and the whole intrusion subsequently in 2005. It subsequently sold the northern part of the intrusion, including the previous uranium exploration areas to Greenland Minerals & Energy in 2007. Since then, that company has been able to establish a JORC deposit more than 1 billion tonnes of ore containing rare earth, uranium and zinc. In 2010 Rimbal transferred its initial license into the Greenlandic company, Tanbreez Mining, which, in 2012, applied for the Exploitation License, MIN 2020-54, that was granted in September 2020. Tanbreez is an anagram of the chemical symbols for tantalum (Ta), niobium (Nb), rare earths REE) and zirconium (Zr) - Ta-Nb-REE-Z.

The government of Greenland, and earlier Denmark, have completed several surveys of the region including Aerial magnetic survey, Aerial regional radiometric survey, Regional gravity survey and Regional geochemical survey.

Tanbreez has extended this with their own localized aerial magnetic, radiometric and topographic surveys. The aerial magnetic survey, radiometric survey and gravity survey do not show any anomalies on this license which was expected. With the radiometric surveys identifying the uranium and thorium anomalies associated with this deposit north of this license. No radiometric anomalies were located within the Tanbreez Project.

Exploration

The initial Mineral Resource Estimation was completed in 2016. The work was commissioned by Rimbal, a private Australian company and not required to make a public release. Assays for uranium demonstrate background levels, at 10-20 ppm. Thorium does not exceed 100 ppm. Neither appears to concentrate during processing and remain at background levels. The company believes it can sell the main co-products, arfvedsonite and feldspar, which is anticipated to offset much of the concentrate operating cost.

The Environmental Impact Assessment (EIA) and Social Impact Assessment (SIA) were presented to the government and on September 8, 2020 and Tanbreez Mining exploitation license and Impact Benefit Agreement (IBA) were signed, marking the official granting of the exploitation license (MIN 2020-54).

Early Exploration (Before 2000)

Initial geological surveys and sampling identified the presence of eudialyte, a mineral rich in zirconium, niobium, tantalum, and REEs, within the Ilímaussaq intrusive complex. These findings prompted further investigative efforts to assess the deposit’s potential.

Resource Delineation and Licensing (2000–2016)

Comprehensive drilling programs were conducted to delineate the deposit’s scale and composition. These efforts culminated in the Greenland government’s issuance of an exploitation license in August 2020, authorizing mining operations and marking a significant milestone in the project’s development.

Geological Exploration Drilling

Key highlights of the drilling campaigns related to the Tanbreez project are as follows:

●	Early Exploration (2000s): Initial geological surveys and sampling confirmed the presence of eudialyte, a rare-earth-rich mineral. Early assessments indicated that the deposit contained significant heavy rare earth elements (HREEs) alongside zirconium, tantalum, and niobium. Highwood Resources and others drilled 296 drill holes into the area, many of those were less than 20 meters deep exploring the surface material. The holes are historical and insufficient details are available.

●	2007-2010: Targeted drilling programs were conducted to delineate the deposit’s scale and composition, supporting applications for mining licenses. Several drill holes were completed to establish a clearer picture of the deposit’s scale and mineral composition. These efforts supported Tanbreez Mining’s application for an exploitation license. Rimbal drilled 14 diamond holes in 2007 and 46 diamond holes plus 49 RC holes in 2010.

●	2013-2016: Additional drilling and metallurgical testing refined estimates of the deposit’s size and economic feasibility. Studies confirmed that approximately 30% of the total REEs at Tanbreez were heavy REEs, which are particularly valuable. Rimbal drilled 9 diamond holes in 2013. The overall drill database of 414 drill holes was used to compile a Mineral Resource Estimate and a Definitive Feasibility Study in 2016. 184 drill holes were included in the MRE assessment, including 66 valid holed drilled by Highwood.

●	2017: This work and the Environmental Impact Assessment (EIA), Social Impact Assessment (SIA) and Impact Benefit Agreement (IBA) were presented to the government as an application for an exploitation licence.

●	2020: The Greenland government granted an exploitation license (MIN 2020-54), marking a transition from exploration to development. This was based on extensive prior drilling and feasibility studies. By 2020, Tanbreez was considered one of the world’s largest REE deposits, with over 4 billion tonnes of mineralized kakortokite. The focus then shifted toward securing investment and infrastructure for future mining operations.

●	September 2024: A diamond drilling program commenced, consisting of 14 holes totaling up to 2,200 meters. The objective was to upgrade the resource to U.S. SEC standards and enhance potential mine throughput.

●	October 2024: The Greenland Cabinet of Ministers granted an extension to the project’s exploitation license. The revised timeline requires submission of exploitation and closure plans by the end of 2025, provision of financial security by June 30, 2026, and commencement of mineral exploitation by the end of 2028.

●	December 2024: Drilling activities led to the discovery of high-grade zones, including significant concentrations of gallium—an essential element for computer chips and defense applications.

June 2025 Deep Resource Diamond Drilling above the Fjord Deposit designed to intersect the 2024 confirmation drilling

The September 2024 diamond drilling program was designed to optimize the resource for future production capacity and to extend the mine life of the Tanbreez Project. The program was conducted by the experienced Greenland drilling contractor, 60 North Greenland, and was supervised by a team of internationally acclaimed rare earths experts including Mr. Gregory Barnes, the founder of the Tanbreez Project, Mr. Hans Kristian Schønwandt, a former Deputy Minister of Mines for Greenland, and Mr. Ole Christiansen. These industry experts bring together an extensive knowledge of the Tanbreez deposit and over 40 years of experience in the development of mining projects from greenfield stage to production. The samples from the first hole have now been received from the laboratory.

For more information regarding exploration and drilling on the Tanbreez Project, see Section 7 of the Tanbreez Technical Report Summary.

Mineral Resource Estimate

A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. We have reported our mineral resources in accordance with Item 1300 of Regulation S-K, as part of our exploration and evaluation activities.

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

The Tanbreez mineralization is a highly fractionated Zr-Nb-Ta- REE, including HREE, deposit in the southern part of the Ilimaussaq intrusive complex in South Greenland. The Ilimaussaq intrusion is possibly the most differentiated deposit known globally to date, covering a potential area of 18 square kilometers and of significant depth of approximately 350 meters, that covers a portion of the Tanbreez tenement.

The following table contains a summary of our mineral resource estimate. No Mineral Reserves were estimated for the Tanrbeez Project. The mineral resource estimate was constrained based on drilling data.

TANBREEZ PROJECT	Mtonnes	TREO	ZrO2	Nb2O5
Tanbreez Hill and Fjord
Indicated Resource	25.42	0.37%	1.37%	0.13%
Inferred Resource	19.45	0.39%	1.42%	0.15%
Total	44.87	0.38%	1.39%	0.14%

A portion of the mineral resource estimate reported for the Tanbreez Project is classified as “inferred.” Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.

The commodities are hosted in the mineral eudialyte being concentrated in the kakortokite rock layer at the floor of the exposed intrusion. The kakortokite sequence outcrops over an area of 5.0 kilometers by 2.5 kilometers and has a total thickness of 270 meters to 350 meters. Based on initial results obtained from our recent drilling program, four high-grade zones have now been identified. These zones are expected to play a significant role in the Company’s strategy for optimizing its mining operations and increasing throughput (the Tanbreez Project is currently licensed for 500,000 metric tons per year). The identification of these zones is a key milestone in the ongoing development of the project. The four high-grade zones are:

●	Unit Zero – This unit is up to 5 meters thick and is located approximately 50 meters behind the proposed plant location. This unit represents a potential target for future exploration.

●	Base of the Kakortokite – At this zone there is a metasomatic replacement by eudialyte of the underlying unit. The unit possesses a high-grade rare earth element material, which is located approximately 40 meters below the surface.

●	EALS – This horizon is entirely separate from the Kakortokite and occurs within the overlying naujaite. In some areas, the unit is high-grade and can be traced for approximately 3 kilometers, with a thickness of up to 80 meters. This year, the company conducted surface diamond drilling and extensive sampling across the unit. Notably, the percentage of heavy rare earths within the rare earth fraction ranged up to 40.8%.

●	Area G – This area, identified this year, spans over 1 kilometer and contains extensive late-stage pegmatites and pegmatite scree. The area also holds high-grade ore in a zone that will adjoin the proposed road to the tailings area. There was a high concentration of Gallium discovered in this zone, with values reaching up to 147 ppm Ga2O3.

The suite of minerals within the Mineral Resource Estimate was based on assay results of the drill core and RC sample splits. Individual assays for ZrO2, TREO and Nb2O5 are quoted separately, and no equivalent grades were assessed.

Diamond drill holes, R.C. holes, channel chip samples with samples cross checked at separate laboratories, at different times. The samples have also been independently checked twice with a handheld XRF machine using pressed duplicates. Drill holes have been twinned with diamond, R.C. and even channel samples repeat. Repeat holes of diamond drilling, R.C. holes and surface samples are almost identical in assays.

The sampling shows very even grade with no nugget effect at approx. 2% ZrO2 the grade is remarkably constant. All mineralisation is within the mineral eudialyte with as a result the Zr is directly proportional to HF, Ta, Nb, all the REE etc.

All the assaying was done by Ultra Trace Pty Ltd in Perth, Western Australia by ICP analysis. The remaining pulps not used for assaying are stored in Perth. Initially a full scale ICP analysis was done on holes 2010DD10-D20, 2010DD10-D13, 2010DD10-D30 and 2010DD10-D42. After these results were obtained it was decided that the remaining samples would be assayed for Zr, Ce, Dy, Nb, and Y only for the 2010 drilling program. A full suite of rare Earth oxides, ZrO2, Nb2O5 and other oxides were analyzed for the 2013 drilling campagne under the guidelines of JORC 2012. There is a clear relationship between ZrO2 and REO (using Dy2O3 as a proxy) and the median was used to estimate REO values for the earlier drilling programs.

Some of the measured mineral resource is informed by a single intersection, resulting in estimates of thickness (and therefore tonnage) and grade that may be considered to be of lower confidence than one would generally expect of a measured mineral resource. Considering the continuity of the pegmatite veins, the risk is considered low.

No cut-off grades applied to the resources as the deposit will be bulk mined. The anticipated mining method and detailed review of grade variability suggests that all the mineralized zones will be sent to the ROM Pad. Arfvedsonite and Feldspar may be recovered and sold with estimated waste materials less than 5%. The average grade without applying a cut - off grade is 0.38% TREO. The average grade for the entire length of the stratigraphic holes below the Mineral Resource Estimate is 0.40 to 0.45% TREO.

For more information regarding the assumptions and parameters used to estimate mineral resources on the Tanbreez Project, see Section 11 of the Tanbreez Technical Report Summary.

Preliminary Economic Assessment

On March 31, 2025, we issued a press release relating to the Preliminary Economic Assessment (the “PEA”) on the Tanbreez Project. The PEA states that the Tanbreez Project is expected to have a Net Present Value (“NPV”) of approximately US$3 billion (approximately US$2.8 Billion to 3.6 Billion at discount rates of 15% and 12.5%, respectively, before tax) with an internal rate of return of approximately 180%. The NPV was calculated based off an initial Mineral Resource Estimate of 44.97 million metric tons of rare earth materials (indicated and inferred resources), which is approximately 1% of the 4.7 billion metric ton host rock. Other highlights include:

●	Phased Growth Strategy: Planned initial production ~85,000 tonnes per annum (“tpa”) of rare earth element; scalable to ~425,000 tpa with modular expansion.

●	Permitted & ESG-Aligned: Granted exploitation license; low radioactivity and minimal environmental footprint.

●	Strategic Location: Coastal site with deep-water fjord access and proximity to existing infrastructure, including environmentally friendly hydropower.

●	Western Supply Chain Partner: Positioned as a long-term supplier to United States’s and European Union’s critical mineral and defense sectors.

●	Large-Scale HREE Project: Resource base of 45 million tonnes (indicated and inferred resources) at 0.40% total rare-earth oxide grades with 27% heavy rare earth elements (“HREE”).

●	Fully Permitted: Mining license granted through to 2050; low radioactivity mineralization and ESG-aligned development path.

●	Modular Processing: Dry beneficiation to concentrate; hydrometallurgical refining planned in the United States or European Union.

●	Logistical Advantage: Fjord-side location with year-round deep-water access; proximity to existing infrastructure.

●	Strategic Supply Source: One of the few Western-aligned HREE sources; potential supply partner for United States’s and European Union’s critical materials strategy, and associated stockpiling of reserves.

●	Low Capex to commence mining.

●	Two easily separated by products available for sale (namely, feldspar and arvendsonite.

●	Only 3% of waste material.

Exploitation License Extension

On October 15, 2024, we announced that the Greenland Government granted an extension to certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) to 2028. Under the new amendment, Tanbreez Mining Greenland A/S is required to submit its exploitation and closure plans by the end of 2025, provide financial security and a company guarantee by June 30, 2026, and commence the exploitation of minerals by the end of 2028.

Discovery of Gallium

Discovery of Gallium. The discovery of a significant amount of Gallium (at 147ppm Gallium Oxide Ga203) at Area G, further demonstrates the Tanbreez Project’s immense value. Gallium is a critical metal that is primarily produced as a by-product of bauxite mining, with additional sources from zinc smelters. The growing gallium market, currently worth billions of dollars per year and expanding at an annual rate of approximately 20%, presents a valuable opportunity for the Company. Critical Metals Corp plans to investigate the mineralogy of the gallium in this zone and in all current sampling protocols and assess its potential as a viable by-product. The Company is currently conducting strategic metallurgical concentrate laboratory test work on Gallium confirming previous historical results and process route. Confirming assay results from the concentrates are expected to be published in October 2025. The distribution of Gallium and other REE’s into the 2 primary concentrate products Eudialyte and Arfvedsonite concentrates is well underway.

DESCRIPTION OF THE WOLFSBERG PROJECT

Certain information that follows relating to the Wolfsberg Project is derived from, and in some instances is an extract from, the Wolfsberg Technical Report Summary prepared in compliance with the SEC’s Modernization of Property Disclosures for Mining Registrants. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. Reference is made to the full text of the Wolfsberg Technical Report Summary, which is included as an exhibit to this Annual Report forms a part. The Wolfsberg Technical Report Summary covers only the Wolfsberg Lithium Project and does not include any information or reserve estimates on the Preliminary Feasibility Study or the Weinebene and Eastern Alps Projects.

Overview

The Wolfsberg Project lithium deposit was discovered and explored by Minerex between 1981 and 1987. Minerex completed a preliminary feasibility study but, as lithium demand and its price at that time did not support the development of a fully-fledged mine, the project was terminated. The project passed through a number of ownerships before being acquired by the present owners European Lithium. As of June 30, 2025, the book carrying value of the Wolfsberg Project was USD$39.7 million (Euro 33.8 million), as set forth in our historical audited consolidated financial statements included elsewhere in this Annual Report, and was free of any encumbrances.

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

For a description of certain completed and planned feasibility studies with respect to the Wolfsberg Project, please read “Information about the Company — Overview of Our Projects — Feasibility Studies.” For a complete description of the Wolfsberg Project, including the exploration and mineral resource estimates, refer to the Wolfsberg Technical Report Summary prepared by CSA Global.

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

The Wolfsberg Project area is located in Carinthia, the southernmost province of Austria, which is almost adjacent to the state border with Styria, and is located approximately 20 kilometers east of the town of Wolfsberg and approximately 270 kilometers to the southwest of Vienna. The approximate geographic coordinates for the area are 46º 50’11”N latitude 14º 59’17”E longitude. The terrain is primarily mountainous, with dense commercial forestry in the surrounding area.

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

For more information regarding exploration and drilling on the Wolfsberg Project, see Section 7 of the Wolfsberg Technical Report Summary.

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

Mining dilution is assumed to be at 0% Li2O, in part because the pegmatite lithium has a direct and substantial contact with the rock enclosing it. While determining cut-off grade parameters during the PFS, the third-party engineering firm that authored the study concluded that economic viability was primarily influenced by the amount of dilution incurred during extraction. Certain inputs to the model were modified to run a “goal-seek” process, such as the impacts of ore sorting resulting in a gross lithium hydroxide production cost of US$8,738.60/t, which comprises costs related to mine site spodumene production of US$5,824.10/t, spodumene transport costs of US$49.60, hydrometallurgical conversion to LiOH costs of US2,571.10/t and management costs of $294.80, and a viable lithium hydroxide selling price range from US$15,000/t to US$24,750/t. In addition, the model reflects a total spodumene production cost of US$882.90/t, which comprises spodumene mining costs of US$570.40/t, tailing backfill costs of US$44.50/t, crushing and sorter costs of US$16.90/t and concentrator costs of US$251.20/t. For additional information about the key parameters and costs used in this calculation, see Section 11.6 of the Wolfsberg Technical Report Summary. The overall lithium recovery from run-of-mine to 6% Li2O concentrate was 75.8%. The Li2O recovery value in conversion was 89.7%.

The following table contains a summary of our mineral resource estimate, which contains no changes from our mineral resource estimates disclosed as of June 30, 2024. The mineral resource estimate is reported on 100% ownership basis. No Mineral Reserves were estimated for the Wolfsberg Project. The mineral resource estimate was constrained based on drilling data. The mineral resource is reported at a 0.2% Li2O grade cut-off and 0.5 meter thickness cut-off. A constant bulk density value of 2.73 metric tons is applied to pegmatite volumes to estimate tonnage.

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

For more information regarding the assumptions and parameters used to estimate mineral resources on the Wolfsberg Project, see Section 11 of the Wolfsberg Technical Report Summary.

C.	Organizational Structure

The legal name of our company is Critical Metals Corp. and we are a BVI business company incorporated under the laws of the British Virgin Islands. We conduct our operations through our subsidiaries, which are listed below:

Name of Subsidiary	Country of Incorporation and Place of Business
European Lithium AT (Investments) Limited	British Virgin Islands
CM Sub Corp. (previously Sizzle Acquisition Corp.)	Delaware, United States
ECM Lithium AT GmbH	Austria
ECM Lithium AT Operating GmbH	Austria
Critical BTC LLC	Delaware, United States
Tanbreez Mining Greenland A/S	Greenland

D.	Property, Plant and Equipment

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

Overview of Business

We are a mining exploration and evaluation company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our main efforts are focused on the advancement of the Tanbreez Project which is located in southern Greenland of which we currently hold a 42% interest in. In addition, we are focused on the exploration and evaluation of the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we also hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects.

Our Business Strategy

Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our foundational assets are the Wolfsberg lithium assets in Austria and the Tanbreez rare earths deposit in Greenland. Our strategy involves developing a low cost, highly sustainable source of lithium hydroxide manufactured from spodumene concentrate, providing European battery and EV manufacturers improved continuity of supply, reducing their dependence on the battery supply from Chinese manufacturers, while also helping them meet their environmental commitments. In addition to the exploration and evaluation of the Wolfsberg Project, we expect to focus our efforts on rare earths and critical metals and minerals to produce strategic products essential for a transition to sustainable low carbon emission technologies for Europe and its western world partners. We believe this approach will allow us to become one of the most sustainable, cost-effective and strategic minerals suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

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

Recent Developments

HoA Amendment

On September 29, 2025, the Company entered into the HoA Amendment with Rimbal. The HoA Amendment amends the Heads of Agreement to, among other things, (i) remove the Company’s obligation to invest $10 million in Tanbreez to receive the Stage 2 Interest and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to issue 14,500,000 Ordinary Shares to Rimbal in exchange for the Stage 2 Interest. The transaction remains subject to Greenland governmental approval.

Ucore Letter of Intent

On August 26, 2025, we entered into a non-binding letter of intent with Ucore Rare Metals Inc. for a potential offtake agreement for up to 10,000 metric tons of rare earth concentrate from our Tanbreez Project, which represents approximately 10% of the Tanbreez Project’s initial projected production.

U.S. Export-Import Bank Letter of Interest

On June 16, 2025, the Company announced that it received a non-binding letter of interest from the U.S. Export-Import Bank. The letter of interest contemplates that U.S. Export-Import Bank could provide up to $120 million to be used by the Company to develop the Tanbreez Project.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration stage mining and development company focusing on the exploration and evaluation of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. We have declared mineral resources on our Wolfsberg Project but we have not yet begun to extract any mineral from the property. The exploration and evaluation of the mineral deposits located at the Wolfsberg Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Wolfsberg Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

As of June 30, 2025 and June 30, 2024, we have spent approximately $39.7 million and $35.2 million, respectively, in connection with our exploration and evaluation activities at the Wolfsberg Project. For the year ended June 30, 2025 and the fiscal year ended June 30, 2024 our cash expenditures were approximately $1.1 million and $1.1 million, respectively, in connection with our exploratory work and our evaluation of the Wolfsberg Project. As of June 30, 2025 and June 30, 2024 our investment in a joint venture in connection with the Tanbreez Project is $107.9 million and $5.0 million respectively. For the fiscal years ended June 30, 2025 and June 30, 2024 our cash expenditures were approximately $5.3 million and $5.0 million, respectively, in connection with our investment in the joint venture.

We are an exploration stage mining and development company focusing on the exploration and evaluation of our recently acquired, and permitted, foundational asset, the Tanbreez Project, located in Southern Greenland, which is approximately 3km west of Narsaq, the Provincial Capital. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the license. We have not declared mineral resources on the Tanbreez Project, nor have we begun to extract any minerals from the property. The exploration and evaluation of the mineral deposits located at the Tanbreez Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Tanbreez Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	the completion of the DFS at the Wolfsberg Project focusing specifically on the mining mine/concentrator operations only, which is expected to occur 8-10 months after finance availability, approximately in 2025;

●	obtaining and renewing the applicable permits with the relevant mining authorities in Austria and Greenland;

●	obtaining project financing and/or other sources of capital for the exploration and evaluation of the Wolfsberg Project in Austria and the Tanbreez Project in Greenland;

●	the future development and construction of mine and plant at the Wolfsberg Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2028 or 2029, subject to the results of the completed DFS;

●	completion of the exploration and drilling program for the Project Tanbreez in Greenland;

●	completion of the geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	conduct the work required to prepare the definitive feasibility study for the Tanbreez Project, which is expected to occur by the end of 2025;

●	Satisfaction of the Greenland government’s extension of certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) 2028, such as (i) submission of an exploitation and closure plans to the Greenland government by the end of 2025, (ii) providing financial security and a company guarantee by June 30, 2026, and (iii) commencing the exploitation of minerals by the end of 2028; and

●	the future development and construction of the mine and processing facilities at the Tanbreez Project in Greenland.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the DFS for the Wolfsberg Project;

●	conduct geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	conduct the work required to prepare the Regulation SK-1300 report for the Tanbreez Project;

●	commence exploration activities in Zone 2 of the Wolfsberg Project;

●	commence exploration activities at the Tanbreez Project;

●	enter into financing and project financing arrangements in connection with the further exploration and any future development of the Wolfsberg Project and Tanbreez Project; and

●	operate as a public company on the Nasdaq.

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

Impact of Inflation

Global uncertainties, such as the wars in the Ukraine and Middle East, have led to problems in global supply chains which caused supply bottlenecks in many sectors of the economy. The principal factors contributing to the inflationary pressures that have been experienced or will be experienced include but are not limited to Europe’s supply chain for critical materials, such as energy (gas and electricity) and reagents.

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

Presentation of Financial Information

Our reviewed audited financial statements for the year ended June 30, 2025 and our audited financial statements for the year ended June 30, 2024 were prepared in accordance with IFRS.

Statement of Financial Position

Financial Position as of June 30, 2025, and June 30, 2024

The following table summarizes our consolidated statement of financial position as of June 30, 2025 and 2024. All amounts are shown in U.S. dollars.

	June 30, 2025 $	June 30, 2024 $
ASSETS
Current Assets
Cash and cash equivalents	7,297,328	1,259,242
Other receivables	47,894	837,930
Prepaid expenses	962,902	1,645,180
Total Current Assets	8,308,124	3,742,352

Non-Current Assets
Restricted cash	15,470,178	15,020,679
Property and plant and equipment	2,016	853
Deferred exploration and evaluation expenditure	39,712,591	35,213,542
Investment in equity accounted joint venture	107,856,418	5,000,000
Investment in equity-accounted associate	350,068	343,239
Right of use asset	22,865	30,871
Total Non-Current Assets	163,414,136	55,609,184

TOTAL ASSETS	171,722,260	59,351,536

LIABILITIES
Current Liabilities
Trade and other payables	17,971,783	13,226,525
Provisions	27,454	24,200
Lease liability	11,870	9,842
Funding from related party	5,854,852	4,268,857
Warrants liability	40,919,123	37,864,064
Total Current Liabilities	64,785,082	55,393,488

Non-Current Liabilities
Offtake prepayment	15,000,000	15,000,000
Lease liability	14,208	23,796
Total Non-Current Liabilities	15,014,208	15,023,796

TOTAL LIABILITIES	79,799,290	70,417,284

NET ASSETS	91,922,970	(11,065,748)

EQUITY
Share capital	197,732,356	51,508,320
Unissued Capital	45,734,183	45,734,183
Reserves	49,013,687	40,377,182
Accumulated deficit	(200,557,256)	(148,685,433)

TOTAL EQUITY	91,922,970	(11,065,748)

Assets

Total assets as of June 30, 2025, and June 30, 2024 were $171.7 million and $59.3 million, respectively, comprised primarily of investment in joint venture ($107.9 million), exploration and evaluation in the Wolfsberg Project ($39.7 million), advance payment from BMW received under the off-take agreement ($15.5 million). Please see the section entitled “Description of the Tanbreez Project” for a complete description of the Tanbreez Project and “Description of the Wolfsberg Project” for a complete description of the Wolfsberg Project.

Liabilities

Total liabilities as of June 30, 2025 and June 30, 2024 were $79.8 million and $70.4 million, respectively, primarily from the Company’s warrant liabilities ($40.9 million). Bank guarantee secured against the advance payment from BMW $15.0 million and trade payables arising from the ordinary course of business and costs associated with the Business Combination ($17.7 million).

Equity

Total equity as of June 30, 2025 and June 30, 2024 were $91.9 million and ($11.1 million), respectively, primarily from the issue of securities by the Company, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations).

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

Compliance and regulatory fees

Our compliance and regulatory fees relate primarily to the annual listing fee paid to the Nasdaq, the Company’s PCAOB audits and costs related to filing public reports and forms with the SEC.

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

Depreciation expenses — leased asset

Depreciation expenses — leased asset relates to the lease of a vehicle at the Wolfsberg Project.

Merger expenses

Merger expenses relate to expenses associated with the Business Combination. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description of our merger expenses.

Listing Expenses

Our listing expenses (“Listing Expenses”) in the prior year related to the costs of Company’s listing on Nasdaq primarily in the form of the excess of the fair value of the shares issued at the completion of the Business Combination over the book values of the net assets of Sizzle, as wells as excess of the fair value of Company’s shares issued in settlement of the Company’s liabilities incurred in the process of closing of the Business Combination. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description and details of our listing expenses.

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

Comparison of Years ended June 30, 2025, 2024 and 2023

The following table summarizes our consolidated results of operations for the fiscal year ended June 30, 2025, 2024 and 2023. All amounts are shown in U.S. dollars.

	June 30, 2025 $	June 30, 2024 $	June 30, 2023 $
Continuing operations
Other income	560,623	117,660	111,218
Foreign exchange (loss)/gain	(1,183,315)	41,715	(2,200)
Consultants and professional services expenses	(12,338,201)	(1,383,645)	(310,737)
Travel and entertainment	(275,623)	(47,701)	(22,395)
Directors’ fees	(1,391,263)	(136,901)	-
Share based payments to directors and management	(30,566,894)	(608,156)	-
Compliance and regulatory fees	(746,676)	(426,325)	-
Administration expenses	64,009	(14,933)	(35,653)
Promotion, IR and PR expenses	(1,192,471)	(191,403)	(63,881)
Insurance	(2,073,232)	(773,820)	-
Finance costs	(466,099)	(29,828,866)	(14,871)
Depreciation expense	(1,088)	(6,642)	(6,757)
Depreciation expense – leased assets	(10,161)	(19,359)	-
Share of profit/(loss) of equity accounted associate, net of tax	6,829	(2,263)	-
Loss on disposal of fixed asset	(945)	-	-
Merger expenses	(3,000,000)	(9,373,737)	(5,104,937)
Listing expenses	-	(76,007,159)	-
Gain on extinguishment of liability	235,350	-	-
Exploration expenditure expensed	(238,309)	(159,685)	-
Gain/(loss) on fair value of warrants	49,534	(20,623,381)	-
Share of profit of equity accounted joint venture, net of tax	701,978	-	-
Other expenses	(5,869)	(1,603)	-
Loss before income tax	(51,871,823)	(139,446,204)	(5,450,213)
Income tax expense	-	-	-
Loss after tax	(51,871,823)	(139,446,204)	(5,450,213)

Other comprehensive income, net of income tax
Items that will or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	4,684,120	(820,433)	1,358,781
Other comprehensive (loss)/profit for the year, net of income tax	4,684,120	(820,433)	1,358,781

Total comprehensive (loss) for the year	(47,187,703)	(140,266,637)	(4,091,432)

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Other Income

Other income increased $443 thousand, or 376%, to $560 thousand for the year ended June 30, 2025 compared to $117 thousand for the year ended June 30, 2024.

Foreign exchange

Foreign exchange decreased $1,225 thousand, or 2,937%, to a $1,183 thousand loss for the year ended June 30, 2025 compared to a $42 thousand gain for the year ended June 30, 2024.

Consultants expenses

Consultants expenses increased $10,955 thousand, or 792%, to $12,338 thousand for the year ended June 30, 2025 compared to $1,384 thousand for the year ended June 30, 2024, primarily due to the engagement of consultants in relationship with the business combination transaction and other transactions such as the proposed BTC convertible note.

Travel and Entertainment

Travel and Entertainment increased by $228 thousand, or 478%, to $276 thousand for the year ended June 30, 2025 compared to $48 thousand for the year ended June 30, 2024. Travel and Entertainment is primarily attributable to the increase travel due to the Business Combination.

Directors Fees

Directors fees increased by $1,254 thousand, or 916%, to $1,391 thousand for the year ended June 30, 2025 compared to $137 thousand for the year ended June 30, 2024.

Share Based Payments

Share based payments increased by $29,959 thousand, or 4,926%, for the year ended June 30, 2025 compared to $608 thousand for the year ended June 30, 2024 and were related to the share grants to the Company’s directors and executives and senior management.

Compliance and Regulatory Fees

Compliance and regulatory fees increased by $320 thousand, or 75%, for the year ended June 30, 2025 compared to $426 thousand for the year ended June 30, 2024 and were attributable to the Company’s compliance with the securities laws and regulations in the United States and the other jurisdictions in which the Company operates.

Administrative Expenses

Administrative expenses reduced by $78 thousand, or 529%, to a credit of $64 thousand for the year ended June 30, 2025 compared to $15 thousand for the year ended June 30, 2024 primarily due to the reversing of previously accrued penalties on the excise tax payable.

Promotion, IR, and PR Expenses

Promotion, IR and PR Expenses increased by $1,001 thousand, or 523%, to $1,192 thousand for the year ended June 30, 2025, compared to $191 thousand for the year ended June 30, 2024.

Finance Costs

Finance costs decreased $29,363 thousand, or 98%, to $466 thousand for the year ended June 30, 2025 compared to a $29,829 thousand expense for the year ended June 30, 2024. The decrease is due to initial recognition of the value of financial instruments as part of the business combination in the year ended June 30, 2024.

Merger Expenses

Merger expenses were $3,000 thousand for the year ended June 30, 2025 compared to $9,374 thousand for the year ended June 30, 2024. The decrease was primarily attributable to costs of the business combination recognized during the year ended June 30, 2024.

Listing Expenses

Listing Expenses was $76.0 million for the year ended June 30, 2024, compared to nil for the year ended June 30, 2025. Listing Expenses is primarily attributable to cost of the shares issued as part of the business combination.

Gain/(loss) on Fair Value of Warrants

Gain on fair value of warrants was $50 thousand for the year ended June 30, 2025, compared to a loss on fair value of warrants of $20,623 thousand for the year ended June 30, 2024. Gain/(loss) on fair value of warrants is primarily attributable to change in fair value of warrants accounted for as financial liabilities.

Share of net profits of Joint Venture accounting for using the equity method

The share of net profits of joint venture in respect to the Tanbreez Project was $702 thousand for the year ended June 30, 2025.

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

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

Travel and Entertainment

Travel and Entertainment increased by $25,306 or 113%, to $48 thousand for the year ended June 30, 2024. Travel and Entertainment is primarily attributable to increase travel due to the Business Combination.

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

Administrative Expenses

Administrative expenses decreased $21 thousand, or 58.12%, to $15 thousand for the year ended June 30, 2024 compared to $36 thousand for the year ended June 30, 2023.

Promotion, IR, and PR Expenses

Promotion, IR and PR Expenses were $191 thousand for the year ended June 30, 2024, compared to $64 thousand, or an increase of $128 thousand or 200%.

Finance Costs

Finance costs increased $29.8 million, or 200,484% to a $29.8 million expense for the year ended June 30, 2024 compared to a $15 thousand expense for the year ended June 30, 2023. The increase is due initial recognition of the value of financial instruments as part of the business combination.

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

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the Tanbreez Project, the Wolfsberg Project and for general business expenses. As of June 30, 2025, June 30, 2024 and June 30, 2023, we had approximately $7.3 million, $1.3 million and $0.1 million, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to continue to increase materially in the near future as we seek to continue evaluation and exploration of the Wolfsberg Project and the Tanbreez Project. Our actual future capital requirements will depend on many factors, including the results of our DFSs and other studies, final investment decision ahead of the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. Our near-term capital requirements with respect to the Tanbreez Project, in accordance with the Heads of Agreement, are expected to include, but not be limited to, mineral exploration and various test work, including metallurgical test work, engineering, geological and logistics studies, socio economic, community and environmental impacts assessments, and construction of roads and operational camps and sites. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

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

On July 4, 2023, we entered into the GEM Agreement, pursuant to which we are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for Ordinary Shares, subject to meeting the terms and conditions of the GEM Agreement. We do not anticipate completing a draw down on the GEM Agreement prior to its expiration on the date that is 36 months after the Closing of the Business Combination.

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

On February 7, 2025, the Company completed a private placement of ordinary shares and warrants resulting in aggregate gross proceeds of approximately US$24.6 million (before expenses). Funding raised will be used in developing plans for both the Tanbreez Project and Wolfsberg Project and for general corporate and working capital purposes. Pursuant to the securities purchase agreements, the Company agreed to issue and sell to the PIPE Investors 4,910,000 ordinary shares (the “PIPE Shares”) and 4,910,000 warrants to purchase ordinary shares (the “PIPE Warrants” and, together with a PIPE Share, a “Unit”) for a purchase price of $5.00 per Unit, resulting in aggregate gross proceeds of $24,550,000 million. The PIPE Warrants have an exercise price of $7.00 per share (subject to adjustment) and will expire on February 7, 2029.

On June 16, 2025, the Company announced that it received a non-binding letter of interest from the U.S. Export-Import Bank. The letter of interest contemplates that U.S. Export-Import Bank could provide up to $120 million to be used by the Company to develop the Tanbreez Project.

On May 27, 2025 we received funds of $2 million from the exercise of Private Warrants held by the Empery Funds.

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

Tanbreez Project

Completion of the exploration and drilling program for the Tanbreez Project is currently in progress, with work on the DFS for a 500,000 metric tonnes per annum mining and processing operation at the Tanbreez Project also underway. Future capital requirements for the development and construction of the Tanbreez Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future. Please read “— Timing of Current Projects and Future Geographic and Product Expansion” and “— Liquidity, Capital Commitments and Resources.”

Related Party Capital Contributions

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at June 30, 2025, the amount owing was $5,854,852, compared to $4,268,857 as at June, 30 2024.

For more information regarding our related party transactions, see the section of this annual report entitled “Related Party Transactions — The Company’s Related Person Transactions”, and see Note 17 “Related Party Disclosure” to our interim period unaudited consolidated financial statements and audited financial statements, included elsewhere in this annual report.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	June 30, 2025 $	June 30, 2024 $	June 30, 2023 $
Cash flows from operating activities
Payments to suppliers and employees	(7,448,892)	(2,596,997)	(2,467,764)
Proceeds from related party borrowings			34,603
Interest received from bank accounts	56,001	-	-
Finance costs	(8,031)	-	(7,776)
Grants received	98,722	75,322	111,218
VAT refund received/(paid)	49,895	7,027	(49,070)
Tax paid	-	(658,472)	-
Merger expenses paid	(7,244,846)	(11,949,234)	-
Net cash (used in) operating activities	(14,497,151)	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payment for property, plant and equipment	(2,076)	-	-
Payments for exploration and evaluation	(1,040,142)	(1,068,572)	(2,993,578)
Investment in joint venture	(5,268,316)	(5,000,000)	-
Investment in Obeikan joint venture	(384,685)	-	-
Cash at acquisition of Sizzle merger	-	9,835,289	-
Net cash provided by (used in) investing activities	(6,695,219)	3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	24,550,000	1,060,938	-
Cash from the exercise of warrants for shares	2,709,251	6,170,683	-
Payment for share issue costs	(1,643,000)	-	-
Transfer of cash from unrestricted to restricted	-	(15,000,000)	-
Cash received in respect of offtake prepayment	-	15,000,000	-
Funding from related party	1,585,995	4,234,254	-
Proceeds from capital contributions	-	1,127,417	5,368,057
Repayment of lease liability	(12,567)	(24,483)	-
Net cash provided by financing activities	27,189,679	12,568,809	5,368,057

Net increase/(decrease) in cash and cash equivalents	5,997,309	1,213,172	(4,310)
Cash and cash equivalents at beginning of year	1,259,242	137,451	136,097
Effects on exchange rate fluctuations on cash held	40,777	(91,381)	5,664
Cash and cash equivalents at end of year	7,297,328	1,259,242	137,451

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by operating expenses and the payment of expenses in respect to the Wolfsberg Project and Tanbreez Project.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the years ended June 30, 2025, 2024 and 2023, we incurred Net Losses of $51.9 million, $139.5 million and $5.4 million, respectively. Our Net cash used in operating activities was $14.5 million for the year ended June 30, 2025, $15.1 million for the year ended June 30, 2024 and $2.4 million for the year ended June 30, 2023. The $6.0 million increase in cash from June 30, 2024 to June 30, 2025 was primarily due to receipt of funds from the PIPE and exercise of options.

Cash Flows from Investing Activities

Our next cash from investing activities for the year ended June 30, 2025, was $6.7 Million representing cash inflows from closing of Business Combination compared to net cash used in investing activities of $3.8 during the years ended June 30, 2024 and deficit of $3.0 million during the year ended June 30, 2023 representing primarily in the payments for exploration and evaluation of the Tanbreez Project and Wolfsberg Project.

Cash Flows from Financing Activities

Net cash provided by financing activities during the years ended June 30, 2025, 2024 and 2023 was $27.2 million, $12.6 million and $5.4 million, respectively, primarily from funds raised from PIPE and receipt of funds upon the exercise of warrants.

PIPE Financing

On February 6, 2025, the Company entered into securities purchase agreements (the “PIPE SPA”) with certain accredited investors (each, a “PIPE Investor”). Pursuant to the PIPE SPA, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 4,910,000 Ordinary Shares and 4,910,000 warrants to purchase Ordinary Shares (each, a “PIPE Warrant” and, together with a Share, a “PIPE Unit”) for a purchase price of $5.00 per PIPE Unit, resulting in aggregate gross proceeds of $24,550,000 million for all PIPE Investors, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The PIPE Warrants have an exercise price of $7.00 per share (subject to adjustment) and will expire on February 7, 2029. The PIPE Financing closed on February 7, 2025. Some PIPE Investors held Ordinary Shares and certain warrants to purchase Ordinary Shares prior to the PIPE Financing.

GEM Arbitration

On July 4, 2023, we, the GEM Investor and GEM Yield Bahamas Ltd. (“GYBL”) entered into a Share Purchase Agreement (including the GEM Letter Agreements (as defined below), the “GEM Agreements”), pursuant to which we are entitled to draw down up to $125 million of gross proceeds from the GEM Investor in exchange for the issuance of ordinary shares on the terms and conditions set forth in the GEM Agreements. At the time we entered into the GEM Agreement in connection with the closing of the Business Combination, we issued 122,549 ordinary shares to the GEM Investor as a “commitment fee,” as well as warrants to purchase 1,814,797 ordinary shares (which we refer to as the “GEM Warrant”). In addition, in connection with the closing of the Business Combination, we entered into a letter agreement (the “First Letter Agreement”) with the GEM Investor and GYBL, pursuant to which, in exchange for certain commitments from the GEM Investor, the GEM Investor was granted the option to sell the commitment fee shares back to us for $1.875 million on the 61st day following the closing of the Business Combination (the “Commitment Fee Put Amount”). In addition, under the First Letter Agreement the GEM Investor was granted the right to require us to purchase the GEM Warrant on the one-year anniversary of the closing of the Business Combination from GEM Global in exchange for a number of ordinary shares having a value equal to $27,200,000. On April 29, 2024, we, GEM Global and GYBL entered into a second letter agreement (the “Second Letter Agreement”) pursuant to which, among other things, we were granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Business Combination. On September 27, 2024, we, GEM Global and GYBL entered into a third letter agreement (the “Third Letter Agreement” and together with the First Letter Agreement and the Second Letter Agreement, the “GEM Letter Agreements”), pursuant to which, among other things, we agreed to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a cash payment of $3,500,000 following the consummation of a capital raising transaction, which amount would incur interest at a 10% annual rate. On February 7, 2025 we completed a capital raising transaction. On February 27, 2025 the GEM Investor exercised its right to require us to purchase the GEM Warrant for an amount of ordinary shares having a value equal to $27,200,000. As of the date of this report, we have not made the cash payment described above or issued the ordinary shares to repurchase the GEM Warrant since we are involved in arbitration proceedings with the GEM Investor. In connection with the arbitration we have made certain counterclaims concerning actions taken by the GEM Investor under the GEM Agreement. We cannot predict the outcome of this arbitration, and as a result we may be required to pay all or a portion of the $3,500,000 and/or issue a material amount of ordinary shares to repurchase the GEM Warrant, in each case plus interest.

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

We did not have any off-balance sheet arrangements as of June 30, 2025 or 2024.

G.	Critical Accounting Policies and Estimates

a)	Basis of preparation

The financial report of Critical Metals Corp (“CRML” or the “Company”) and its wholly owned entities (the “Group”) is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis, except for the revaluation of certain financial instruments.

The material accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 31 of the financial statements.

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

Investment in joint venture

The Company’s accounting for its investment in Tanbreez as a joint venture is determined on the basis the CRML has joint control over Tanbreez as outlined in Note 12 to the financial statements.

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

Deferred taxation

Potential future income tax benefits have not been brought to account at June 30, 2025 because the Directors do not believe that it is appropriate to regard realizations of future income tax benefits as probable.

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

Other Receivables

Other receivables measured at amortized cost have maturity of 12 months or less. The Group measures the loss allowance for Other Receivables at an amount equal to lifetime expected credit losses.

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

Financial Instruments - Fair Value Measurement

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

Investment in equity-accounted Associates

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

We estimate the useful life of plant and equipment to be 3 years when calculating depreciation.

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

Investment in equity-accounted Joint Venture

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

Warrants Liability

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

Executive Officers and Directors

The following table provides information about our directors and executive officers as of June 30, 2025. The address for each of the directors and executive officers is Maples Corporate Services (BVI) Limited, Kingston Chambers Road Town, Tortola, British Virgin Islands.

Name	Age	Position(s)
Executive Officers
Tony Sage(3)	65	Chief Executive Officer, Executive Chairman and Director
Sergey Savchenko	57	Chief Financial Officer
John Thomas	61	General Counsel
Thomas McNamara	55	Director of Corporate Development & Investor Relations
George Karageorge	63	Chief Technical Officer
Dietrich Wanke	62	President of European Operations

Directors
Michael Ryan	65	Director
Malcolm Day(1)(2)	60	Director
Michael Hanson(1)(2)	56	Director
Mykhailo Zhernov(3)	49	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Tony Sage, 65, has served as the Chief Executive Officer of the Company since April 2024 and as Executive Chairman of the Company since the Closing of the Business Combination on February 27, 2024. Mr. Sage has served as Non-Executive Chairman of EUR since September 2016 transitioning to Executive Chairman of EUR in December 2021 quarter, and has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr. Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr. Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr. Sage currently holds the position of Executive Chairman of ASX listed CuFe Ltd and Non-Executive Chairman of ASX listed Cyclone Metals Limited. Mr. Sage holds a B. Bus. degree from Edith Cowan University, Western Australia, is a chartered accountant with the Chartered Accountants Australia and New Zealand (CAANZ), is a fellow of Certified Practicing Accountants in Australia (FCPA) and is a fellow of the Taxation Institute of Australia (FTIA).

Sergey Savchenko, 57, has served as Chief Financial Officer of the Company since May 1, 2025. Mr. Savchenko has more than 20 years’ experience in a variety of senior and executive roles in accounting and finance, including public and corporate accounting, treasury and cash management, corporate finance and investor relations. Prior to joining the Company, Mr. Savchenko spent more than three years consulting in respect of a range of projected special purpose acquisition companies. Mr. Savchenko was engaged by Sizzle Acquisition Corp., which ultimately merged with and into a wholly-owned subsidiary of the Company as part of the business combination which resulted in the Company become publicly traded. Mr. Savchenko holds an MBA from the William E. Simon School of Business Administration at the University of Rochester with a concentration in both public accounting and corporate finance. He is also a CPA in the state of New Jersey and a Chartered Accountant in Canada.

John Thomas, 61, has served as General Counsel of the Company since May 1, 2025. Mr. Thomas has more than 30 years’ corporate legal experience supporting a range of American high tech, manufacturing, and distribution businesses. Mr. Thomas most recently served as the Shanghai-based regional General Counsel for Medtronic, Inc., the world’s largest medical device maker. Prior to that, Mr. Thomas served as General Counsel for Genzyme’s biotech operations across all of Asia while based in Singapore, and as Vice President (Legal) for the Dole Food Company’s Asian operations, based in Manila. Mr. Thomas matriculated Georgetown University’s School of Foreign Service and has advanced degrees from Cornell University and the University of Hawaii at Manoa. Mr. Thomas has been an active member of local AmChams and is a member of the DC Bar.

Thomas McNamara, 55, has served as Director of Corporate Development & Investor Relations since May 1, 2025. Prior to joining the Company, Mr. McNamara served as Principal Consultant at T-Macro Advisors, where he primarily covered Metals & Mining, Energy and all Natural Resources, providing in-depth analysis on market valuations, regulatory environments, and operational efficiencies. Before that, he spent over a decade at Impala Asset Management, where he co-managed the Impala Natural Resources Fund, leading investment strategies and client relationship development in cyclical industries. Mr. McNamara studied mining, engineering and mineral economics at Columbia School of Engineering’s Henry Krumb School of Mines and holds a Bachelor of Arts in History with an Accounting minor from Providence College.

Dietrich Wanke, 62, has served as President of European Operations of the Company since April 2024. Previously, Mr. Wanke was Chief Executive Officer of the Company from the closing of the Business Combination on February 27, 2024 to April 2024. Mr. Wanke was appointed as General Manager of EUR in October 2016 and has served as the President of European Operations since the Closing of the Business Combination. In addition, Mr. Wanke also currently holds a position as General Manager for Marampa Iron Ore in Sierra Leone. No exploration activities are currently being undertaken at Marampa Iron Ore. Thus, while Mr. Wanke has a contractual obligation with Marampa Iron Ore, he is currently overseeing the project remotely without the requirement to travel to Sierra Leone. For so long as this arrangement continues, Mr. Wanke expects to allocate minimal time to Marampa Iron Ore, which will allow Mr. Wanke to carry out the role of President of European Operations in a full-time capacity. Mr. Wanke has worked in the past as General Manager for Tolukuma Gold Mines in Papua New Guinea, Mine Manager for Atlas Iron in Western Australia, Technical Services Manager for Thiess (hard coal) in Indonesia, Mine Manager for Kimberley Diamonds in Western Australia, Technical Services Manager for Lightning Nickel in Western Australia, Technical Director for LMV, an engineering/surveying service provider for coal mines in Germany and Technical Services Manager and Licensed Surveyor for Laubag (lignite) in Germany. Mr. Wanke has more than 30 years’ experience in management at operational level for underground and open cut mines. Mr. Wanke has held statutory positions as registered manager under the applicable mining acts in several countries and commodities, notably gold/silver, nickel, diamonds, coal and iron. Mr. Wanke has lived and served professionally for mining operations in Germany, Australia, Indonesia, Papua New Guinea and Sierra Leone. Mr. Wanke has managed mining operations through all phases, starting from greenfield exploration to full scale production as well as extension of existing mines. Mr. Wanke holds a Mine Engineering/Mine Surveying degree from Technical University Bergakademie Freiberg, a licensed Mine Surveyor’s certificate in Germany and 1st class Mine Manger’s certificates in Western Australia and Papua New Guinea.

George Karageorge, 63, has served as Chief Technical Officer at the Company since May 1, 2025. Mr. Karageorge most recently served as Managing Director and Geologist for Geosan Consulting. He was also the CEO and Managing Director of MinRex Resources Ltd., an exploration company with projects primarily located in Western Australia, CEO and Managing Director of Argent Minerals, a company specializing in exploration and discovery of precious and base metal deposits in Australia, and as CEO of Blue Bird Battery Metals, an exploration company with properties in Australia and Canada. He was also one of the founding shareholders and founding geologist for Pilbara Minerals Limited at the Pilgangoora Lithium-Tantalum Project, a leading global producer of lithium materials. Mr. Karageorge holds a Bachelor’s degree in Geology and Multi-Disciplinary Science, MSc from Curtin University.

Directors

Michael C. Ryan, 65, has served as a Director of the Company since March 1, 2025. Mr. Ryan previously served in the U.S. Air Force and more recently supported the Secretary of Defense through his work as an Executive at the U.S. Department of Defense. From October 2019 to October 2020, Mr. Ryan served as Deputy Assistant Secretary of Defense for European and NATO Policy for the U.S. Department of Defense. In this role, he supported the Secretary of Defense and oversaw policy issues related to the nations and international organizations of Europe (including the North Atlantic Treaty Organization and the European Union). Mr. Ryan spent twenty-five years in the United States Air Force, retiring with the rank of Colonel. He is a graduate of the French War College, served on Capitol Hill as a National Defense Fellow and is a distinguished graduate of the National Intelligence University. Mr. Ryan graduated from the U.S. Air Force Academy with a degree in History and Soviet Studies and holds a Master’s Degree from Troy University in International Relations.

Michael Hanson, 56, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Hanson is currently a Partner at Hanson Peak LLP. Mr. Hanson also serves as a Director of Itchen Down Properties Limited. Mr. Hanson brings a wealth of expertise with over 30 years’ experience in Natural Resources and Corporate Finance sectors and has advised on a broad range of corporate transactions. Mr. Hanson has successfully advised on numerous IPOs, public and private equity raises and M&A transactions for many AIM, TSX and ASX listed companies. His postings have included Russia and South Africa.

Malcolm Day, 60, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Day has served as a Director of EUR since July 2012. In addition, Mr. Day is a Member of the Australian Institute of Company Directors. Since 1999 Mr. Day has been the Managing Director of ASX listed entity Moab Minerals Limited (ASX Code: MOM). Mr. Day commenced his career working in the civil construction industry for 10 years, six of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr. Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr. Day holds a Bachelor of Applied Science in Surveying and Mapping.

Mykhailo Zhernov, 49, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Zhernov has served as a Director of EUR since December 2021. Mr. Zhernov has a track record of twenty years in the financial sector of Ukraine, CIS, Central and Eastern Europe. Mr. Zhernov has served as the managing partner at Millstone & Co Investment Company since 2016, a private investment company specializing on investment, asset and capital management in Central and Eastern Europe. He was the founder and head of ALTERA FINANCE (altera-finance.com), the member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK. Mr. Zhernov holds an economics degree with a specialization in marketing from the National University Donetsk Ukraine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended June 30, 2025 was $26,922,412.

Fiscal 2025 Equity Awards

In July 2025, the Compensation Committee (the “Compensation Committee”) of the Board completed its review of, and recommendations to the Board regarding, and the Board approved, grants of equity awards to its senior employees, officers and directors for prior services rendered (the “Compensation Awards”), grants of annual awards to senior employees and officers (the “2025 Annual Equity Awards”), and grants of annual awards to the non-employee members of the Board (the “Director Equity Awards” and together with the Compensation Awards and the 2025 Annual Equity Awards, the “Equity Awards”). The Equity Awards were issued pursuant to the grant of 2,110,000 Ordinary Shares in the aggregate. The Equity Awards had a total approximate aggregate value of $6,899,700 based on the closing price of the Company’s Ordinary Shares on the date of the grant. The Equity Awards vested immediately upon issuance.

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

Board of Directors

Composition

The Company Board consists of five directors. Of these five directors, two are independent. The directors are divided into Class I, Class II and Class III and have staggered three-year terms. The directors are divided as follows:

●	the Class I director is Mykhailo Zhernov and his term will expire at the first annual general meeting of shareholders following the closing of the Business Combination;

●	the Class II directors are Malcolm Day and Michael Hanson and their terms will expire at the second annual general meeting of shareholders following the closing of the Business Combination; and

●	The Class III directors are Tony Sage and Michael C. Ryan and their terms will expire at the third annual general meeting of shareholders following the closing of the Business Combination.

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

Director Independence

Two of the five of the Company directors are “independent directors” as defined in the Nasdaq Stock Market Rules, provided, however, that if at any time any EUR Director fails to satisfy the independence criteria, as applicable to such EUR Director, EUR shall immediately cause such EUR Director to offer to resign from the Company Board or EUR shall exercise any powers it has to remove such EUR Director and, upon acceptance of such offer of resignation by the Company Board or removal from the Company Board (as applicable), such Company Board seat shall remain vacant until otherwise filled by EUR in accordance with the Investor Rights Agreement. Pursuant to applicable rules, an independent director is one who has no direct or indirect relationship with the Company that could, in the view of the board of directors, be reasonably expected to interfere with a director’s independent judgment.

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

Audit Committee

The audit committee consists of Malcolm Day and Michael Hanson, with Mr. Hanson serving as chairperson of the audit committee. The Company has determined that Mr. Hanson satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.  Mr. Hanson satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee the Company’s accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	overseeing the relationship with the Company’s independent auditors, including:

o	appointing, retaining and determining the compensation of the Company’s independent auditors;

o	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

o	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

o	reviewing a least annually the qualifications, performance and independence of the independent auditors;

o	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company and all other material written communications between the independent auditors and management; and

o	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

●	overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

●	reviewing and recommending all related party transactions to the Company Board for approval, and reviewing and approving all changes to the Company’s related party transactions policy;

●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of the Company’s internal controls;

●	overseeing our cybersecurity policies and processes;

●	overseeing our cybersecurity policies and processes;

●	overseeing risks and exposure associated with financial matters; and

●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from the Company employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by the Company employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Malcolm Day and Michael Hanson, with Mr. Day serving as the chairperson of the compensation committee. The compensation committee has a written charter and oversees the Company’s compensation of its executive officers and directors. The compensation committee assists the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors, and recommending and monitoring the remuneration of senior management below board level, as the board so directs.

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

Advisory Board

On July 10, 2025, the Board of Directors established an informal Advisory Board (the “A-Board”), consisting of up to 5 members to be selected according to its charter. The A-Board will provide strategic guidance to the Company’s management and Board of Directors. As of August 31, 2025, three individuals have accepted nominations to serve on the A-Board: General Timothy Ray, USAF (ret), Mr. Christian Aramayo, and Mr. Mathew August.

D.	Employees

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2025, we had 4 full-time employees with a significant number of personnel engaged as contractors. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2025 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2025, and restricted share units that shall vest within 60 days of June 30, 2025, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Critical Metals Ordinary Shares beneficially owned is computed on the basis of 106,900,304 Critical Metals Ordinary Shares outstanding on September 24, 2025.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2023 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers(1)
Tony Sage(2)	—	—
Sergey Savchenko	—	—
John Thomas	—	—
Thomas McNamara	—	—
George Karageorge	—	—
Dietrich Wanke	—	—
Michael Ryan	—	—
Malcolm Day(2)	—	—
Michael Hanson	—	—
Mykhailo Zhernov(2)	—	—
All directors and executive officers as a group (7 individuals)	—	—

Other 5% Stockholders
European Lithium Limited(3)	62,916,641	58.9%
Rimbal Pty Ltd.(4)	11,728,174	11.0%

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals after the Business Combination is c/o Critical Metals Corp., Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(2)

Each of Tony Sage, Malcom Day and Mykhailo Zhernov serve as directors and have voting power with respect to any securities held by EUR. Any action by EUR with respect to ordinary shares, including voting and dispositive decisions, requires a vote of three out of the five members of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the five members of the board of directors, none of the members of the EUR board of directors is deemed to be a beneficial owner of securities held by EUR solely by virtue of their directorships.

(3)	The number of Ordinary Shares owned consists of 67,788,383 Ordinary Shares acquired from the Company on February 27, 2024 in connection with the Merger Agreement, less shares subsequently sold or transferred by EUR in private transactions.

(4)	Greg Barnes may be deemed to be the beneficial owner of ordinary shares held by Rimbal Pty. Ltd. The business address of Rimbal Pty Ltd. is 47 Labouchere Road, South Perth 6151, Australia.

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

Capital Contributions from European Lithium

ELAT and certain of its subsidiaries has received financing from its parent company, EUR. As of June 30, 2025 and June 30, 2024, we and certain of our subsidiaries have received capital contributions with a balance of $45.7 million and $45.7 million, respectively. For a further description of such transactions, see Note 17 “Related Party Disclosure” to our interim period unaudited consolidated financial statements and audited financial statements, included elsewhere in this annual report.

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at June 30, 2025, the amount owing was $5,854,852, compared to $4,268,857 at June 30, 2024.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Except as described in “Liquidity and Capital Resources—GEM Arbitration”, we are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

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

No significant changes have occurred since June 30, 2025, except as otherwise disclosed in this Annual Report.

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

For additional information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

D.	Exchange Controls

There are currently no currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-resident shareholders.

E.	Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of the Company’s ordinary shares and Public Warrants. This discussion applies only to U.S. Holders that hold the ordinary shares and Public Warrants, as the case may be, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of the Company’s ordinary shares and Public Warrants. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and U.S. state and local and non-U.S. tax laws are not discussed.

This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, or to investors subject to special rules under U.S. federal income tax laws, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding the Company’s ordinary shares and/or Public Warrants as part of a hedge, straddle, wash sale, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Company’s ordinary shares and/or Public Warrants being taken into account in an applicable financial statement;

●	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received the Company’s ordinary shares and/or Public Warrants pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

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

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES AND PUBLIC WARRANTS. EACH INVESTOR IN THE COMPANY’S ORDINARY SHARES OR PUBLIC WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES OR PUBLIC WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX LAWS, ANY APPLICABLE TAX TREATY, AND POSSIBLE CHANGES IN TAX LAW.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Company’s ordinary shares or Public Warrants, as the case may be, who or that is, for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (as defined in the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person (as defined in the Code).

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

Amounts treated as dividends that the Company pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Company’s ordinary shares are readily tradable on an established securities market in the United States (such as Nasdaq) or the Company is eligible for benefits under an applicable tax treaty with the United States meeting certain requirements (for this purpose, the United States Treasury Department has determined that the United States-UK income tax treaty meets these requirements), and, in each case, the Company is not treated as a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid or for the preceding year and provided certain holding period requirements are met. There can be no assurance that the Company’s ordinary shares will be considered readily tradable on an established securities market in any year. In addition, there can be no assurance that the Company will not be treated as a PFIC with respect to a U.S. Holder for any taxable year (see the discussion below under the heading “— Passive Foreign Investment Company Rules”). U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Company’s ordinary shares.

Subject to certain conditions and limitations, non-refundable non-U.S. taxes (at a rate not in excess of any applicable tax treaty rate), if any, withheld on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Company’s ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct any non-U.S. income tax imposed with respect to their Company’s ordinary shares in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. However, the rules governing a U.S. Holder’s ability to claim a U.S. foreign tax credit or deduction are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit or deduction under their particular circumstances.

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

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the ordinary shares received would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Public Warrants having an aggregate fair market value equal to the aggregate exercise price of the total number of Public Warrants deemed to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Public Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Public Warrants deemed surrendered and (ii) the U.S. Holder’s adjusted basis in the Public Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s tax basis in the Public Warrants deemed exercised plus the exercise price of such Public Warrants. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

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

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of ordinary shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Public Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, an adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and (e.g., through an increase in the number of the Company’s ordinary shares that would be obtained upon exercise of such Public Warrant); such adjustment may be made as a result of a distribution of cash to the holders of the Company’s ordinary shares. Such constructive distribution would be subject to tax as described under “— Dividends and Other Distributions on the Company’s Ordinary Shares” above in the same manner as if the U.S. Holder of such Public Warrant received a cash distribution from the Company equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Public Warrant.

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

As of the date hereof, the Company has not made a determination as to its PFIC status for its most recently ended taxable year or any other taxable year. Whether the Company is a PFIC is determined on an annual basis. The determination of whether the Company is a PFIC is a factual determination that depends on, among other things, the composition of the Company’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether the Company will be a PFIC in its current taxable year or for any future taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

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

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Company’s ordinary shares or Public Warrants and, in the case of ordinary shares, the U.S. Holder did not timely make either a qualified electing fund (“QEF”) election or mark-to-market election, as further discussed below, for the first taxable year in which the Company was treated as a PFIC and in which the U.S. Holder held (or is deemed to have held) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Public Warrants (which may include gain realized by reason of transfers of the Company’s ordinary shares or Public Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Company’s ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the Company’s ordinary shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Public Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

●	the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year (or portion thereof) of the U.S. Holder without regard to the U.S. Holder’s other items of income and loss.

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

If a U.S. Holder makes a QEF election with respect to its ordinary shares for any taxable year but did not make a QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder held (or is deemed to have held) ordinary shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s ordinary shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares.

Under current law, a U.S. Holder may not make a QEF election with respect to Public Warrants to acquire the Company’s ordinary shares. As a result, under the Proposed PFIC Option Regulations, if a U.S. Holder sells or otherwise disposes of such Public Warrants (other than upon exercise of such Public Warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such Public Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Public Warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, might continue to apply with respect to such newly acquired ordinary shares due to a rule under the Proposed PFIC Option Regulations providing that shares acquired pursuant to the exercise of an option generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period during which the U.S. Holder held the option. If this rule were to be applicable, and, as a result a U.S. Holder’s holding period in the Company’s ordinary shares acquired pursuant to the exercise of a Public Warrant included a prior period in which a QEF election was not in effect, then the U.S. Holder would generally need to make, in addition to a QEF election, a purging election under the PFIC rules to avoid the application of the excess distribution rules. U.S. Holders are urged to consult their tax advisors as to the application of the above rules to their particular circumstances.

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

If a U.S. Holder has made a QEF election with respect to their ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of ordinary shares generally will be taxable as capital gain and no additional tax or interest charge will be imposed under the excess distribution rules. As discussed above, if the Company were a PFIC for any taxable year, a U.S. Holder of ordinary shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company were not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to its ordinary shares for any such taxable year.

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

Alternatively, if the Company is a PFIC and the Company’s ordinary shares constitute “marketable stock,” a U.S. Holder who owns (or is treated as owning for purposes of this rule) the Company’s ordinary shares at the close of its taxable year may avoid the application of the excess distribution rules discussed above if such U.S. Holder makes a “mark-to-market” election with respect to such ordinary shares for the first taxable year (x) in which it holds (or is deemed to hold) ordinary shares and (y) for which the Company is determined to be a PFIC.  Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts. Any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income, and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to Public Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that is regulated or supervised by a governmental authority of the country in which such exchange or market is located and meets certain other requirements. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Company’s ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Company’s ordinary shares under their particular circumstances.

If the Company is a PFIC and, at any time, the Company has a foreign subsidiary that is classified as a PFIC (such foreign subsidiary, a “lower-tier PFIC”), a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the excess distribution rules described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that the Company will have timely knowledge of the status of any lower-tier PFIC or provide information that may be required for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. A mark-to-market election generally would not be available with respect to any lower-tier PFIC.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2025. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During the preparation of our financial statements at and as of June 30, 2025, we identified the material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. The identified material weaknesses are listed below in “—Internal Control over Financial Reporting”.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of June 30, 2025, the Company’s internal control over financial reporting was not effective.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended June 30, 2025, and 2024, we and the auditors identified six significant deficiencies in our internal control over financial reporting. The identified material weaknesses related to the following matters:

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that both Michael Hanson and Malcolm Day satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Michael Hanson and Malcolm Day is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

CBIZ CPAs P.C. served as our independent registered public accounting firm for the fiscal year ended June 30, 2025. Marcum LLP, served as our independent registered public accounting firm for the fiscal year ended June 30, 2024 and 2023. The following table outlines the fees for professional services in each of the respective fiscal years:

	2025	2024	2023
Audit fees(1)	$509,009	$260,960	$123,085
Tax fees(2)	-	-	-
Audit related fees	-	94,760	42,230
Total	$509,009	$355,720	165,315

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended June 30, 2025 and 2024 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Our BVI counsel, Maples and Calder, has provided a letter to Nasdaq certifying that we may follow provisions of the laws of the British Virgin Islands and our memorandum and articles of association in lieu of certain Nasdaq corporate governance rules, including the following items:

●	Rule 5605(c)(2)(A), which requires that each Listed Company have an audit committee of at least three members;*

●	Rule 5605(c)(1), which requires that each company certify that it has and has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis;*

●	Rule 5605(b), which requires that (i) a majority of the board of directors be comprised of independent directors as defined in Rule 5605(a)(2), and (ii) the independent directors have regularly scheduled meetings at which only independent directors are present;

●	Rule 5605(d), which requires that each company (i) have and certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a compensation committee of at least three members;

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, either by (i) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, and also have and certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws;

●	Rule 5610, which requires that each company adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available, that the code provide for an enforcement mechanism, that any waivers of the code for directors or executive officers be approved by the Board and that companies publicly disclose any such waivers in accordance with Rule 5610;*

●	Rule 5620(a), which requires that companies hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

●	Rule 5620(b), which requires companies to solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;

●	Rule 5630, which requires companies to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors;*

●	Rule 5635, which requires that shareholder approval be required in certain circumstances, including in respect of:

o	Rule 5635(a), which requires shareholder approval in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company;

o	Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

o	Rule 5635(c), which requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions; and

o	Rule 5635(d), which requires shareholder approval prior to a 20% issuance at a price that is less than the “minimum price,” as defined in Nasdaq’s rules;

●	Rule 5250(b)(3), which requires disclosure of third-party director and nominee compensation; and

●	Rule 5250(d), which requires the distribution of annual and interim reports.*

As a result of items described above, our shareholders may receive less or different information about us than they would receive about a U.S. domestic public company, and our shareholders may not have the ability to vote on or approve certain transactions that are typical of a U.S. domestic public company.

We have opted to comply with certain of the requirements listed above, which are marked with an asterisk for reference, but may opt out of such requirements in the future. Other than as discussed and listed above, we currently comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. As noted above, we may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our Board has adopted a securities trading policy, as amended on May 16, 2025, which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading. A copy of the insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. If any such programs or systems were to fail as a result of a cyber-attack or create erroneous information in our hardware or software network infrastructure, possible consequences include loss of access, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification, and risk of our being unable to adequately monitor and audit and modify our controls over our critical information. We are not aware that we have experienced a material cybersecurity incident during the 2025 fiscal year.

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

Governance

As part of our overall risk management approach, we recognize the need to manage cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee, will oversee our policies and procedures for protecting our cybersecurity infrastructure as we begin to put these processes in place and for compliance with applicable data protection and security regulations, and related risks.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of CBIZ CPAs P.C., an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (incorporated by reference to Exhibit 1.1 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.1	Warrant Agreement, dated as of November 3, 2021, by and between Sizzle and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Sizzle’s Current Report on Form 8-K filed on November 8, 2021).
2.2	Assignment and Assumption of Warrant Agreement, dated as of February 27, 2024 by and among Sizzle Acquisition Corp., Critical Metals Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.4 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to Critical Metals Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 30, 2024).
4.1+	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).
4.5	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.7 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.6	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto (incorporated by reference to Exhibit 4.8 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.7	Critical Metals 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.9 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.8	Critical Metals 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.10 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.10+	Share Purchase Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.11	Amendment to Share Purchase Agreement, dated February 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.13 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.12	Registration Rights Agreement, dated July 4, 2023, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).
4.13	Subscription Agreements, dated February 8, 2024, by and among Critical Metals Corp., Sizzle Acquisition Corp., VO Sponsor, LLC and the subscriber named therein (including the form of Warrant Agreement attached as Exhibit B hereto) (incorporated by reference to Exhibit 10.1 of Sizzle’s Current Report on Form 8-K, filed with the SEC on February 8, 2024).
4.14	Omnibus Amendment to Subscription Agreements, by and among Critical Metals Corp. VO Sponsor, LLC, Sizzle Acquisition Corp. and the subscribers named therein (incorporated by reference to Exhibit 4.16 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.15	Form of Warrant Agreement between Critical Metals Corp. and the subscriber party named therein (included as Exhibit B to Exhibit 4.13 to this Report).
4.16	Warrant by and between Critical Metals Corp. and GEM Yield Bahamas Ltd (incorporated by reference to Exhibit 4.19 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).
4.17	Form of New Warrant Agreement between Critical Metals Corp. and the Empery Funds (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 17, 2024).
4.18	Amended and Restated 2024 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.19	Form of Employee RSU Agreement (incorporated by reference to Exhibit 4.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.20	Form of Director RSU Agreement (incorporated by reference to Exhibit 4.3 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).
4.21	Second Letter Agreement Relating to Share Subscription Facility, dated April 29, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.17 to Critical Metals Corp.’s Form F-1 filed with the SEC on May 1, 2024).
4.22	Third Letter Agreement Relating to Share Subscription Facility, dated September 27, 2024, by and among Critical Metals Corp., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.26 to Critical Metals Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 30, 2024).
4.23	Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on July 25, 2024).
4.24	Form of Securities Purchase Agreement, by and between Critical Metals Corp. and the investor named therein (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on February 10, 2025).
4.25	Registration Rights Agreement, by and among Critical Metals Corp. and the investors named therein (incorporated by reference to Exhibit 99.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on February 10, 2025).

4.26	Form of PIPE Warrant (incorporated by reference to Exhibit 99.3 to Critical Metals Corp.’s Form 6-K (File No. 001-41973), filed with the SEC on February 10, 2025).
4.27*	Amendment No. 1 to Amended and Restated Heads of Agreement, dated as of September 29, 2025.
8.1	Subsidiaries of Critical Metals Corp. (incorporated by reference to Exhibit 8.1 to Critical Metals Corp.’s Form 20-F (File No. 001-41973) filed with the SEC on October 30, 2024).
11.1	Form of Insider Trading Policy of Critical Metals Corp.(incorporated by reference to Exhibit 11.1 to Critical Metals Corp.'s Form 20-F (File No. 001-41973) filed with the SEC on October 30, 2024).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of CBIZ CPAs P.C., independent registered accounting firm of Critical Metals Corp.
15.2*	Consent of CSA Global South Africa (Pty) Limited.
15.3*	Consent of Agricola Mining Consultants Pty Ltd.
15.4*	Consent of Marcum LLP.
16.1	Technical Summary Report, The Wolfsberg Project, effective at December 5, 2022, prepared by CSA Global (incorporated by reference to Exhibit 96.1 to Amendment No. 3 to Critical Metals Corp.’s Registration Statement on Form F-4 (File No. 333-268970), filed with the SEC on May 5, 2023).
16.2	Technical Report Summary, dated March 12, 2025, regarding the mining property known as the Tanbreez Rare Earth Project, prepared by Agricola Mining Consultants Pty Ltd. (incorporated by reference to Exhibit 96.1 to Critical Metals Corp.’s Form 6-K (File No. 001-41973), filed with the SEC on March 13, 2025).
97.1	Policy For The Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F of Critical Metals Corp. (File No. 001-41973), filed with the SEC on October 30, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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

CRITICAL METALS CORP

Consolidated Financial Statements

For the Year Ended 30 June 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Critical Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Critical Metals Corp. (the “Company”) as of June 30, 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended June 30, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2023 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

Houston, Texas

PCAOB # 199

October 3, 2025

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

Houston, Texas

October 29, 2024

PCAOB ID#688

CRITICAL METALS CORP

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

	Note	30 June 2025 $	30 June 2024 $	30 June 2023 $
Continuing operations
Other income		560,623	117,660	111,218
Foreign exchange (loss)/gain		(1,183,315)	41,715	(2,200)
Consultants and professional services expenses	4	(12,338,201)	(1,383,645)	(310,737)
Travel and entertainment		(275,623)	(47,701)	(22,395)
Directors’ fees	4	(1,391,263)	(136,901)	-
Merger expenses	4	(3,000,000)	(9,373,737)	(5,104,937)
Listing expenses	4	-	(76,007,159)	-
Compliance and regulatory fees		(746,676)	(426,325)	-
Administration expenses		64,009	(14,933)	(35,653)
Promotion, IR and PR expenses		(1,192,471)	(191,403)	(63,881)
Insurance		(2,073,232)	(773,820)	-
Finance costs	4	(466,099)	(29,828,866)	(14,871)
Depreciation expense	10	(1,088)	(6,642)	(6,757)
Loss on disposal of fixed asset	10	(945)	-	-
Share of profit of equity-accounted joint venture, net of tax	12	701,978	-	-
Share of profit/(loss) of equity-accounted associate, net of tax	13	6,829	(2,263)	-
Depreciation expense – leased assets	14	(10,161)	(19,359)	-
Exploration expenditure expensed		(238,309)	(159,685)	-
Gain/(loss) on fair value of warrants	20	49,534	(20,623,381)	-
Gain on extinguishment of liability	21	235,350	-	-
Share based payments	24	(30,566,894)	(608,156)	-
Other expenses		(5,869)	(1,603)	-
Loss before income tax		(51,871,823)	(139,446,204)	(5,450,213)
Income tax expense	5	-	-	-
Loss after tax		(51,871,823)	(139,446,204)	(5,450,213)

Other comprehensive income, net of income tax
Items that will or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		4,684,120	(820,433)	1,358,781
Other comprehensive profit/(loss) for the year, net of income tax		4,684,120	(820,433)	1,358,781

Total comprehensive (loss) for the year		(47,187,703)	(140,266,637)	(4,091,432)

Loss per share for the year
Basic loss per share	25	(0.56)	(527)	(53,551)
Diluted loss per share	25	(0.56)	(527)	(53,551)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income is to be read in conjunction with the Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2025 AND 2024

	Note	30 June 2025 $	30 June 2024 $
ASSETS
Current Assets
Cash and cash equivalents	6	7,297,328	1,259,242
Other receivables	7	47,894	837,930
Prepaid expenses	8	962,902	1,645,180
Total Current Assets		8,308,124	3,742,352

Non-Current Assets
Restricted cash	9	15,470,178	15,020,679
Property and plant and equipment, net	10	2,016	853
Deferred exploration and evaluation expenditure	11	39,712,591	35,213,542
Investment in equity-accounted joint venture	12	107,856,418	5,000,000
Investment in equity-accounted associate	13	350,068	343,239
Right of use asset	14	22,865	30,871
Total Non-Current Assets		163,414,136	55,609,184

TOTAL ASSETS		171,722,260	59,351,536

LIABILITIES
Current Liabilities
Trade and other payables	15	17,971,783	13,226,525
Provisions	16	27,454	24,200
Lease liability	17	11,870	9,842
Funding from related party	18	5,854,852	4,268,857
Warrants liability	20	40,919,123	37,864,064
Total Current Liabilities		64,785,082	55,393,488

Non-Current Liabilities
Offtake prepayment	19	15,000,000	15,000,000
Lease liability	17	14,208	23,796
Total Non-Current Liabilities		15,014,208	15,023,796

TOTAL LIABILITIES		79,799,290	70,417,284

NET ASSETS		91,922,970	(11,065,748)

EQUITY
Share capital	21	197,732,356	51,508,320
Unissued Capital	22	45,734,183	45,734,183
Reserves	23	49,013,687	40,377,182
Accumulated deficit		(200,557,256)	(148,685,433)

TOTAL EQUITY		91,922,970	(11,065,748)

The above Consolidated Statements of Financial Position is to be read in conjunction with the
Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

					Reserves
	Note	Share Capital $	Share Premium $	Unissued Capital $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2022		39,414	-	39,079,626	-	(4,950,566)	-	(3,789,016)	30,379,458
Loss for the year		-	-	-	-	-	-	(5,450,213)	(5,450,213)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	1,358,781	-	-	1,358,781
Total comprehensive (loss) for the year		-	-	-	-	1,358,781	-	(5,450,213)	(4,091,432)

Capital contributions	21	-	-	5,390,497	-	-	-	-	5,390,497
At 30 June 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523

	Note	Share Capital $	Share Premium $	Unissued Capital Reserve $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523
Loss for the year		-	-	-	-	-	-	(139,446,204)	(139,446,204)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(820,433)	-	-	(820,433)
Total comprehensive (loss) for the year		-	-	-	-	(820,433)	-	(139,446,204)	(140,266,637)

Issue of shares upon completion of business combination	21	74,369	23,044,152	-	43,998,710	-	-	-	67,117,231
Issue of shares associated with Empery Asset Management LP	21	4,149	-	-	-	-	-	-	4,149
Issue of shares upon conversion of warrants	21	2,476	27,998,258	-	-	-	-	-	28,000,734
Issue of shares to Directors and management in lieu of fees	24	-	-	-	-	-	182,534	-	182,534
Issue of RSUs to Directors and management	25	-	-	-	-	-	608,156	-	608,156
Transfer of investment in associate	13	-	345,502	-	-	-	-	-	345,502
Capital contributions	23	-	-	1,264,060	-	-	-	-	1,264,060
At 30 June 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,218)	790,690	(148,685,433)	(11,065,748)

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

	Note	Share Capital $	Share Premium $	Unissued Capital Reserve $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,218)	790,690	(148,685,433)	(11,065,748)
Loss for the year		-	-	-	-	-	-	(51,871,823)	(51,871,823)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	4,684,120	-	-	4,684,120
Total comprehensive (loss) for the year		-	-	-	-	4,684,120	-	(51,871,823)	(47,187,703)

Issue of shares Tanbreez acquisition	21	8,395	89,991,605	-	-	-	-	-	90,000,000
Issue of shares suppliers	21	950	1,996,050	-	-	-	-	-	1,997,000
Issue of shares PIPE	21	4,910	24,545,090	-	-	-	-	-	24,550,000
Issue of shares to Directors	21	560	1,296,539	-	-	-	-	-	1,297,099
Issue of shares upon vesting of RSU’s	21	2,380	24,435,724	-	-	-	(24,438,104)	-	-
Issue of shares Tanbreez make good provisions	21	5,000	6,845,000	-	-	-	-	-	6,850,000
Issue of shares upon conversion of warrants	21	1,600	1,998,400	-	-	-	-	-	2,000,000
Issue of RSUs to Directors and management	24	-	-	-	-	-	27,044,194	-	27,044,194
Issue of RSUs to suppliers – Chris Gale	24						80,700		80,700
Issue of RSUs to Directors and management in lieu of fees	23						1,079,318		1,079,318
Issue of warrants PIPE (Investors)	20	-	(3,104,593)	-	-	-	-	-	(3,104,593)
Share-based payments – Transaction costs for PIPE Warrants (Financial liability)	21	-	-	-	-	-	25,703	-	25,703
Issue of warrants PIPE (Brokers)	23	-	(160,574)	-	-	-	160,574	-	-
Capital raising costs		-	(1,643,000)	-	-	-	-	-	(1,643,000)
At 30 June 2025		144,203	197,588,153	45,734,183	43,998,710	271,902	4,743,075	(200,557,256)	91,922,970

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

	Note	30 June 2025 $	30 June 2024 $	30 June 2023 $
Cash flows from operating activities
Payments to suppliers and employees		(7,448,892)	(2,596,997)	(2,467,764)
Proceeds from related party borrowings				34,603
Interest received from bank accounts		56,001	-	-
Interest paid		(8,031)	-	(7,776)
Grants received		98,722	75,322	111,218
VAT refund received		49,895	7,027	(49,070)
Tax paid		-	(658,472)	-
Merger expenses paid		(7,244,846)	(11,949,234)	-
Net cash (used in) operating activities	27	(14,497,151)	(15,122,354)	(2,378,789)

Cash flows from investing activities
Payment for property, plant and equipment		(2,076)	-	-
Payments for exploration and evaluation		(1,040,142)	(1,068,572)	(2,993,578)
Investment in equity-accounted joint venture		(5,268,316)	(5,000,000)	-
Costs associated with Obeikan joint venture		(384,685)	-	-
Cash at acquisition of Sizzle merger	29	-	9,835,289	-
Net cash (used in) provided by investing activities		(6,695,219)	3,766,717	(2,993,578)

Cash flows from financing activities
Cash from the issue of shares	21	24,550,000	1,060,938	-
Cash from the exercise of warrants for shares	21	2,709,251	6,170,683	-
Payment for share issue costs		(1,643,000)	-	-
Transfer of cash from unrestricted to restricted		-	(15,000,000)	-
Cash received in respect of offtake prepayment		-	15,000,000	-
Funding from related party	18	1,585,995	4,234,254	-
Proceeds from capital contributions		-	1,127,417	5,368,057
Repayment of lease liability		(12,567)	(24,483)	-
Net cash provided by financing activities		27,189,679	12,568,809	5,368,057

Net increase in cash and cash equivalents		5,997,309	1,213,172	(4,310)
Cash and cash equivalents at beginning of year		1,259,242	137,451	136,097
Effects on exchange rate fluctuations on cash held		40,777	(91,381)	5,664
Cash and cash equivalents at end of year	6	7,297,328	1,259,242	137,451

The above Consolidated Statements of Cash Flows is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (CRML or the Company), and its wholly owned entities as disclosed in Note 31 (the Group) for the years ended 30 June 2025, 30 June 2024 and 30 June 2023 was authorised for issue in accordance with a resolution of the directors on 3 October 2025.

On 26 October 2022, European Lithium Ltd (ASX: EUR) (EUR) announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project (the Wolfsberg Project) and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

The nature of the operations and principal activities of the Group during the year was:

◾	A 42% interest in Tanbreez Mining Greenland A/S an unlisted entity which holds an exploitation permit for rare earths in Greenland.

◾	The development of the wholly-owned Wolfsberg Project located in Carinthia, Austria. The Group has legal right and tenure over the Wolfsberg Project through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2029 and 20 mining licenses which are valid until 31 December 2025.

◾	A 20% interest EV Resources GmbH, an unlisted entity which holds the Weinebene and Eastern Alps Lithium Projects.

The Company is a public company limited by shares incorporated and domiciled in the British Virgin Islands whose shares are publicly traded on the NASDAQ. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the consolidated financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis, modified by the revaluation of warrants liability and share based compensation for which the fair value basis of accounting has been applied.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going Concern

The consolidated financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended 30 June 2025 the Group incurred a loss after income tax of $51,871,824 (30 June 2024: $139,446,204), net cash outflows from operating activities of $14,497,151 (30 June 2024: $15,122,354), a working capital deficit (excluding liabilities that will be settled in CRML shares) of $15,557,835 (30 June 2024: $13,787,072) and at that date had cash on hand of $7,297,328 (30 June 2024: $1,259,242).

The Group’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from the exercise of warrants, continued support from related party creditors, continued support from nonrelated parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

The Directors believe that it is reasonably foreseeable that the Group will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

◾	The successful completion of the PIPE raising during the year;

◾	The Company continues to seek funding options required to undertake its next phase of exploration activities; and

◾	Ability to defer exploration expenditures.

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

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the year ended 30 June 2025, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Group and effective for the full year reporting periods beginning on or after 1 July 2024. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2024 with no material impact on the amounts presented and the disclosures included in the financial report.

Title	Summary	Application date of standard	Application date for the Group

Classification of Liabilities as Current or Non-Current (including Classification of Liabilities as Current or Noncurrent - Deferral of Effective Date) (Amendments to IAS 1

Presentation of Financial Statements)

	The amendments, among other changes, clarified the meaning of 'settlement' for the purpose of classifying a liability as current or non-current.	This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 January 2024

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

Title	Summary	Application date of standard	Application date for the Group
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments)

The Amendments clarify

◾      the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer.

◾      the requirements for assessing contractual cash flow characteristics of financial assets.

◾      characteristics of non-recourse loans and contractually linked instruments.

The Amendments also introduce certain disclosure requirements for financial instruments.

		This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 January 2026

IFRS 18 Presentation and Disclosure in Financial Statements	This Standard sets out significant new requirements for how financial statements are presented, with particular focus on the statement of profit or loss, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, as well as disclosures related to management-defined performance measures.	This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 January 2027

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

d)	Principles of consolidation

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 31 to the consolidated financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

e)	Critical Accounting Estimates and Judgements in Applying the Groups Accounting Policies

Judgements

Investment in equity-accounted joint-venture

The Groups accounting for its investment in the equity accounted joint venture, Tanbreez Mining Greenland A/S as a joint venture is determined on the basis the CRML has joint control over Tanbreez as outlined in Note 12 to the consolidated financial statements.

Exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether:

a)	technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and therefore not within the scope of IFRS 6 Exploration for and Evaluation of Mineral Resources (IFRS 6 paragraph 5(b).

b)	facts and circumstances suggest that the carrying amount of the exploration and evaluation asset exceeds the recoverable amount of that asset, and the Company is subsequently required to assess its exploration and evaluation assets for impairment (IFRS 6 para 18).

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

Effects of changes in foreign exchange rates on the consolidation of the consolidated financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Deferred taxation

Potential future income tax benefits have not been brought to account at 30 June 2025 and 30 June 2024 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Estimates

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of unlisted equity-settled transaction is determined using a Monte Carlos Simulation model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed equity-settled share options granted was based on the fair value of financial instruments traded in active markets based on the quoted market prices at the grant date.

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

f)	Finance costs

Finance costs are recognised as an expense when amortised, except for finance cost relating to qualifying assets when the interest is capitalised to the qualifying assets.

g)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. The Group does not currently have any cash equivalents.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash in the Statement of Financial Position refers to cash that is held for a specific reason and not available for immediate business use.

h)	Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Group. They do not contain impaired assets and are not past due. Based on the credit history, it is expected that these other balances will be received when due.

i)	Financial Instruments - Fair Value Measurement

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

j)	Investment in equity-accounted Associates

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

Plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful life are used in the calculation of depreciation:

Plant and equipment	3 years

l)	Financial instruments

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

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

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

During the years ended 30 June 2025 and 2024 the Group has undertaken a review for the impairment of assets and not identified any triggers of impairment.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

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

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Functional and presentation currency

Items included in the consolidated financial statements of European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). Items included in the consolidated financial statements of Critical Metals Corp and Sizzle Acquisition Corp are measured in US dollars. The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

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

s)	Exploration and evaluation expenditure

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

At each reporting date the Group considers whether facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. For the purpose of determining if facts and circumstances exist that require the Group test its exploration assets for impairment the Group considers the facts and circumstances set out in IFRS 6 paragraph 20. When the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed. substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned, exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

If the Group determines that facts and circumstances do exist which require exploration and evaluation assets to be assessed for impairment the Group will perform an impairment test in accordance with IAS 36. Any impairment loss is recognised as an expense in accordance with IAS 36. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

t)	Investment in equity-accounted joint venture

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

v)	Warrants Liability

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Group will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Group’s consolidated statement of comprehensive income.

w)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM is the Chairman and CEO and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Minerals Exploration cover’s the Group’s main project including:

●	Wolfsberg (Austria)

●	Tanbreez (Greenland)

●	Weinebene and Eastern Alps Projects (Austria)

Whilst the Group receives separate report for each of these projects, these projects have been aggregated into one reporting segment because management considers that they have similar economic characteristics as all three are exploration projects.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

The measure of profit or loss for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Profit or loss and Other Comprehensive Income. The measure of total assets and liabilities and the amount of investment in associated and JV accounted for by the equity method for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Financial position.

a)	Segment assets

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	30 June 2025 $	30 June 2024 $
Geographical information
United States	-	-
Greenland	107,856,418	5,000,000
Austria	55,557,718	50,609,184
	163,414,136	55,609,184

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

4.	EXPENSES FROM CONTINUING OPERATIONS

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Consultants and professional services
Taxation advisors	(36,037)	(2,811)	(21,242)
Company secretarial advisors	-	-	(4,075)
Strategy advisors	(292,553)	(17,551)	-
Legal fees	(11,249,177)	(1,271,314)	(282,020)
Accounting fees	(336,934)	(59,059)	-
Government affairs	(168,033)	-	-
General	(255,467)	(32,910)	(3,400)
	(12,338,201)	(1,383,645)	(310,737)

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Directors’ fees
Directors’ fees	(1,391,263)	(136,901)	-
	(1,391,263)	(136,901)	-

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Finance expenses
Issue of 1,000,000 warrants to Empery	-	(365,000)	-
Issue of 1,814,797 warrants to GEM	-	(27,200,000)	-
Issue of PIPE warrants to broker (note 21)	(25,703)	-	-
Establishment fees associated with loan facility (note 28)	(313,931)	-	-
GEM payable (note 15)	(480,000)	(1,145,000)	-
GEM payable – Interest (note 15)	590,168	(999,620)	-
Interest expense – leased assets	(2,851)	(7,891)	-
Interest expenses – loan with related party (note 18)	(8,031)	-	-
Bank fees	(55,910)	(60,827)	(7,776)
Other expenses	(169,841)	(50,528)	(7,095)
	(466,099)	(29,828,866)	(14,871)

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Merger Expenses
Merger expenses	(3,000,000)	(9,373,737)	(5,104,937)
	(3,000,000)	(9,373,737)	(5,104,937)

	30 June 2025 $	30 June 2024 $	30 June 2025 $
Listing Expenses
IFRS 2 listing expenses (note 29)	-	(67,797,276)	-
Issue of 122,549 shares to GEM to settle financing costs	-	(1,875,000)	-
Loss on extinguishment of liabilities	-	(6,334,883)	-
	-	(76,007,159)	-

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

5.	INCOME TAX

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	-	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Group’s effective income tax rate for the year is as follows:

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Loss from ordinary activities before income tax expense	(51,871,823)	(139,446,204)	(5,450,213)
Domestic tax rate for the Company	(12,967,956)	(34,861,551)	(1,231,682)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-temporary tax adjustments	-	-	1,137,734
Non-deductible fair value adjustments on restructure	9,357,956	30,745,254	-
Current year deferred tax assets (non-tax losses) not recognised	3,765,740	4,095,259	93,949
Accounting differences between IFRS and Austrian GAAP	(171,369)	-	-
Tax rate differential	15,629	21,038	-
	-	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Unrecognised temporary differences
Deferred tax assets at the respective rates of 0%, 21% and 23.0% (2024: 23.0%) as described below
Start-up organisational expenses	23,562,382	14,548,197	-
Exploration costs deducted for tax purposes	8,831,110	7,257,748	6,326,621
Carry forward tax losses	20,943,812	16,175,180	-
	53,337,304	37,981,125	6,326,621

Deferred tax liabilities at the respective rates of 0%, 21% and 23.0% (2024: 23.0%) as described below
Prepayments	-	-	-
Net unrecognised deferred tax asset/(liability)	12,215,209	8,768,199	1,455,123

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Potential future income tax benefits arising from tax losses have not been brought to account at 30 June 2025, 2024 and 2023 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

◾	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

◾	the Group continues to comply with the conditions for deductibility imposed by law; and

◾	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Group is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

◾	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (30 June 2024: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2025 a tax rate of 23% was used (30 June 2024: 23%) based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

◾	United States - The profits are taxed at the rate of 21% at the US Federal taxation level, without being subject to state taxation in the United States.

◾	United Kingdom – Profits are taxed at the rate of 25%.

◾	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

6.	CASH AND CASH EQUIVALENTS

	30 June 2025 $	30 June 2024 $
Cash at bank	7,297,328	1,259,242
	7,297,328	1,259,242

Cash at bank earns interest at floating rates based on daily bank deposit rates.

7.	OTHER RECEIVABLES

	30 June 2025 $	30 June 2024 $
Security deposit	4,650	4,242
GST / VAT receivable	32,916	82,812
Interest receivable on restricted cash	-	41,625
Funds receivable in respect to the exercise of warrants	-	709,251
Other receivables	10,328	-
	47,894	837,930

These amounts arise from the usual operating activities of the Group and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

8.	PREPAID EXPENSES

	30 June 2025 $	30 June 2024 $
Prepaid directors and officers’ insurance	878,680	1,609,260
Other prepaid expenses	84,222	35,920
	962,902	1,645,180

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

9.	RESTRICTED CASH AND OTHER DEPOSITS

	30 June 2025 $	30 June 2024 $
Funds held on deposit against offtake prepayment (i)	15,447,516	15,000,000
Term deposits (ii)	22,662	20,679
	15,470,178	15,020,679

(i)	On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The Balance at 30 June 2025 includes accrued interest of $447,516. The funds are held in a deposit account secured against a US $15 million bank guarantee (note 19) and are to be offset against LiOH delivered to BMW.

(ii)	Restricted cash relates to the bank guarantees provided by ECM Lithium to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

10.	PROPERTY AND PLANT AND EQUIPMENT

	30 June 2025 $	30 June 2024 $
Office equipment – Cost	35,965	30,924
Office equipment - Accumulated depreciation	(33,949)	(30,071)
Office equipment – Net of accumulated depreciation	2,016	853

	30 June 2025 $	30 June 2024 $
Carrying value at beginning of year	853	7,555
Additions	1,131	-
Loss on disposal of fixed asset	945	-
Depreciation charge for the year	(1,088)	(6,642)
Foreign exchange	175	(60)
Carrying value at end of year	2016	853

11.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation phases:	30 June 2025 $	30 June 2024 $
Balance at beginning of year	35,213,542	34,724,374
Expenditure incurred	1,040,142	1,039,863
Foreign exchange movement	3,458,907	(550,695)
Balance at end of year	39,712,591	35,213,542

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

At 30 June 2024 and 30 June 2025 the Group determined whether facts and circumstances suggested that the carrying amount of the capitalised exploration and evaluation exceeds the asset’s recoverable amount. In both years the entity determined that no such facts and circumstances existed and therefore was not required to perform impairment testing, including determining the asset’s recoverable amount.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

12.	INVESTMENT IN JOINT VENTURE

	30 June 2025 $	30 June 2024 $
Shares in Tanbreez Mining Greenland A/S	107,856,418	5,000,000
Investment in joint venture accounted for using the equity method	107,856,418	5,000,000

Tanbreez Mining Greenland A/S (Tanbreez) is a company incorporated and domiciled in Greenland.

a)	Movement in the carrying amount of the investment in joint venture

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	5,000,000	-
Purchase of unlisted investments (i)	96,850,000	5,000,000
Cash investments	2,060,000	-
Invoices paid by the Company on behalf of the joint venture	3,244,440	-
Share of profits of joint venture recognised during the year	701,978	-
Investment in joint venture accounted for using the equity method	107,856,418	5,000,000

(i)	On 5 June 2024, CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

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

Under the terms of the HOA, if the closing price of CRML shares upon expiration of the lock up period, being 28 February 2025, is less than the issue price of shares issued under the Stage 1 interest, then CRML will issue the vendor an additional number of shares equal to the difference between the Stage 1 interest in shares and the value of these shares at the end of the lock up period, provided however that this number of shares does not exceed 5,000,000 shares. On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of $1.37 per share equating to a deemed value of $6,850,000 (note 21).

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On 2 July 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, at completion of Stage 1 Interest, Gregory Barnes was appointed Strategic advisor to the board of CRML.

On 12 June 2025, CRML advanced funding of $2,000,000 to Tanbreez which is included in the cash investments sum disclosed above. Subsequent to the year end on 9 July 2025, Tanbreez issued 100 ordinary shares to CRML, converting the $2,000,000 funding received from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42% to 42.001%.

As at 30 June 2025, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML's controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 30 June 2025.

During the years ended 30 June 2025 and 2024 the Group has undertaken a review for the impairment of assets and not identified any triggers of impairment.

Significant judgements

Significant judgements and assumptions made in determining that CRML has joint control of Tanbreez:

◾	In accordance with the HOA, CRLM is funding Tanbreez’s exploration activities. CRML has assessed that CRML and Rimbal jointly control Tanbreez’s business activities because:

o	Rimbal and CRML have equal representation on Tanbreez’s Board of Directors and as such there is required to be unanimous consent on Board decisions and

o	Mr. Greg Barnes, being Tanbreez’s General Manager and Chief Geologist cannot be removed by CRML with Rimbal’s approval, noting that Rimbal is owned by Mr Greg Barnes.

b)	Summarised financial information based on unaudited accounts

	30 June 2025 $	30 June 2024 $
Current assets	996,563	49
Non-current assets	36,097,737	29,404,748
Current liabilities	(33,568,680)	(27,827,175)
Equity	(3,525,620)	1,577,623
Group’s carrying amount of the investment	107,856,418	5,000,000

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

	30 June 2025 $	30 June 2024 $
Revenue and other income	2,989,508	(5,431)
Depreciation	(154)	-
Profit before tax	1,671,378	(1,036,506)
Income tax expense	-	-
Profit/(loss) for the year	1,671,378	(1,036,506)
Total comprehensive income/(loss) for the year	-	-
Group’s share of profit for the year	701,979	-

The joint venture has no contingent liabilities or capital commitments as at 30 June 2025.

c)	Subsequent events

On 9 July 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $2,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42% to 42.001%.

On 30 July 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $1,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42.001% to 42.002%.

On 4 September 2025 Tanbreez issued 100 ordinary shared to CRML, converting the $1,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42.002% to 42.003%.

13.	INVESTMENT IN EQUITY-ACCOUNTED ASSOCIATE

	30 June 2025 $	30 June 2024 $
Investments in associates	350,068	343,239

a)	Investment details

	30 June 2025	30 June 2024
Percentage held at reporting date – EV Resources (i)	20%	20%

(i)	The Group holds a 20% interest in EV Resources GmbH, the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Wolfsberg Project.

b)	Movement in the carrying amount of the investment in associates

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	343,239	-
Initial investment	-	345,502
Share of net income/(losses) recognised during the year	6,829	(2,263)
Balance at end of year	350,068	343,239

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

c)	Summarised financial information based on unaudited accounts

EV Resources GmbH

	30 June 2025 $	30 June 2024 $
Current assets	9,054	3,415
Non-current assets	343,337	300,384
Current liabilities	(458,052)	(431,372)
Non-current liabilities	-	-
Equity	105,662	127,573

EV Resources GmbH has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2025.

	30 June 2025 $	30 June 2024 $
Revenue and other income	-	-
Depreciation	-	-
Loss before tax	34,145	(11,315)
Income tax expense	-	-
Loss for the year	34,145	(11,315)
Total comprehensive (loss) for the year	-	-
Group’s share of (loss) for the year	6,829	(2,263)

d)	Impairment assessment

The carrying amount of the investments in associates were assessed for impairment at 30 June 2025. As at 30 June 2025, management are of the view that no indication of impairment at the reporting date.

14.	RIGHT OF USE ASSET

	30 June 2025 $	30 June 2024 $
Cost	54,863	50,063
Accumulated amortisation	(31,998)	(19,192)
	22,865	30,871

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	30,871	-
Additions	-	50,063
Amortisation	(10,161)	(19,359)
Foreign exchange	2,155	167
Balance at end of the year	22,865	30,871

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

15.	TRADE AND OTHER PAYABLES

	30 June 2025 $	30 June 2024 $
Trade payables	2,910,197	6,405,161
GEM commitment Fee Put Amount payable (i)	3,909,452	4,019,620
Other payables	(93,705)	649,269
Accruals	9,769,032	521,585
Excise tax payable	1,476,807	1,630,890
	17,971,783	13,226,525

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM Agreement), pursuant to which the Company is entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in the Company, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. The GEM Agreement allows CRML to access funds for general corporate purpose and working capital needs. In addition, at the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction (refer note 20). Further, in connection with the closing of the Transaction, the Company also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, the Company agreed to issue ordinary shares in the Company to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to the Company for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000 (note 20). On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction. On 27 September 2024, Critical Metals Corp (CRML) entered into a third letter agreement with GEM Global Yield LLC SCS (GEM Global) and GEM Yield Bahamas Ltd. (GYBL) to extinguish the existing arrangement in respect to the Commitment Fee Put Amount of $3,020,000 (refer to note 18 in the consolidated financial statements). Under the new agreement, CRML is obliged to deliver a cash payment of US$3,500,000 (Revised Amount) to GEM Global within one business day following the consummation by CRML of a capital raising transaction provided that the gross proceeds received by CRML in connection with the capital raising transaction are equal to or greater than $15,000,000. If the gross proceeds received by CRML in connection with the capital raising transaction are less than $15,000,000, CRML shall deliver (i) a cash payment of $1,750,000 to GEM Global within one business day following the consummation by CRML of the Equity Capital Raise, and (ii) a cash payment of $1,750,000 (the Deferred Payment) to GEM Global on or before the 90th day following the Equity Capital Raise. If CRML does not deliver the Deferred Payment by the 90th day following the capital raising transaction, CRML shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the deferred payment amount until paid by CRML. If CRML does not consummate a capital raising transaction by 31 December 2024, CRML shall owe the revised amount of $3,500,000 and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such revised amount is paid). On 28 February 2025, the Company has written to GEM Global and GYBL and is disputing the amounts payable. In March 2025, the GEM Investor commenced an action in the U.S. against us, based on a breach of contract claim. These claims are now being arbitrated by the American Arbitration Association. The GEM Investor is seeking a cash payment of $3,500,000 and an amount of ordinary shares having a value equal to $27,200,000, in each case plus interest, under the GEM Agreements. The Company has denied the allegations made by the GEM Investor, including any liability under the GEM Agreements, and we have filed certain counterclaims concerning actions taken by the GEM Investor under the GEM Agreements. The arbitration proceeding is pending. As at 30 June 2025 the amount payable to GEM Global and GYBL by CRML comprises the revised amount of US$3,500,000 plus accrued interest of US$409,452.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

16.	PROVISIONS

	30 June 2025 $	30 June 2024 $
Employee entitlements	10,484	7,230
Interest and penalties on taxes	16,970	16,970
	27,454	24,200

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	24,200	7,458
Movement in the provision for interest and penalties on taxes	-	16,970
Movement in employee entitlements	3,254	(228)
Balance at end of year	27,454	24,200

17.	LEASE LIABILITY

	30 June 2025 $	30 June 2024 $
Lease liability – Current	11,870	9,842
Lease liability – Non-Current	14,208	23,796
	26,078	33,638

ECM Lithium has entered into a long term agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cashflows $	Carrying amount of lease liabilities $
Lease liability
	2025	6,932	6,932	15,019	-	28,883	26,078
	2024	16,072	16,072	32,144	-	64,288	33,638

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

18.	FUNDING FROM RELATED PARTY

	30 June 2025 $	30 June 2024 $
Working capital advance from parent – European Lithium Ltd	5,854,852	4,268,857
	5,854,852	4,268,857

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	4,268,857	34,603
Working capital advance from parent (i)	3,910,441	4,234,254
Repayment of working capital advances from parent	(2,254,980)	-
Foreign exchange	(69,466)	-
Balance at end of year	5,854,852	4,268,857

(i)	On 26 October 2022, European Lithium Ltd (EUR) announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024. In accordance with the Transaction, EUR will be reimbursed for certain expenses incurred in respect to the Transaction.

In addition, EUR has provided funding to CRML to cover certain operational expenses since closing of the Transaction. As at 30 June 2025, a total of $5,854,852 is repayable to EUR. The funds advanced are repayable on demand.

(ii)

On 10 December 2024, the Company entered into a formal loan agreement with EUR to advance funds of up to AUD$2m. Funds of $946,020 (AUD$1.5m) were advanced on 13 December 2024. The loan was secured over the Company’s assets including the Wolfsberg Project and interest in the Tanbreez project. The loan accrued interest of 5% per annum. On 18 February 2025 the loan totaling $954,051 (including accrued interest of $8,031) was repaid in full. At 30 June 2025 there was nil amount owing and all security against the loan has been lifted.

19.	OFFTAKE PREPAYMENT

	30 June 2025 $	30 June 2024 $
Bank guarantee issued against offtake prepayment (note 9)	15,000,000	15,000,000
	15,000,000	15,000,000

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

20.	WARRANTS LIABILITY

	30 June 2025 $	30 June 2024 $
Unlisted warrants ($5.00 expiring 27/05/2025) (a)	-	-
Unlisted warrants ($5.00 expiring 27/05/2025) (b)	-	7,851,651
Listed warrants ($11.50 exp. 27/2/2029) (f)	3,529,803	2,340,413
Unlisted warrants ($5.00 exp. 27/02/2027) (c)	27,200,000	27,200,000
Unlisted warrants ($5.00 exp. 18/6/2029) (d)	2,023,500	472,000
Unlisted warrants (7.00 exp. 7/2/2029) (e)	8,165,820	-
	40,919,123	37,864,064

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	37,864,064	-
Issue of unlisted warrants	-	9,876,533
Issue of unlisted warrants	-	27,200,000
Issue of unlisted warrants	-	365,000
Issue of unlisted warrants PIPE (e)	3,104,593	-
Issue of listed warrants (note 29) – Replacement warrants	-	919,150
Exercise of warrants (note 21)	-	(21,120,000)
Gain/(loss) on fair value of warrants	(49,534)	20,623,381
Balance at end of year	40,919,123	37,864,064

a)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, a total of 350,000 warrants were issued to Polar Multi-Strategy Master Fund (Polar) to settle historic obligations of Sizzle. The unlisted warrants had an initial exercise price of $10.00 each (subject to adjustments) on or before 27 May 2025.

The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants granted to Polar is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of the Company (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Polar which is factored into the implied issue date share price.

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

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

On 27 May 2025, a total of 350,000 warrants lapsed unvested.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

b)	Empery PIPE Investor Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, a total of 1,000,0000 warrants were issued to three Funds affiliated with Empery Asset Management LP (Empery) as part of the PIPE funding for consideration of US$9,880,682. The unlisted warrants had an initial exercise price of US$10.00 each (subject to adjustments) on or before 27 May 2025. The Empery Warrants provide the PIPE Investor with 3 Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of the PIPE Investors’ Warrants.

The PIPE Investor Warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

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

On 18 June 2024 Empery exercised 600,000 of the PIPE Warrants to acquire 2.4 million CMRL shares for US$6 million. This related to 600,000 CMRL shares at US$10 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

On 27 May 2025, Empery exercised the remaining 400,000 of the PIPE Warrants to acquire 1.6 million CMRL shares for US$2 million. This related to 400,000 CMRL shares at US$5 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

c)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, a total of 1,814,797 warrants were issued to Gem Global Yield LLC SCS (GEM) for a credit facility to be made available to the Company. The unlisted warrants had an initial exercise price of $10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants granted is estimated as at the date of grant using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.5%
Expected life of warrants	3.00 years
Exercise price	$10.71
Issue date share price	$10.20

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

The fair value of the warrants issued is estimated as at 30 June 2025 using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	85%
Risk-free interest rate	3.802%
Expected life of warrants	1.66 years
Exercise price	$5.00
Share price at 30 June 2025	$3.58

From 1 March 2025 the GEM Investor has the right require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000. Accordingly, the GEM Warrants are valued at the higher amount of the fair value of the warrant and US$27,200,000.

d)	Additional warrants issued to Empery Asset Management LP

On 17 June 2024, a total of 1,000,000 warrants were issued to Empery Asset Management LP (Empery) induce early conversion of the February 2024 warrants. The unlisted warrants had an initial exercise price of $11.45 each (subject to adjustments) on or before 18 June 2029. The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

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

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

The fair value of the warrants issued is estimated as at 30 June 2025 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	85%
Risk-free interest rate	3.733%
Expected life of warrants	3.97 years
Exercise price	$5.00
Share price at 30 June 2025	$3.58

e)	PIPE warrants

On 7 February 2025, a total of 4,910,000 warrants were issued to participants of the PIPE. The unlisted warrants have an exercise price of $7.00 each on or before 7 February 2029. The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of the Company (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Empery which is factored into the implied issue date share price. The fair value of the warrants is a transaction cost and deducted from equity.

Assumptions
Number warrants issued	4,910,000
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.325%
Expected life of warrants	4.00 years
Exercise price	$7.00
Implied issue date share price	$1.90

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

The fair value of the warrants issued is estimated as at 30 June 2025 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	4,910,000
Dividend yield	0.00%
Expected volatility	85%
Risk-free interest rate	3.713%
Expected life of warrants	3.60 years
Exercise price	$7.00
Share price at 30 June 2025	$3.58

f)	Listed warrants

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

21.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	30 June 2025 No of shares	30 June 2025 $
Opening balance	80,994,098	51,508,320
Issue of shares Tanbreez acquisition (i)	8,395,523	90,000,000
Issue of shares suppliers (i)	950,365	1,997,000
Issue of shares PIPE (i)	4,910,000	24,550,000
Issue of shares Directors (i)	560,310	1,297,099
Issue of shares vesting of RSU’s (i)	2,380,008	24,438,104
Issue of shares Tanbreez make good provisions (i)	5,000,000	6,850,000
Issue of shares upon conversion of warrants (ii)	1,600,000	2,000,000
Issue of warrants PIPE (Investors) (note 20(e))	-	(3,104,593)
Issue of warrants PIPE (Brokers) (note 23)	-	(160,574)
Capital raising costs - Cash	-	(1,643,000)
Total share capital	104,790,304	197,732,356

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

	30 June 2024 No of shares	30 June 2024 $
Opening balance	100	39,414
Cancellation of shares upon completion of business combination	(100)	-
Issue of shares upon completion of business combination Transaction (iii)	78,517,582	78,518
Issue of shares upon conversion of warrants (iv)	2,476,516	2,476
Share premium reserve	-	51,387,912
Total share capital	80,994,098	51,508,320

(i)	During the year ended 30 June 2025, the following shares were issued on the completion of the business combination:

◾	8,395,523 shares for the completion of stage 1 interest in Tanbreez (note 12)

◾	950,365 shares to suppliers comprising:

o	100,000 shares to Bellatrix Corporate Pty Ltd for the provision of accounting services to the Company (note 24)

o	500,000 shares to Alberta Inc for the provision of marketing related services to the Company (note 24). The fair value of these shares on the issue date was $1.42 which resulted in a loss in the extinguishment of liabilities of $245,000.

o	350,365 shares to Skylong Asset Limited for the provision of legal services in respect to the Obeikan transaction (note 24)

◾	4,910,000 shares to participants in the PIPE raising funds of $24,550,000 (before expenses)

◾	560,310 shares to directors comprising:

o	500,000 shares to Tony Sage for a bonus payment (note 24)

o	60,310 shares to former director Carolyn Trabuco to settle amounts due. The fair value of these shares on the issue date was $1.61 which resulted in a gain on the loss in the extinguishment of liabilities of $9,650.

◾	2,380,008 shares upon the vesting of RSU’s (note 24)

◾	5,000,000 shares to satisfy the make good provisions in respect to the acquisition of Tanbreez (note 12)

(ii)	During the year ended 30 June 2025, the following shares were issued upon the exercise of warrants:

◾	On 27 May 2025, the Company issued 1,600,000 shares ($5.00 each expiring 27 May 2025)

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

(iii)	During the year ended 30 June 2024, the following shares were issued on the completion of the business combination:

◾	91,999 shares to existing Sizzle public stockholders

◾	3,368,750 shares to Sizzle initial stockholders, which included Sizzle directors and offices

◾	1,322,850 shares to Cantor (1,247,250 shares, consisting of the 1,200,000 shares as compensation to Cantor in connection with the deferred underwriting fee and 47,250 representative shares which Cantor purchased in a private placement in connection with the Sizzle IPO) and EBC (consisting of the 75,600 EBC Shares).

◾	4,149,000 shares to the PIPE Investors pursuant to the Subscription Agreements

◾	1,796,600 shares to vendors and services providers pursuant to fee modification agreements entered into (775,000 to suppliers for services provided and 1,021,600 in respect to the repayment of loans)

◾	67,788,383 to European Lithium Ltd pursuant to the Merger agreements of the Transaction.

(iv)	During the year ended 30 June 2024, the following shares were issued upon the exercise of warrants:

◾	On 15 April 2024, the Company issued 5,360 shares ($11.50 each expiring 27 February 2029)

◾	On 6 May 2024, the Company issued 6,465 shares ($11.50 each expiring 27 February 2029)

◾	On 3 June 2024, the Company issued 3,015 shares ($11.50 each expiring 27 February 2029)

◾	On 10 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

◾	On 17 June 2024, the Company issued 600 shares ($10.00 each expiring 27 May 2025)

◾	On 24 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

◾	On 21 June 2024, the Company issued 2,000 shares ($11.50 each expiring 27 February 2029)

◾	On 25 June 2024, the Company issued 5,000 shares ($11.50 each expiring 27 February 2029)

◾	On 27 June 2024, the Company issued 25,000 shares ($11.50 each expiring 27 February 2029)

◾	On 28 June 2024, the Company issued 29,674 shares ($11.50 each expiring 27 February 2029)

As at 30 June 2024, funds in respect to the exercise of warrants on the 21 June 2024, 25 June 2024, 27 June 2024 and 28 June 2024 totaling $709,251 had not been received and were accounted for as a receivable (note 7). These funds were received in July 2025.

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 30 June 2025, all shares on issue in the Company are fully paid.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

22.	UNISSUED CAPITAL

	30 June 2025 $	30 June 2024 $
Unissued capital reserve	45,734,183	45,734,183
	45,734,183	45,734,183

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	45,734,183	44,470,123
Capital contribution funding received	-	1,127,417
Foreign exchange movement	-	136,643
Balance at end of year	45,734,183	45,734,183

During the period 1 July 2023 until 29 February 2024 upon closing of the Transaction, the Company received capital contribution from EUR of $1,264,060. The issue of shares in the Company pursuant to funding received remained outstanding at the balance sheet date.

23.	RESERVES

	30 June 2025 $	30 June 2024 $
Foreign currency translation reserve	271,902	(4,412,218)
NASDAQ listing reserve	43,998,710	43,998,710
Share-based payment reserve	4,743,075	790,690
	49,013,687	40,377,182

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	(4,412,218)	(3,591,785)
Foreign currency exchange differences arising on translation of foreign operations	4,684,120	(820,433)
Balance at end of year	271,902	(4,412,218)

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Share-based Payment Reserve

The share-based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	790,690	-
Issue of RSUs to Directors and management (note 24)	27,044,194	608,156
Issue of RSUs to suppliers (note 24)	80,700	-
Issue of RSU’s to Directors and management in lieu of fees (i)	1,079,318	182,534
Transaction costs for PIPE Warrants (Financial liability)	25,703	-
Issue of warrants PIPE (Brokers)	160,574	-
Issue of shares upon vesting of RSU’s	(24,438,104)	-
Balance at end of year	4,743,075	790,690

On 7 June 2024, the Company issued 50,765 shares to directors and management of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024. The shares have been valued based on the trading price on the date of issue. An amount of $359,132 has been booked in the accounts covering the period 1 July 2024 to 30 June 2025. The RSU’s vested on 27 February 2025 and as a result a total of 50,765 shares in the Company were issued.

On 28 January 2025, the Company issued 89,243 RSU’s to directors and management of the Company in lieu of director and consulting fees paid covering the period 1 July 2024 to 31 December 2024. The shares have been valued based on the trading price on the date of issue. An amount of $720,187 has been booked in the accounts covering the period 1 July 2024 to 30 June 2025. The RSU’s vested on 27 February 2025 and as a result a total of 50,765 shares in the Company were issued.

On 7 February 2025, a total of 294,600 warrants were issued to brokers of the PIPE. The unlisted warrants have an exercise price of $7.00 each on or before 7 February 2029. The warrants are classified as an equity settled share-based payment expense under IFRS 2.

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	30 June 2025 $	30 June 2024 $
Balance at beginning of year	43,998,710	-
NASDAQ listing costs (note 29)	-	43,998,710
Balance at end of year	43,998,710	43,998,710

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

24.	SHARE-BASED PAYMENT

Total costs arising from share-based payment transactions recognised as an expense during the year were as follows:

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Issue of RSUs to Directors and management (i)	27,044,194	608,156	-
Issue of RSU’s to suppliers – Chris Gale (ii)	80,700	-	-
Issue of shares to suppliers – Bellatrix Corporate Pty Ltd (iii)	807,000	-	-
Issue of shares to director – Tony Sage (iv)	1,200,000	-	-
Issue of shares to suppliers – Alberta Inc (v)	955,000	-	-
Issue of shares to suppliers - Skylong Asset Limited (vi)	480,000	-	-
	30,566,894	608,156	-

(i)	RSUs to Directors and Management

On 7 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. On 1 July 2024, the Company issued 1,285,000 RSU’s to directors and management of the Company. The RSU’s were originally subject to varying vesting conditions. On 25 January 2025, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025. The RSU’s were valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period taking into consideration the revised besting period. An amount of $22,568,094 has been booked in the accounts as at 30 June 2025.

On 28 January 2025, the Company issued 100,000 RSU’s to Steve Parkes, the previous CFO of the Company. The RSU’s vest on 1 July 2025 subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date or other as determined by the Board (Tranche A). The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $807,000 has been booked in the accounts at 30 June 2025.

On 28 January 2025, the Company issued 100,000 RSU’s to Michael Ryan, the newly appointed Director of the Company. The RSU’s vest on 1 July 2025 per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $807,000 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
Steve Parkes	100,000	28 January 2025	1 July 2025	$8.07	Tranche A
Michael Ryan	100,000	28 January 2025	1 July 2025	$8.07	Tranche A

On 1 May 2025, the Company issued 100,000 RSU’s to John Thomas, the new General Counsel of the Company. The RSU’s vest on 1 July 2025 subject to the per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $155,000 has been booked in the accounts at 30 June 2025.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

On 1 May 2025, the Company issued 100,000 RSU’s to Thomas McNamara, the new Director Of Corporate Development & Investor Relations of the Company. The RSU’s vest on 1 July 2025 subject to the per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $155,000 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
John Thomas	100,000	1 May 2025	1 July 2025	$1.55	Tranche A
Thomas McNamara	100,000	1 May 2025	1 July 2025	$1.55	Tranche A

On 16 May 2025, the Company issued 1,810,000 RSU’s to Directors of the Company for past services provided. The RSU’s vest on 1 July 2025. They have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of $2,552,100 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
Tony Sage	1,000,000	16 May 2025	1 July 2025	$1.41	None
Malcolm Day	250,000	16 May 2025	1 July 2025	$1.41	None
Mykhailo Zhernov	250,000	16 May 2025	1 July 2025	$1.41	None
Michael Hanson	250,000	16 May 2025	1 July 2025	$1.41	None
Michael Ryan	60,000	16 May 2025	1 July 2025	$1.41	None

(ii)	RSU’s to Suppliers

On 25 January 2025, the Company issued 10,000 shares to Chris Gale for the provision of services to the Company in respect to the Transaction during the period up to 31 December 2024. The shares vest on 28 February 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $80,700 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Chris Gale	10,000	25 January 2025	$8.07	30 June 2025

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

(iii)	Shares to Suppliers

On 25 January 2025, the Company issued 100,000 shares to Bellatrix Corporate Pty Ltd (Bellatrix), a related party to the previous interim CFO of the Company Ms Melissa Chapman. The shares were issued in respect of accounting services provided to the Company by Bellatrix during the period up to 31 December 2024. The shares vest on 28 February 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $807,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Bellatrix	100,000	25 January 2025	$8.07	28 February 2025

(iv)	Shares to Director

On 26 February 2025, the Company issued 500,000 shares to Tony Sage as a bonus for services provided which vested immediately. The shares have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of $1,200,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Tony Sage	500,000	26 February 2025	$2.40	26 February 2025

(v)	Shares to Suppliers

On 5 June 2025, the Company issued 500,000 shares to Alberta Inc for the provision of services to the Company in respect to marketing services during the period between 1 March 2025 to 31 May 2025. The shares vested on 31 May 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $955,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Alberta Inc	500,000	1 March 2025	$1.91	31 May 2025

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

(vi)	Shares to Suppliers

On 6 June 2025, the Company issued 350,365 shares to Skylong Asset Limited for the provision of services to the Company in respect to transaction with Obeikan which vested immediately. The shares have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of $480,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Skylong Asset Limited	350,365	6 June 2025	$1.37	6 June 2025

25.	LOSS PER SHARE

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Loss used in the calculation of basic and dilutive loss per share	(51,871,823)	(139,446,204)	(5,450,213)

	2025 $ per share	2024 $ per share	2023 $ per share
Loss per share:
Basic loss per share	(0.56)	(527)	(53,551)
Diluted loss per share	(0.56)	(527)	(53,551)

	2025 Number	2024 Number	2023 Number
Weighted average number of shares	92,906,029	26,481,860	100

Given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

26.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has no minimum expenditure requirements in relation to its exploration and mining licenses at its Wolfsberg Project other than minimal annual licence and mine safety fees.

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

On 27 February 2024, the Company entered into a letter agreement with CCM in respect to their fees in connection with the Transaction. CCM are entitled to a fee of $1,350,000 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $1,250,000 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $1,750,000 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital.

On 5 June 2024, the Company entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). As at 31 December 2024, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML's controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 31 December 2024. The stage 2 interest to acquire the 50.50% equity interest in Tanbreez is subject to CRML expending a minimum of US$10 million on the permit with 2 years from execution of the HOA (note 12).

On 6 June 2025, the Company entered into an advisor agreement with Skylong Assets Limited (Skylong). Under the terms of the agreement, Skylong are entitled to be issued 1,000,000 ordinary shares in the Company upon the consummation of project financing in respect to the execution of definitive documents to fund any portion of the Obeikan JV (Milestone 1 Advisory Shares) and will be issued a further 1,000,000 ordinary shares in the Company upon the occurrence of commercial production and the first sale and export of lithium hydroxide concentrate by the Obeikan JV (Milestone 2 Advisory Shares). Upon the achievement of Milestone 1 Advisory Shares, Skylong will also be entitled to receive 1,000,000 warrants which are exercisable at $11.50 each on or before 3 years following the date of issue.

On 31 May 2025, the Company entered into a consulting agreement with Director Mike Ryan. Under the terms of the agreement, Michael Ryan is entitled to a payment of 3% of the value of the aware capped at $250,000 for the aware of a defense appropriations program related grant on or before 30 June 2027 (Milestone A), a payment of $250,000 upon the execution of a formal agreement of a suitably substantive and strategic nature on or before 30 June 2027 (Milestone B) and a net production royalty to be calculated at 2% of the Company’s first 12 months of net revenue derived specifically from an individual offtake agreement, with the percentage to drop to 1% of the second 12 months net revenue derived specifically from the same offtake agreement in relation to the Tanbreez Project on or before 30 June 2027.

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project (note 9).

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

27.	CASH FLOW INFORMATION

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(51,871,823)	(139,446,204)	(5,450,213)
Non-cash flows included in operating loss:
Depreciation (note 10)	1,088	6,642	6,757
Amortisation (note 14)	10,161	19,359	-
Listing expenses (note 4)	-	76,007,159	-
Merger expenses	-	962,500	-
Gain/loss on fair value of warrants (note 20)	(49,534)	20,623,381	-
Gain on extinguishment of liability (note 21)	(235,350)	-	-
Transaction costs for PIPE Warrants (Financial liability) (note 21)	25,703	-	-
Finance expenses	(480,000)	28,710,000	-
Share based payment expense (note 24)	30,566,894	608,156	-
Issue of shares to directors and management in lieu of fees (note 24)	1,079,318	182,534	-
Share of net losses of associate (note 13)	(6,829)	2,263	-
Share of net profits of JV accounted for using the equity method (note 12)	(701,978)	-	-
Foreign exchange	(40,777)	91,381	(5,664)
Changes in assets and liabilities:
(Increase) / Decrease in trade and other receivables	790,038	(2,385,927)	(50,404)
(Increase) / Decrease in prepaid expenses	682,278	-	-
(Increase) / Decrease in restricted cash	(447,516)	-	-
(Increase) in trade and other payables	4,709,135	9,959,378	3,081,707
(Increase) in provisions	3,254	16,742	7,458
Increase in related party payable	1,585,995	-	34,603
Increase in other receiables	-	-	(3,033)
Fair value of identifiable net assets of Sizzle at 29 February 2024 (note 29)	-	(10,473,822)	-
Other	(117,208)	(5,899)
Net cash (used in) operating activities	(14,497,151)	(15,122,354)	(2,378,789)

28.	RELATED PARTY DISCLOSURES

Loans with Related Parties

During the year ended 30 June 2025 the Company received capital contributions from European Lithium Limited (ASX: EUR), being the previous parent entity of the Company of $3,910,441 (note 18).

On 10 December 2024, the Company entered into a formal loan agreement with EUR to advance funds of up to AUD$2m. Funds of $946,020 (AUD$1.5m) were advanced on 13 December 2024. The loan was secured over the Company’s assets including the Wolfsberg Project and interest in the Tanbreez project. The loan accrued interest of 5% per annum. On 18 February 2025 the loan totaling $954,051 (including accrued interest of $8,031) was repaid in full. At 30 June 2025 there was nil amount owing and all security against the loan has been lifted.

As at 30 June 2025, the amount owing was $5,854,852 (30 June 2024: $4,268,857). Mr Tony Sage, Mr Malcolm Day and Mr Mykhailo Zhernov are Directors of EUR. Transactions between EUR and the Company are measured at the exchange amount as agreed to between the related parties.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Sales and Purchases between Related Parties

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 31 to the consolidated financial statements. Note 31 provides information about the group’s structure including the details of the subsidiaries and the holding company.

Transactions between related parties are on commercial terms and conditions no more favorable than those available to other parties unless otherwise stated. The following table provides the total amount of transactions and outstanding balances (excluding loans with related parties and remuneration) that have been entered into with related parties for the relevant financial year.

		Sales to related parties $	Purchases from related parties $	Amounts owed by related parties $	Amounts owed to related parties $
Cyclone Metals Limited	2025	-	548	-	-
Cyclone Metals Limited	2024	-	-	-	-

Mr Antony Sage is a director of Cyclone Metals Limited.

Agreements entered into with related parties

On 31 May 2025, the Company entered into a consulting agreement with Director Mike Ryan. Under the terms of the agreement, Michael Ryan is entitled to a payment of 3% of the value of the aware capped at $250,000 for the aware of a defence appropriations program related grant on or before 30 June 2027 (Milestone A), a payment of $250,000 upon the execution of a formal agreement of a suitably substantive and strategic nature on or before 30 June 2027 (Milestone B) and a net production royalty to be calculated at 2% of the Company’s first 12 months of net revenue derived specifically from an individual offtake agreement, with the percentage to drop to 1% of the second 12 months net revenue derived specifically from the same offtake agreement in relation to the Tanbreez Project on or before 30 June 2027.

On 5 June 2024, the Company entered into a heads of agreement (HOA) to acquire 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) from Rimbal Pty Ltd (Rimbal). On 23 July 2024, the Company issued 8,395,523 shares for the completion of stage 1 interest in Tanbreez (note 12). On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of $1.37 per share equating to a deemed value of $6,850,000 (note 21). Given the ongoing relationship with Rimbal as its business joint venture partner in respect to Tanbreez, and noting the potential impact on the Company’s share trading price in the event Rimbal were to divest all or some of its shares issued to them, the Company expressed an interest in taking measures for Rimbal to source alternative financing solutions. Subsequently, Rimbal secured supplementary financing of US$5.2 million via Red Dragon LLC under specific terms and conditions defined separately, which included pledging a certain portion of shared held by Rimbal. Separately, Okewood Pty Ltd, a related entity to Tony Sage, entered into an interest free loan arrangement with Rimbal for an amount of US$4.5m. An amount of $313,931 of certain costs associated with the financing with Red Dragon LLC have been paid by the Company (Refer note 4).

Investments with related parties

On 26 June 2025, EUR announced that in an off-market transaction that it had sold 2,000,000 shares it held in CRML to a US institutional investor at US$2.50 per shares for US$5.0m net proceeds to EUR. Mr Tony Sage, Mr Malcolm Day and Mr Mykhailo Zhernov are Directors of EUR.

Key management personnel

The following table discloses the remuneration of directors and key management personnel of the Company:

	30 June 2025 $	30 June 2024 $
Short-term employee benefits	1,512,519	296,978
Post-employment benefits	-	-
Share-based payments	25,409,893	-
Long-term employee benefits	-	-
	26,922,412	296,978

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Equity instrument disclosures relating to key management personnel

(i)	RSUs to KMP

During the year ended 30 June 2025, a total of 89,243 RSU’s were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 1 July 2024 to 31 December 2024 (refer note 24).

On 7 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. On 1 July 2024, the Company issued 1,285,000 RSU’s to directors and management of the Company. The RSU’s were originally subject to varying vesting conditions. On 25 January 2025, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025 (refer note 24).

On 28 January 2025, the Company issued 100,000 RSU’s to Steve Parkes, the previous CFO of the Company (refer note 24).

On 28 January 2025, the Company issued 100,000 RSU’s to Michael Ryan, the newly appointed Director of the Company (refer note 24).

On 16 May 2025, the Company issued 1,810,000 RSU’s to Directors of the Company for past services provided. The RSU’s vest on 1 July 2025 (refer note 24).

(ii)	Shares to KMP

On 25 January 2025, the Company issued 100,000 shares to Bellatrix Corporate Pty Ltd (Bellatrix), a related party to the previous interim CFO of the Company Ms Melissa Chapman. The shares were issued in respect of accounting services provided to the Company by Bellatrix during the period up to 31 December 2024 (Refer note 24).

On 26 February 2025, the Company issued 500,000 shares to Tony Sage as a bonus for services provided which vested immediately (refer note 24).

(iii)	Prior Year Issues

During the year ended 30 June 2024, a total of 955,000 RSU’s were issued to Key management personnel (subject to vesting conditions.

During the year ended 30 June 2024, a total of 50,765 shares were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024.

29.	SIZZLE ACQUISITION

On 26 October 2022, European Lithium Ltd (EUR) announced that it had entered into an acquisition agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the transaction as a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

The Company has accounted for the Transaction in accordance with the March 2013 IFRIC Agenda Decision. The Company’s listing expenses includes the value of shares provided to Sizzle founding shareholders net of the net assets acquired in Sizzle. The listing expense of $63,410,794 has been calculated by the Company comprising:

◾	4,221,600 shares in CRML to Sizzle founding shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

◾	91,999 shares in CRML to Sizzle existing shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

◾	799,600 public shares in CRML acquired by Empery, which in accordance with AASB 2 have been valued using a share price of $11.03 per share being the price paid for the shares by Empery on the open market, and

◾	At completion of the Transaction, Sizzle had a net liability position of $10,473,822 as set out below.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

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

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the consolidated financial statements.

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

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return. The entire balance of cash for the Group of $7,297,328 (30 June 2024: $1,259,242) is subject to interest rate risk.

The balance of cash held on deposit against the offtake prepayment of $15,470,178 (30 June 2024: $15,020,679) is subject to interest rate risk. At 30 June 2025, if interest rates at that date had been 10 basis points higher with all other variables held constant, post-tax profit for the year would have been $14,959 (30 June 2024: $1,068) higher, arising mainly as a result of higher interest revenue from its cash balances at bank. If interest rates had been 10 basis points lower, with all other variables held constant, post-tax profit would have been $14,959 (30 June 2024: $1,068) lower.

e)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount of liabilities $
Financial Liabilities
Trade & other payables	2025	17,971,783	-	-	-	-	17,971,783	17,971,783
Funding from related party	2025	5,854,852	-	-	-	-	5,854,852	5,854,852
Trade & other payables	2024	13,226,525	-	-	-	-	13,226,525	13,226,525
Funding from related party	2024	4,268,857	-	-	-	-	4,268,857	4,268,857
Total	2025	23,826,635	-	-	-	-	23,826,635	23,826,635
	2024	17,495,382	-	-	-	-	17,495,382	17,495,382

f)	Net fair value

In accordance with the accounting policies disclosed in Note 2 of the consolidated financial statement, the Group measures and recognises the following assets and liabilities at fair value on a recurring basis after initial recognition:

◾	Financial assets at fair value through the profit or loss and other comprehensive income

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorises fair value measurements into one of three possible levels based on the lowest level input that is significant to the measurement can be categorised into as follows:

◾	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

◾	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

◾	Level 3 – Measurements based on unobservable inputs for the asset or liability.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Group as at 30 June 2025:

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Investment in equity-accounted joint venture	-	-	107,856,418	107,856,418
Total assets recognised at fair value	-	-	107,856,418	107,856,418

Financial liabilities
Warrants liability	3,529,803	-	37,389,320	40,919,123
Total liabilities recognised at fair value	3,529,803	-	37,389,320	40,919,123

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Group as at 30 June 2024:

	Level 1	Level 2	Level 3	Total
	$		$	$
Financial assets
Investment in equity-accounted joint venture	-	-	5,000,000	5,000,000
Total assets recognised at fair value	-	-	5,000,000	5,000,000

Financial liabilities
Warrants liability	2,340,413	-	35,523,651	37,864,064
Total liabilities recognised at fair value	2,340,413	-	35,523,651	37,864,064

The Company notes that in the financial year ended 30 June 2025, the warrants liability was classified as a level 2, however the Company has since reclassified this to a level 3 based on the nature of inputs.

Information about the significant unobservable inputs used in the level 3 fair value measurement are set out in Note 20.

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the US dollar.

At 30 June 2025, the Company had an Australian denominated funding arrangement with European Lithium Ltd (note 18). At 30 June 2025, if the Australian dollar had strengthened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $532,259 (30 June 2024: $388,078) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the Australian dollar had weakened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $650,539 (30 June 2024: $474,317) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation.

h)	Overview of financial instruments

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2025:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	47,894	-	-
Total current assets	47,894	-	-

Restricted cash	15,470,178	-	-
Total non-current assets	15,470,178	-	-

Total assets	15,518,072	-	-

Financial liabilities
Trade and other payables	17,971,783	-	-
Funding from related party	5,854,852	-	-
Warrants liability	40,919,123	-	-
Total current liabilities	64,745,758	-	-

Offtake prepayment	15,000,000	-	-
Total non-current liabilities	15,000,000	-	-

Total liabilities	79,745,758	-	-

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2024:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	837,930	-	-
Total current assets	837,930	-	-

Restricted cash	15,020,679	-	-
Total non-current assets	15,020,679	-	-

Total assets	15,858,609	-	-

Financial liabilities
Trade and other payables	13,226,525	-	-
Funding from related party	4,268,857	-	-
Warrants liability	-	37,864,064	-
Total current liabilities	17,495,382	37,864,064	-

Offtake prepayment	15,000,000	-	-
Total non-current liabilities	15,000,000	-	-

Total liabilities	32,495,382	37,864,064	-

CRITICAL METALS CORP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2025, 2024 AND 2023

31.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	30 June 2025%	30 June 2024%
Parent
Critical Metals Corp	British Virgin Islands
Subsidiaries
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
Sizzle Acquisition Corp	USA	100	100
Critical BTC LLC	USA	100	-

32.	EVENTS AFTER THE REPORTING PERIOD

On 1 July 2025, the Company issued 2,110,000 fully paid ordinary shares upon the vesting of RSU’s (refer note 25).

Since 1 July 2025 to the date of authorising these accounts, European Lithium Ltd was reimbursed amounts of $147,166 (A$317,303) with the current balance of the amount due being $5,707,686 (A$8,618,606).

On 15 July 2025, the Company announced the commencement of the 2000m resource diamond drilling program at the Tanbreez Project.

On 31 July 2025, the Company announced the formation of an Advisory Board which will advise CRML’s Board of Directors and executive management team as the Company develops its portfolio of critical minerals projects. The Advisory Board includes Christian Aramayo, Mathew August and General Timothy Ray.

On 7 August 2025, the Company announced the appointment of NIRAS A/S (NIRAS), a globally leading multidisciplinary engineering and environmental consultancy based in Denmark, to complete the Definitive Feasibility Study (DFS) for a 500,000 metric tons per annum (Mtpa) mining and processing operation at the Tanbreez Project.

On 12 August 2025, the Company announced the appointment of Mathias Barfod as the Company’s President of Greenland Operations.

On 26 August 2025, the Company entered into a non-binding letter of intent with Ucore Rare Metals Inc. for a potential offtake agreement for up to 10,000 metric tons of rare earth concentrate from our Tanbreez Project, which represents approximately 10% of the Tanbreez Project’s initial projected production.

On 29 September 2025, the Company entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HoA Amendment) with Rimbal Pty. Ltd. (Rimbal). The HoA Amendment amends the Amended and Restated Heads of Agreement, dated as of 19 July 2024 between the Company and Rimbal, which is the agreement that sets forth the terms by which the Company can acquire an up to 92.5% ownership interest in the Tanbreez Green Rare Earth Mine (Tanbreez). The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited. The transaction remains subject to Greenland governmental approval.

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 30 June 2025.