Form 20-F/A
period 2025-06-30
Critical Metals Corp.
filed 2025-10-15
CIK 1951089

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☒

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

EXPLANATORY NOTES

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Critical Metals Corp. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025, originally filed on October 6, 2025 (the “Original Filing”).

This Amendment is being filed to incorporate by reference, from the Company’s prior SEC filing, the financial statements of Tanbreez Mining Greenland A/S (“Tanbreez”) for the years ended December 31, 2024 and 2023 to comply with Rule 3-09 of Regulation S-X. Such financial statements are incorporated into this Annual Report as Exhibit 15.1 by reference to the Company’s Form 6-K filed on March 28, 2025.

In addition, this Amendment supplements the Original Filing by adding disclosure related to Item 6.F. below.

This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Item 6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

As indicated in the Form 20-F/A filed by the Company on October 6, 2025, the Company restated its financial statements for the year ended June 30, 2024 to correct an error. The Company’s Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) requires the repayment of certain erroneously awarded incentive-based compensation paid to current or former executive officers in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. No Clawback Eligible Incentive Compensation (as such term is defined in the Clawback Policy) was paid during the requisite look-back period and as a result, the Company concluded that no compensation is required to be recouped as a result of the restatement.

Item 18. Financial Statements

The financial statements of Tanbreez required by Rule 3-09 of Regulation S-X are provided as Exhibit 15.1 hereto and incorporated herein by reference.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit No.	Description
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audited Financial Statements of Tanbreez Mining Greenland A/S for the yeasr ended December 31, 2024 and 2023 (incorporated by reference to Exhibit 99.1 to Critical Metals Corp’s Form 6-K (File No. 001-41973), filed with the SEC on March 28, 2025).
15.2*	Consent of Marcum LLP.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Critical Metals Corp.

Date: October 14, 2025	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

2