Form 20-F/A
period 2025-06-30
Critical Metals Corp.
filed 2026-05-21
CIK 1951089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTES

This Amendment No. 2 on Form 20-F/A (the “Amendment”) is being filed by Critical Metals Corp. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025, originally filed on October 6, 2025, as amended by Amendment No. 1 to the Annual Report on Form 20-F, filed with the SEC on October 15, 2025 (as amended, the “Original Filing”).

This Amendment is being filed to (i) amend and restate the certain disclosures related to the Tanbreez Rare Earth Project (“Tanbreez”) in the sections titled “Business – Overview,” “Business – History and Development of the Tanbreez Project,” and “Description of the Tanbreez Project,” which are included in Item 4.B of the Original Filing, (ii) add a new subsection to the Business section titled “Business – Internal Controls and Procedures Related to Exploration and Mineral Resource Estimates,” as part of Item 4.B, and (iii) file the revised technical report summary related to the Tanbreez Rare Earth Project as Exhibit 16.1 to this Amendment (which report will replace the prior technical report summary related to the Tanbreez Rare Earth Project that was included as Exhibit 16.2 in the Original Filing). The amended disclosures described in clauses (i) and (ii) above are provided below. The updated technical report summary described in clause (iii) above and filed with this Amendment does not reduce or expand the previously announced mineral resources related to the Tanbreez Project.

This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Item 4.B. Business Overview

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

As of June 30, 2025 (which is the fiscal year covered by this Annual Report), we held a 42% interest in the Tanbreez Project in Southern Greenland. On April 29, 2026, we announced the closing of the “Stage 2 Interest” in Tanbreez, which increased our ownership of Tanbreez to 92.5%. The Tanbreez Project in Greenland and the Wolfsberg Project in Austria are currently at the exploration and evaluation stage. Please see the sections entitled “—Description of the Wolfsberg Project”, “—The Weinebene and Eastern Alps Projects” and “Description of the Tanbreez Project” for additional information on the projects, respectively.

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

More specifically, the Tanbreez Rare Earth Project is one of the world’s largest hard rock rare earth elements (“REE”) deposits, located in southern Greenland near the town of Qaqortoq. The project is notable for its high concentration of heavy rare earth elements (“HREEs”), which are critical for high-tech applications, clean energy, and defence industries. Unlike other major REE deposits, Tanbreez contains very low levels of uranium and thorium, making it more environmentally and politically viable.

●	Deposit Type: Kakortokite (a layered igneous rock rich in HREEs)

●	Kakortokite Estimate: -4.7 billion tonnes of REE-bearing mineralisation

●	Heavy REE Content: -27% of Total Rare Earth Oxides (TREO)

●	Uranium & Thorium: Extremely low (avoiding nuclear regulatory issues)

●	Location: Near Qaqortoq, southern Greenland, near a nearly finalized new international airport.

●	The distance is only 12kms from the Tanbreez deposit to near Qaqortoq

●	No ice or permafrost, temperature ranges from -5°C to 15°C which allows for all year mining

●	Mining exploitation license granted for initial 500,000 tonnes per annum

●	Deep water (70m) from edge of deposit to allow Pana-Max ships to easily access ore body

●	There is no need for a port, Critical Metals Corp expects to leverage a maneuverable floating dock

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

Internal Controls and Procedures Related to Exploration and Mineral Resource Estimates

The Company maintains and is developing internal controls and procedures designed to ensure that exploration results, mineral resource estimates and related technical disclosures for its mineral properties, including the Tanbreez Rare Earth Project in Greenland and the Wolfsberg Project located in Carinthia, Austria, are prepared, reviewed and disclosed in accordance with Subpart 1300 of Regulation S-K and other applicable SEC requirements. These controls are intended to promote the accuracy, completeness and consistency of technical information disclosed to investors.

Management Oversight

Management of the Company is responsible for the oversight of exploration activities from technical disclosure related to its mineral properties, including the Tanbreez Project and the Wolfsberg Project. Management oversees the engagement of independent Qualified Persons (“QPs”), defines the scope of their work, and ensures that technical information included in SEC filings is reviewed and approved prior to disclosure. Management maintains ongoing communication with its QPs regarding exploration progress, data quality, estimation methodology, key assumptions and any changes in technical interpretations that may impact public disclosure.

Qualified Person Involvement

For the Company’s mining properties, the Company engages independent Qualified Persons, as defined in Subpart 1300 of Regulation S-K, to prepare or supervise the preparation of mineral resource estimates and to review the underlying technical data. The Company’s internal controls require that any disclosure of mineral resources, exploration results or other material technical information for the Tanbreez Project and the Wolfsberg Project be approved or adopted as their own by a Qualified Person who takes responsibility for that information. Technical disclosure included in SEC filings is based solely on information reviewed and approved by the applicable Qualified Person.

Data Collection and Quality Control

Exploration data used in mineral resource estimation for the Tanbreez Project and the Wolfsberg Project is generated through drilling, sampling, assaying and geological logging programs conducted using industry standard procedures. The Company applies quality assurance and quality control (“QA/QC”) measures designed to identify potential errors or inconsistencies in sample collection, analytical results and data handling. These measures include the use of certified reference materials, blanks, duplicate samples and analyses performed by independent accredited laboratories. Historical exploration and assay datasets associated with the Tanbreez Project and Wolfsberg Project are constantly reviewed and validated to the extent necessary to support mineral resource estimation under Subpart 1300 of Regulation S-K.

Data Verification and Retention

The Company maintains controls over the storage, validation and retention of geological and analytical data for the Tanbreez Project and the Wolfsberg Project, including drill hole databases, assay certificates, geological models and supporting technical documentation. Independent Qualified Persons conduct data verification procedures as part of preparing or updating mineral resource estimates. Management is informed of any material limitations, assumptions or uncertainties identified during the verification process. The Company retains technical data in a manner intended to support future review, regulatory compliance and potential audits.

Review and Approval of Technical Disclosure

Prior to inclusion in SEC filings, technical information relating to exploration results, mineral resources or other material disclosures for the Tanbreez Project and the Wolfsberg Project is subject to internal review by management and external review by the applicable Qualified Person. The Company’s internal disclosure controls are designed to ensure that:

●	mineral resource classifications are properly determined and presented;

●	cut off grades, commodity price assumptions, metallurgical recoveries, payability factors and points of reference are disclosed where required; and

●	disclosures are consistent with the most recently filed technical report summary and do not include unsupported economic or forward looking conclusions.

Consistency Across Public Communications

The Company is currently reviewing and updating its internal controls including procedures intended to promote consistency between technical information disclosed in SEC filings, press releases, investor presentations and other public communications relating to the Tanbreez Project and the Wolfsberg Project. These controls are intended to assist management to review material technical disclosures to confirm that mineral resource information is consistent with the applicable S-K 1300 technical report summary and complies with Subpart 1300 disclosure requirements. Additionally, the controls are intended so that any technical information that has not been reviewed or approved by a Qualified Person is not included in SEC filings.

Applicability to Other Properties

The internal controls and procedures described above are applied to all mineral properties that may become material to the Company, including any future exploration or development projects, and are designed to be scalable as the Company’s portfolio evolves.

Limitations

While the Company believes that its internal controls and procedures related to exploration and mineral resource estimation for the Tanbreez Project and the Wolfsberg Project are appropriate for its current stage of development, such controls are subject to evolution as exploration advances, additional properties are acquired or regulatory requirements change. The Company expects to update its internal controls and procedures as appropriate to reflect changes in its operations, technical practices or regulatory guidance.

DESCRIPTION OF THE TANBREEZ PROJECT

Certain information that follows relating to the Tanbreez Project is derived from, and in some instances is an extract from, the Technical Report Summary (the “Tanbreez Technical Report Summary”) prepared in compliance with the SEC’s Modernization of Property Disclosures for Mining Registrants. Portions of the following information are based upon assumptions, qualifications and procedures that are not fully described herein. Reference is made to the full text of the Tanbreez Technical Report Summary, which is included as an exhibit to this Annual Report. The Tanbreez Technical Report Summary covers only the Tanbreez Project and does not include any information or reserve estimates on the Preliminary Feasibility Study or the Wolfsberg Project and the Weinebene and Eastern Alps Projects.

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

Under the original Heads of Agreement, the Company had the option to increase its stake in Tanbreez to 92.5% (the “Stage 2 Interest”) by making investments of up to $10 million in Tanbreez and issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. On September 29, 2025, the Company entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the “HoA Amendment”) with Rimbal. The HoA Amendment amended the Heads of Agreement to, among other things, (i) remove the Company’s obligation to invest $10 million in Tanbreez as a condition to acquiring the Stage 2 Interest and (ii) upon approval from the Greenlandic Mineral Resources Authority (the “Greenland MRA”) of Rimbal’s transfer of Tanbreez to the Company, obligate the Company to issue 14,500,000 Ordinary Shares to Rimbal in exchange for the Stage 2 Interest.

On April 29, 2026, following approval by the Greenland MRA, the Company and Rimbal completed the issuance of the Stage 2 Interest and the other closing procedures contained within the Heads of Agreement (the “Stage 2 Closing”). The Ordinary Shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

As of June 30, 2025 (which is the fiscal year covered by this Annual Report), we held a 42% interest in the Tanbreez Project. As discussed above, on April 29, 2026, our ownership interest in Tanbreez increased from 42% to 92.5%. European Lithium, the Company’s largest shareholder, continues to retain its 7.5% ownership in Tanbreez.

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

The Tanbreez Project is located approximately 12 kilometers northeast of Qaqortoq in Southern Greenland. The Tanbreez Project is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 kilometers and is approximately 400m thick. Tanbreez is located in a mild part of Greenland with average temperatures ranging from 0 to -5°C in winter to 10 to 15°C in summer. The Tanbreez Project covers 1,800 hectares.

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

The Tanbreez license contains general requirements to ensure compliance with existing transportation, security and closure plans, as well as to provide the Greenland government with periodic updates. The license does not require any associated royalty payments.

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

Accessibility

The current international airport is at Narsarsuaq, approximately 45km to the north, and an international Airport north of Qaqortoq was opened in 2026.

Access is also possible all year round by a boat via the fjords which offer protection from the weather. It is about a 45 minute trip from Qaqortoq, or about 10 minutes by boat from the new airport. In this part of Greenland, due to the warming effects of the gulf stream, the fjords usually do not freeze over, which typically allows access all year by sea.

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

The Tanbreez Deposit

Tanbreez’s parent company as of June 30, 2025, Rimbal, took up the Tanbreez license in 2001 and the whole intrusion subsequently in 2005. It subsequently sold the northern part of the intrusion, including the previous uranium exploration areas to Greenland Minerals & Energy in 2007. Since then, that company has been able to establish a JORC deposit more than 1 billion tonnes of ore containing rare earth, uranium and zinc. In 2010 Rimbal transferred its initial license into the Greenlandic company, Tanbreez Mining, which, in 2012, applied for the Exploitation License, MIN 2020-54, that was granted in September 2020. Tanbreez is an anagram of the chemical symbols for tantalum (Ta), niobium (Nb), rare earths (REE) and zirconium (Zr) - Ta-Nb-REE-Z.

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

On August 7, 2025, the Company announced the appointment of NIRAS A/S (NIRAS), a globally leading multidisciplinary engineering and environmental consultancy based in Denmark, to complete a Definitive Feasibility Study (DFS) for a 500,000 metric tons per annum (Mtpa) mining and processing operation at the Tanbreez Project.

As of June 30, 2025, the book value of the Tanbreez Project is US$36.1 million, which represents the capitalized cost of exploration and evaluation activities undertaken for the project since its inception.

For more information regarding exploration and drilling on the Tanbreez Project, see Section 7 of the Tanbreez Technical Report Summary.

Mineral Resource Estimate

The Technical Report Summary related to the Tanbreez Project, which is included as Exhibit 16.1 to this Amendment, was prepared in accordance with Item 1300 of Regulation S-K as promulgated by the SEC.

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

The mineral resources are not “mineral reserves” (as such term is defined in Item 1300 of Regulation S-K) and do not have demonstrated economic viability. The reported inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this mineral resource will be converted into Mineral Reserves.

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

Summary of Key Assumptions

The following table summarizes certain assumptions used by the qualified person in preparing the Technical Report Summary (as discussed in more detail in Section 11 of the Technical Report Summary):

Parameter	Value	Basis
Cut-off Grade	0.30% TREO	Economic analysis based on assumed costs and revenues
Metallurgical Recovery	50–65%	Metallurgical test work results
Payability Factor	70–85%	Typical market terms for REE concentrates
Bulk Density	2.80 t/m³	258 measurements on fresh kakortokite core
Point of Reference	In-situ	Undiluted, original geological position
Mining Method	Open pit (conceptual)	Based on deposit geometry and depth
Processing Rate	500,000 tpa	As per existing exploitation license

Commodity Pricing

The total rare earth oxide (TREO) basket price used in the resource estimation was US$11 – 14 per kilogram, which was derived from individual rare earth oxide prices. The individual REE prices used to derive the basket price are summarized in the tables below:

Individual Rare Earth Oxide Prices and Metal Splits

Rare Earth Oxide	Price (US$/kg)	Proportion of TREO (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
La₂O₃	5.00	9.5	55	70–85	0.18–0.22
CeO₂	3.50	18.2	55	70–85	0.24–0.30
Pr₆O₁₁	65.00	2.4	58	70–85	0.63–0.77
Nd₂O₃	75.00	9.3	60	70–85	2.93–3.56
Sm₂O₃	15.00	1.8	58	70–85	0.11–0.13
Eu₂O₃	35.00	0.3	55	70–85	0.04–0.05
Gd₂O₃	45.00	2.1	60	70–85	0.40–0.48
Tb₄O₇	1,200.00	0.4	62	70–85	2.09–2.54
Dy₂O₃	250.00	2.5	62	70–85	2.72–3.30
Ho₂O₃	85.00	0.5	60	70–85	0.18–0.22
Er₂O₃	45.00	1.4	58	70–85	0.26–0.31
Tm₂O₃	450.00	0.2	55	70–85	0.35–0.42
Yb₂O₃	35.00	1.4	55	70–85	0.15–0.18
Lu₂O₃	850.00	0.2	55	70–85	0.53–0.64
Y₂O₃	8.00	7.0	58	70–85	0.23–0.28
Total REO Contribution		67.4			11.00–13.38

Additional Oxide Prices and Contributions

Oxide	Price (US$/kg)	Grade in Resource (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
ZrO₂	4.50	1.75	50–65	70–85	0.28–0.43
Nb₂O₅	45.00	0.07	50–65	70–85	0.11–0.17
Ta₂O₅	250.00	0.01	45–60	70–85	0.01–0.02
HfO₂	450.00	0.04	50–65	70–85	0.06–0.11
Ga₂O₃	350.00	0.002	45–60	70–85	0.002–0.004
Total Additional Oxide Contribution					0.46–0.73
Total Basket Price (REO + Additional Oxides)					11.46–14.11

Note: Prices are indicative market prices as at the effective date of the Technical Report Summary (April 2026). Proportions are based on average grades from 2024–2025 drilling results. Recovery factors are based on metallurgical test work to date and represent expected ranges for the conceptual processing scenario. Payability factors represent typical terms for rare earth concentrates in current market conditions, with the range reflecting variability in contract terms, product specifications, and market conditions. Contribution to basket price is calculated as: Price × Proportion × Recovery Factor × Payability Factor. For additional oxides, contribution is expressed per kg TREO based on the ratio of oxide grade to TREO grade in the resource.

Cut-off Grade

The cut-off grade for reporting the mineral resources discussed below is 0.30% TREO. The cut-off grade represents the minimum grade required for material to have reasonable prospects for economic extraction under the assumed technical and economic parameters. As discussed in the Technical Report, the qualified person considers the selected cut-off grade to be appropriate for a deposit of this type and scale. This cut-off grade was determined based on the following considerations:

●	Commodity price assumptions as detailed in the table above;

●	Metallurgical recovery factors of 50–65% depending on element and process conditions;

●	Payability factors ranging from 70% to 85% for LREO, HREO, and ZrO₂, reflecting typical terms for rare earth concentrates in current market conditions;

●	Conceptual processing costs of US$45–55 per ton of material processed;

●	Conceptual mining costs of US$8–12 per ton for open pit operations; and

●	General and administrative costs of US$5–8 per ton processed.

Point of Reference

Mineral Resources are reported on an in-situ basis prior to any mining dilution or recovery losses. The point of reference is the mineralized material in its original geological position, representing the tons and grade of the deposit before extraction.

Summary of Mineral Resource Estimate

The following table contains a summary of our mineral resource estimate (as of April 2026) based on our Technical Report Summary, which is included as Exhibit 16.1 to this Amendment. No mineral reserves were estimated for the Tanbreez Project.

Tanbreez Project Mineral Resource Statement

	Million	TREO	ZrO2	Nb2O5	Ta2O3	HfO2	Ga2O3
	Tons*	%	%	ppm	ppm	ppm	ppm
FJORD DEPOSIT
Indicated Resource	3.68	0.44	1.82	1,426	120	370	108
Inferred Resource	5.80	0.42	0.97	805	55	191	90

TANBREEZ HILL
Indicated Resource
Upper	1.34	0.47	1.47	1,060	64	265	114
Lower	5.65	0.31	0.97	711	42	174	98
Subtotal	6.99	0.34	1.06	778	46	191	101

Inferred Resource
Upper	0.39	0.4	1.18	890	52	211	108
Lower	1.98	0.28	0.91	673	40	164	95
Subtotal	2.37	0.3	0.95	709	42	172	97

*	Mineral resources in the table above are shown on a 42% basis, which reflects the Company’s interest in Tanbreez as of June 30, 2025 (the fiscal year covered by this Report).

Note: See the discussion above in “Summary of Key Assumptions”, “Commodity Pricing” and “Cut-off Grade” for information related to cut-off grades and metallurgical recovery factors, among other things.

The mineral resources shown in the table above are presented on a 42% basis, which reflects the Company’s interest in Tanbreez as of June 30, 2025 (the fiscal year covered by this Annual Report) was only 42%.

As discussed above, on April 29, 2026, the Company’s ownership interest in Tanbreez increased from 42% to 92.5% following the closing of the acquisition of the Stage 2 Interest. Accordingly, as of April 29, 2026, the mineral resource estimates attributable to the Company would increase to 92.5% of the total mineral resource reported in the Technical Report Summary, which is included as Exhibit 16.1 to this Amendment.

European Lithium, the Company’s largest shareholder, continues to retain its 7.5% ownership in Tanbreez. Accordingly, the mineral resource estimates attributable to European Lithium represent 7.5% of the total mineral resource reported in the Technical Report Summary, which is included as Exhibit 16.1 to this Amendment.

A portion of the mineral resource estimate reported for the Tanbreez Project is classified as “inferred.” Inferred mineral resources have a lower level of confidence than indicated mineral resources and are subject to the following additional considerations:

●	Inferred mineral resources are based on limited geological evidence and sampling;

●	Inferred mineral resources are not sufficient to support detailed mine planning or definitive economic studies;

●	It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with additional exploration; and

●	There is no guarantee that inferred mineral resources will be converted to indicated or measured mineral resources through additional drilling.

Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

The commodities are hosted in the mineral eudialyte being concentrated in the kakortokite rock layer at the floor of the exposed intrusion. The kakortokite sequence outcrops over an area of 5.0 kilometers by 2.5 kilometers and has a total thickness of 270 meters to 350 meters. Based on initial results obtained from our recent drilling program, three high-grade zones have now been identified. These zones are expected to play a significant role in the Company’s strategy for optimizing its mining operations and increasing throughput (the Tanbreez Project is currently licensed for 500,000 metric tons per year). The identification of these zones is a key milestone in the ongoing development of the project. The high-grade zones are:

●	Unit Zero – This unit is up to 5 meters thick and is located approximately 50 meters behind the proposed plant location. This unit represents a potential target for future exploration.

●	Base of the Kakortokite – At this zone there is a metasomatic replacement by eudialyte of the underlying unit. The unit possesses a high-grade rare earth element material, which is located approximately 40 meters below the surface.

●	Area G – This area, identified this year, spans over 1 km2 and contains extensive late-stage pegmatites and pegmatite scree. The area also holds high-grade ore in a zone that will adjoin the proposed road to the tailings area. There was a high concentration of Gallium discovered in this zone, with values reaching up to 147 ppm Ga2O3.

Preliminary Economic Assessment

On March 31, 2025, we issued a press release relating to the Preliminary Economic Assessment (the “PEA”) on the Tanbreez Project. The PEA states that the Tanbreez Project is expected to have a Net Present Value (“NPV”) of approximately US$3 billion (approximately US$2.8 Billion to 3.6 Billion at discount rates of 15% and 12.5%, respectively, before tax) with an internal rate of return of approximately 180%. The NPV was calculated based off an initial Mineral Resource Estimate of 44.97 million metric tons of rare earth materials (indicated and inferred resources), which is approximately 1% of the 4.7 billion metric ton host rock. Other highlights include:

●	Phased Growth Strategy: Planned initial production ~85,000 tonnes per annum (“tpa”) of rare earth element; scalable to ~425,000 tpa with modular expansion.

●	Permitted & ESG-Aligned: Granted exploitation license; low radioactivity and minimal environmental footprint.

●	Strategic Location: Coastal site with deep-water fjord access and proximity to existing infrastructure, including environmentally friendly hydropower.

●	Western Supply Chain Partner: Positioned as a long-term supplier to United States’s and European Union’s critical mineral and defense sectors.

●	Large-Scale HREE Project: Resource base of 45 million tonnes (indicated and inferred resources) at 0.40% total rare-earth oxide grades with 27% heavy rare earth elements (“HREE”).

●	Fully Permitted: Mining license granted through 2050; low radioactivity mineralization and ESG-aligned development path.

●	Modular Processing: Dry beneficiation to concentrate; hydrometallurgical refining planned in the United States or European Union.

●	Logistical Advantage: Fjord-side location with year-round deep-water access; proximity to existing infrastructure.

●	Strategic Supply Source: One of the few Western-aligned HREE sources; potential supply partner for United States’s and European Union’s critical materials strategy, and associated stockpiling of reserves.

●	Low Capex to commence mining.

●	Two easily separated by products available for sale (namely, feldspar and arvendsonite).

●	Only 3% of waste material.

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

***

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit No.	Description
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Agricola Mining Consultants Pty Ltd.
16.1*	Technical Report Summary, dated April 13, 2026, regarding the mining property known as the Tanbreez Rare Earth Project, prepared by Agricola Mining Consultants Pty Ltd.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Critical Metals Corp.

Date: May 20, 2026	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman