Form 20-F
period 2026-06-30
Critical Metals Corp.
filed 2026-09-25
CIK 1951089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

On June 30, 2026, the issuer had 146,993,753 ordinary shares, par value $0.001 per share, outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information-Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Our estimates and forward-looking statements may be influenced by factors including:

●	our future financial and business performance;

●	the commercial success of mining projects under development, including the Tanbreez Project and the Wolfsberg Project;

●	general economic conditions and conditions affecting the industries in which we operate;

●	commodity prices of the rare earth minerals produced by our assets;

●	competition in the mining industry, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;

●	acquisitions, expansion projects and other plans and opportunities;

●	our ability to make, consummate and integrate acquisitions of assets or businesses and realize the benefits or effects of any acquisitions or the timing, final purchase price or consummation of any acquisitions;

●	our ability to execute our business strategies;

●	our ability to obtain capital or financing needed for our operations;

●	the availability of transportation and processing facilities;

●	trade policies and tensions, including changes in, or the imposition of, tariffs and/or trade barriers and the economic impacts, volatility and uncertainty resulting therefrom, which may have varying effects on commodity prices; and

●	the other matters described in the section entitled Item 3.D. “Key Information-Risk Factors” beginning on page 1.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely and materially impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

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

Summary of Certain Risk Factors

You should consider all the information contained in this Annual Report, including the risk factors described under “Risk Factors” beginning on page 3. Such risks include, but are not limited to:

●	Our current liquidity resources raise substantial doubt about our ability to continue as a going concern unless we raise additional capital to meet our obligations in the near term.

●	We intend to seek to raise funds through equity or debt financing transactions, and we may also pursue joint ventures, production sharing arrangements or other transactions. We may also pursue grants or facilities under the Defense Production Act, as well as financing opportunities from the U.S Export-Import Bank (“U.S. Ex-Im”), which includes but is not limited to loans in direct support of the recently created Supply Chain Resiliency Initiative and/or under the Make More in America rubric, and the European Investment Bank, among other means. Any inability to raise additional capital may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

●	Our business operates in the mining exploration and evaluation industry. The Tanbreez Project and the Wolfsberg Project are each at the exploration and evaluation stage, and there are no guarantees that further development of these projects into mines will occur or that such development will result in the commercial extraction of mineral deposits. In addition, even if an economic mineral deposit is mined, we may not realize profits from our development activities in the short, medium or long term.

●	Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our activities.

●	Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar to what other companies in our industry have experienced following the announcement of such agreements.

●	Our possible future revenues will be mainly derived from the sale of minerals extracted from our Tanbreez and Wolfsberg projects, including a range of HREEs, lithium hydroxide, and their respective byproducts. Consequently, our success largely depends on long term market prices for HREEs, lithium and associated byproducts remaining higher than our realized costs on any future production.

●	The industry in which we operate is subject to domestic and global competition. We have no influence or control over the activities or actions of our competitors, which activities or actions may negatively affect the operating and financial performance of our projects and business.

●	The number of our ordinary shares to be issued in the Transaction is subject to a floating exchange ratio with a collar, and the resulting dilution to our existing shareholders cannot be determined with certainty until shortly before completion.

●	If we complete our acquisition of EUR, we may fail to realize the anticipated benefits of the Transaction or may encounter significant difficulties integrating EUR’s business, operations, and personnel with our own.

●	We will be required to obtain government regulatory permits and approvals to conduct exploration and evaluation and subsequent development and mining operations, a process which is often costly and time-consuming. There is no certainty that all necessary permits and approvals for our planned operations will be granted.

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

●	We have concluded that there are material weaknesses in our internal control over financial reporting and we cannot assure you that additional material weaknesses will be identified in the future. These material weaknesses may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

●	Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise may dilute our current stockholders and may and have a negative impact on the market price of our ordinary shares.

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

We have incurred losses after income tax of $228.2 million, $51.9 million and $139.4 million for the years ended June 30, 2026, 2025 and 2024, respectively. As of June 30, 2026, we had net cash outflows from operating activities of $29.7 million, a working capital surplus (excluding liabilities that will be settled in CRML shares) of $79.6 million and cash on hand of $102.5 million. As of June 30, 2025, we had net cash outflows from operating activities of $14.5 million, a working capital deficit (excluding liabilities that will be settled in CRML shares) of $15.6 million and cash on hand of $7.3 million. Until commercial production is achieved from the Tanbreez Project and the Wolfsberg Project, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop the assets of our planned projects.

During the year ended June 30, 2026 we received funds of $144.9 million from PIPE capital raising transactions, as well as $23.4 million from the exercise of private warrants held by certain investors. During the year ended June 30, 2025 we received funds of $24.55 million from PIPE capital raising transactions, as well as $2,000,000 from the exercise of private warrants held by the certain investors. We used proceeds from the PIPE transactions and exercise of the private warrants to fund exploration expenditures at our exploration projects and for general working capital purposes.

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

We intend to seek to raise funds through equity or debt financing transactions, and we may also pursue joint ventures, production sharing arrangements or other transactions. We may also pursue grants or facilities under the Defense Production Act, as well as financing opportunities from the U.S Export-Import Bank, which includes but is not limited to loans in direct support of the recently created Supply Chain Resiliency Initiative and/or under the Make More in America rubric, and the European Investment Bank, among other means. Any inability to raise additional capital may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until commercial production is achieved from our planned projects, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the funding obligations to develop our projects.

In order to finance our ongoing operations and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and terms of any financing we pursue, our shareholders’ rights and the value of their investment in our ordinary shares could be reduced. Any additional equity financing may dilute our existing shareholders. If the issuance of new securities results in diminished rights to holders of our ordinary shares, the market price of our ordinary shares could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

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

In addition, certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

●	adverse economic conditions, including inflationary factors and recessionary fears;

●	adverse general capital market conditions, including rising interest rates;

●	low prices of lithium hydroxide, carbonate and spodumene;

●	low prices of some or all of the relevant heavy rare earth elements (“HREEs”) and/or other critical metals and minerals;

●	poor performance and health of the HREE industry, the lithium industry, and/or mining industries in general;

●	bankruptcy or financial distress of unrelated companies who extract, process, and/or market HREEs or lithium;

●	significant decrease in the demand for lithium and/or HREEs;

●	delays and/or disruptions in potential investments or funding in our industry by the U.S. Import-Export Bank, U.S. Department of Defense, or the U.S. National Energy Dominance Council; or

●	adverse regulatory actions that affect our exploration and construction plans or the use of lithium, critical metals or rare earths generally.

If we obtain financing, grants or other support from the U.S. government or from the European Investment Bank, the terms of such support may include conditions, covenants or oversight requirements that constrain our operations, and the continued availability of any such support cannot be assured.

As described in “Item 5. Operating and Financial Review and Prospects—Recent Developments", in June 2025 we received a non-binding letter of interest from the U.S. Ex-Im contemplating financing of up to $120 million for the development of the Tanbreez Project. The letter of interest expired on June 14, 2026. An application for renewal is currently in progress, although there is no guarantee that the letter of interest will be renewed. We may in the future seek grants or facilities under the Defense Production Act, and financing from the European Investment Bank. None of these potential sources of financing is currently subject of a definitive, binding agreement, and we cannot assure you that any of them will result in definitive agreements, that such agreements will be on the terms currently contemplated, and that any required government approvals will be obtained on the anticipated timeline or at all.

If we do enter into definitive agreements for any such government-linked financing, we expect that the terms would include affirmative and negative covenants and other conditions customary for this type of financing, which may include restrictions on the use of proceeds, restrictions on the sale of assets or HREEs to certain counterparties or jurisdictions, requirements to achieve production milestones on specified timelines, ongoing reporting and disclosure obligations. Compliance with such covenants and conditions could restrict our ability to take actions that management believes are important to our long-term strategy, and any failure to comply could result in suspension, clawback, termination of funding, or other remedies adverse to us.

In addition, given the heightened sensitivity and complexity of contracting with a government entity, particularly in an industry implicating national security and critical minerals supply chains, there can be no assurance that the authorization of, or continued support for, any such arrangement would not be modified, challenged, delayed or impaired in the future as a result of changes in law, regulation, executive or legislative priorities, the availability of government appropriations, or other factors outside of our control. We may have limited recourse against the relevant government counterparty in the event of any such modification, delay or impairment. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

The mining industry is capital intensive, and we may be unable to fund our capital requirements or meet contractual commitments.

Mining requires a substantial amount of capital in order to identify and delineate mineral reserves and mineral resources through geological mapping and drilling, to identify geological features that may prevent or restrict the extraction of ore, to construct mining and processing facilities, expand production capacity (including by sinking or deepening existing shafts), to replenish reserves, to purchase, maintain and improve assets, equipment and infrastructure, to comply with legal or regulatory requirements or industry standards as well as to meet unexpected liabilities. For example, we commenced a 2000-meter resource diamond drilling program at the Tanbreez Project site in July 2025 and a similar program during the summer of 2026, which program is intended to increase the size of the current mineral resource estimate in order to expedite the finalization of the bankable feasibility study. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. We expect to materially increase our capital expenditures to support the growth in our business and operations. Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures we will not achieve the targets set forth in our business plan or be able to develop future capital projects. If we are unable to fund our planned capital expenditure projects as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, we may no longer be able to complete existing capital projects. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect our results of operations or financial condition.

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

Our ability to recover the carrying values of our assets, acquire additional exploration and evaluation projects, continue further exploration and evaluation of our existing projects and commercialize the minerals that we produce ultimately depends on our ability to generate revenues, achieve and maintain profitability and generate positive cash flow from our operations. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

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

For the Tanbreez Project, our goal is to explore and to develop the Tanbreez rare earths deposit to become a reliable western world (non-PRC linked) supplier of rare earths and other critical metals and minerals to advance the transition toward next-generation technology in environmental, commercial and government applications. The market for such technologies is relatively new, rapidly evolving, and could be affected by numerous external factors including, but not limited to:

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

We aim to be one of a few producers of a range of HREEs, critical metals, and critical minerals which are critical inputs into current and next generation consumer-related and defense-related applications.

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

Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar to what other companies in our industry have experienced following the announcement of such agreements.

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target both civilian and military off-take customers and convert such contacts into meaningful orders or expand on current customer relationships. We do not currently have any definitive off-take or sales agreements with customers in place, other than our agreement with REalloy executed in April 2026. On August 26, 2025, we entered into a letter of intent for an offtake agreement with Ucore Rare Metals Inc. (“Ucore”) for rare earth concentrate from the Tanbreez Project, but we have not yet entered into a binding agreement with Ucore and there is no guarantee that we will enter into a binding agreement on terms favorable to us or at all. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

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

We have not yet demonstrated that our conceptual processing flowsheet for the Tanbreez Project will result in commercially viable production, and any failure to develop a proven, economic processing method could harm our business.

The processing flowsheet for the Tanbreez Project, comprising crushing, grinding, magnetic separation and hydrometallurgical treatment to separate eudialyte from arfvedsonite and feldspar, remains conceptual and has not been validated at a commercial scale. Our current expectations regarding metallurgical recoveries, co-product sale of arfvedsonite and feldspar, and processing costs are based on metallurgical tests and engineering studies, which may not accurately predict the results that will be achieved in commercial operations. We may encounter unanticipated technical metallurgical or engineering difficulties in finalizing and scaling this flowsheet, and there is no assurance that we will be able to develop a processing method that achieves the recoveries, mineral quality, and cost structure assumed in our current predictions. If we are unable to develop a commercially viable processing method for the Tanbreez Project, our ability to achieve profitable production, and our business results of operations could be materially adversely affected.

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

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

●	our ability to purchase, obtain leases on or obtain options on properties;

●	our ability to identify and acquire new exploration prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for HREEs, lithium, and other critical metals-based products and byproducts;

●	our ability to successfully complete construction projects on time and within budget;

●	our access to capital and our ability to raise capital to fund our operations; and

●	our ability to enter into agreements for the sale of lithium rare earths and other critical metals-based products and byproducts.

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

It has become increasingly difficult for mining companies generally to obtain new, or renew existing, surety bonds, letters of credit or other forms of financial assurance without posting significant collateral, and the cost of such instruments has increased while their terms have generally become less favorable. Financial assurance providers may refuse to issue or renew the instruments we require, may demand additional collateral as a condition of issuance or renewal, or may increase the cost of such instruments substantially. Any inability to obtain, maintain or renew the financial assurances required to secure our reclamation and mine closure obligations on acceptable terms, or at all, could subject us to fines, penalties or suspension of our operations, and could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will deliver a definitive feasibility study that supports the economic viability of the Tanbreez Project moving forward or that the assumptions used in the definitive feasibility study to underpin the viability of the Tanbreez Project will remain true and correct in the future.

The Tanbreez Project is in the advanced exploration stage, and our planned principal operations have not commenced. There is currently no commercial production on our project area and we have not yet completed a definitive feasibility study for the Tanbreez Project. We expect to complete a definitive feasibility study for the Tanbreez Project by mid-2027, but we could experience delays. Until that time, we cannot be confident that the mine will operate profitably. We have conducted preliminary drilling programs. However, results obtained from preliminary drilling programs are inherently less certain than data from a definitive feasibility study.

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

In addition, if the commodity prices change or there is a material change in ore parameter quality, grade and concentrate, recoveries may vary over the expected initial life of mine and could affect the project economics and viability of our properties.

The results of the Preliminary Economic Assessment for the Tanbreez Project, including the estimated net present value, internal rate of return and production figures, are estimates based on numerous assumptions and should not be relied upon as indicative of future results.

As described elsewhere in this Annual Report, the Preliminary Economic Assessment (“PEA”) for the Tanbreez Project sets out an estimated net present value of approximately US$3 billion, an estimated internal rate of return of approximately 180%, and phased production targets, among other metrics. These figures are preliminary in nature, are based on an initial mineral resource estimate that includes inferred mineral resources, and depend on numerous assumptions regarding, among other things, future commodity prices, metallurgical recoveries, capital and operating costs, permitting and financing timelines, and the results of future engineering and technical studies. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA’s estimate will be realized, that any of the resources referenced in the PEA will be converted into mineral reserves, or that the Tanbreez Project will achieve the production rates, costs or economic returns assumed in the PEA. Actual results may differ materially, and potentially adversely, from the results presented in the PEA.

In March 2026, following further metallurgical testwork which produced improved concentrate results, we announced that the flowsheet contemplated by the previous PEA was obsolete and that it intended to prepare a replacement PEA reflecting the updated processing flowsheet and metallurgical results. Accordingly, the March 2025 PEA does not represent the Company’s current contemplated processing flowsheet.

You should not place undue reliance on the PEA’s estimated net present value, internal rate of return, production targets or other forward-looking metrics in evaluating an investment in our securities.

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

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, instability in the geopolitical environment as a result of the war in Ukraine, the war in Iran, disputes between the U.S. and European related to the sovereignty of Greenland, and other political tensions and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business.

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

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO, the ongoing conflict in Israel, and the war in Iran have created global security concerns that could have a lasting adverse impact on regional and global economies.

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

Our current management has limited experience operating a U.S. public company.

Several of our executive officers and directors have experience in managing EUR, an Australian publicly traded company, however have limited experience in the management of or governance over a U.S. publicly traded company. In addition, the recruitment of some of our management team had been delayed pending our ability to raise additional capital. Our management team may not successfully or effectively manage us as a public company, which includes significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. We expect that we will be required to expand our employee base and hire additional employees over time to support our operations, which will increase our operating costs.

Risks Related to the Proposed Acquisition of European Lithium Limited

We may not complete our proposed acquisition of EUR on the anticipated timeline, on the terms currently contemplated, or at all, which could adversely affect our business and the market price of our securities.

We have entered into a Scheme Implementation Deed with EUR (the “Scheme Implementation Deed”), pursuant to which we have agreed to acquire all of the issued shares and listed options of EUR by way of two interdependent schemes of arrangement under Australian law (the “Transaction”). Completion of the Transaction is subject to a number of conditions precedent, including, among others, approval by EUR shareholders and option holders at scheme meetings (including satisfaction of the statutory “headcount test”), approval of the Australian court, satisfaction of a minimum cash condition with respect to EUR’s net cash position, the absence of prescribed events, material adverse changes, or breaches of representations and warranties by either party, and other customary closing conditions. Many of these conditions are outside of our control. The Scheme Implementation Deed may be terminated by either party in certain circumstances, including if the Transaction has not completed by December 31, 2026 (subject to extension by written agreement of the parties). If a condition precedent is not satisfied or waived, or upon the occurrence of certain other events specified in the Scheme Implementation Deed. There is no assurance that all conditions precedent will be satisfied or waived, that EUR shareholders and option holders will approve the Transaction, or that the Australian court will approve the schemes. If the Transaction is not completed, we will have incurred substantial costs, including legal, financial advisory and other transaction costs, without realizing the anticipated benefits of the Transaction, and our management’s attention will have been diverted from our existing business during the pendency of the Transaction. Failure to complete the Transaction could also negatively affect the market price of our securities and our reputation among investors, strategic partners, and other stakeholders.

The number of our ordinary shares to be issued in the Transaction is subject to a floating exchange ratio with a collar, and the resulting dilution to our existing shareholders cannot be determined with certainty until shortly before completion.

The number of our ordinary shares to be issued in the Transaction is subject to a floating exchange ratio with a collar, and the resulting dilution to our existing shareholders cannot be determined with certainty until shortly before completion.

Under the Scheme Implementation Deed, as amended by the Second Deed of Amendment and Restatement, the exchange ratio pursuant to which EUR shareholders will receive our ordinary shares (the “Exchange Ratio”) is no longer fixed. Instead, the Exchange Ratio floats within a collar based on the volume-weighted average price of our ordinary shares on Nasdaq over the 20 consecutive trading days ending on the second trading day before the relevant EUR shareholder meeting (the “Scheme VWAP”). If the Scheme VWAP is equal to or less than the floor price of US$8.00, the Exchange Ratio will be fixed at the maximum of 0.045 of our ordinary shares for each EUR share. If the Scheme VWAP is equal to or greater than the ceiling price of US$16.00, the Exchange Ratio will be fixed at the minimum of 0.025 of our ordinary shares for each EUR share. Between those two prices, the Exchange Ratio will adjust on a straight-line basis between 0.045 and 0.025. The consideration payable in respect of EUR’s listed options, unlisted options and performance rights is calculated by reference to the Exchange Ratio and will therefore also be affected by this mechanism.

As a result, neither we nor EUR shareholders will know the precise number of our ordinary shares to be issued in the Transaction, or the resulting dilution to our existing shareholders, until shortly before the schemes are voted upon. A decline in the trading price of our ordinary shares prior to that measurement period would increase the number of shares we issue (up to the maximum Exchange Ratio), resulting in greater dilution to our existing shareholders than if our share price were higher, while an increase in our share price would reduce dilution (down to the minimum Exchange Ratio). This structure may also create an incentive or perception issue with respect to our share price performance during the relevant measurement period. We cannot predict what our Nasdaq-listed share price will be during the applicable measurement window, and the actual dilutive effect of the Transaction on our existing shareholders will not be known with certainty until that time.

We may be required to pay a substantial reimbursement fee to EUR if the Transaction is not completed in certain circumstances, and we may not receive a corresponding fee from EUR in other circumstances in which the Transaction fails to complete.

The Scheme Implementation Deed provides for the payment of a reimbursement of $12 million by EUR to us (the “Reimbursement Fee”) if the Transaction is not completed in certain specified circumstances, and reverse reimbursement fee of $12 million payable by us to EUR (the “Reverse Reimbursement Fee”) if the Transaction is not completed in certain other circumstances. If we are required to pay the Reverse Reimbursement Fee, this would represent a significant use of our cash resources at a time when the Transaction has not been completed and we have not realized any of its anticipated benefits, which could adversely affect our liquidity and financial condition. Conversely, there is no assurance that we will receive the Reimbursement Fee in every circumstance in which the Transaction fails to complete, including where termination results from circumstances not giving rise to an obligation to pay the Reimbursement Fee under the terms of the Scheme Implementation Deed.

Common directors of the Company and EUR, and the Special Committee structure established to manage the Transaction, may give rise to actual or perceived conflicts of interest.

Anthony Sage, Malcolm Day and Mykhailo Zhernov serve as directors of both the Company and EUR (the “Common Directors”). The Scheme Implementation Deed excludes the Common Directors from EUR’s independent board committee formed in connection with the Transaction (the “EUR Independent Board”). We have also established a special committee, consisting of Michael Hanson and Michael Ryan, to manage the detailed work associated with the Transaction (the “Special Committee”).

Notwithstanding these governance measures, the presence of Common Directors on both boards, and the fact that members of our management and board have ongoing relationships with EUR, may give rise to actual or perceived conflicts of interest in connection with the negotiation, approval, and implementation of the Transaction, including with respect to the terms of the Exchange Ratio, the size and payment circumstances of the Reimbursement Fee and Reverse Reimbursement Fee, and other terms of the Scheme Implementation Deed. If EUR shareholders, our shareholders, regulators, or other stakeholders perceive that the Transaction was not negotiated on an arm’s-length basis, or that our corporate governance measures were insufficient to address these conflicts, we could face reputational harm, shareholder litigation, or regulatory scrutiny, any of which could adversely affect our business and the market price of our securities.

If we complete our acquisition of EUR, we may fail to realize the anticipated benefits of the Transaction or may encounter significant difficulties integrating EUR’s business, operations, and personnel with our own.

If the Transaction is completed, we will need to integrate EUR’s business, operations, employees, and existing contractual and regulatory relationships with our own, including EUR’s interests in the Wolfsberg project and other assets and liabilities of the EUR group, potentially including EUR’s proposed investment in or acquisition of Velta Holdings US Inc. and any related loans, contingent obligations, or minimum cash adjustments associated with that transaction. Achieving the anticipated benefits of the Transaction will depend in part on our ability to integrate EUR’s business successfully and efficiently, and our management may face significant challenges in doing so, including difficulties in retaining key EUR employees, integrating financial reporting and internal control systems, reconciling differing corporate cultures and business practices across Australian, European and U.S. operations, and managing any unforeseen liabilities of EUR that come to light after completion.

In addition, the Transaction will result in EUR being delisted from the ASX while EUR continues to be subject to Australian corporate law and regulatory obligations, adding to our compliance burden across multiple jurisdictions. If we fail to successfully integrate EUR’s business or to realize the anticipated benefits of the Transaction, our business, financial condition and results of operations could be adversely affected, and the market may not perceive the Transaction to have delivered the value anticipated at signing. See also “—Risks Related to our Mining Operations—We may fail to realize the anticipated benefits of our acquisition of 60 Degrees North ApS” below for a discussion of similar integration risk relating to our other recent acquisition.

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

For example, in addition to the permits that we have been issued to date, we are required to obtain other permits and approvals before construction or operations related to construction mining, mineral processing and chemical manufacturing. On December 2, 2024, the Wolfsberg Project received a decree from the Carinthian state government in Austria stating that an environmental impact assessment determination procedure at full industrial and procedural scale was not required, due to the advanced and final feasibility stage demonstrating small footprint and low environmental impact in accordance with local and international standards/regulations. However, in 2025 the decree was appealed by third parties not related to the project in the Austrian administrative court. The administrative court has delegated the decision back to the issuing authority at the state of Carinthia for reassessment. We have filed an appeal to this decision at the administrative court, and the matter is now assigned to the federal court and remains ongoing as of the date of this Annual Report.

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

Our operations are subject to compliance with various environmental, health and safety laws, regulations, permitting requirements and standards primarily in Greenland and Austria, as well as other areas in which we intend to do business such and Saudi Arabia and other parts of Europe.

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

Increased scrutiny of our environmental, social and governance practices could harm our reputation and adversely affect the market price of our securities.

We market ourselves, in part, on the basis of our positioning as a developer of critical mineral supply chains outside of, and not linked to, the PRC, and our commitment to environmentally and socially responsible development of the Tanbreez Project and Wolfsberg Project. Expectations regarding environmental, social and governance (“ESG”) matters are evolving rapidly, are often subjective, and vary among investors, customers, governments, non-governmental organizations and other stakeholders. Third-party organizations have developed ratings and scoring systems to evaluate companies on their approach to ESG matters, and unfavorable ratings, or a perception that we have failed to meet evolving expectations, could adversely affect investor sentiment toward us and our access to capital. Any failure, or perceived failure, to satisfy expectations regarding our ESG practices, to accurately report on our sustainability initiatives, or to achieve any sustainability-related goals we may announce, could damage our reputation, result in increased scrutiny from stakeholders, and have a material adverse effect on our business, financial condition, results of operations and the market price of our securities

We face opposition from organizations that oppose mining which may disrupt or delay our mining projects.

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

Please also read “—Risks Related to Legal, Compliance and Regulation – We will be required to obtain government regulatory permits and approvals to conduct exploration and evaluation and subsequent development and mining operations, a process which is often costly and time-consuming. There is no certainty that all necessary permits and approvals for our planned operations will be granted.”

We are subject to risks from legal and arbitration proceedings that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities. In addition, even claims that arise in the ordinary course of our business may ultimately result in large damages amounts. For example, in the past we have been involved in legal disputes with potential financing sources, and we are currently involved in a dispute regarding amounts allegedly owed by us to a financial advisor for prior services. We may not be insured against all potential damages that may arise out of any claims to which we may be party. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition, results of operations and prospects. Additionally, the significant increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

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

Risks Related to our Mining Operations

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

Although uranium and thorium occur at the Tanbreez Project only at background levels, our exploration, development and any future processing activities may still be subject to regulatory requirements governing naturally occurring radioactive materials, and any related compliance costs or delays could adversely affect our business.

Drill core assays at the Tanbreez Project indicate that uranium and thorium occur at background levels and do not concentrate during processing. Nonetheless, our exploration, development and, if we proceed to production, our mining, processing and waste management activities may still be subject to regulatory requirements applicable to naturally occurring radioactive materials, including requirements governing the handling, storage, transport and disposal of any waste or byproducts containing such materials. Any such requirements could result in delays in obtaining or maintaining necessary permits, require us to implement additional monitoring, handling or disposal protocols, or result in unanticipated compliance costs. If our understanding of the levels or behavior of uranium and thorium at the Tanbreez Project during processing proves to be inaccurate, or if applicable thresholds for regulatory treatment of naturally occurring radioactive materials are lowered or interpreted more strictly by regulators in the future, we could face increased compliance costs, permitting delays or other restrictions on our planned operations, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in transportation costs, disruptions in marine or other transportation services, or our reliance on the MV Ocean Endeavour and third-party crewing arrangements could impair our ability to develop the Tanbreez Project and deliver our products to customers.

Access to the Tanbreez Project is currently available principally by boat through the fjords of southern Greenland, and we expect to rely on similar marine access for the transportation of personnel, equipment and, eventually, products to and from the site. We recently acquired the MV Ocean Endeavour, a vessel that is being modified to serve as a floating base camp to house mining crews and staff for the Tanbreez Project, and have subcontracted with DP World to crew and manage the vessel. Our operations at Tanbreez are therefore dependent, in part, on the continued availability and seaworthiness of the MV Ocean Endeavour, the performance by DP World of its crewing and management obligations, and favorable sea and weather conditions in the relevant fjords. Any damage to or unavailability of the MV Ocean Endeavour, any failure by DP World or other third party service providers to perform their obligations, adverse or unusual weather or sea ice conditions, or other disruptions to marine access, could delay our exploration, development and future production activities at Tanbreez, require us to secure alternative and potentially more costly housing, logistics or crew transport arrangements, and increase our costs. More broadly, our ability to transport equipment, supplies and, eventually, products to and from our projects may also be affected by labor disputes, embargoes, government restrictions, work stoppages, adverse weather, or other events beyond our control affecting rail, road, marine or air transportation, any of which could adversely affect our results of operations.

Our projects depend on limited or single source water and power infrastructure, and any disruption to that infrastructure could delay our operations and increase our costs.

The Tanbreez Project relies on a single hydro-electric power transmission line located approximately two kilometers south of the license area, and on freshwater resources available at the site, for its anticipated power and water needs. The Wolfsberg Project’s planned operations are expected to rely on access to the regional electricity grid and the natural gas transmission pipeline that follows the A2 motorway near the project. Neither project currently has multiple independent sources of power or water supply. The Wolfsberg project will be self-sufficient in water supply from the underground water management at operational stage. Potable and industrial water will be fully supplied by the mine itself. Any disruption, damage to, or unavailability of the hydro-electric transmission line, natural gas pipeline, regional electricity grid, or local water resources on which either project depends, whether as a result of equipment failure, severe weather, maintenance, third-party action or otherwise, could delay or interrupt our exploration, development or, if applicable, future production activities, require us to incur additional costs to secure alternative sources of power or water, or otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, future regulatory changes in water rights, allocation or availability, including as a result of climate change, could increase our operating costs or limit our ability to develop or operate either project as currently planned.

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

We may fail to realize the anticipated benefits of our acquisition of 60 Degrees North ApS, and our collaboration agreement with 60° North in support of the Tanbreez Project may not be finalized on the terms anticipated, may be delayed, or may not deliver the intended operational support.

In March 2026, we entered into an agreement to acquire, and in April 2026 we completed the acquisition of, a majority stake in 60 Degrees North ApS (“60° North”), a Greenlandic contractor based in Qaqortoq, southern Greenland. As part of the acquisition, 60° North is expected to enter into a collaboration agreement with Tanbreez Mining Greenland A/S to support the development of infrastructure and local operational capacity around the Tanbreez Project. We cannot assure you that this collaboration agreement will be finalized on the terms currently anticipated, that it will be finalized at all, or that, once finalized, it will deliver the operational, cost, or timing benefits we currently expect for the Tanbreez Project. Integrating 60° North's operations, workforce, and existing customer and supplier relationships into our broader strategy may require significant management time and attention and may cost more than we currently anticipate. If we are unable to successfully integrate 60° North's business or realize the anticipated benefits of the acquisition, including the intended infrastructure and logistical support for the Tanbreez Project, our development timeline for Tanbreez could be delayed and our business, financial condition and results of operations could be adversely affected. See also “—Risks Related to the Proposed Acquisition of European Lithium—If we complete our acquisition of European Lithium, we may fail to realize the anticipated benefits of the Transaction” above for a discussion of similar integration risk relating to our other recent acquisition.

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

There is no certainty that any portion of the mineral resources at the Tanbreez Project of the Wolfsberg Project will be reclassified into higher-confidence or converted into mineral reserves, and therefore the reclassification process is subject to significant uncertainty.

Neither the Tanbreez Project nor the Wolfsberg Project currently has any declared mineral reserves. The mineral resources reported for each project are classified across measured, indicated and inferred categories, each reflects a difference level of geological confidence. Inferred mineral resources, which comprise a portion of the resources reported for both projects, have the lowest level of geological confidence of all mineral resource categories, and there is no assurance that any inferred mineral resource will be upgraded to an indicated or measured category, or that any of our resources, regardless of category, will ultimately be converted into mineral reserves. Reclassification of mineral resources between categories, and any eventual conversion to mineral reserves, depends on a number of variable factors, many of which are outside of our control, including geological and mining conditions that may differ from current interpretations, changes in our mining and processing strategy, future assumptions regarding commodity prices, foreign exchange rates, process recovery rates, and operating and capital costs, and future regulatory and permitting requirements. Changes in any of these factors from period to period could result in an increase or decrease in the resources or reserves we report, and could adversely affect our ability to raise financing, complete future feasibility studies, and to develop either project into a producing mine.

Risks Related to our Structure and Regulatory Matters

European Lithium is currently listed on the Australian Securities Exchange (the “ASX”), which could divert our management’s time and resources away from our exploration efforts.  We may face claims and liability for breaches, or alleged breaches, of Australian regulations and other applicable laws.

European Lithium will, subject to completion of the Transaction, be de-listed from the ASX, but will continue to be required to comply with Australian corporate law.  We have policies and procedures that we believe are designed to provide reasonable assurance that our actions will not infringe on Australian corporate law.  These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by Australian regulatory and governing bodies.  We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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

We are a “foreign private issuer” under the SEC rules and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and we are not required to reconcile our financial statements to U.S. GAAP. We are not required to comply with Regulation Fair Disclosure, or Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

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

We may lose our foreign private issuer status, which would then require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended, and cause us to incur significant additional legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act, and we take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, our most recent determination of foreign private issuer status was made on December 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. In such an event, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

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

In connection with the audit of our consolidated financial statements for the year ended June 30, 2026, we and the auditors identified four material weaknesses in our internal control over financial reporting. The material weaknesses related to the following:

●	The Company lacks the controls needed for a sufficient review of the completeness and accuracy of the financial statements and financial statement disclosures.

●	The Company did not design and maintain effective controls, including review by personnel with sufficient IFRS knowledge, to appropriately assess and account for its investment in 60 Degrees North ApS. The deficiency affected the determination of the appropriate joint arrangement classification, the application of the equity method under IAS 28 (including the notional purchase price allocation and allocation of acquisition cost to the underlying identifiable net assets), and the recognition of the Company's share of post-acquisition results.

●	The Company did not design and maintain effective controls, including review by personnel with sufficient IFRS knowledge, to appropriately account for the acquisition and consolidation of Tanbreez Mining Greenland A/S. The deficiency affected the determination and application of acquisition-date accounting, including the measurement of consideration transferred, allocation of acquisition cost to the identifiable net assets, measurement of the non-controlling interest, and preparation of the related consolidation entries.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

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

We have concluded that there are material weaknesses in our internal control over financial reporting and we cannot assure you that additional material weaknesses will not be identified in the future. These material weaknesses may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

In the course of auditing the consolidated financial statements for the year ended June 30, 2026, we and our independent registered public accounting firm identified four material weaknesses in the internal control over financial reporting as of June 30, 2026, in accordance with the standards established by the PCAOB. We aim to take certain measures by hiring additional personnel and implementing policies and procedures to remediate the identified material weaknesses, although no assurance can be given as to whether these steps will be sufficient. The implementation of these improvements may increase our administrative expenses. To the extent these steps are not successful, we could be forced to incur additional expenses and require more of management’s time.

We cannot assure you that additional material weaknesses or significant deficiencies in the internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in the implementation of new or improved controls, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet the periodic reporting obligations or result in material misstatements in the financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of the internal control over financial reporting. Furthermore, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of the internal control over financial reporting as of the end of the fiscal year. However, for as long as we are an “emerging growth company” under the JOBS Act, the independent registered public accounting firm will not be required to attest to the effectiveness of the internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years after the completion of our business combination. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that the management’s assessment of our internal control over financial reporting might not. The existence of a significant deficiency or a material weakness could result in errors in the financial statements that could result in a restatement of financial statements, cause us to fail to meet the reporting obligations and cause investors to lose confidence in the reported financial information, leading to a decline in the price of our ordinary shares.

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

Pursuant to a registration rights agreement to entered into concurrently with the Closing, we registered the ordinary shares held by EUR, Sizzle, the Sponsor and certain other holders of ordinary shares (including ordinary shares issuable upon the exercise, conversion, exchange or redemption of any other security therefor). In addition, the certain holders of our ordinary shares have been granted both demand and piggyback registration rights for our securities received in connection with the Business Combination. We also have entered into registration rights agreements and arrangements on numerous occasions in the past years, which generally require us to register shares that we issue to third parties for resale promptly following their issuance, and we intend to continue to enter into similar registration rights arrangements in the future.

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

As of June 30, 2026, we had outstanding warrants to purchase an aggregate of 20,090,275 Ordinary Shares consisting of (i) warrants to purchase 7,660,775 Ordinary Shares, which were assumed by the Company at the closing of the Business Combination, each with an exercise price of $11.50 per share (the “Public Warrants”), (ii) warrants to purchase 1,595,000 Ordinary Shares issued to the PIPE Investors and 244,500 warrants to brokers, both with an exercise price of $7.00 per share (subject to further adjustments) and expiring on June 18, 2029 and warrants to purchase 9,990,000 Ordinary Shares issued to the PIPE Investors and 600,000 warrants to brokers, both with an exercise price of $7.00 per share (subject to further adjustments) and expiring on October 6, 2031 (the “PIPE Warrants” and, together with the Public Warrants, the “Warrants”). Each Warrant entitles the holder thereof to purchase one ordinary share at the applicable exercise price of such Warrant. We believe that the likelihood that Warrant holders determine to exercise their Warrants is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the applicable exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be unlikely to exercise any of their Warrants. Conversely, we believe the Warrant holders are more likely to exercise their Warrants the higher the price of our ordinary shares Is above the applicable exercise price of such Warrants. To the extent the Warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our ordinary shares.

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

Sales, or the perception of sales, of a substantial number of our securities in the public market by certain of our securityholders could cause the price of our ordinary shares and public warrants to fall.

The resale, or expected or potential resale, of a substantial number of our Ordinary Shares in the public market could occur at any time. For example, our registration statement on Form F-1 (subsequently amended to Form F-3 on April 23, 2025) registered for resale up to 100,312,567 Ordinary Shares, which constituted approximately 68% of our outstanding Ordinary Shares on a fully diluted basis as of June 30, 2026, on behalf of the selling securityholders named therein. Certain Ordinary Shares have been sold under such registration statement, but a significant number of shares remain unsold. In addition, the Company has filed registration statements on many occasions in the past related to the potential resale of Ordinary Shares by other shareholders named therein, and expects to continue to do so in the future as part of its capital raising strategy. Such sales, or the perception that such sales could occur, could adversely affect the market price for our Ordinary Shares and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate.

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

Please read "The number of our ordinary shares to be issued in the Transaction is subject to a floating exchange ratio with a collar, and the resulting dilution to our existing shareholders cannot be determined with certainty until shortly before completion" for a description of the ordinary shares we may issue in the Transaction.

In addition, we may issue up to an additional 6,778,838 Ordinary Shares to EUR in connection with the earnout provision contained within the Merger Agreement. Half of the earnout shares will become issuable if the volume weighted average price, or VWAP (as defined in the Merger Agreement), of Ordinary Shares trades above $15 dollars per share, and the other half are issuable if the VWAP for Ordinary Shares trades above $20 per share, in each case for any 20 trading days in any 30 day trading period during the five-year period following the consummation of the Business Combination. The earnout shares are also eligible to be issued, if not already paid, if during this period a change of control occurs in which the consideration per share would meet these thresholds for issuance of the earnout shares. Please see “Item 5. Operating and Financial Review and Prospects—Recent Developments—The Proposed Acquisition of European Lithium Limited” for how the earnout obligation is expected to be treated in the Transaction with EUR.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to us and our direct and indirect subsidiaries (the “Company Group” or the “Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, in the aggregate, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. Moreover, regardless of whether we are a CFC, if the Company Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are treated as a CFC pursuant to a “downward attribution” rule under current law. The Company Group currently includes U.S. subsidiaries. This rule, however, will cease to apply to treat such non-U.S. subsidiaries as CFCs for taxable years beginning after December 31, 2025.

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

If we are a PFIC for any taxable year during a U.S. Holder’s (as defined in the section of this Annual Report entitled “Material U.S. Federal Income Tax Considerations”) holding period for our ordinary shares, such U.S. Holder may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder is eligible for and timely makes one of the elections available under the Code (which such election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. There can be no assurance that we will have timely knowledge of its status as a PFIC in any taxable year or that we will timely provide information that would be required in order for a U.S. Holder to make any such election. For a further discussion, see “Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. investors are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and their investment in our ordinary shares.

Item 4. Information on the Company.

A.	History and Development of the Company

We are a leading mining evaluation and exploration company focused on HREEs, critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. At the closing of our Business Combination, our efforts were solely focused on the exploration and evaluation of our wholly owned Wolfsberg Lithium Project (the “Wolfsberg Project”) located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we held additional Austrian projects, including the 20% interest European Lithium transferred to us at the Closing of the Business Combination (which was February 27, 2024). On June 5, 2024, we announced an agreement to acquire an interest in the Tanbreez Green Rare Earth Mine (the “Tanbreez Project”). The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply heavy rare earth elements (“HREEs”) to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry. In addition, the Company has entered into the Scheme Implementation Deed with EUR pursuant to which it has agreed to acquire all of the issued shares and listed options of EUR by way of the Transaction. Please see “Item 5. Operating and Financial Review and Prospects—Recent Developments—The Proposed Acquisition of European Lithium Limited”

Our executive offices are located at c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Critical Metals is a holding company incorporated on October 14, 2022, in the British Virgin Islands. We conduct our operations through our subsidiaries. Investments in our securities are not purchases of equity securities of these operating subsidiaries but instead are purchases of equity securities of a BVI holding company with no material operations of its own. With a holding company structure, we are subject to various restrictions on intercompany fund transfers and foreign exchange control under current laws and regulations and could be subject to additional restrictions under new laws and regulations that may come into effect in the future.

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

BUSINESS

Overview

We are a mining exploration and evaluation company focused on critical metals and minerals and producing strategic products essential to (i) the production of magnets for consumer and national defense-related purposes and (ii) electrification and next generation technologies for Europe and its Western world partners. Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our main efforts are focused on the exploration and evaluation of the Tanbreez Projected located in Greenland as well as the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects (each as defined below), which was previously held by European Lithium immediately prior to the closing of the Business Combination, and a 92.5% interest in the Tanbreez Project in Southern Greenland. The Tanbreez Project in Greenland and the Wolfsberg Project in Austria are currently at the exploration and evaluation stage. Please see the sections entitled “-Description of the Wolfsberg Project”, “-The Weinebene and Eastern Alps Projects” and “Description of the Tanbreez Project” for additional information on the projects, respectively.

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

More specifically, the Tanbreez Rare Earth Project is one of the world’s largest hard rock rare earth elements (“REE”) deposits, located in southern Greenland near the town of Qaqortoq. The project is notable for its high concentration of HREEs, which are critical for high-tech applications, clean energy, and defence industries. Unlike other major REE deposits, Tanbreez contains very low levels of uranium and thorium, making it more environmentally and politically viable.

●	Deposit Type: Kakortokite (a layered igneous rock rich in HREEs)

●	Kakortokite Estimate: -4.7 billion tonnes of REE-bearing mineralisation

●	Heavy REE Content: -27% of Total Rare Earth Oxides (TREO)

●	Uranium & Thorium: Extremely low (avoiding nuclear regulatory issues)

●	Location: Near Qaqortoq, southern Greenland, near a nearly finalized new international airport.

●	The distance is only 12kms from the Tanbreez deposit to near Qaqortoq

●	No ice or permafrost, temperature ranges from -5°C to 15°C which allows for all year mining

●	Mining exploitation license granted for initial 500,000 tonnes per annum

●	Deep water (70m) from edge of deposit to allow Pana-Max ships to easily access ore body

●	Critical Metals Corp expects to leverage a maneuverable floating dock

The Tanbreez Project is expected to possess greater than 27% HREE, which carry a much higher value than light rare earth elements. In an industry where competitors primarily target light rare earth elements, the Tanbreez Project is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

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

The Wolfsberg Project comprises 54 exploration licenses, which covers a total area of 1,133 hectares and are valid through December 31, 2029, and a mining license covering 20 mining areas occupying 86.7 hectares that are valid through December 31, 2027.

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

Data Collection and Quality Control

Exploration data used in mineral resource estimation for the Tanbreez Project and the Wolfsberg Project is generated through drilling, sampling, assaying and geological logging programs conducted using industry standard procedures. The Company applies quality assurance and quality control measures designed to identify potential errors or inconsistencies in sample collection, analytical results and data handling. These measures include the use of certified reference materials, blanks, duplicate samples and analyses performed by independent accredited laboratories. Historical exploration and assay datasets associated with the Tanbreez Project and Wolfsberg Project are constantly reviewed and validated to the extent necessary to support mineral resource estimation under Subpart 1300 of Regulation S-K.

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

Review and Approval of Technical Disclosure

Prior to inclusion in SEC filings, technical information relating to exploration results, mineral resources or other material disclosures for the Tanbreez Project and the Wolfsberg Project is subject to internal review by management and external review by the applicable Qualified Person. The Company’s internal disclosure controls are designed to ensure that:

●	mineral resource classifications are properly determined and presented;

●	cut off grades, commodity price assumptions, metallurgical recoveries, payability factors and points of reference are disclosed where required; and

●	disclosures are consistent with the most recently filed technical report summary and do not include unsupported economic or forward-looking conclusions.

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

Human Capital

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2026, we had 5 full-time employees with a significant number of personnel engaged on a contractor basis. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

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

Please read “—Description of the Tranbreez Project” and “Description of the Wolfsberg Project” for additional discussion about governmental regulations and permitting matters affecting our operations in Greenland and Austria.

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

Permits

Prior to developing or mining any minerals that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mining development activities and mining operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and potentially costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, evaluation, development and/or operation of the Tanbreez Project and the Wolfsberg Project.

On December 2, 2024, the Wolfsberg Project received a decree from the Carinthian state government in Austria stating that an environmental impact assessment determination procedure at full industrial and procedural scale was not required, due to the advanced and final feasibility stage demonstrating small footprint and low environmental impact in accordance with local and international standards/regulations. However, in 2025, the decree was appealed by third parties not related to the project in the Austrian administrative court. The administrative court has delegated the decision back to the issuing authority at the state of Carinthia for reassessment. We have filed an appeal to this decision at the administrative court, and the matter is now assigned to the federal court and remains ongoing as of the date of this Annual Report.

Please also read “Risk Factors—Risks Related to Legal, Compliance and Regulations.”

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

DESCRIPTION OF THE TANBREEZ PROJECT

Certain information that follows relating to the Tanbreez Project is derived from, and in some instances is an extract from, the Amended S-K 1300 Technical Report Summary dated and effective 13 April 2026 (the “Tanbreez Technical Report Summary”), prepared by Agricola Mining Consultants Pty Ltd and included as Exhibit 15.8 to this Report. Portions of the information that follows are based on assumptions, qualifications and procedures that are not fully described here, and reference is made to the full text of the Tanbreez Technical Report Summary. That report covers only the Tanbreez Project.

The Tanbreez Technical Report Summary is an amendment to the technical report summary dated 10 March 2025. The amendment is directed to data verification and the mineral resource estimate; the disclosures concerning property description, geology, infrastructure, environmental matters and permitting are unchanged in all material respects and are considered current as at the original effective date. The Tanbreez Technical Report Summary does not include a mineral reserve estimate and does not constitute an Initial Assessment, pre-feasibility study or feasibility study under Subpart 1300 of Regulation S-K.

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

Several research projects involving colleagues from other countries have been supported by various foundations. The Danish Natural Science Research Council supported a Canadian Danish project aiming at a comparison of the mineralogy of Mont Saint-Hilaire, Quebec, with the Narssârssuk mineral occurrence associated with the Igaliko Complex, South Greenland, and the Ilímaussaq complex. The Danish company First Development International A/S in 1993 supported a Danish-Russian project consisting of an examination of the drill cores from the 1977 drilling program kept at the Risø National Laboratory. The aim was to find some of the water-soluble minerals discovered in the Khibina and Lovozero complexes. The drill cores are rich in villiaumite, but holes in the samples indicate that other water-soluble minerals have been dissolved during and after drilling. Only one of the Kola minerals was discovered, natrophosphate.

In 1994-1997 INTAS (International Association for the Promotion of Co-operation with Scientists from the Independent States of the Former Soviet Union) supported a Danish-French Russian Spanish research co-operation with the purpose of promoting comparative studies of the mineralogy of agpaitic nepheline syenites in Ilímaussaq, the Khibina and Lovozero complexes of the Kola Peninsula, and the Tamazeght complex, Morocco. Field work was carried out in Ilímaussaq in 1994, in Khibina and Lovozero in 1997 and in Tamazeght in 1999.

The Danish Natural Science Research Council in 1997 supported an Austrian Danish research project with the purpose of studying pegmatites and hydrothermal veins and the relations to their country rocks in the Ilímaussaq complex and at the Narssârssuk mineral locality associated with the Igaliko Complex in South Greenland.

Overview

The Tanbreez Project is a rare earth element project in the Kujalleq region of southern Greenland, near the town of Qaqortoq. Mineralisation is hosted in kakortokite, a layered peralkaline igneous rock of the Ilímaussaq Alkaline Complex, in which eudialyte is the principal rare earth bearing mineral. The deposit is enriched in total rare earth oxides (“TREO”) together with zirconium, niobium, tantalum, hafnium and gallium. Heavy rare earth oxides comprise approximately 27% of TREO. Unlike rare earth deposits hosted in monazite or bastnäsite, eudialyte carries low uranium and thorium: drill core assays return uranium at background levels of 10 to 20 ppm and thorium not exceeding 100 ppm, and neither element concentrates during processing.

The exploitation licence includes the right to mine 0.5 million tonnes per year of run-of-mine material, which is the rate at which production is planned to commence while local workers are recruited and trained. Initially this is expected to employ approximately 80 personnel from Qaqortoq.

As of June 30, 2026, the carrying value of the Tanbreez Project is approximately US$304.1 million, which represents acquisition costs plus the capitalized cost of exploration and evaluation activities undertaken for the project since its inception.

Tanbreez Project Geological Map and MRE Resource locations

Property description, location and mineral tenure

The Tanbreez tenure is Mineral Exploitation Licence MIN 2020-54, in southern Greenland, covering approximately 18 square kilometres. Qaqortoq, the regional capital, is 20 kilometres to the south. An existing hydro-electric power transmission line passes approximately two kilometres south of the licence, and the tenement has an ample supply of fresh water. The licence is registered in the name of Tanbreez Mining Greenland A/S.

Tanbreez has been granted an exploitation permit valid for a period of 30 years, which gives it the right to exploit the mineral resources within the licence area. The licence contains general requirements relating to transportation, security and closure plans, and to the provision of periodic updates to the Greenland government.

Royalties

Royalty rates under the Greenlandic regime are differentiated by mineral type. A licensee exploiting rare earth elements is required to pay a sales royalty of 5% of the value of the elements; on certain terms, corporate income tax and corporate dividend tax may be offset against sales royalties. A licensee exploiting minerals other than rare earth elements, uranium and gemstones pays a sales royalty of 2.5% of the value of the minerals, subject to equivalent offset arrangements.

Encumbrances

Qaqortukulooq (Hvalsey) contains 11 Norse and two Thule sites, including the best preserved Norse ruin in Greenland and the site of the last recorded mention of Europeans in Greenland in 1408. The Hvalsey church ruins are situated approximately 11 kilometres south of the proposed mine. The church and its surroundings are a designated world heritage site. The local community and the central government, in co-operation with Tanbreez Mining Greenland A/S, have established a buffer zone around the site. The buffer zone, as recommended and accepted by all parties, follows the top of the rugged range, with south-flowing creeks in the heritage and buffer zone and north-flowing creeks in the mining area. The two are separated by ranges reaching approximately 1,000 metres in height, which effectively isolate the UNESCO site from the mineral resource areas.

Accessibility, local resources and infrastructure

The current international airport is at Narsarsuaq, approximately 45 kilometres to the north, and an international airport north of Qaqortoq opened in 2026. Access is also available year-round by boat through the fjords, which offer protection from the weather: approximately 45 minutes from Qaqortoq, or approximately ten minutes from the new airport. Because of the warming effects of the Gulf Stream, the fjords in this part of Greenland do not usually freeze, which typically allows access by sea throughout the year.

Geological setting and mineralisation

The Tanbreez deposit is classified as a peralkaline igneous rare earth element–zirconium deposit hosted within the Ilímaussaq Alkaline Complex in South Greenland. The setting is a Mesoproterozoic continental rift-related intrusion of the Gardar Province, dated at approximately 1.16 billion years. The deposit is a highly fractionated tantalum–niobium–zirconium–rare earth element deposit in the southern part of the complex.

Kakortokite is the dominant host rock. It is a layered igneous rock of rhythmic feldspar-, arfvedsonite- and eudialyte-rich layers, and is composed principally of nepheline, alkali feldspar and arfvedsonite together with eudialyte. Lujavrite, a darker rare earth enriched nepheline syenite, is a secondary host. Eudialyte is the primary rare earth bearing mineral and the key carrier of both light and heavy rare earths, together with zirconium, niobium and tantalum. Heavy rare earths present include dysprosium, yttrium and terbium; light rare earths include neodymium, pra8-K/seodymium and lanthanum.

Within the kakortokite, the distribution of total rare earth oxides comprises approximately 28% heavy rare earth elements (including yttrium) and 72% light rare earth elements. Drill core assays confirm that uranium and thorium occur at background values, which is an advantage in processing.

Exploration and drilling

The initial mineral resource estimation was completed in 2016. That work was commissioned by Rimbal Pty Ltd, a private Australian company, and was not required to be publicly released.

Key stages of exploration and drilling on the project are as follows:

●	Early exploration (2000s): initial geological surveys and sampling confirmed the presence of eudialyte. Highwood Resources and others drilled 296 drill holes into the area, many less than 20 metres deep and testing surface material. These holes are historical and insufficient detail is available for them.

●	2007–2010: targeted drilling programmes were conducted to delineate the scale and composition of the deposit in support of licence applications. Rimbal drilled 14 diamond holes in 2007 and 46 diamond holes plus 49 reverse circulation holes in 2010.

●	2013–2016: further drilling and metallurgical testing refined estimates of the size of the deposit. Rimbal drilled nine diamond holes in 2013. An overall drill database of 414 drill holes was used to compile a mineral resource estimate in 2016, of which 184 drill holes were included in the estimate, including 66 valid holes drilled by Highwood.

●	2017: this work, together with the environmental impact assessment, social impact assessment and impact benefit agreement, was presented to the government as an application for an exploitation licence.

●	2020: the Greenland government granted exploitation licence MIN 2020-54, marking the transition from exploration to development.

●	September 2024: a diamond drilling programme commenced, designed to support reporting of the resource under Subpart 1300 of Regulation S-K and to inform potential mine throughput.

●	December 2024: drilling identified high-grade zones, including elevated concentrations of gallium.

●	2025: further drilling and re-assay work was completed at the Fjord Deposit and Tanbreez Hill. Assay results from the resampling undertaken at the Hill deposit and from the 2024–2025 drilling at the Fjord deposit are consistent with previous results.

Three high-grade zones have been identified within the project area:

●	Unit Zero — up to five metres thick, located approximately 50 metres behind the proposed plant location, representing a potential target for future exploration.

●	Base of the Kakortokite — a zone of metasomatic replacement by eudialyte of the underlying unit, containing high-grade rare earth material located approximately 40 metres below surface.

●	Area G — an area spanning over one square kilometre containing extensive late-stage pegmatites and pegmatite scree, adjoining the proposed road to the tailings area, in which gallium was recorded at values reaching up to 147 ppm Ga₂O₃.

For further information regarding exploration and drilling, see Section 7 of the Tanbreez Technical Report Summary.

Data verification

The qualified person performed data verification procedures considered appropriate for the purpose of supporting the mineral resource estimate. Those procedures included review and validation of selected drill hole collar locations, downhole surveys and geological logs; cross-checking of assay results against original laboratory certificates on a sample basis; evaluation of assay laboratory performance through review of internal laboratory quality assurance and quality control reports and comparison of umpire laboratory results; and comparison of resource tonnage and grade at multiple cut-off grades against the historical estimate. The qualified person considers the data used to prepare the mineral resource estimate to be accurate and representative, and to have been generated in accordance with industry accepted standards and procedures. See Section 9 of the Tanbreez Technical Report Summary.

Mineral processing and metallurgical testing

The valuable oxides are contained within the eudialyte component of the kakortokite. Eudialyte can be separated from the arfvedsonite and feldspar components by crushing and milling followed by high-intensity magnetic separation. The conceptual processing flowsheet comprises crushing, grinding, magnetic separation and hydrometallurgical treatment. The Company continues to evaluate options for arfvedsonite and feldspar.. See Section 10 of the Tanbreez Technical Report Summary.

Mineral Resource Estimate

The Tanbreez Technical Report Summary was prepared in accordance with Item 1300 of Regulation S-K as promulgated by the SEC.

A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location and continuity, that with assumed and justifiable technical and economic conditions is likely in whole or in part to become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

The mineral resources reported below are not mineral reserves and do not have demonstrated economic viability. The reported inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as mineral reserves. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

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

Summary of Key Assumptions

The following table summarises certain assumptions used by the qualified person in preparing the Tanbreez Technical Report Summary, as discussed in more detail in Section 11 of that report.

Parameter	Value	Basis
Cut-off Grade	0.30% TREO	Economic analysis based on assumed costs and revenues
Metallurgical Recovery	50-65%	Metallurgical test work results
Payability Factor	70-85%	Typical market terms for REE concentrates
Bulk Density	2.80 t/m³	258 measurements on fresh kakortokite core
Point of Reference	In-situ	Undiluted, original geological position
Mining Method	Open pit (conceptual)	Based on deposit geometry and depth
Processing Rate	500,000 tpa	As per existing exploitation license

Commodity Pricing

The TREO basket price used in the resource estimation is US$11 to US$14 per kilogram, derived from individual rare earth oxide prices. The individual prices used to derive the basket price are set out below.

Prices are provided for the purpose of assessing reasonable prospects for eventual economic extraction only, and do not constitute an economic analysis.

Individual Rare Earth Oxide Prices and Metal Splits

Rare Earth Oxide	Price (US$/kg)	Proportion of TREO (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
La₂O₃	5.00	9.5	55	70-85	0.18-0.22
CeO₂	3.50	18.2	55	70-85	0.24-0.30
Pr₆O₁₁	65.00	2.4	58	70-85	0.63-0.77
Nd₂O₃	75.00	9.3	60	70-85	2.93-3.56
Sm₂O₃	15.00	1.8	58	70-85	0.11-0.13
Eu₂O₃	35.00	0.3	55	70-85	0.04-0.05
Gd₂O₃	45.00	2.1	60	70-85	0.40-0.48
Tb₄O₇	1,200.00	0.4	62	70-85	2.09-2.54
Dy₂O₃	250.00	2.5	62	70-85	2.72-3.30
Ho₂O₃	85.00	0.5	60	70-85	0.18-0.22
Er₂O₃	45.00	1.4	58	70-85	0.26-0.31
Tm₂O₃	450.00	0.2	55	70-85	0.35-0.42
Yb₂O₃	35.00	1.4	55	70-85	0.15-0.18
Lu₂O₃	850.00	0.2	55	70-85	0.53-0.64
Y₂O₃	8.00	7.0	58	70-85	0.23-0.28
Total REO Contribution		67.4			11.00-13.38

Additional Oxide Prices and Contributions

Oxide	Price (US$/kg)	Grade in Resource (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
ZrO₂	4.50	1.75	50-65	70-85	0.28-0.43
Nb₂O₅	45.00	0.07	50-65	70-85	0.11-0.17
Ta₂O₅	250.00	0.01	45-60	70-85	0.01-0.02
HfO₂	450.00	0.04	50-65	70-85	0.06-0.11
Ga₂O₃	350.00	0.002	45-60	70-85	0.002-0.004
Total Additional Oxide Contribution					0.46-0.73
Total Basket Price (REO + Additional Oxides)					11.46-14.11

Note: Prices are indicative market prices as at the effective date of the Technical Report Summary (April 2026). Proportions are based on average grades from 2024-2025 drilling results. Recovery factors are based on metallurgical test work to date and represent expected ranges for the conceptual processing scenario. Payability factors represent typical terms for rare earth concentrates in current market conditions, with the range reflecting variability in contract terms, product specifications, and market conditions. Contribution to basket price is calculated as: Price × Proportion × Recovery Factor × Payability Factor. For additional oxides, contribution is expressed per kg TREO based on the ratio of oxide grade to TREO grade in the resource.

Cut-off Grade

The cut-off grade for reporting the mineral resources below is 0.30% TREO. The cut-off grade represents the minimum grade required for material to have reasonable prospects for economic extraction under the assumed technical and economic parameters. As discussed in the Tanbreez Technical Report Summary, the qualified person considers the selected cut-off grade to be appropriate for a deposit of this type and scale. The assumptions underlying the cut-off grade are:

●	commodity price assumptions as detailed in the tables above;

●	metallurgical recovery factors of 50% to 65% depending on element and process conditions;

●	payability factors ranging from 70% to 85% for LREO, HREO and ZrO₂, reflecting typical terms for rare earth concentrates in current market conditions;

●	conceptual processing costs of US$45 to US$55 per tonne of material processed;

●	conceptual mining costs of US$8 to US$12 per tonne for open pit operations; and

●	general and administrative costs of US$5 to US$8 per tonne processed.

Point of Reference

Mineral resources are reported on an in-situ basis prior to any mining dilution or recovery losses. The point of reference is the mineralised material in its original geological position, representing the tonnes and grade of the deposit before extraction.

Summary of Mineral Resource Estimate

The following table contains a summary of our mineral resource estimate (as of June 30, 2026), which contains no changes from our mineral resource estimates disclosed as of June 30, 2025. This information is based on our Technical Report Summary, which is included as Exhibit 15.8 to this Annual Report. No mineral reserves were estimated for the Tanbreez Project.

Tanbreez Project Mineral Resource Statement

	Million	TREO	ZrO2	Nb2O5	Ta2O3	HfO2	Ga2O3
	Tons*	%	%	ppm	ppm	ppm	ppm
FJORD DEPOSIT
Indicated Resource	8.10	0.44	1.82	1,426	120	370	108
Inferred Resource	12.77	0.42	0.97	805	55	191	90

TANBREEZ HILL
Indicated Resource
Upper	2.96	0.47	1.47	1,060	64	265	114
Lower	12.45	0.31	0.97	711	42	174	98
Subtotal	15.41	0.34	1.06	778	46	191	101

Inferred Resource
Upper	0.86	0.4	1.18	890	52	211	108
Lower	4.37	0.28	0.91	673	40	164	95
Subtotal	5.23	0.3	0.95	709	42	172	97

*	Mineral resources in the table above are shown on a 92.5% basis, which reflects the Company’s interest in Tanbreez as of June 30, 2026 (the fiscal year covered by this Report).

Note: See the discussion above in “Summary of Key Assumptions”, “Commodity Pricing” and “Cut-off Grade” for information related to cut-off grades and metallurgical recovery factors, among other things. Tonnages are metric tonnes. Totals are the arithmetic sum of the categories above and may not add precisely because of rounding. Mineral resources are reported above a 0.30% TREO cut-off grade.

European Lithium, the Company’s largest shareholder, continues to retain its 7.5% ownership in Tanbreez. Accordingly, the mineral resource estimates attributable to European Lithium represent 7.5% of the total mineral resource reported in the Technical Report Summary, which is included as Exhibit 15.8 to this Annual Report.

Inferred mineral resources

A portion of the mineral resource estimate reported for the Tanbreez Project is classified as inferred. Inferred mineral resources have a lower level of confidence than indicated mineral resources and are subject to the following additional considerations:

●	there is no guarantee that inferred mineral resources will be converted to indicated or measured mineral resources through additional drilling; and

●	because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

Mineral reserves

No mineral reserves have been estimated for the Tanbreez Project. The Tanbreez Technical Report Summary does not contain a mineral reserve estimate, does not contain an economic analysis, and does not constitute an Initial Assessment, pre-feasibility study or feasibility study under Subpart 1300 of Regulation S-K.

Exploration Potential

Beyond the areas covered by the mineral resource estimate, the kakortokite sequence outcrops over an area of approximately 5 kilometres by 2.5 kilometres and has a total thickness of approximately 350 metres. Approximately 40% to 50% of the unit is estimated to be mineralised above the cut-off grade, based on historical drilling results. The estimate is based on extensive historic and Tanbreez exploration drilling comprising 414 holes, coupled with exposures on surface and in multiple creek sections.

The potential quantity and grade of the kakortokite unit are conceptual in nature. There has been insufficient exploration to estimate a mineral resource, and it is uncertain whether further exploration will result in the estimation of a mineral resource. This tonnage estimate represents exploration potential only and is not reported as a mineral resource. It does not indicate any certainty of hosting mineralisation. Investors should not place undue reliance on this information.

Additional drilling and evaluation are required to define mineral resources for the kakortokite sequence beyond the currently defined resource areas.

Permitting and License Conditions

The permitting process for an exploitation licence requires submission of an environmental impact assessment and a social impact assessment. Both require baseline studies and consultation with stakeholders, with emphasis on public hearings and review by the authorities. The outcome of that multi-stage process is the impact benefit agreement, which forms the basis of the mining permit. An environmental impact assessment must cover the entire exploitation period, from mine development through to closure and a subsequent monitoring period, and must be able to predict impacts from the specific mining project and describe baseline conditions before areas are affected by construction and operations. Studies must cover some years before construction starts so that annual and seasonal variations are captured; often two to three years of study are needed in advance of preparing the report.

The environmental impact assessment and social impact assessment were presented to the government, and on 8 September 2020 the exploitation licence and impact benefit agreement were signed, marking the official granting of exploitation licence MIN 2020-54.

In October 2024 the Greenland government granted an extension to certain deadlines under the exploitation licence. Under that amendment, Tanbreez Mining Greenland A/S was required to submit its exploitation and closure plans by the end of 2025, and is required to provide financial security and a company guarantee by December 31, 2026, and to commence exploitation of minerals by June 30, 2029.

Preliminary Economic Assessment

On March 31, 2025, we announced the results of a Preliminary Economic Assessment (the “PEA”) for the Tanbreez Project. The PEA was based on an initial mineral resource estimate of approximately 44.97 million metric tonnes of indicated and inferred mineral resources and estimated a pre-tax net present value of approximately US$2.8 billion at a 15% discount rate, and approximately US$3.6 billion at a 12.5% discount rate, with a pre-tax internal rate of return of approximately 180%. The PEA contemplated a phased development strategy with initial production of approximately 85,000 tonnes per annum of rare earth oxides (“REO”), scalable to approximately 425,000 tonnes per annum.

In March 2026, following further metallurgical testwork which produced improved concentrate results, we announced that the flowsheet contemplated by the previous PEA was obsolete and that it intended to prepare a replacement PEA reflecting the updated processing flowsheet and metallurgical results. Accordingly, the March 2025 PEA does not represent the Company’s current contemplated processing flowsheet.

DESCRIPTION OF Our other Operations in Greenland

On January 7, 2026, we announced that we had formally commenced the construction for a multi-use storage and pilot-plant facility in Qaqortoq, Greenland, a key enabling infrastructure project for the Tanbreez Project. The works will be executed under a full turnkey (design-build) contract awarded to 60° North Greenland.

On January 27, 2026, we announced the acquisition of a fully autonomous Nexus 20 communications tower and integrated drone system from K999 iEngineering and Fabrication, in partnership with CiTech (CN: CTTT), for the Tanbreez Project. The Nexus 20 system, scheduled for deployment in May 2027, will provide continuous site communications, emergency response coverage, and advanced optical surveillance across the Tanbreez Project. As part of the deployment, we will also receive a fully integrated medical, emergency, and accommodation site package, fabricated in Thailand and designed to support field teams operating at the Tanbreez Project.

On May 5, 2026, we completed the acquisition of 70% of 60° North ApS, a Greenland-based provider of construction, logistics, drilling, and project development services supporting mineral exploration and mining operations across the region.

On June 30, 2026, we announced the acquisition of the Ocean Endeavour, a 180- passenger vessel that will support our ongoing development activities at the Tanbreez Project. The acquisition represents a significant investment in workforce safety, accommodation and transportation infrastructure, strengthening CRML’s strategic and operational capabilities in one of the world’s most important emerging critical minerals jurisdictions. The Ocean Endeavour, originally built in 1982, is an ice-strengthened vessel with a proven operating history in both Arctic and Antarctic environments, making it well-suited to support year-round activities associated with the development of the Tanbreez Project. Most recently, the vessel was chartered by the Danish Defence, alongside NATO operations, to serve as a floating accommodation in Nuuk, Greenland, demonstrating its suitability for supporting personnel in remote and challenging environments. The vessel was purchased by us for €7.5 million and is expected to provide flexible housing capacity for project personnel. It is also expected to facilitate reliable transportation throughout the region by providing self-contained accommodation for its workforce. We aim to avoid placing strain on the limited hotel and tourism infrastructure in Qaqortoq and the surrounding region, thereby supporting the local tourism economy alongside mining development. We intend to moor the vessel adjacent to the Tanbreez Project to support site operation, which is subject to approval from the Government of Greenland. By integrating accommodation and transport into a single maritime platform, CRML expects to improve logistical efficiency associated with remote Arctic operations, enhance workforce safety, improve operational efficiency, and support the timely execution of project development activities.

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

Overview

The Wolfsberg Project lithium deposit was discovered and explored by Minerex between 1981 and 1987. Minerex completed a preliminary feasibility study but, as lithium demand and its price at that time did not support the development of a fully-fledged mine, the project was terminated. The project passed through a number of ownerships before being acquired by the present owners European Lithium. As of June 30, 2026, the book carrying value of the Wolfsberg Project was USD$39.8 million (Euro 34.9 million), as set forth in our historical audited consolidated financial statements included elsewhere in this Annual Report, and was free of any encumbrances.

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

The Wolfsberg Project area is characterized by a sequence of mica schists and amphibolites, into which the spodumene-bearing pegmatite veins have intruded. The Wolfsberg Project areas occur within the Koralpe anticline and within its northern slopes (referred to herein as “Zone 1”), the strata uniformly strike west-northwest to east-southeast and dip to the north-northeast. The southern limb of the anticline (referred to herein as “Zone 2”) dips to the south-southwest and is also a host to a number of spodumene-bearing pegmatites. The pegmatites in Zone 1 comprise a series of parallel spodumene-bearing pegmatite veins striking NW-SE and dipping at approximately 60° to the northeast. Dependent on their host rock, the pegmatites have been subdivided into an amphibolite hosted pegmatite (“AHP”) and mica schist hosted pegmatite (“MHP”). The MHP lack the typical features and textures of pegmatites and almost all of the original pegmatite minerals are completely recrystallized to produce a fine-grained gneissic texture. The AHP displays the primary pegmatitic textures with a slight metamorphic overprint and greyish to locally greenish spodumene crystals, ranging from 2-3 centimeters long, which are more or less homogeneously distributed in a fine-grained matrix of feldspars and quartz and are aligned sub-parallel to the pegmatite contacts. The spodumene content of the MHP is considerably lower than that of the AHP, which averages approximately 15 wt% by volume, but the bulk mineralogy is otherwise the same.

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

The Wolfsberg Project area is located in Carinthia, the southernmost province (State) of Austria, which is almost adjacent to the state border with Styria, and is located approximately 20 kilometers east of the town of Wolfsberg and approximately 270 kilometers to the southwest of Vienna. The approximate geographic coordinates for the area are 46º 50’11”N latitude 14º 59’17”E longitude. The terrain is primarily mountainous, with dense commercial forestry in the surrounding area.

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

The Wolfsberg Project is accessed from the town of Wolfsberg to the west via surfaced road for 18 kilometers and forest unsurfaced road for two kilometers or from the town of Deutschlandsberg in Styria to the east via surfaced road for 26 kilometers. Road access to the project site is maintained year-round with routine clearance during the winter to keep the Wolfsberg - Deutschlandsberg road open and maintain access to the Weinebene ski resort, which is adjacent to the mine property.

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

History

Between 1981, when it was discovered, and 1987, the Wolfsberg Project was the focus of extensive exploration work by the original owners, Minerex, an Austrian Government company. During this time, Minerex completed exploration work that comprised initial surface geology mapping along with 9,940 cubic meters of surface trenches and a diamond drilling program totaling 12,012 meters collared from surface. In 1985, an underground exploration program was undertaken that included the development of a decline from the surface from the northern side of Brandrücken Mountain through the amphibole schist to provide access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling and an additional decline was driven to access the veins in the mica schist. In all, 1,389 meters of underground development was mined. A diamond drilling campaign of 4,715 meters was undertaken from underground to effectively infill the surface drilling to about 50-meter intervals in the eastern part of Zone 1. In 1987, Minerex undertook a pre-feasibility study, however, due to the then current lithium prices and the revaluation of the Austrian Schilling to the US Dollar, this study concluded that the Wolfsberg Project did not meet the investment criteria to continue to develop the project. As a result, in 1988, the Austrian Government decided not to develop the Wolfsberg Project and Minerex was closed.

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

Mining licenses are granted by the Mining Authority for Grubenmaße, which is a rectangular surface area of 48,000 meters squared. In order to obtain such license, the applicant must demonstrate that the deposit is workable and that mining will be economically feasible. This is done by the submission of detailed data followed by an oral hearing on-site. A maximum of sixteen Grubenmaße licenses may be granted to one applicant, and the total area is called Grubenfeld. The holder of a Grubenmaße mining license is obliged to commence mining operations within two years in at least one Grubemaß and mining has to be performed during at least four months per year.

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

In 2016, underground drilling program of seven drill holes was undertaken by the contractor Swietelsky Tunnelbau GmbH & Co KG, using a Sandvik DE130 hydraulic core drill rig with a 50 millimeter diamond coring bit and 3-meter length standard coring tube. The total length of the seven drill holes was 829.6 meters with the aim of twinning a number of the Minerex drill holes. Site surveys were conducted by an external licensed surveyor, using a total station instrument Leica 1600 with standard accuracies of ±2 millimeter per kilometer. All coordinates were reported within the Austrian National Grid - MGI/Austria Gauss-Kruger (GK) Central - EPSG: 31255.

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

The following table contains a summary of our mineral resource estimate, which contains no changes from our mineral resource estimates disclosed as of June 30, 2025. The mineral resource estimate is reported on 100% ownership basis. No Mineral Reserves were estimated for the Wolfsberg Project. The mineral resource estimate was constrained based on drilling data. The mineral resource is reported at a 0.2% Li2O grade cut-off and 0.5 meter thickness cut-off. A constant bulk density value of 2.73 metric tons is applied to pegmatite volumes to estimate tonnage.

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

Feasibility Studies

In April 2018, EUR completed a prefeasibility study (the “PFS”) with respect to the Wolfsberg Project. The PFS was prepared in accordance with the reporting requirements of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). In March 2023, EUR completed a definitive feasibility study (the “March 2023 DFS”) with respect to the Wolfsberg Project, which was also prepared in accordance with the JORC Code. The PFS and the March 2023 DFS were conducted by EUR, and as a result were not prepared in accordance with Item 1300 of Regulation S-K, as promulgated by the SEC.

The Wolfsberg Technical Report Summary, which is included as an exhibit to this Annual Report, was prepared in accordance with Item 1300 of Regulation S-K, as promulgated by the SEC. No changes to the Wolfsberg Technical Report Summary, including information related to the Company’s mineral resources disclosed therein, were made as a result of the completion of the March 2023 DFS. Please see “Description of the Wolfsberg Project—Mineral Resources” for a discussion of the Company’s mineral resources. For more information regarding the assumptions and parameters used to estimate mineral resources on the Wolfsberg Project, please read the Wolfsberg Technical Report Summary.

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

In the second quarter of 2023, we conducted a complex work program to prepare a comprehensive application for pre-assessment of the environmental impact assessment determination procedure. On December 2, 2024, the Wolfsberg Project received a decree from the Carinthian state government in Austria stating that an environmental impact assessment determination procedure was not required at full industrial and procedural scale, due to the advanced and final feasibility stage demonstrating small footprint and low environmental impact in accordance with local and international standards/regulations. However, in 2025, the decree was appealed by third parties not related to the project in the Austrian administrative court. The administrative court has delegated the decision back to the issuing authority at the state of Carinthia for reassessment. We have filed an appeal to this decision at the administrative court, and the matter is now assigned to the federal court and remains ongoing as of the date of this Annual Report.

Hydrogeology

The Company’s geological consultant, GEO Unterweissacher GmbH, continues to manage its hydrogeology monitoring program by ensuring in-hole hydrogeological test work has been completed appropriately and can continue in the future. Data from this process is fed into a water measuring database from which an annual report is produced.

Previous Offtake Agreement with BMW AG

In December 2022, we entered into a long-term offtake agreement with BMW, which was conditioned upon the successful start of commercial production at the Wolfsberg Project and full product qualification and certification. On June 5, 2024, pursuant to the offtake agreement, BMW made an advance payment of US$15.0 million to us, which was secured by the bank guarantee at Citi New York and was subject to be repaid through equal setoffs against battery grade lithium hydroxide delivered to BMW. The advance payment was not freely accessible by CRML. On August 17, 2026, we agreed with BMW to terminate the offtake agreement and return the advance payment to BMW. We and BMW intend to continue discussions regarding future potential opportunities and areas of cooperation with respect to the Wolfsberg Project.

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

Under the Shareholders Agreement, Arabian New Energy Company (“NewCo”) will be established and seek to have the exclusive right to purchase spodumene mined from the current resource at the Wolfsberg Project (Zone 1). NewCo is expected to be incorporated after successful registration and approval from the Kingdom of Saudi Arabia regulatory authorities. Additionally, and subject to the successful commissioning of the hydroxide processing plant, the Wolfsberg Project Zone 1 will sell the lithium spodumene concentrate to NewCo over the life of the current resources of the Wolfsberg Project a reduced rate, with a floor and ceiling price, subject to final agreement of the Company and Obeikan. The Company and Obeikan will also establish a Development Committee for the purpose of jointly collaborating on all key decisions in relation to the development of the hydroxide processing plant.

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

We can give no assurance that the Joint Venture will be successful, that the lithium hydroxide plant will be completed on time or at all or that our expectations with respect to the Joint Venture will ultimately be realized. Further, any agreements or arrangements between the Company, ELAT and the joint venture in the future, including such agreements or arrangements described above, will be subject to approval by the Company’s Board of Directors at such time and compliance with its related person transactions policy. See “Related Person Transactions—Related Person Transactions Policy.”

DESCRIPTION OF Proposed AcquIsition of EUROPEAN LITHIUM

Overview of the Transaction

EUR is our largest shareholder and has been our strategic partner since before the closing of our Business Combination in February 2024, when EUR contributed the Wolfsberg Project and related Austrian lithium assets to the Company. EUR is an Australian public company limited by shares, listed on the ASX under the ticker “EUR,” and, as described further below, EUR also holds interests in the Tanbreez Project, the Weinebene Project and the Eastern Alps Project.

On May 18, 2026, we entered into a Scheme Implementation Deed with EUR (as amended and restated on July 3, 2026 and further amended and restated by a Second Deed of Amendment and Restatement dated August 19, 2026, the “Scheme Implementation Deed”), pursuant to which we agreed to acquire all of the issued shares and listed options of EUR by way of two interdependent schemes of arrangement - a share scheme in respect of EUR’s ordinary shares (the “Share Scheme”) and an option scheme in respect of EUR’s listed options (the “Option Scheme,” and together with the Share Scheme, the “Schemes,” and the transactions contemplated by the Scheme Implementation Deed, the “Transaction”). If completed, the Transaction will result in EUR becoming a wholly owned subsidiary of the Company and EUR being delisted from the ASX.

On August 26, 2026, a draft copy of the explanatory statement in connection with the Schemes (the “Scheme Booklet”) was lodged with the Australian Securities and Investments Commission (“ASIC”) for its review. On September 15, 2026, the Supreme Court of Western Australia made orders under section 411(1) of the Australian Corporations Act directing EUR to convene meetings of its shareholders and optionholders to consider and vote on the Schemes (the “Scheme Meetings”), and approving the dispatch of the Scheme Booklet to EUR securityholders. EUR has also convened a general meeting of its shareholders to be held immediately before the Scheme Meetings, at which shareholders will be asked to consider resolutions under Chapter 2E of the Australian Corporations Act. Implementation of each Scheme is conditional on those resolutions being approved. As of the date of this Annual Report, the Scheme Booklet has been registered with ASIC and is expected to be dispatched to European Lithium securityholders on or around September 22, 2026. The general meeting and the Scheme Meetings are scheduled to be held on Thursday, October 22, 2026 in West Leederville, Western Australia.

Subject to the satisfaction or waiver (where applicable) of the remaining conditions precedent, including the requisite approvals of EUR shareholders and optionholders and the approval of the Supreme Court of Western Australia, the Schemes are expected to be implemented in early the fourth quarter of 2026.

The shares of Critical Metals to be issued in the Transaction are expected to be issued pursuant to and in accordance with an exemption from registration of the Securities Act of 1933 provided by Section 3(a)(10) of the Securities Act. No vote or approval by the shareholders of Critical Metals is required in connection with the Transaction.

Consideration and Exchange Ratio

Under the Scheme Implementation Deed, EUR shareholders will receive our ordinary shares in exchange for their EUR shares at a floating exchange ratio subject to a collar (the “Exchange Ratio”). The Exchange Ratio is calculated by reference to the volume-weighted average price of our ordinary shares on Nasdaq over the 20 consecutive trading days ending on the second trading day before the relevant EUR shareholder meeting (the “Scheme VWAP”). If the Scheme VWAP is equal to or less than US$8.00 (the “Floor Price”), the Exchange Ratio will be fixed at the maximum of 0.045 of our ordinary shares for each EUR share. If the Scheme VWAP is equal to or greater than US$16.00 (the “Ceiling Price”), the Exchange Ratio will be fixed at the minimum of 0.025 of our ordinary shares for each EUR share. Between the Floor Price and the Ceiling Price, the Exchange Ratio adjusts on a straight-line basis between 0.045 and 0.025. Consideration payable in respect of EUR’s listed options, unlisted options and performance rights will be calculated by reference to the Exchange Ratio.

Following implementation of the Schemes, CRML expects that EUR’s cross-shareholding in CRML will continue to be held by EUR and that the rights attaching to the cross-shareholding (including voting rights and entitlements to dividends and distributions) will be suspended by operation of an amendment to CRML’s articles of association. In addition, CRML’s obligations to issue the earnout shares to EUR under the Merger Agreement will be extinguished, subject to and conditional upon the Schemes becoming effective.

Conditions to Completion

Completion of the Transaction is subject to a number of conditions precedent customary for a transaction of this nature, including, among others:

●	approval of the Share Scheme and the Option Scheme by the requisite majorities of EUR shareholders and option holders at scheme meetings, including satisfaction of the statutory “headcount test;”

●	approval of the Schemes by the Federal Court of Australia;

●	satisfaction of a minimum cash condition with respect to the EUR Group’s net cash position as of a measurement date shortly before implementation (the “Minimum Cash Condition”), which is affected by, among other things, the status of EUR’s proposed investment in or acquisition of Velta Holdings US Inc. (“Velta”) and any related secured loans EUR has advanced or may advance to Velta;

●	the absence of any EUR Material Adverse Change (as defined in the Scheme Implementation Deed) or any prescribed event or occurrence specified in the Scheme Implementation Deed;

●	the accuracy in all material respects of EUR’s representations and warranties as of the relevant dates; and

●	other customary regulatory and third-party consents and approvals.

The Scheme Implementation Deed contains customary interim operating covenants that require EUR to conduct the EUR Group’s business in the ordinary course pending completion, including restrictions on EUR’s ability to incur indebtedness, dispose of material assets, make acquisitions, enter into related-party transactions, or complete the proposed Velta Acquisition, in each case without our consent.

Termination and Reimbursement Fees

The Scheme Implementation Deed may be terminated by either party in certain circumstances, including if the Transaction has not completed by December 31, 2026 (subject to extension by written agreement of the parties, the “End Date”), if a condition precedent is not satisfied or waived, or upon the occurrence of certain other events specified in the Scheme Implementation Deed. The Scheme Implementation Deed provides for the payment of a reimbursement fee of US$12 million by EUR to us if the Transaction is not completed in certain specified circumstances (the “Reimbursement Fee”), and a reverse reimbursement fee of US$12 million payable by us to EUR if the Transaction is not completed in certain other specified circumstances (the “Reverse Reimbursement Fee”).

Governance During the Pendency of the Transaction

Anthony Sage, Malcolm Day and Mykhailo Zhernov serve as directors of both the Company and EUR. Consistent with customary practice for a transaction involving common directors, the Scheme Implementation Deed was negotiated and is being overseen, on our side, by a Special Committee of our Board of Directors consisting solely of directors who do not also serve as directors of EUR, and, on EUR’s side, by an independent board committee of EUR directors who do not also serve as directors of the Company. For additional information regarding our Special Committee, see Item 6.C., “Board Practices.”

For further information regarding the risks relating to the Transaction, see Item 3.D., “Risk Factors—Risks Related to the Proposed Acquisition of European Lithium.”

Description of European Lithium’s Business

Overview

EUR is an Australian public company listed on the ASX that is focused on the exploration and development of lithium and other critical mineral projects in Austria, and, through its 7.5% interest in Tanbreez Mining Greenland A/S, in rare earth elements in Greenland. EUR has been our strategic partner and largest shareholder since before the closing of our Business Combination, and its historical activities are the source of much of our existing project portfolio. Because EUR’s business and share price performance may affect the terms and timing of the transactions contemplated by the Scheme Implementation Deed (the “Transaction”) described above, and because we expect EUR’s remaining assets and liabilities to become part of our business if the Transaction is completed, we describe EUR’s principal assets, corporate structure and recent developments below.

Corporate History and Structure

EUR traces its history to ECM Lithium AT GmbH, which acquired the Wolfsberg Project in 2011. Following a series of corporate reorganizations, including a 2016 reverse takeover of the ASX-listed Paynes Find Gold Limited, EUR became the ASX-listed parent of the group that held the Wolfsberg Project and related Austrian lithium assets. EUR contributed the Wolfsberg Project and related assets to us at the closing of our Business Combination in February 2024 in exchange for 67,788,383 ordinary shares, as well as the right to receive an additional 6,778,838 ordinary shares from us under certain earnout conditions set forth in the Merger Agreement. Half of the earnout shares are issuable if the volume weighted average price of our ordinary shares trades above $15 per share, and the other half are issuable if the price trades above $20 per share, in each case for any 20 trading days in any 30-day trading days during a five-year period after the closing. The earnout shares are also eligible to be issued, if not already paid, if during this period a change of control occurs in which the consideration per share would meet these thresholds for issuance of the earnout shares.

EUR’s Remaining Assets

Following the closing of our Business Combination, EUR’s remaining principal assets consist of: (i) its approximately 7.5% retained interest in Tanbreez Mining Greenland A/S, which owns the Tanbreez Project, as described under “Description of the Tanbreez Project” elsewhere in this Annual Report; (ii) its remaining interests, if any, in the Weinebene Project and the Eastern Alps Project, both located in Carinthia, Austria in proximity to the Wolfsberg Project, in which the Company separately holds a 20% interest as described under “The Weinebene and Eastern Alps Projects” elsewhere in this Annual Report; and (iii) EUR’s corporate cash, receivables and other working capital assets, including amounts advanced or to be advanced to Velta under the Velta Loans described below.

Velta Holdings US Inc.

EUR has proposed to invest in, fund (by loan, equity or otherwise) or acquire all of the issued and outstanding share capital of Velta Holdings US Inc. (“Velta,” and such proposed transaction, the “Velta Acquisition”). Pending completion of the Velta Acquisition, EUR (or another member of the EUR Group) may advance secured loans to Velta (the “Velta Loans”), the outstanding principal amount of which is taken into account, up to an agreed permitted balance of US$31 million, in calculating whether the Minimum Cash Condition to the Transaction described above has been satisfied. Under the Scheme Implementation Deed, EUR has agreed to keep us reasonably informed of material developments relating to the Velta Acquisition and has agreed not to complete, terminate, abandon, or vary the terms of the Velta Acquisition, or enter into any definitive agreement with Velta, without our consent. We cannot assure you as to the outcome or timing of the Velta Acquisition or the extent to which it will affect the assets, liabilities or cash position of the EUR Group that we would acquire if the Transaction is completed.

Capital Structure and Recent Capital Activity

EUR’s ordinary shares and listed options are traded on the ASX. EUR announced an on-market buyback of its ordinary shares on April 1, 2026. Under the Scheme Implementation Deed, EUR has agreed not to make any further purchases under, or otherwise implement, that buy-back program during the period from the date of the Scheme Implementation Deed until completion of the Transaction, without our consent. EUR has also agreed, without our consent, not to issue further securities, incur additional indebtedness outside the ordinary course, or otherwise alter its capital structure pending completion of the Transaction.

Regulatory Status and Legal Proceedings

As of the date of this Annual Report, EUR has represented to us that, to the best of its directors’ knowledge, no member of the EUR Group is subject to any material pending or threatened legal, administrative or arbitration proceedings or governmental investigation, and that the members of the EUR Group have complied in all material respects with applicable mining, environmental, health, safety and employment laws and hold all material licenses, environmental approvals, permits and other consents necessary to conduct their respective businesses as presently conducted. We have not independently verified these representations, and we cannot assure you that new information will not come to light, whether before or after completion of the Transaction, that is inconsistent with them.

DESCRIPTION OF OUR OTHER OPERATIONS IN AUSTRIA

The Weinebene and Eastern Alps Projects

The Company holds a 20% interest in the Eastern Alps Lithium Projects located in southern Austria (the “Eastern Alps Project) with the remaining 80% held by EV Resources GmbH (ASX: EVR) which were previously held by EUR prior to the closing of the Business Combination. On May 2, 2023, a deed of trust was executed whereby EVR held the 20% interest in the Projects in trust for the benefit of the Company. Under the terms of the deed of trust, nil consideration was paid by the Company in respect to this acquisition.

The Eastern Alps Project includes the Glanzalm-Ratzell-Poling and Millstätter Seerücken prospect areas which are located approximately 110 km west of Wolfsberg.

For the Eastern Alps exploration projects, EV Resources reported exploration sampling results in ASX Announcement dated 8 September 2022. Thirty-nine (39) rock chip samples were collected from outcropping pegmatites. In addition, mapping and structural measurements were taken to assess potential drill sites.

C.	Organizational Structure

The legal name of our company is Critical Metals Corp. and we are a BVI business company incorporated under the laws of the British Virgin Islands. We conduct our operations through our subsidiaries, which are listed below:

Name of Subsidiary	Country of Incorporation and Place of Business
European Lithium AT (Investments) Limited	British Virgin Islands
CM Sub Corp. (previously Sizzle Acquisition Corp.)	Delaware, United States
ECM Lithium AT GmbH	Austria
ECM Lithium AT Operating GmbH	Austria
Critical BTC LLC	Delaware, United States
Tanbreez Mining Greenland A/S	Greenland
Critical Metals Romania	Romania

D.	Property, Plant and Equipment

For more information, please see the sections of this Annual Report entitled “Description of the Tanbreez Project,” “Description of Our Other Operations in Greenland” and “Description of the Wolfsberg Project.”

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

Overview of Business

We are a mining exploration and evaluation company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its Western world partners. Our main efforts are focused on the advancement of the Tanbreez Project, of which we currently hold a 92.5% interest and which is located in southern Greenland. In addition, we are focused on the exploration and evaluation of the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna.

Our Business Strategy

Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our foundational assets are the Wolfsberg lithium assets in Austria and the Tanbreez rare earths deposit in Greenland. Our strategy involves developing a low cost, highly sustainable source of lithium hydroxide manufactured from spodumene concentrate, providing European battery and EV manufacturers improved continuity of supply, reducing their dependence on the battery supply from Chinese manufacturers, while also helping them meet their environmental commitments. In addition to the exploration and evaluation of the Wolfsberg Project and the Tanbreez Project, we expect to focus our efforts on rare earths and critical metals and minerals to produce strategic products essential for a transition to sustainable low carbon emission technologies for Europe and its western world partners. We believe this approach will allow us to become one of the most sustainable, cost-effective and strategic minerals suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

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

Recent Developments

The Proposed Acquisition of European Lithium Limited

Overview of the Transaction

EUR is our largest shareholder and has been our strategic partner since before the closing of our Business Combination in February 2024, when EUR contributed the Wolfsberg Project and related Austrian lithium assets to the Company. EUR is an Australian public company limited by shares, listed on the ASX under the ticker “EUR,” and, as described further below, EUR also holds interests in the Tanbreez Project, the Weinebene Project and the Eastern Alps Project.

On May 18, 2026, we entered into a Scheme Implementation Deed with EUR (as amended and restated on July 3, 2026 and further amended and restated by a Second Deed of Amendment and Restatement dated August 19, 2026, the “Scheme Implementation Deed”), pursuant to which we agreed to acquire all of the issued shares and listed options of EUR by way of two interdependent schemes of arrangement - a share scheme in respect of EUR’s ordinary shares (the “Share Scheme”) and an option scheme in respect of EUR’s listed options (the “Option Scheme,” and together with the Share Scheme, the “Schemes,” and the transactions contemplated by the Scheme Implementation Deed, the “Transaction”). If completed, the Transaction will result in EUR becoming a wholly owned subsidiary of the Company and EUR being delisted from the ASX.

On August 26, 2026, a draft copy of the explanatory statement in connection with the Schemes (the “Scheme Booklet”) was lodged with the Australian Securities and Investments Commission (“ASIC”) for its review. On September 15, 2026, the Supreme Court of Western Australia made orders under section 411(1) of the Australian Corporations Act directing EUR to convene meetings of its shareholders and optionholders to consider and vote on the Schemes (the “Scheme Meetings”), and approving the dispatch of the Scheme Booklet to EUR securityholders. EUR has also convened a general meeting of its shareholders to be held immediately before the Scheme Meetings, at which shareholders will be asked to consider resolutions under Chapter 2E of the Australian Corporations Act. Implementation of each Scheme is conditional on those resolutions being approved. As of the date of this Annual Report, the Scheme Booklet has been registered with ASIC and is expected to be dispatched to European Lithium securityholders on or around September 22, 2026. The general meeting and the Scheme Meetings are scheduled to be held on Thursday, October 22, 2026 in West Leederville, Western Australia.

Subject to the satisfaction or waiver (where applicable) of the remaining conditions precedent, including the requisite approvals of EUR shareholders and optionholders and the approval of the Supreme Court of Western Australia, the Schemes are expected to be implemented in early the fourth quarter of 2026.

The shares of Critical Metals to be issued in the Transaction are expected to be issued pursuant to and in accordance with an exemption from registration of the Securities Act of 1933 provided by Section 3(a)(10) of the Securities Act. No vote or approval by the shareholders of Critical Metals is required in connection with the Transaction.

Consideration and Exchange Ratio

Under the Scheme Implementation Deed, EUR shareholders will receive our ordinary shares in exchange for their EUR shares at a floating exchange ratio subject to a collar (the “Exchange Ratio”). The Exchange Ratio is calculated by reference to the volume-weighted average price of our ordinary shares on Nasdaq over the 20 consecutive trading days ending on the second trading day before the relevant EUR shareholder meeting (the “Scheme VWAP”). If the Scheme VWAP is equal to or less than US$8.00 (the “Floor Price”), the Exchange Ratio will be fixed at the maximum of 0.045 of our ordinary shares for each EUR share. If the Scheme VWAP is equal to or greater than US$16.00 (the “Ceiling Price”), the Exchange Ratio will be fixed at the minimum of 0.025 of our ordinary shares for each EUR share. Between the Floor Price and the Ceiling Price, the Exchange Ratio adjusts on a straight-line basis between 0.045 and 0.025. Consideration payable in respect of EUR’s listed options, unlisted options and performance rights will be calculated by reference to the Exchange Ratio.

Following implementation of the Schemes, CRML expects that EUR’s cross-shareholding in CRML will continue to be held by EUR and that the rights attaching to the cross-shareholding (including voting rights and entitlements to dividends and distributions) will be suspended by operation of an amendment to CRML’s articles of association. In addition, CRML’s obligations to issue the earnout shares to EUR under the Merger Agreement will be extinguished, subject to and conditional upon the Schemes becoming effective.

Conditions to Completion

Completion of the Transaction is subject to a number of conditions precedent customary for a transaction of this nature, including, among others:

●	approval of the Share Scheme and the Option Scheme by the requisite majorities of EUR shareholders and option holders at scheme meetings, including satisfaction of the statutory “headcount test;”

●	approval of the Schemes by the Federal Court of Australia;

●	satisfaction of a minimum cash condition with respect to the EUR Group’s net cash position as of a measurement date shortly before implementation (the “Minimum Cash Condition”), which is affected by, among other things, the status of EUR’s proposed investment in or acquisition of Velta Holdings US Inc. (“Velta”) and any related secured loans EUR has advanced or may advance to Velta;

●	the absence of any EUR Material Adverse Change (as defined in the Scheme Implementation Deed) or any prescribed event or occurrence specified in the Scheme Implementation Deed;

●	the accuracy in all material respects of EUR’s representations and warranties as of the relevant dates; and

●	other customary regulatory and third-party consents and approvals.

The Scheme Implementation Deed contains customary interim operating covenants that require EUR to conduct the EUR Group’s business in the ordinary course pending completion, including restrictions on EUR’s ability to incur indebtedness, dispose of material assets, make acquisitions, enter into related-party transactions, or complete the proposed Velta Acquisition, in each case without our consent.

Termination and Reimbursement Fees

The Scheme Implementation Deed may be terminated by either party in certain circumstances, including if the Transaction has not completed by December 31, 2026 (subject to extension by written agreement of the parties, the “End Date”), if a condition precedent is not satisfied or waived, or upon the occurrence of certain other events specified in the Scheme Implementation Deed. The Scheme Implementation Deed provides for the payment of a reimbursement fee of US$12 million by EUR to us if the Transaction is not completed in certain specified circumstances (the “Reimbursement Fee”), and a reverse reimbursement fee of US$12 million payable by us to EUR if the Transaction is not completed in certain other specified circumstances (the “Reverse Reimbursement Fee”).

Governance During the Pendency of the Transaction

Anthony Sage, Malcolm Day and Mykhailo Zhernov serve as directors of both the Company and EUR. Consistent with customary practice for a transaction involving common directors, the Scheme Implementation Deed was negotiated and is being overseen, on our side, by a Special Committee of our Board of Directors consisting solely of directors who do not also serve as directors of EUR, and, on EUR’s side, by an independent board committee of EUR directors who do not also serve as directors of the Company. For additional information regarding our Special Committee, see Item 6.C., “Board Practices.”

For further information regarding the risks relating to the Transaction, see Item 3.D., “Risk Factors—Risks Related to the Proposed Acquisition of European Lithium.”

Completion of Acquisition of Controlling Interest in Tanbreez

In April 2026, following approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, the Company issued 14,500,000 Ordinary Shares to Rimbal in exchange for an additional 50.5% interest in Tanbreez Mining Greenland A/S. As a result, the Company now owns 92.5% of Tanbreez. The remaining 7.5% stake in Tanbreez Mining Greenland A/S is owned by European Lithium.

Acquisition of 70% of Greenlandic company, 60 Degrees North ApS

In April 2026, the Company acquired a 70% stake in 60 Degrees North ApS, one of the largest enterprises in Qaqortoq, Southern Greenland. 60 Degrees North ApS has more than 100 employees on the ground in Qaqortoq, Southern Greenland who are engaged in a range of service business including drilling, construction, logistics, and transportation. Through 60 Degrees North, the Company will seek to expand its procurement and employment footprint locally in Greenland across a range of touchpoints, including technical services and construction.

Execution of REalloys Offtake Agreement

On May 24, 2026 the Company and REalloys entered into a definitive 15-year binding offtake agreement for up to 15% of the Company’s production from Tanbreez. Under the offtake agreement, REalloys will purchase 15% of Tanbreez’s annual rare earth concentrate production, with priority rights in respect of concentrate volumes containing elevated concentrations of the critical HREE dysprosium and terbium, together with a right of first refusal over additional volumes. Deliveries under the REalloys Offtake Agreement will be made FOB Tanbreez port in Southern Greenland, with pricing linked to international rare earth oxide benchmarks on an element-by-element basis. Commercial shipments are expected to commence following the start of production.

Acquisition of MV Ocean Endeavour

On June 30, 2026, the Company’s subsidiary, Tanbreez Mining Greenland A/S completed the acquisition of a shipping vessel named MV Ocean Endeavour. MV Ocean Endeavour is currently in dry dock for 2 months in order to add a heliport, incineration equipment, and other modifications that will allow it to serve as a floating base camp for the Tanbreez mine and its crew and staff as we seek to scale up operations. Tanbreez Mining Greenland has subcontracted to a third party to provide crew to operate the vessel, which had previously served as a cruise ship and as a floating venue to house Danish and NATO troops to protect Greenland from assault or invasion.

Other Letters of Intent

In the ordinary course of our business, we may enter into letters of intent, memorandums of understanding and similar agreements, which may or may not be binding on the parties. If such agreements are not binding, there is no guarantee that we will enter into a binding agreement on terms favorable to us or at all.

Ucore Letter of Intent

On August 26, 2025, we entered into a non-binding letter of intent with Ucore Rare Metals Inc. for a potential offtake agreement for up to 10,000 metric tons of rare earth concentrate from our Tanbreez Project, which represents approximately 10% of the Tanbreez Project’s initial projected production.

U.S. Export-Import Bank Letter of Interest

On June 16, 2025, the Company announced that it received a non-binding letter of interest from the U.S. Export-Import Bank. The letter of interest contemplates that U.S. Export-Import Bank could provide up to $120 million to be used by the Company to develop the Tanbreez Project. The letter of interest expired on June 14, 2026. An application for renewal is currently in progress, although there is no guarantee that the letter of interest will be renewed.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration and evaluation stage mining company focusing on the exploration and evaluation of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna, and the Tanbreez Project, which is located in Greenland. We have declared mineral resources on our Wolfsberg Project and our Tanbreez Project but we have not yet begun to extract any mineral from the property. The exploration and evaluation of the mineral deposits located at both projects involves a high degree of financial risk and uncertainty. We have not commenced production in connection with either the Wolfsberg Project or the Tanbreez Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	maintaining applicable permits with the relevant mining authorities in jurisdictions where we operate and obtaining any new permits as needed;

●	obtaining project financing and/or other sources of capital for the exploration and evaluation of the Wolfsberg Project and the Tanbreez Project;

●	the future development and construction of the mines and related facilities at the Wolfsberg Project and the Tanbreez Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2028 or 2029, subject to the outcome of the pending approval results of the environmental impact assessment process (please read “Business—Government Regulations—Permits”);

●	completion of the exploration and drilling program for the Tanbreez Project;

●	completion of the geological, geochemical, engineering studies, environmental impact assessment and socio-economic studies for the Tanbreez Project ;

●	conduct the work required to prepare the definitive feasibility study for the Tanbreez Project, which is expected to occur by mid-2027; and

●	satisfaction of the Greenland government’s extension of certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54), such as (i) submission of an exploitation and closure plans to the Greenland government by September 30, 2026, (ii) providing financial security and a company guarantee by March 31, 2027, and (iii) commencing the exploitation of minerals by September 30, 2029.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the necessary approvals for the Wolfsberg Project;

●	conduct geological, geochemical, engineering studies, environmental impact assessment and socio-economic studies for the Tanbreez Project ;

●	commence exploration activities in Zone 2 of the Wolfsberg Project;

●	continuing exploration activities at the Tanbreez Project;

●	enter into financing and project financing arrangements in connection with the further exploration and any future development of the Wolfsberg Project and Tanbreez Project; and

●	operate as a public company on the Nasdaq.

Please read “—Liquidity, Capital Commitments and Resources.”

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

Risks Associated with Future Results of Operations

For additional information on the risks associated with future results of operations, please see “Risk Factors—Risks Relating to the Company” including, but not limited to “—Risks Related to our Business and our Industry” and “—Risks Related to our Mining Operations.”

Presentation of Financial Information

Our audited financial statements for the three years ended June 30, 2026 were prepared in accordance with IFRS as issued by the IASB.

Statement of Financial Position

Financial Position as of June 30, 2026, and June 30, 2025

The following table summarizes our consolidated statement of financial position as of June 30, 2026 and 2025. All amounts are shown in U.S. dollars.

	June 30, 2026 $	June 30, 2025 $
ASSETS
Current Assets
Cash and cash equivalents	102,476,578	7,297,328
Other receivables	1,206,085	47,894
Prepaid expenses	938,440	962,902
Total Current Assets	104,621,103	8,308,124

Non-Current Assets
Restricted cash	15,359,960	15,470,178
Property and plant and equipment, net	16,755,765	2,016
Inventory, net	15,800,000	-
Deferred exploration and evaluation expenditure	343,957,052	39,712,591
Investment in equity accounted joint venture	7,423,067	107,856,418
Investment in equity-accounted associate	-	350,068
Rights of use asset	11,502	22,865
Total Non-Current Assets	399,307,346	163,414,136

TOTAL ASSETS	503,928,449	171,722,260

LIABILITIES
Current Liabilities
Trade and other payables	19,210,789	17,971,783
Provisions	106,392	27,454
Lease liability	6,244	11,870
Funding from related party	5,671,129	5,854,852
Warrants liability	95,067,012	40,919,123
Total Current Liabilities	120,061,566	64,785,082

Non-Current Liabilities
Funding from related party	803,955	-
Offtake prepayment	15,000,000	15,000,000
Lease liability	7,614	14,208
Total Non-Current Liabilities	15,811,569	15,014,208

TOTAL LIABILITIES	135,873,135	79,799,290

NET ASSETS	368,055,314	91,922,970

EQUITY
Share capital	629,774,711	197,732,356
Unissued Capital	45,734,183	45,734,183
Reserves	97,532,461	49,013,687
Accumulated deficit	(429,055,181)	(200,557,256)
Non controlling interests	24,069,140	-

TOTAL EQUITY	368,055,314	91,922,970

Assets

Total assets as of June 30, 2026, and June 30, 2025 were $503.9 million and $171.7 million, respectively, comprised primarily of exploration and evaluation in the Tanbreez Project and Wolfsberg Project ($344.0 million), cash ($102.5 million), property and plant and equipment ($16.8 million), inventory ($15.8 million) and advance payment from BMW received under the off-take agreement ($15.3 million). Please see the section entitled “Description of the Tanbreez Project” for a complete description of the Tanbreez Project and “Description of the Wolfsberg Project” for a complete description of the Wolfsberg Project.

Liabilities

Total liabilities as of June 30, 2026 and June 30, 2025 were $135.9 million and $79.8 million, respectively, primarily from the Company’s warrant liabilities ($95.1 million). Bank guarantee secured against the advance payment from BMW $15.0 million and trade payables arising from the ordinary course of business and costs associated with the Business Combination ($19.2 million).

Equity

Total equity as of June 30, 2026 and June 30, 2025 were $368.1 million and $91.9 million, respectively, primarily from the issue of securities by the Company, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations) adjusted for the non-controlling interest in the Tanbreez Project.

Components of Our Results of Operations

Other income

Our other income includes grants received for European Union projects which ECM Lithium is participating in and interest earned on cash funds.

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

Finance costs

Finance costs include impact of the initial recognition of the Company’s warrant liabilities, fees arising from the Company’s prior agreement with GEM, as well other bank fees, interest expense, interest expense on leased assets and other finance costs. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description and detailed breakdown of our finance costs.

Depreciation expenses

Depreciation expenses are primarily attributed to office equipment. See note 10 to our consolidated financial statements and audited consolidated financial statements included elsewhere in this annual report for a description of our depreciation expenses.

Depreciation expenses - leased asset

Depreciation expenses - leased asset relates to the lease of a vehicle at the Wolfsberg Project.

Merger expenses

Merger expenses relate to expenses associated with the Business Combination. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description of our merger expenses.

Listing Expenses

Our listing expenses (“Listing Expenses”) are related to the settlement with the financial advisors which assisted the Company with the Sizzle Business Combination. The amounts settled with these financial advisors were previously recognised as a contingent liability. See note 4 to our consolidated financial statements included elsewhere in this annual report for a description and details of our listing expenses.

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

Other expenses

Other expenses consist of smaller expenses not categorized elsewhere and local taxes.

A.	Results of Operations

Comparison of Years ended June 30, 2026, 2025 and 2024

The following table summarizes our consolidated results of operations for the fiscal year ended June 30, 2026, 2025 and 2024. All amounts are shown in U.S. dollars.

	June 30, 2026 $	June 30, 2025 $	June 30, 2024 $
Continuing operations
Other income	1,888,145	560,623	117,660
Foreign exchange (loss)/gain	190,100	(1,183,315)	41,715
Employee expenses and benefits	(42,169)	-	-
Consultants and professional services expenses	(10,618,428)	(12,338,201)	(1,383,645)
Travel and entertainment	(324,815)	(275,623)	(47,701)
Directors’ fees	(1,070,833)	(1,391,263)	(136,901)
Share based payments to directors and management	(65,994,203)	(30,566,894)	(608,156)
Compliance and regulatory fees	(1,792,127)	(746,676)	(426,325)
Administration expenses	(380,269)	64,009	(14,933)
Promotion, IR and PR expenses	(1,468,606)	(1,192,471)	(191,403)
Insurance	(1,653,497)	(2,073,232)	(773,820)
Finance costs	(14,986,995)	(466,099)	(29,828,866)
Depreciation expense	(19,443)	(1,088)	(6,642)
Depreciation expense - leased assets	(10,953)	(10,161)	(19,359)
Impairment of investment of equity-accounted associate, net of tax	(279,386)	-	-
Share of profit/(loss) of equity accounted associate, net of tax	(70,682)	6,829	(2,263)
Loss on disposal of fixed asset	-	(945)	-
Merger expenses	(2,535,670)	(3,000,000)	(9,373,737)
Listing expenses	(15,500,000)	-	(76,007,159)
Gain/(loss) on extinguishment of liability	(2,170,000)	235,350	-
Exploration expenditure expensed	(272,807)	(238,309)	(159,685)
Gain/(loss) on fair value of warrants	(120,872,053)	49,534	(20,623,381)
Gain on derecognition of warrants	10,918,539	-	-
Share of profit of equity accounted joint venture, net of tax	(1,054,949)	701,978	-
Other expenses	(122,668)	(5,869)	(1,603)
Loss before income tax	(228,243,769)	(51,871,823)	(139,446,204)
Income tax expense	-	-	-
Loss after tax	(228,243,769)	(51,871,823)	(139,446,204)

Other comprehensive income, net of income tax
Items that will or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(9,082,726)	4,684,120	(820,433)
Other comprehensive (loss)/profit for the year, net of income tax	(9,082,726)	4,684,120	(820,433)

Total comprehensive (loss) for the year	(237,326,495)	(47,187,703)	(140,266,637)

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Other Income

Other income increased $1,327 thousand, or 237%, to $1,888 thousand for the year ended June 30, 2026 compared to $560 thousand for the year ended June 30, 2025 due to receipt of interest income on bank account as a result of a higher cash balance during the year.

Foreign exchange

Foreign exchange decreased $1,373 thousand, or 116%, to a $190 thousand gain for the year ended June 30, 2026 compared to a $1,183 thousand loss for the year ended June 30, 2025.

Consultants expenses

Consultants expenses decreased $1,720 thousand, or 14%, to $10,618 thousand for the year ended June 30, 2026 compared to $12,338 thousand for the year ended June 30, 2025, primarily due to reduced fees on legal consultants.

Travel and Entertainment

Travel and Entertainment increased by $49 thousand, or 18%, to $325 thousand for the year ended June 30, 2026 compared to $275 thousand for the year ended June 30, 2025, primarily due to increased travel to Greenland. Travel and Entertainment is primarily attributable to the increase travel due to increased business activities.

Directors Fees

Directors fees decreased by $320 thousand, or 23%, to $1,070 thousand for the year ended June 30, 2026 compared to $1,391 thousand for the year ended June 30, 2025.

Share Based Payments

Share based payments increased by $35,427 thousand, or 116%, for the year ended June 30, 2026 compared to $30,567 thousand for the year ended June 30, 2025 and were related to the share grants to the Company’s directors and executives and senior management. Value of such grants is directly linked to the Company’s share price which has increased significantly since June 30, 2025.

Compliance and Regulatory Fees

Compliance and regulatory fees increased by $1,045 thousand, or 140%, for the year ended June 30, 2026 compared to $747 thousand for the year ended June 30, 2025 and were attributable to the Company’s compliance with the securities laws and regulations in the United States and the other jurisdictions in which the Company operates.

Administrative Expenses

Administrative expenses increased by $444 thousand, or 694%, to $380 thousand for the year ended June 30, 2026 compared to $64 thousand credit for the year ended June 30, 2025 primarily due to website and other general administration costs.

Promotion, IR, and PR Expenses

Promotion, IR and PR expenses increased by $276 thousand, or 23%, to $1,468 thousand for the year ended June 30, 2026, compared to $1,192 thousand for the year ended June 30, 2025.

Insurance

Insurance expenses decreased by $420 thousand, or 20%, to $1,653 thousand for the year ended June 30, 2026, compared to $2,073 thousand for the year ended June 30, 2025, primarily due to reduced premiums on insurance policies in place during the year.

Finance Costs

Finance costs increased $14,521 thousand, or 3,115%, to $14,986 thousand for the year ended June 30, 2026 compared to a $466 thousand expense for the year ended June 30, 2025. The increase is due to settlement of amount with GEM and the issue of warrants to brokers as part of the PIPE raisings, which happened in the current fiscal year.

Depreciation

Depreciation expense on fixed assets increased by $18 thousand, or 1,687%, to $19 thousand for the year ended June 30, 2026 compared to $1 thousand for the year ended June 30, 2025 primarily due to an increased balance of fixed assets during the year.

Impairment of investment of equity accounted associate

An impairment expense of $279 thousand was recognised during the year, an increase of 100% from a nil amount for the year ended June 30, 2025 in respect to the Company’s investment in EV Resources GmbH.

Share of profit/(loss) of equity accounted associate

Share of loss of equity accounted associate was $71 thousand for the year ended June 30, 2026 compared to a profit of $7k for the year ended June 30, 2025 which was associated with the share profit/loss of the Company’s 20% interest in EV Resources GmbH.

Merger Expenses

Merger expenses were $2,535 thousand for the year ended June 30, 2026 compared to $3,000 thousand for the year ended June 30, 2025.

Listing Expenses

Listing Expenses was $15,500 thousand for the year ended June 30, 2026, compared to nil for the year ended June 30, 2025. Listing Expenses is primarily attributable to costs of the shares issued as part of the business combination recognized during the year ended June 30, 2024 previously disclosed as a contingent liability.

Gain/(loss) on extinguishment of liability

Loss on extinguishment of liability was $2,170 thousand for the year ended June 30, 2026 compared to a gain of $235 thousand for the year ended June 30, 2026 which was associated with the difference of the fair value of shares based on the date of issue.

Exploration expenditure expensed

Exploration expenditure expensed was $273 thousand for the year ended June 30, 2026 compared to $238 thousand for the year ended June 30, 2025 associated with expenses related to the establishment of Critical Metals Romania and the Obeikan joint venture.

Gain/(loss) on Fair Value of Warrants

Loss on fair value of warrants was $120,872 thousand for the year ended June 30, 2026, compared to a gain on fair value of warrants of $49 thousand for the year ended June 30, 2025. Gain/(loss) on fair value of warrants is primarily attributable to change in fair value of warrants accounted for as financial liabilities.

Gain on derecognition of Warrants

Gain on derecognition of warrants was $10,918 thousand for the year ended June 30, 2026, compared to nil during the year ended June 30, 2025.

Share of net profits of Joint Venture accounting for using the equity method

The share of net profits of joint venture in respect to the Tanbreez Project up to the point of consolidation was $1,055 thousand loss for the year ended June 30, 2026.

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

Share of net profits of Joint Venture accounting for using the equity method

The share of net profits of joint venture in respect to the Tanbreez Project was $702 thousand for the year ended June 30, 2025.

B.	Liquidity and Capital Resources

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the Tanbreez Project, the Wolfsberg Project and for general business expenses. As of June 30, 2026, June 30, 2025 and June 30, 2024, we had approximately $102.5 million, $7.3 million and $1.3 million, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to continue to increase materially in the near future as we seek to continue evaluation and exploration of the Wolfsberg Project and the Tanbreez Project. Our actual future capital requirements will depend on many factors, including the results of our DFS related to the Tanbreez Project and other studies, the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. Our near-term capital requirements with respect to the Tanbreez Project are expected to include, but not be limited to, mineral exploration and various test work, including metallurgical test work, engineering, geological and logistics studies, socio economic, community and environmental impacts assessments, and construction of roads and operational camps and sites. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

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

We expect that our strategic collaboration with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project will be beneficial to us, as it would reduce our future costs to build and operate a lithium hydroxide plant on our own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by us. Please read “Business—Overview of our Projects—The Wolfsberg Project—Strategic Collaboration between EUR and Obeikan Investment Group.”

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

On October 6, 2025, we entered into a securities purchase agreement with an accredited investor pursuant to which we issued and sold 5,000,000 Ordinary Shares and a warrant to purchase 10,000,000 Ordinary Shares for aggregate gross proceeds of $35,000,000. The warrant has an exercise price of $7.00 per share (subject to adjustment) and will expire on October 5, 2031.

On October 16, 2025, we entered into a securities purchase agreement with an accredited investor pursuant to which we issued and sold 1,470,000 Ordinary Shares and a pre-funded warrant to purchase 1,560,303 Ordinary Shares for aggregate gross proceeds of $50,000,000. As of June 30, 2026, the pre-funded warrants have been exercised in full.

On April 21, 2026, we entered into securities purchase agreements with certain accredited investors pursuant to which the Company issued and sold 5,999,998 Ordinary Shares for aggregate gross proceeds of $59,999,980.

On February 7, 2025, we entered into securities purchase agreements with certain accredited investors pursuant to which we issued and sold 4,910,000 Ordinary Shares and warrants to purchase 4,910,000 Ordinary Shares for aggregate gross proceeds of $24,550,000. The warrants have an exercise price of $7.00 per share (subject to adjustment) and will expire on February 7, 2029.

On June 16, 2025, we announced that we received a non-binding letter of interest from the U.S. Export-Import Bank. The letter of interest contemplates that U.S. Export-Import Bank could provide up to $120 million to be used by us to develop the Tanbreez Project. The letter of interest expired on June 14, 2026. An application for renewal is currently in progress, although there is no guarantee that the letter of interest will be renewed.

On May 27, 2025 we received funds of $2 million from the exercise of private warrants held by certain investors.

Contractual and Other Obligations

Commitments

Wolfsberg Lithium Project

The DFS is currently work in progress due to the substantial changes of the lithium products prices, increased planned production volumes of lithium hydroxide and plans to build and operate the plant in the Kingdom of Saudi Arabia as a part of newly formed joint venture with Obeikan. Additional studies for the costs optimization of are expected to be completed in the near future. Future capital requirements for the development and construction of the Wolfsberg Project are dependent on a number of factors as outlined elsewhere in this Annual Report and are expected to be financed primarily through a project financing arrangement in the future. Please read “—Timing of Current Projects and Future Geographic and Product Expansion” and “—Liquidity, Capital Commitments and Resources.”

Tanbreez Project

Completion of the exploration and drilling program for the Tanbreez Project is currently in progress, with work on the DFS for a 500,000 metric tonnes per annum mining and processing operation at the Tanbreez Project also underway. Future capital requirements for the development and construction of the Tanbreez Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future. Please read “—Timing of Current Projects and Future Geographic and Product Expansion” and “—Liquidity, Capital Commitments and Resources.”

Related Party Capital Contributions

Following completion of the business combination, EUR has continued to provide financial support to the Company. As at June 30, 2026, the amount owing was $5,671,129, compared to $5,854,852 as at June 30, 2025

For more information regarding our related party transactions, see the section of this annual report entitled “Related Party Transactions—The Company’s Related Person Transactions”, and see Note 10 “Related Party Transactions” to our interim period unaudited consolidated financial statements and Note 29 “Related Party Disclosure” to our audited financial statements, included elsewhere in this annual report.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	June 30, 2026 $	June 30, 2025 $	June 30, 2024 $
Cash flows from operating activities
Payments to suppliers and employees	(29,308,138)	(7,448,892)	(2,596,997)
Interest received from bank accounts	1,880,176	56,001	-
Finance costs	(9,786)	(8,031)	-
Grants received	7,969	98,722	75,322
VAT refund received/(paid)	500	49,895	7,027
Tax paid	-	-	(658,472)
Merger expenses paid	(2,241,109)	(7,244,846)	(11,949,234)
Net cash (used in) operating activities	(29,670,388)	(14,497,151)	(15,122,354)

Cash flows from investing activities
Payment for property, plant and equipment	(9,788,334)	(2,076)	-
Payments for exploration and evaluation	(3,162,601)	(1,040,142)	(1,068,572)
Investment in joint venture	(20,102,578)	(5,268,316)	(5,000,000)
Investment in Obeikan joint venture	(272,807)	(384,685)	-
Investment in 60 North Greenland ApS	(5,423,067)	-	-
Cash at acquisition of Tanbreez	1,762,010	-	-
Cash at acquisition of Sizzle merger	-	-	9,835,289
Net cash provided by (used in) investing activities	(36,987,377)	(6,695,219)	3,766,717

Cash flows from financing activities
Cash from the issue of shares	144,999,998	24,550,000	1,060,938
Cash from the exercise of warrants for shares	23,421,154	2,709,251	6,170,683
Payment for share issue costs	(5,100,000)	(1,643,000)	-
Transfer of cash from unrestricted to restricted	(68,673)	-	(15,000,000)
Cash received in respect of offtake prepayment	-	-	15,000,000
Funding from related party	(54,251)	1,585,995	4,234,254
Proceeds from capital contributions	-	-	1,127,417
Repayment of lease liability	(13,845)	(12,567)	(24,483)
Net cash provided by financing activities	163,184,383	27,189,679	12,568,809

Net increase/(decrease) in cash and cash equivalents	96,526,618	5,997,309	1,213,172
Cash and cash equivalents at beginning of year	7,297,328	1,259,242	137,451
Effects on exchange rate fluctuations on cash held	(1,347,368)	40,777	(91,381)
Cash and cash equivalents at end of year	102,476,578	7,297,328	1,259,242

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by operating expenses and the payment of expenses in respect to the Wolfsberg Project and Tanbreez Project.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the years ended June 30, 2026, 2025 and 2024, we incurred Net Losses of $228.2 million, $51.9 million and $139.5 million, respectively. Our Net cash used in operating activities was $29.7 million for the year ended June 30, 2026, $14.5 million for the year ended June 30, 2025 and $15.1 million for the year ended June 30, 2024. The $95.2 million increase in cash from June 30, 2025 to June 30, 2026 was primarily due to receipt of funds from the PIPE transactions described below and the exercise of options.

Cash Flows from Investing Activities

Our net cash from investing activities for the year ended June 30, 2026, was $37.0 million deficit representing primarily in the payments for exploration and evaluation of the Tanbreez Project and Wolfsberg Project compared to net cash used in investing activities of $6.7 million deficit during the years ended June 30, 2025 and surplus of $3.8 million during the year ended June 30, 2024 representing primarily cash inflows from closing of Business Combination.

Cash Flows from Financing Activities

Net cash provided by financing activities during the years ended June 30, 2026, 2025 and 2024 was $163.2 million, $27.2 million and $12.6 million, respectively, primarily from funds raised from PIPE and receipt of funds upon the exercise of warrants.

PIPE Financing Transactions

2026

On October 6, 2025, the Company entered into a securities purchase agreement with an accredited investor pursuant to which the Company issued and sold 5,000,000 Ordinary Shares and a warrant to purchase 10,000,000 Ordinary Shares for aggregate gross proceeds of $35,000,000. The warrant has an exercise price of $7.00 per share (subject to adjustment) and will expire on October 5, 2031.

On October 16, 2025, the Company entered into a securities purchase agreement with an accredited investor pursuant to which the Company issued and sold 1,470,000 Ordinary Shares and a pre-funded warrant to purchase 1,560,303 Ordinary Shares for aggregate gross proceeds of $50,000,000. As of June 30, 2026 this warrant has been exercised in full.

On April 21, 2026, the Company entered into securities purchase agreements with certain accredited investors pursuant to which the Company issued and sold 5,999,998 Ordinary Shares for aggregate gross proceeds of $59,999,980.

2025

On February 7, 2025, the Company entered into securities purchase agreements with certain accredited investors pursuant to which the Company issued and sold 4,910,000 Ordinary Shares and warrants to purchase 4,910,000 Ordinary Shares for aggregate gross proceeds of $24,550,000. The warrants have an exercise price of $7.00 per share (subject to adjustment) and will expire on February 7, 2029.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Please read Item 3.D. “Risk Factors”, in Item 5.A. “Operating and Financial Review and Prospects—Factors that May Influence Future Results of Operations”, and in Item 5.C. “Liquidity and Capital Resources” of this Annual Report, which are incorporated by reference herein, for a discussion of trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Judgments

Exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether:

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

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro, the DKK and US Dollar has been determined as the functional currency of various entities within the Group, because the Euro and US Dollar is the currency that mainly influences labor, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

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

Deferred taxation

Potential future income tax benefits have not been brought to account at 30 June 2026 and 30 June 2025 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Asset Acquisition not Constituting a Business

In determining when an acquisition is determined to be an asset acquisition and not a business, significant judgement is required to assess whether the assets acquired constitute a business in accordance with IFRS 3. Under IFRS 3, a business is an integrated set of activities and assets that is capable of being conducted or managed for the purpose of providing a return, and consists of inputs and processes, which, when applied to those inputs, has the ability to create outputs. Management determined that the acquisition of Tanbreez Mining Greenland A/S was an asset acquisition.

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

Inventory

The key assumptions, which require the use of management judgement, are the variables affecting costs recognised in bringing the inventory to its location and condition for sale, estimated costs to sell and the expected selling price. These key assumptions are reviewed at least annually.

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

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by nonaffiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the closing of the business combination.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of June 30, 2026. The address for each of the directors and executive officers is Maples Corporate Services (BVI) Limited, Kingston Chambers Road Town, Tortola, British Virgin Islands.

Name	Age	Position(s)
Executive Officers
Tony Sage(3)	66	Chief Executive Officer, Executive Chairman and Director
Sergey Savchenko	58	Chief Financial Officer
John Thomas	62	General Counsel
Thomas McNamara	56	Director of Corporate Development & Investor Relations
Dietrich Wanke	63	President of European Operations
Directors
Michael Ryan(4)	66	Director
Malcolm Day(3)	61	Director
Michael Hanson(1)(2)(4)	57	Director
Mykhailo Zhernov(1)(2)(3)	50	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the Special Committee of the Board formed for the purpose of evaluating the transaction with European Lithium.

Executive Officers

Tony Sage, 66, has served as the Chief Executive Officer of the Company since April 2024 and as Executive Chairman of the Company since the Closing of the Business Combination on February 27, 2024. Mr. Sage has served as Non-Executive Chairman of EUR since September 2016 transitioning to Executive Chairman of EUR in December 2021 quarter, and has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr. Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr. Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr. Sage currently holds the position of Executive Chairman of ASX listed CuFe Ltd and until October 2025 served as Non-Executive Chairman of ASX listed Cyclone Metals Limited. Mr. Sage holds a B. Bus. degree from Edith Cowan University, Western Australia, is a chartered accountant with the Chartered Accountants Australia and New Zealand (CAANZ), is a fellow of Certified Practicing Accountants in Australia (FCPA) and is a fellow of the Taxation Institute of Australia (FTIA).

Sergey Savchenko, 58, has served as Chief Financial Officer of the Company since May 1, 2025. Mr. Savchenko has more than 20 years’ experience in a variety of senior and executive roles in accounting and finance, including public and corporate accounting, treasury and cash management, corporate finance and investor relations. Prior to joining the Company, Mr. Savchenko spent more than three years consulting in respect of a range of projected special purpose acquisition companies. Mr. Savchenko was engaged by Sizzle Acquisition Corp., which ultimately merged with and into a wholly owned subsidiary of the Company as part of the Business Combination which resulted in the Company becoming publicly traded. Mr. Savchenko holds an MBA from the William E. Simon School of Business Administration at the University of Rochester with a concentration in both public accounting and corporate finance. He is also a CPA in the state of New Jersey and a Chartered Accountant in Canada.

John Thomas, 62, has served as General Counsel of the Company since May 1, 2025. Mr. Thomas has more than 30 years’ corporate legal experience supporting a range of American high tech, manufacturing, and distribution businesses. Mr. Thomas most recently served as the Shanghai-based regional General Counsel for Medtronic, Inc., the world’s largest medical device maker. Prior to that, Mr. Thomas served as General Counsel for Genzyme’s biotech operations across all of Asia while based in Singapore, and as Vice President (Legal) for the Dole Food Company’s Asian operations, based in Manila. Mr. Thomas matriculated Georgetown University’s School of Foreign Service and has advanced degrees from Cornell University and the University of Hawaii at Manoa. Mr. Thomas has been an active member of local AmChams and is a member of the DC Bar.

Thomas McNamara, 56, has served as Director of Corporate Development & Investor Relations since May 1, 2025. Prior to joining the Company, Mr. McNamara served as Principal Consultant at T-Macro Advisors, where he primarily covered Metals & Mining, Energy and all Natural Resources, providing in-depth analysis on market valuations, regulatory environments, and operational efficiencies. Before that, he spent over a decade at Impala Asset Management, where he co-managed the Impala Natural Resources Fund, leading investment strategies and client relationship development in cyclical industries. Mr. McNamara studied mining, engineering and mineral economics at Columbia School of Engineering’s Henry Krumb School of Mines and holds a Bachelor of Arts in History with an Accounting minor from Providence College.

Dietrich Wanke, 63, has served as President of European Operations of the Company since April 2024. Previously, Mr. Wanke was Chief Executive Officer of the Company from the closing of the Business Combination on February 27, 2024 to April 2024. Mr. Wanke was appointed as General Manager of EUR in October 2016 and has served as the President of European Operations since the Closing of the Business Combination. In addition, Mr. Wanke also currently holds a position as General Manager for Marampa Iron Ore in Sierra Leone. No exploration activities are currently being undertaken at Marampa Iron Ore. Thus, while Mr. Wanke has a contractual obligation with Marampa Iron Ore, he is currently overseeing the project remotely without the requirement to travel to Sierra Leone. For so long as this arrangement continues, Mr. Wanke expects to allocate minimal time to Marampa Iron Ore, which will allow Mr. Wanke to carry out the role of President of European Operations in a full-time capacity. Mr. Wanke has worked in the past as General Manager for Tolukuma Gold Mines in Papua New Guinea, Mine Manager for Atlas Iron in Western Australia, Technical Services Manager for Thiess (hard coal) in Indonesia, Mine Manager for Kimberley Diamonds in Western Australia, Technical Services Manager for Lightning Nickel in Western Australia, Technical Director for LMV, an engineering/surveying service provider for coal mines in Germany and Technical Services Manager and Licensed Surveyor for Laubag (lignite) in Germany. Mr. Wanke has more than 30 years’ experience in management at operational level for underground and open cut mines. Mr. Wanke has held statutory positions as registered manager under the applicable mining acts in several countries and commodities, notably gold/silver, nickel, diamonds, coal and iron. Mr. Wanke has lived and served professionally for mining operations in Germany, Australia, Indonesia, Papua New Guinea and Sierra Leone. Mr. Wanke has managed mining operations through all phases, starting from greenfield exploration to full-scale production as well as extension of existing mines. Mr. Wanke holds a Mine Engineering/Mine Surveying degree from Technical University Bergakademie Freiberg, a licensed Mine Surveyor’s certificate in Germany and 1st class Mine Manger’s certificates in Western Australia and Papua New Guinea.

Directors

Michael C. Ryan, 66, has served as a Director of the Company since March 1, 2025. Mr. Ryan previously served in the U.S. Air Force and more recently supported the Secretary of Defense through his work as an Executive at the U.S. Department of Defense. From October 2019 to October 2020, Mr. Ryan served as Deputy Assistant Secretary of Defense for European and NATO Policy for the U.S. Department of Defense. In this role, he supported the Secretary of Defense and oversaw policy issues related to the nations and international organizations of Europe (including the North Atlantic Treaty Organization and the European Union). Mr. Ryan spent twenty-five years in the United States Air Force, retiring with the rank of Colonel. He is a graduate of the French War College, served on Capitol Hill as a National Defense Fellow and is a distinguished graduate of the National Intelligence University. Mr. Ryan graduated from the U.S. Air Force Academy with a degree in History and Soviet Studies and holds a master’s degree from Troy University in International Relations.

Michael Hanson, 57, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Hanson is currently a Partner at Hanson Peak LLP. Mr. Hanson also serves as a Director of Itchen Down Properties Limited. Mr. Hanson brings a wealth of expertise with over 30 years’ experience in Natural Resources and Corporate Finance sectors and has advised on a broad range of corporate transactions. Mr. Hanson has successfully advised on numerous IPOs, public and private equity raises and M&A transactions for many AIM, TSX and ASX listed companies. His postings have included Russia and South Africa.

Malcolm Day, 61, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Day has served as a Director of EUR since July 2012. In addition, Mr. Day is a Member of the Australian Institute of Company Directors. Since 1999 Mr. Day has been the Managing Director of ASX listed entity Moab Minerals Limited (ASX Code: MOM). Mr. Day commenced his career working in the civil construction industry for 10 years, six of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr. Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr. Day holds a Bachelor of Applied Science in Surveying and Mapping.

Mykhailo Zhernov, 50, has served as a Director of the Company since the closing of the Business Combination on February 27, 2024. Mr. Zhernov has served as a Director of EUR since December 2021. Mr. Zhernov has a track record of twenty years in the financial sector of Ukraine, CIS, Central and Eastern Europe. Mr. Zhernov has served as the managing partner at Millstone & Co Investment Company since 2016, a private investment company specializing on investment, asset and capital management in Central and Eastern Europe. He was the founder and head of ALTERA FINANCE (altera-finance.com), the member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK. Mr. Zhernov holds an economics degree with a specialization in marketing from the National University Donetsk Ukraine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended June 30, 2026 was $49,793,702.

Fiscal 2026 Equity Awards

In October 2025, the Compensation Committee (the “Compensation Committee”) of the Board completed its review of, and recommendations to the Board regarding, and the Board approved, grants of equity awards to its officers, directors and advisory board members for their services to the Company (the “Compensation Awards”), consisting of (i) grants of time-based vesting restricted stock units to officers that vest in equal annual installments over a three year period, (ii) grants of time-based vesting restricted stock units to members of the A-Board (described below) that vested in full on January 1, 2026 and (iii) grants of time-based vesting restricted stock units to the non-employee members of the Board that have a one-year vesting period and vest in full on November 1, 2026 (together, the restricted stock unit grants described in (i), (ii) and (iii), the “RSU Awards”), and (iv) grants of performance-vested stock options to officers and members of the A-Board that only vest based on the achievement of share price hurdles ($16.25, $20.31 and $25.39, respectively), which must be sustained over 20 trading days based on the volume weighted average price of the Company’s stock during such period (the “PVO Awards”). The Compensation Awards were issued pursuant to the grant of 14,030,538 Ordinary Shares in the aggregate. The Equity Awards had a total approximate aggregate value of $146,221,280 based on the estimated value of these awards on the date of the grant.

In connection with the Compensatory Awards, the Board also determined that it was advisable, and the Board approved, an amendment and restatement of the 2024 Incentive Award Plan (as amended, the “Amended and Restated Plan”) in order to increase the total number of Ordinary Shares reserved and available for issuance under the Amended and Restated Plan, such that the total number of Ordinary Shares reserved and available for issuance under the Amended and Restated Plan will be 21,171,001 shares, which is the sum of (i) 15,000,000 Ordinary Shares added to the Amended and Restated Plan by the Board, as described above; (ii) 3,147,386 Ordinary Shares, being the number of Ordinary Shares by which the share reserve under the Amended and Restated Plan was automatically increased on June 30, 2025 pursuant to its terms; and (iii) 3,023,615 Ordinary Shares equal to the previously available Ordinary Shares under the Amended and Restated Plan prior to the amendment.

For more information on the Equity Awards, see Note 25 “Share-Based Payment.” A copy of the Amended and Restated Plan is furnished hereto as Exhibit 4.15, and copies of the Form of RSU Agreements used for employees, directors and the advisory board, and copies of the Form of Performance-based Option Agreements are furnished hereto as Exhibits 4.12 through 4.19.

C.	Board Practices

Board of Directors

Composition

The Company Board consists of five directors. Of these five directors, two are independent. The directors are divided into Class I, Class II and Class III and have staggered three-year terms. The directors are divided as follows:

●	The Class II directors are Malcolm Day and Michael Hanson and their terms will expire at the 2026 annual general meeting of shareholders;

●	The Class III directors are Tony Sage and Michael C. Ryan and their terms will expire at the 2027 annual general meeting of shareholders; and

●	The Class I director is Mykhailo Zhernov and his term will expire at the 2028 annual general meeting of shareholders.

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

The Investor Agreement provides, among other things, that EUR’s right to appoint the applicable EUR Director terminates at any time EUR ceases to beneficially own the total voting power of the Company’s then issued and outstanding equity interests representing at least the minimum applicable percentage specified above. In that event, EUR shall immediately cause the applicable EUR Director(s) to offer to resign from the Company Board or EUR shall exercise any powers it has to remove such EUR Director and, upon acceptance of such offer of resignation by the Company Board, such Company Board seat shall be subject to the election of all shareholders of the Company in accordance with the Organizational Documents of the Company.

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

Audit Committee

The audit committee consists of Mykhailo Zhernov and Michael Hanson, with Mr. Hanson serving as chairperson of the audit committee. The Company has determined that Mr. Hanson satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Hanson satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee the Company’s accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	overseeing the relationship with the Company’s independent auditors, including:

o	appointing, retaining and determining the compensation of the Company’s independent auditors;

o	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

o	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

o	reviewing at least annually the qualifications, performance and independence of the independent auditors;

o	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company and all other material written communications between the independent auditors and management; and

o	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

●	overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

●	reviewing and recommending all related party transactions to the Company Board for approval, and reviewing and approving all changes to the Company’s related party transactions policy;

●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of the Company’s internal controls;

●	overseeing our cybersecurity policies and processes;

●	overseeing risks and exposure associated with financial matters; and

●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from the Company employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by the Company employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Mykhailo Zhernov and Michael Hanson, with Mr. Hanson serving as the chairperson of the compensation committee. The compensation committee has a written charter and oversees the Company’s compensation of its executive officers and directors. The compensation committee assists the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors, and recommending and monitoring the remuneration of senior management below board level, as the board so directs.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Tony Sage and Mykhailo Zhernov, with Mr. Day serving as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee has a written charter and is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance and reporting and making recommendations to the Board concerning corporate governance matters.

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

Advisory Board

On July 10, 2025, the Board of Directors established an informal Advisory Board (the “A-Board”), consisting of up to 5 members to be selected according to its charter. The A-Board will provide strategic guidance to the Company’s management and Board of Directors. As of the date of this report four individuals serve on the A-Board: Admiral Peter Stamatopoulus, (ret), Mr. Christian Aramayo, Ms. Chang-O Turkmani, and Mr. Mathew August.

Annual General Meeting of Shareholders

On December 29, 2025, the Company held its first AGM (“Annual General Meeting”) of Shareholders. Mykhailo Zhernov was re-elected as a Class I member of the Board of Directors.

D.	Employees

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. As of June 30, 2026, we had 5 full-time employees with a significant number of personnel engaged as contractors. We believe we have good relations with our employees. None of our employees are represented by a labor union or are parties to a collective bargaining agreement.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information regarding EUR’s director appointment rights pursuant to the Charter and the Investors Agreement, see Item 6.C. “Board Practices.” For information as to our equity incentive plans, see Item 6.B. “Compensation of Directors and Executive Offices—Fiscal 2026 Equity Awards”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

In connection with the preparation of its Annual Report on Form 20-F for the fiscal year ended June 30, 2025, the Company restated its financial statements for the year ended June 30, 2024 to correct an error. The Company’s Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) requires the repayment of certain erroneously awarded incentive-based compensation paid to current or former executive officers in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. No Clawback Eligible Incentive Compensation (as such term is defined in the Clawback Policy) was paid during the requisite look-back period and as a result, the Company concluded that no compensation is required to be recouped as a result of the restatement.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2026 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2026, and restricted share units that shall vest within 60 days of June 30, 2026, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Critical Metals Ordinary Shares beneficially owned is computed on the basis of 146,993,753Critical Metals Ordinary Shares outstanding on June 30, 2026.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since July 1, 2023 is included under Item 7.B. “Major Shareholders and Related Party Transactions-Related Party Transactions.”

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers(1)
Tony Sage(2)(3)	6,347,310	4.2%
Sergey Savchenko(4)	160,000	*
John Thomas(5)	190,000	*
Thomas McNamara(6)	140,500	*
Dietrich Wanke(7)	140,000	*
Michael Ryan(8)	180,000	*
Malcolm Day(2)(9)	1,459,179	*
Michael Hanson(10)	529,179	*
Mykhailo Zhernov(2)(11)	459,179	*
All directors and executive officers as a group (9 individuals)	-	-

Other 5% Stockholders
European Lithium Limited(12)	45,536,338	31.0%
Rimbal Pty Ltd.(13)	14,509,449	9.9%
Alyeska Investment Group, L.P.(14)	10,185,416	6.9%

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals after the Business Combination is c/o Critical Metals Corp., Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(2)	Each of Tony Sage, Malcolm Day and Mykhailo Zhernov serve as directors and have voting power with respect to any securities held by EUR. Any action by EUR with respect to ordinary shares, including voting and dispositive decisions, requires a vote of three out of the five members of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the five members of the board of directors, none of the members of the EUR board of directors is deemed to be a beneficial owner of securities held by EUR solely by virtue of their directorships.
(3)	Includes 3,500,000 Ordinary Shares underlying restricted stock units (“RSUs”) granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share. Also includes 2,697,310 Ordinary Shares held by Okewood Pty Ltd., in which Mr. Sage has investment control over such securities. Also includes 150,000 Ordinary Shares held by Mr. Sage’s children who share his household.
(4)	Includes 140,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(5)	Includes 140,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.

(6)	Includes 140,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(7)	Includes 140,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(8)	Includes 120,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(9)	Includes 1,050,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(10)	Includes 150,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(11)	Includes 150,000 Ordinary Shares underlying RSUs granted on November 1, 2025 that will vest in three equal annual installments commencing on November 1, 2026, subject to the reporting person’s continued service through such date. Each RSU represents a contingent right to receive one Ordinary Share.
(12)	Based on a Schedule 13D filed by European Lithium Ltd. (EUR) on February 5, 2026. EUR is an Australian Public Company limited by shares. On February 27, 2024, a total of 67,788,383 Ordinary Shares were initially acquired from CRML in connection with the Merger Agreement. The number shown above reflects shares sold or transferred by EUR in private transactions since its initial acquisition in February 2024 and excludes 6,778,838 Ordinary Shares that may be issuable to EUR in connection with the earnout provision contained within the Merger Agreement.
(13)	Based on a Schedule 13D filed on May 6, 2026 by Rimbal Pty Ltd. and Gregory Bennett Barnes. Represents Ordinary Shares beneficially owned by Mr. Barnes, as the sole owner of Rimbal Pty Ltd., a corporation incorporated under the laws of Australia, including 14,500,000 Ordinary Shares acquired from CRML on April 29, 2026 in connection with the transactions contemplated by the Amended and Restated Heads of Agreement, dated as of July 19, 2024, between Rimbal and CRML, as amended. The business address of Rimbal Pty Ltd. is 47 Labouchere Road, South Perth 6151, Australia.
(14)	Based on a Schedule 13G filed on May 15, 2026 by Alyeska Investment Group, L.P., Alyeska Fund GP, LLC and Anand Parekh. The address of such reporting persons is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

Please read “Item 6.C – Board Practices – Board of Directors”, as well as Exhibit 2.5 to this Annual Report, for a discussion of governance rights held by EUR. Please also read “Description of Proposed Acquisition of European Lithium”.

Under the Amended and Restated Heads of Agreement (as amended) governing the Company’s acquisition of its interest in Tanbreez, Greg Barnes is a strategic advisor to the board of directors of the Company. In addition, under the Heads of Agreement, Mr. Barnes has the ability to appoint a nominee director to the board of directors of the Company in certain circumstances. As of the date of this Annual Report, Mr. Barnes has not exercised such appointment right.

B.	Related Party Transactions

The Company’s Related Person Transactions

Proposed Transaction with European Lithium

Please read “Description of Proposed Acquisition of European Lithium” for a description of the Scheme Implementation Deed and other transactions contemplated in connection with the proposed acquisition of EUR. Anthony Sage, Malcolm Day and Mykhailo Zhernov serve as directors of both the Company and EUR (the “Common Directors”). The Scheme Implementation Deed excludes the Common Directors from EUR’s independent board committee formed in connection with the Transaction (the “EUR Independent Board”). We have also established a special committee, consisting of Michael Hanson and Michael Ryan (the “Special Committee”) to review and approve the Transaction on behalf of the Company.

Registration Rights Agreements

On February 8, 2024, the Company, Sizzle and the Sponsor entered into separate subscription agreements (each, a “Subscription Agreement”) with three accredited investors named therein which are funds affiliated with each other whereby the Company issued and sold to the investors Ordinary Shares for an effective purchase price of $5.29 per share, after giving effect open market-purchases, and the reimbursement payable to such investors for open-market purchases, of Sizzle common stock. Pursuant to the Subscription Agreement, Critical Metals agreed that, within 30 days following the closing of the Business Combination, Critical Metals would file with the SEC a registration statement registering the resale of the Ordinary Shares issued or issuable in the transaction.

Capital Contributions from European Lithium

ELAT and certain of its subsidiaries has received financing from its parent company, EUR. As of June 30, 2025 and June 30, 2024, we and certain of our subsidiaries have received capital contributions with a balance of $45.7 million and $45.7 million, respectively. For a further description of such transactions, see Note 10 “Related Party Transactions” to our interim period unaudited consolidated financial statements and Note 29 “Related Party Disclosure” to our audited financial statements, included elsewhere in this annual report.

Following completion of the Business Combination, EUR has continued to provide financial support to the Company. As at June 30, 2026, the amount owing was $5,671,129, compared to $5,854,852 at June 30, 2025.

Related Person Transactions Policy

The Company’s Board adopted a written Related Person Transactions Policy that sets forth the Company’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the Related Person Transactions Policy, a “related person” means “(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.”

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

No significant changes have occurred since June 30, 2026, except as otherwise disclosed in this Annual Report. For a discussion of significant changes to the Company following June 30, 2026, see note 34 “Events After the Reporting Period” to the annual financial statements included herein.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares and warrants commenced trading on the Nasdaq Capital Market on February 28, 2024 under the trading symbols “CRML” and “CRMLW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details,” above.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The other information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference herein.

C.	Material Contracts

For additional information concerning our material contracts, see “Part I, Item 4. Information on the Company” and “Part I, Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

D.	Exchange Controls

There are currently no currency control restrictions: (i) on the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or (ii) on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-resident shareholders.

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

This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, or to investors subject to special rules under U.S. federal income tax laws, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding the Company’s ordinary shares and/or Public Warrants as part of a hedge, straddle, wash sale, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Company’s ordinary shares and/or Public Warrants being taken into account in an applicable financial statement;

●	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;

●	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received the Company’s ordinary shares and/or Public Warrants pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

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

Dividends and Other Distributions on the Company’s Ordinary Shares

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” the gross amount of distributions, i.e., before reduction for withholding taxes, if any, (other than certain distributions of shares of the Company or rights to acquire shares of the Company) on the Company’s ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally will be includable in a U.S. Holder’s income in the year actually or constructively received by such U.S. Holder. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Company’s Ordinary Shares and Public Warrants.”

Amounts treated as dividends that the Company pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Company’s ordinary shares are readily tradable on an established securities market in the United States (such as Nasdaq) or the Company is eligible for benefits under an applicable tax treaty with the United States meeting certain requirements (for this purpose, the United States Treasury Department has determined that the United States-UK income tax treaty meets these requirements), and, in each case, the Company is not treated as a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid or for the preceding year and provided certain holding period requirements are met. There can be no assurance that the Company’s ordinary shares will be considered readily tradable on an established securities market in any year. In addition, there can be no assurance that the Company will not be treated as a PFIC with respect to a U.S. Holder for any taxable year (see the discussion below under the heading “—Passive Foreign Investment Company Rules”). U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Company’s ordinary shares.

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Company’s Ordinary Shares and Public Warrants

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” upon any sale, taxable exchange or other taxable disposition of the Company’s ordinary shares or Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized (i.e., sum of the amount of cash and the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in such ordinary shares or Public Warrants. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

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

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the ordinary shares received would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Public Warrants having an aggregate fair market value equal to the aggregate exercise price of the total number of Public Warrants deemed to be exercised. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Public Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Public Warrants deemed surrendered and (ii) the U.S. Holder’s adjusted basis in the Public Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s tax basis in the Public Warrants deemed exercised plus the exercise price of such Public Warrants. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

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

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of ordinary shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Public Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, an adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and (e.g., through an increase in the number of the Company’s ordinary shares that would be obtained upon exercise of such Public Warrant); such adjustment may be made as a result of a distribution of cash to the holders of the Company’s ordinary shares. Such constructive distribution would be subject to tax as described under “—Dividends and Other Distributions on the Company’s Ordinary Shares” above in the same manner as if the U.S. Holder of such Public Warrant received a cash distribution from the Company equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Public Warrant.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Credit Risk

Credit risk represents the loss that would be recognized if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company’s maximum exposure to credit risk at the reporting date is the carrying value of its financial assets, principally cash and cash equivalents held with reputable financial institutions.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2026. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

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

During the preparation of our financial statements at and as of June 30, 2026, we identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. The identified material weaknesses are listed below in “-Internal Control over Financial Reporting”.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of June 30, 2026, the Company’s internal control over financial reporting was not effective.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended June 30, 2026, we and the auditors identified four material weaknesses in our internal control over financial reporting. The identified material weaknesses related to the following matters:

●	The Company lacks the controls needed for a sufficient review of the completeness and accuracy of the financial statements and financial statement disclosures.

●	The Company did not design and maintain effective controls, including review by personnel with sufficient IFRS knowledge, to appropriately assess and account for its investment in 60 Degrees North ApS. The deficiency affected the determination of the appropriate joint arrangement classification, the application of the equity method under IAS 28 (including the notional purchase price allocation and allocation of acquisition cost to the underlying identifiable net assets), and the recognition of the Company's share of post-acquisition results.

●	The Company did not design and maintain effective controls, including review by personnel with sufficient IFRS knowledge, to appropriately account for the acquisition and consolidation of Tanbreez Mining Greenland A/S. The deficiency affected the determination and application of acquisition-date accounting, including the measurement of consideration transferred, allocation of acquisition cost to the identifiable net assets, measurement of the non-controlling interest, and preparation of the related consolidation entries.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect, and respond to risks such as financial loss or loss of financial data, damage or disruption to operations, susceptibility to repeated attacks, and overall failure of information technology systems.

We aim to take certain measures to remediate these material weaknesses by setting up controls and systems to address the weaknesses noted above, although no assurance can be given as to whether these steps will be sufficient. For additional information, see “Risk Factors—If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected”. These material weaknesses may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

Changes in Internal Control over Financial Reporting

Since the date of previous reporting period ended June 30, 2025, the Company has enhanced its internal controls by hiring additional personnel, establishing additional levels of reviews, as well as additional approval workflows and reconciliations, which allowed the Company to remediate the following material weaknesses previously disclosed:

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that both Michael Hanson and Mykhailo Zhernov satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Michael Hanson and Mykhailo Zhernov is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct (the “Code of Conduct”), applicable to all of the Company’s directors, officers and employees, in accordance with Item 16B of the Form 20-F. The Code of Conduct sets out the Company’s fundamental values and standards of behavior that are expected from the Company’s directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in the Company. A copy of the Code of Conduct is available on the Company’s website at, https://www.criticalmetalscorp.com/ir-resources/documents-charters/.

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

Item. 16C. Principal Accounting Fees and Services

CBIZ CPAs P.C. served as our independent registered public accounting firm for the fiscal year ended June 30, 2026 and 2025. Marcum LLP, served as our independent registered public accounting firm for the fiscal year ended June 30, 2024. The following table outlines the fees for professional services in each of the respective fiscal years:

	2026	2025	2024
Audit fees(1)	$1,181,615	$509,009	$260,960
Tax fees(2)	-	-	-
Audit related fees	-	-	94,760
Total	$1,181,615	$509,009	$355,720

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.
(2)	“Tax fees” include fees for professional services rendered during the years ended June 30, 2026, 2025 and 2024 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Our BVI counsel, Maples and Calder, has provided a letter to Nasdaq certifying that we may follow provisions of the laws of the British Virgin Islands and our memorandum and articles of association in lieu of certain Nasdaq corporate governance rules, including the following items:

●	Rule 5605(c)(2)(A), which requires that each Listed Company have an audit committee of at least three members;

●	Rule 5605(c)(1), which requires that each company certify that it has and has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis;*

●	Rule 5605(b), which requires that (i) a majority of the board of directors be comprised of independent directors as defined in Rule 5605(a)(2), and (ii) the independent directors have regularly scheduled meetings at which only independent directors are present;

●	Rule 5605(d), which requires that each company (i) have and certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a compensation committee of at least three members;

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, either by (i) independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors, and also have and certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws;

●	Rule 5610, which requires that each company adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available, that the code provide for an enforcement mechanism, that any waivers of the code for directors or executive officers be approved by the Board and that companies publicly disclose any such waivers in accordance with Rule 5610;*

●	Rule 5620(a), which requires that companies hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

●	Rule 5620(b), which requires companies to solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq;

●	Rule 5630, which requires companies to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors;*

●	Rule 5635, which requires that shareholder approval be required in certain circumstances, including in respect of:

o	Rule 5635(a), which requires shareholder approval in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company;

o	Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

o	Rule 5635(c), which requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions; and

o	Rule 5635(d), which requires shareholder approval prior to a 20% issuance at a price that is less than the “minimum price,” as defined in Nasdaq’s rules;

●	Rule 5250(b)(3), which requires disclosure of third-party director and nominee compensation; and

●	Rule 5250(d), which requires the distribution of annual and interim reports.*

As a result of items described above, our shareholders may receive less or different information about us than they would receive about a U.S. domestic public company, and our shareholders may not have the ability to vote on or approve certain transactions that are typical of a U.S. domestic public company.

We have opted to comply with certain of the requirements listed above, which are marked with an asterisk (*) for reference, but may opt out of such requirements in the future. Other than as discussed and listed above, we currently comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. As noted above, we may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our Board has adopted a securities trading policy, as amended on May 16, 2025, which outlines when directors, senior management and other employees may deal in our securities. The securities trading policy is designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the insider trading policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity.

We recognize the importance of managing cybersecurity risk and the protection of information across our enterprise. During the fiscal year ended June 30, 2026, we have continued to develop and refine processes for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. We are working to integrate these cybersecurity risk management processes into our overall enterprise risk management system.

As a foundation of this approach, we have continued to implement a layered governance structure to help assess, identify and manage cybersecurity risks, including the adoption of privacy and cybersecurity policies encompassing incident response procedures, information security and threat detection procedures.

Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. If any such programs or systems were to fail as a result of a cyber-attack or create erroneous information in our hardware or software network infrastructure, possible consequences include loss of access, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification, and risk of our being unable to adequately monitor and audit and modify our controls over our critical information. We are not aware that we have experienced a material cybersecurity incident during the most recent fiscal year.

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

Governance

As part of our overall risk management approach, we manage cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee oversees our policies and procedures for protecting our cybersecurity infrastructure and for compliance with applicable data protection and security regulations, and related risks.

Our Audit Committee oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The cybersecurity risk management program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, and plans and strategies to address threats and incidents. We continue to enhance these capabilities as the threat landscape evolves.

Members of our management provide periodic reports to the Audit Committee regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

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

The financial statements of Tanbreez required by Rule 3-09 of Regulation S-X are provided as Exhibit 15.9 hereto and incorporated herein by reference.

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (incorporated by reference to Exhibit 1.1 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

2.1	Warrant Agreement, dated as of November 3, 2021, by and between Sizzle and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Sizzle’s Current Report on Form 8-K filed on November 8, 2021).

2.2	Assignment and Assumption of Warrant Agreement, dated as of February 27, 2024 by and among Sizzle Acquisition Corp., Critical Metals Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

2.3	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.4 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to Critical Metals Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 30, 2024).

4.1+	Agreement and Plan of Merger, dated as of October 24, 2022, European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

4.2	First Amendment Agreement and Plan of Merger, dated as of January 4, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

4.3	Second Amendment Agreement and Plan of Merger, dated as of July 7, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

4.4	Third Amendment Agreement and Plan of Merger, dated as of November 17, 2023, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp. (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 6 the Registration Statement on Form F-4 (File. No. 333-268970) of Critical Metals Corp., filed with the SEC on December 7, 2023).

4.5	Investors Agreement, dated as of February 27, 2024 by and between European Lithium Limited and Critical Metals Corp (incorporated by reference to Exhibit 4.7 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.6	Registration Rights Agreement, dated as of February 27, 2024 by and among Critical Metals Corp., European Lithium Limited, Sizzle Acquisition Corp., VO Sponsor, LLC, and each of the persons listed on the signature pages attached thereto (incorporated by reference to Exhibit 4.8 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.7	Critical Metals 2024 Share Incentive Plan (incorporated by reference to Exhibit 4.9 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.8	Critical Metals 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.10 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-268970) of Critical Metals Corp., filed with the SEC on August 7, 2023).

4.10	Subscription Agreements, dated February 8, 2024, by and among Critical Metals Corp., Sizzle Acquisition Corp., VO Sponsor, LLC and the subscriber named therein (including the form of Warrant Agreement attached as Exhibit B hereto) (incorporated by reference to Exhibit 10.1 of Sizzle’s Current Report on Form 8-K, filed with the SEC on February 8, 2024).

4.11	Omnibus Amendment to Subscription Agreements, by and among Critical Metals Corp. VO Sponsor, LLC, Sizzle Acquisition Corp. and the subscribers named therein (incorporated by reference to Exhibit 4.16 to Critical Metal’s Shell Company Report on Form 20-F on March 4, 2024).

4.12	Amended and Restated 2024 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).

4.13	Form of Employee RSU Agreement (incorporated by reference to Exhibit 4.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).

4.14	Form of Director RSU Agreement (incorporated by reference to Exhibit 4.3 to Critical Metals Corp.’s Form 6-K filed with the SEC on June 28, 2024).

4.15	Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025) (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 291195) of Critical Metals Corp. on October 31, 2025).

4.16*	Form of Employee RSU Agreement under the Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025).

4.17*	Form of Advisory Board RSU Agreement under the Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025)

4.18*	Form of Director RSU Agreement under the Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025).

4.19*	Form of Performance Option Agreement under the Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025).

4.20	Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on July 25, 2024).

4.21	Registration Rights Agreement, by and among Critical Metals Corp. and the investors named therein (incorporated by reference to Exhibit 99.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on February 10, 2025).

4.22	Form of PIPE Warrant (incorporated by reference to Exhibit 99.3 to Critical Metals Corp.’s Form 6-K (File No. 001-41973), filed with the SEC on February 10, 2025).

4.23	Amendment No. 1 to Amended and Restated Heads of Agreement, dated as of September 29, 2025 (incorporated by reference to Exhibit 4.27 to Critical Metal Corp.’s Form 20-F (File No. 001-41973), filed with the SEC on October 6, 2025).

4.24	Securities Purchase Agreement, dated as of October 5, 2025, by and among Critical Metals Corp., European Lithium Limited, Rimbal Pty Ltd, and the investor named therein (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on October 6, 2025).

4.25	Registration Rights Agreement, dated as of October 5, 2025, by and between Critical Metals Corp. and the investor named therein (incorporated by reference to Exhibit 99.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on October 6, 2025).

4.26	Warrant Agreement, dated as of October 5, 2025 (incorporated by reference to Exhibit 99.3 to Critical Metals Corp.’s Form 6-K filed with the SEC on October 6, 2025).

4.27	Securities Purchase Agreement, dated as of October 15, 2025, by and among Critical Metals Corp. and the investor named therein (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on October 16, 2025).

4.28	Registration Rights Agreement, dated as of October 15, 2025, by and between Critical Metals Corp. and the investor named therein (incorporated by reference to Exhibit 99.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on October 16, 2025).

4.29	Form of Securities Purchase Agreement, dated as of April 21, 2026, by and among Critical Metals Corp. and the investors named therein (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on April 21, 2026).

4.30	Form of Registration Rights Agreement, dated as of April 21, 2026, by and between Critical Metals Corp. and the investors named therein (incorporated by reference to Exhibit 99.2 to Critical Metals Corp.’s Form 6-K filed with the SEC on April 21, 2026).

4.31	Scheme of Implementation Deed, dated as of May 18, 2026, between Critical Metals Corp. and European Lithium Limited (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K (File No. 001-41973), filed with the SEC on May 19, 2026).

4.32	Second Deed of Amendment and Restatement of Scheme of Implementation Deed, dated as of August 19, 2026, between Critical Metals Corp. and European Lithium Limited (incorporated by reference to Exhibit 99.1 to Critical Metals Corp.’s Form 6-K (File No. 001-41973), filed with the SEC on August 21, 2026).

8.1*	Subsidiaries of Critical Metals Corp.

11.1*	Form of Insider Trading Policy of Critical Metals Corp.

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of CBIZ CPAs P.C., independent registered accounting firm of Critical Metals Corp.

15.2*	Consent of Marcum LLP., independent registered accounting firm of Critical Metals Corp

15.3*	Consent of Marcum LLP., independent registered accounting firm of Tanbreez Mining Greenland A/S.

15.4*	Consent of CBIZ CPAS P.C., independent registered accounting firm of Tanbreez Mining Greenland A/S.

15.5*	Consent of CSA Global South Africa (Pty) Limited.

15.6*	Consent of Agricola Mining Consultants Pty Ltd.

15.7	Technical Summary Report, The Wolfsberg Project, effective at December 5, 2022, prepared by CSA Global (incorporated by reference to Exhibit 96.1 to Amendment No. 3 to Critical Metals Corp.’s Registration Statement on Form F-4 (File No. 333-268970), filed with the SEC on May 5, 2023).

15.8	Technical Report Summary, dated April 13, 2026, regarding the mining property known as the Tanbreez Rare Earth Project, prepared by Agricola Mining Consultants Pty Ltd. (incorporated by reference to Exhibit 16.1 to the Form 20-F/A of Critical Metals Corp. (File No. 001-41973), filed with the SEC on May 21, 2026).

15.9	Audited financial statements of Tanbreez Mining Greenland A/S for the years ended December 31, 2025 and 2024 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K/A of Critical Metals Corp., filed with the SEC on May 14, 2026).

97.1	Policy For the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Form 20-F of Critical Metals Corp. (File No. 001-41973), filed with the SEC on October 30, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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

Critical Metals Corp.

Date: September 25, 2026	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Executive Chairman

CRITICAL METALS CORP

Consolidated Financial Statements

For the Year Ended 30 June 2026, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Critical Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Critical Metals Corp. (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2026 and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2026, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

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

/s/ CBIZ CPAs P.C.

We have served as the Company’s auditor since 2023 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

Houston, Texas

September 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Critical Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Critical Metals Corp. (the “Company”) as of June 30, 2024, the related consolidated statement of comprehensive income, changes in equity and cash flows for the year in the period ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Houston, Texas
October 3, 2025

CRITICAL METALS CORP

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

	Note	30 June 2026 $	30 June 2025 $	30 June 2024 $
Continuing operations
Other income		1,888,145	560,623	117,660
Foreign exchange (loss)/gain		190,100	(1,183,315)	41,715
Employee expenses and benefits		(42,169)	-	-
Consultants and professional services expenses	4	(10,618,428)	(12,338,201)	(1,383,645)
Travel and entertainment		(324,815)	(275,623)	(47,701)
Directors’ fees	4	(1,070,833)	(1,391,263)	(136,901)
Merger expenses	4	(2,535,670)	(3,000,000)	(9,373,737)
Listing expenses	4	(15,500,000)	-	(76,007,159)
Compliance and regulatory fees		(1,792,127)	(746,676)	(426,325)
Administration expenses		(380,269)	64,009	(14,933)
Promotion, IR and PR expenses		(1,468,606)	(1,192,471)	(191,403)
Insurance		(1,653,497)	(2,073,232)	(773,820)
Finance costs	4	(14,986,995)	(466,099)	(29,828,866)
Depreciation expense	10	(19,443)	(1,088)	(6,642)
Loss on disposal of fixed asset	10	-	(945)	-
Share of profit of equity-accounted joint venture, net of tax	13	(1,054,949)	701,978	-
Share of profit/(loss) of equity-accounted associate, net of tax	14	(70,682)	6,829	(2,263)
Depreciation expense – leased assets	15	(10,953)	(10,161)	(19,359)
Impairment of investment of equity-accounted associate, net of tax	14	(279,386)	-	-
Exploration expenditure expensed		(272,807)	(238,309)	(159,685)
Gain/(loss) on fair value of warrants	21	(120,872,053)	49,534	(20,623,381)
Gain on derecognition of warrants		10,918,539	-	-
Gain/(loss) on extinguishment of liability	22	(2,170,000)	235,350	-
Share based payments	25	(65,994,203)	(30,566,894)	(608,156)
Other expenses		(122,668)	(5,869)	(1,603)
Loss before income tax		(228,243,769)	(51,871,823)	(139,446,204)
Income tax expense	5	-	-	-
Loss after tax		(228,243,769)	(51,871,823)	(139,446,204)

Other comprehensive income, net of income tax
Items that will or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(9,082,726)	4,684,120	(820,433)
Other comprehensive profit/(loss) for the year, net of income tax		(9,082,726)	4,684,120	(820,433)

Total comprehensive (loss) for the year		(237,326,495)	(47,187,703)	(140,266,637)

Loss for the year attributable to
Members of Critical Metals Corp		(228,199,510)	(51,871,823)	(139,446,204)
Non-controlling interests		(44,259)	-	-
		(228,243,769)	(51,871,823)	(139,446,204)

Total comprehensive loss for the year attributable to
Members of Critical Metals Corp		(236,590,784)	(47,187,703)	(140,266,637)
Non-controlling interests		(735,711)	-	-
		(237,326,495)	(47,187,703)	(140,266,637)

Loss per share for the year
Basic loss per share	26	(1.87)	(0.56)	(5.27)
Diluted loss per share	26	(1.87)	(0.56)	(5.27)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income is to be read in conjunction with the
Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2026 AND 2025

	Note	30 June 2026 $	30 June 2025 $
ASSETS
Current Assets
Cash and cash equivalents	6	102,476,578	7,297,328
Other receivables	7	1,206,085	47,894
Prepaid expenses	8	938,440	962,902
Total Current Assets		104,621,103	8,308,124

Non-Current Assets
Restricted cash	9	15,359,960	15,470,178
Property and plant and equipment, net	10	16,755,765	2,016
Inventory, net	11	15,800,000	-
Deferred exploration and evaluation expenditure	12	343,957,052	39,712,591
Investment in equity-accounted joint venture	13	7,423,067	107,856,418
Investment in equity-accounted associate	14	-	350,068
Right of use asset	15	11,502	22,865
Total Non-Current Assets		399,307,346	163,414,136

TOTAL ASSETS		503,928,449	171,722,260

LIABILITIES
Current Liabilities
Trade and other payables	16	19,210,789	17,971,783
Provisions	17	106,392	27,454
Lease liability	18	6,244	11,870
Funding from related party	19	5,671,129	5,854,852
Warrants liability	21	95,067,012	40,919,123
Total Current Liabilities		120,061,566	64,785,082

Non-Current Liabilities
Funding from related party	19	803,955	-
Offtake prepayment	20	15,000,000	15,000,000
Lease liability	18	7,614	14,208
Total Non-Current Liabilities		15,811,569	15,014,208

TOTAL LIABILITIES		135,873,135	79,799,290

NET ASSETS		368,055,314	91,922,970

EQUITY
Share capital	22	629,774,711	197,732,356
Unissued Capital	23	45,734,183	45,734,183
Reserves	24	97,532,461	49,013,687
Accumulated deficit		(429,055,181)	(200,557,256)
Non controlling interests		24,069,140	-

TOTAL EQUITY		368,055,314	91,922,970

The above Consolidated Statements of Financial Position is to be read in conjunction with the
Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

	Note	Share Capital $	Share Premium $	Unissued Capital Reserve $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2023		39,414	-	44,470,123	-	(3,591,785)	-	(9,239,229)	31,678,523
Loss for the year		-	-	-	-	-	-	(139,446,204)	(139,446,204)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(820,433)	-	-	(820,433)
Total comprehensive (loss) for the year		-	-	-	-	(820,433)	-	(139,446,204)	(140,266,637)

Issue of shares upon completion of business combination		74,369	23,044,152	-	43,998,710	-	-	-	67,117,231
Issue of shares associated with Empery Asset Management LP		4,149	-	-	-	-	-	-	4,149
Issue of shares upon conversion of warrants		2,476	27,998,258	-	-	-	-	-	28,000,734
Issue of shares to Directors and management in lieu of fees		-	-	-	-	-	182,534	-	182,534
Issue of RSUs to Directors and management		-	-	-	-	-	608,156	-	608,156
Transfer of investment in associate		-	345,502	-	-	-	-	-	345,502
Capital contributions		-	-	1,264,060	-	-	-	-	1,264,060
At 30 June 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,218)	790,690	(148,685,433)	(11,065,748)

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

	Note	Share Capital $	Share Premium $	Unissued Capital Reserve $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $
At 1 July 2024		120,408	51,387,912	45,734,183	43,998,710	(4,412,218)	790,690	(148,685,433)	(11,065,748)
Loss for the year		-	-	-	-	-	-	(51,871,823)	(51,871,823)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	4,684,120	-	-	4,684,120
Total comprehensive (loss) for the year		-	-	-	-	4,684,120	-	(51,871,823)	(47,187,703)

Issue of shares Tanbreez acquisition	22	8,395	89,991,605	-	-	-	-	-	90,000,000
Issue of shares suppliers	22	950	1,996,050	-	-	-	-	-	1,997,000
Issue of shares PIPE	22	4,910	24,545,090	-	-	-	-	-	24,550,000
Issue of shares to Directors	22	560	1,296,539	-	-	-	-	-	1,297,099
Issue of shares upon vesting of RSU’s	22	2,380	24,435,724	-	-	-	(24,438,104)	-	-
Issue of shares Tanbreez make good provisions	22	5,000	6,845,000	-	-	-	-	-	6,850,000
Issue of shares upon conversion of warrants	22	1,600	1,998,400	-	-	-	-	-	2,000,000
Issue of RSUs to Directors and management	25	-	-	-	-	-	27,044,194	-	27,044,194
Issue of RSUs to suppliers – Chris Gale	25						80,700		80,700
Issue of RSUs to Directors and management in lieu of fees	24						1,079,318		1,079,318
Issue of warrants PIPE (Investors)	21	-	(3,104,593)	-	-	-	-	-	(3,104,593)
Share-based payments – Transaction costs for PIPE Warrants (Financial liability)	22	-	-	-	-	-	25,703	-	25,703
Issue of warrants PIPE (Brokers)	24	-	(160,574)	-	-	-	160,574	-	-
Capital raising costs		-	(1,643,000)	-	-	-	-	-	(1,643,000)
At 30 June 2025		144,203	197,588,153	45,734,183	43,998,710	271,902	4,743,075	(200,557,256)	91,922,970

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

	Note	Share Capital $	Share Premium $	Unissued Capital Reserve $	Nasdaq Listing Reserve $	Foreign Currency Translation Reserve $	Share based payment Reserve $	Accumulated Deficit $	Total Equity $	Non controlling interests $	Total Equity $
At 1 July 2025		144,203	197,588,153	45,734,183	43,998,710	271,902	4,743,075	(200,557,256)	91,922,970	-	91,922,970
Loss for the year		-	-	-	-	-	-	(228,199,510)	(228,199,510)	(44,259)	(228,243,769)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(8,391,274)	-	-	(8,391,274)	(691,452)	(9,082,726)
Total comprehensive (loss) for the year		-	-	-	-	(8,391,274)	-	(228,199,510)	(236,590,784)	(735,711)	(237,326,495)

Issue of shares suppliers	22	500	6,540,500	-	-	-	-	-	6,541,000	-	6,541,000
Issue of shares PIPE	22	14,030	109,990,967	-	-	-	-	-	110,004,997	-	110,004,997
Issue of shares GEM	22	4,154	39,995,846	-	-	-	-	-	40,000,000	-	40,000,000
Issue of shares upon vesting of RSU’s	22	2,535	8,630,365	-	-	-	(8,632,900)	-	-	-	-
Issue of shares acquisition of copper	22	2,000	15,798,000	-	-	-	-	-	15,800,000	-	15,800,000
Issue of shares Tanbreez acquisition	22	14,500	164,995,500	-	-	-	-	-	165,010,000	24,506,436	189,516,436
Issue of shares acquisition 60 North Greenland ApS	22	150	1,999,850	-	-	-	-	-	2,000,000	-	2,000,000
Issue of shares upon conversion of warrants	22	3,338	64,853,317	-	-	-	-	-	64,856,655	-	64,856,655
Issue of shares upon conversion of warrants (cashless)	22	874	22,195,929	-	-	-	(31,678)	-	22,165,125	-	22,165,125
Issue of RSUs to Directors and management	25	-	-	-	-	-	61,913,426	-	61,913,426	-	61,913,426
Issue of warrants PIPE (Brokers)	24	-	-	-	-	-	3,661,200	-	3,661,200	-	3,661,200
Issue of shares by subsidiary		-	-	-	-	-	-	(298,415)	(298,415)	298,415	-
Capital raising costs		-	(3,000,000)	-	-	-	-	-	(3,000,000)	-	(3,000,000)
At 30 June 2026		186,284	629,588,427	45,734,183	43,998,710	(8,119,372)	61,653,123	(429,055,181)	343,986,174	24,069,140	368,055,314

The above Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

	Note	30 June 2026 $	30 June 2025 $	30 June 2024 $
Cash flows from operating activities
Payments to suppliers and employees		(29,308,138)	(7,448,892)	(2,596,997)
Proceeds from related party borrowings
Interest received from bank accounts		1,880,176	56,001	-
Finance costs		(9,786)	(8,031)	-
Grants received		7,969	98,722	75,322
VAT refund received		500	49,895	7,027
Tax paid		-	-	(658,472)
Merger expenses paid		(2,241,109)	(7,244,846)	(11,949,234)
Net cash (used in) operating activities	28	(29,670,388)	(14,497,151)	(15,122,354)

Cash flows from investing activities
Payment for property, plant and equipment		(9,788,334)	(2,076)	-
Payments for exploration and evaluation		(3,162,601)	(1,040,142)	(1,068,572)
Investment in equity-accounted joint venture		(20,102,578)	(5,268,316)	(5,000,000)
Costs associated with Obeikan joint venture		(272,807)	(384,685)	-
Investment in 60 North Greenland ApS		(5,423,067)	-	-
Cash at acquisition of Tanbreez	31	1,762,010	-	-
Cash at acquisition of Sizzle merger	30	-	-	9,835,289
Net cash (used in) provided by investing activities		(36,987,377)	(6,695,219)	3,766,717

Cash flows from financing activities
Cash from the issue of shares	22	144,999,998	24,550,000	1,060,938
Cash from the exercise of warrants for shares	22	23,421,154	2,709,251	6,170,683
Payment for share issue costs		(5,100,000)	(1,643,000)	-
Transfer of cash from unrestricted to restricted		(68,673)	-	(15,000,000)
Cash received in respect of offtake prepayment		-	-	15,000,000
Funding from related party	19	(54,251)	1,585,995	4,234,254
Proceeds from capital contributions		-	-	1,127,417
Repayment of lease liability		(13,845)	(12,567)	(24,483)
Net cash provided by financing activities		163,184,383	27,189,679	12,568,809

Net increase in cash and cash equivalents		96,526,618	5,997,309	1,213,172
Cash and cash equivalents at beginning of year		7,297,328	1,259,242	137,451
Effects on exchange rate fluctuations on cash held		(1,347,368)	40,777	(91,381)
Cash and cash equivalents at end of year	6	102,476,578	7,297,328	1,259,242

The above Consolidated Statements of Cash Flows is to be read in conjunction with the

Notes to the Consolidated Financial Statements.

CRITICAL METALS CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (CRML or the Company), and its subsidiaries as disclosed in Note 33 (the Group) for the years ended 30 June 2026, 30 June 2025 and 30 June 2024 was authorised for issue in accordance with a resolution of the directors on 25 September 2026.

On 26 October 2022, European Lithium Ltd (ASX: EUR) (EUR) announced that it had entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company (Sizzle), pursuant to which EUR would sell its subsidiaries that held the Wolfsberg Lithium Project (the Wolfsberg Project) and certain other mineral permits prospective for lithium in Austria in consideration for the issuance of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023, and Sizzle shareholders approved the Transaction at a special meeting on 22 February 2024. CRML commenced trading on Nasdaq on 28 February 2024.

The nature of the key operations and principal activities of the Group during the fiscal year ended 30 June 2026 was:

▪	A 92.5% interest in Tanbreez Mining Greenland A/S, an entity which holds an exploitation permit for rare earths in Greenland.

▪	The development of the wholly-owned Wolfsberg Project located in Carinthia, Austria. The Group has legal right and tenure over the Wolfsberg Project through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2029 and 20 mining licenses which are valid until 31 December 2027.

The Company is a public company limited by shares incorporated and domiciled in the British Virgin Islands. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

The consolidated financial statements of the Company have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended 30 June 2026, the Group incurred a loss after income tax of $228,243,769 (30 June 2025: $51,871,823 loss), net cash outflows from operating activities of $29,670,388 (30 June 2025: $14,497,151), a working capital surplus (excluding liability that will be settled in CRML shares) of $79,626,549 (30 June 2025: $15,557,835 deficit) and at that date had cash on hand of $102,476,578 (30 June 2025: $7,297,328).

The Group’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from the exercise of warrants, continued support from related party creditors and managing exploration and operational costs in accordance with available cash. However, successful implementation and timing of these items is uncertain in material ways.

Such a material uncertainty may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Notwithstanding the material uncertainty described above, the Directors have concluded that the Group will be able to continue as a going concern for at least twelve months from the date of approval of these financial statements, and accordingly the financial statements have been prepared on a going concern basis.

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

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the year ended 30 June 2026, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Group and effective for the full year reporting periods beginning on or after 1 July 2025. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2025 with no material impact on the amounts presented and the disclosures included in the financial report.

Title	Summary	Application date of standard	Application date for the Group
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments)

The Amendments clarify

▪      the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer.

▪      the requirements for assessing contractual cash flow characteristics of financial assets.

▪      characteristics of non-recourse loans and contractually linked instruments.

The Amendments also introduce certain disclosure requirements for financial instruments.

		This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 January 2026

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2026 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

Title	Summary	Application date of standard	Application date for the Group
IFRS 18 Presentation and Disclosure in Financial Statements	This Standard sets out significant new requirements for how financial statements are presented, with particular focus on the statement of profit or loss, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, as well as disclosures related to management-defined performance measures.	The Company is evaluating the impact of the standard on the Group’s financial statements and disclosures	1 January 2027

d)	Principles of consolidation

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 33 to the consolidated financial statements.

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

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro, the DKK and US Dollar has been determined as the functional currency of various entities within the Group, because the Euro and US Dollar is the currency that mainly influences labour, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

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

Deferred taxation

Potential future income tax benefits have not been brought to account at 30 June 2026 and 30 June 2025 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Asset Acquisition not Constituting a Business

In determining when an acquisition is determined to be an asset acquisition and not a business, significant judgement is required to assess whether the assets acquired constitute a business in accordance with IFRS 3. Under IFRS 3, a business is an integrated set of activities and assets that is capable of being conducted or managed for the purpose of providing a return, and consists of inputs and processes, which, when applied to those inputs, has the ability to create outputs. Management determined that the acquisition of Tanbreez Mining Greenland A/S was an asset acquisition.

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

Inventory

The key assumptions, which require the use of management judgement, are the variables affecting costs recognised in bringing the inventory to its location and condition for sale, estimated costs to sell and the expected selling price. These key assumptions are reviewed at least annually.

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

The following estimated useful life are used in the calculation of depreciation:

Plant and equipment (office)	3 years
Plant and equipment (site)	5 years
Buildings	20 years

l)	Inventory, net

Inventories are valued at the lower of cost and net realisable value. The net realisable value of inventories is the estimated selling price in the ordinary course of business less estimated costs to sell.

Costs incurred in bringing CRML’s inventory to its present location and condition are accounted for on a weighted average basis.

Inventory classified as non-current represent inventories not expected to be consumed or processed within the next 12 months and relate to ultra-high-grade copper powder.

m)	Financial instruments

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

n)	Impairment of assets

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

During the years ended 30 June 2026 and 2025 the Group has undertaken a review for the impairment of assets.

o)	Income tax

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

Deferred tax liabilities are recognised for all taxable temporary differences except:

▪	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

▪	When the taxable temporary difference arises from the initial recognition of goodwill; or

▪	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

▪	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

▪	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

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

p)	Value added tax (VAT)

Revenues, expenses and assets are recognised net of the amount of VAT except:

▪	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

▪	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

q)	Leases

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

r)	Foreign Currency

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

Functional and presentation currency

Items included in the consolidated financial statements of European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH are measured in Euro, which is the currency of the primary economic environment in which they operate (the functional currency).

Items included in the consolidated financial statement of Tanbreez Mining Greenland A/S are measured in DKK, which is the currency of the primary economic environment in which it operates (the functional currency).

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

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

▪	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

▪	all resulting exchange differences are recognised in other comprehensive income.

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

s)	Trade and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

t)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

▪	the rights to tenure of the area of interest are current; and

▪	at least one of the following conditions is also met:

o	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

o	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

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

u)	Investment in equity-accounted joint venture

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

v)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

w)	Warrants Liability

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

x)	Segment reporting

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

Minerals Exploration covers the Group’s main project including:

●	Wolfsberg (Austria)

●	Tanbreez (Greenland)

●	Eastern Alps Projects (Austria)

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

a)	Segment assets

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	30 June 2026 $	30 June 2025 $
Geographical information
Germany	15,800,000	-
Greenland	311,543,060	107,856,418
Austria	71,964,286	55,557,718
	399,307,346	163,414,136

4.	EXPENSES FROM CONTINUING OPERATIONS

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Consultants and professional services
Taxation advisors	(25,928)	(36,037)	(2,811)
Strategy advisors	(146,195)	(292,553)	(17,551)
Legal fees	(5,051,714)	(11,249,177)	(1,271,314)
Accounting fees	(678,504)	(336,934)	(59,059)
Government affairs	(111,000)	(168,033)	-
Corporate advisory	(3,961,479)	-	-
General	(643,608)	(255,467)	(32,910)
	(10,618,428)	(12,338,201)	(1,383,645)

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Directors’ fees
Directors’ fees	(1,070,833)	(1,391,263)	(136,901)
	(1,070,833)	(1,391,263)	(136,901)

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Finance expenses
Issue of 1,000,000 warrants to Empery	-	-	(365,000)
Issue of 1,814,797 warrants to GEM	-	-	(27,200,000)
Issue 600,000 warrants to PIPE brokers (note 24)	(3,661,200)	-	-
Issue of 10,000,000 warrants liability to PIPE investors (note 21)	(2,100,000)	-	-
Issue of PIPE warrants to broker	-	(25,703)	-
Establishment fees associated with loan facility (note 29)	(15,249)	(313,931)	-
GEM payable (note 16)	(8,714,110)	(480,000)	(1,145,000)
GEM payable – Interest (note 16)	(176,438)	590,168	(999,620)
Interest expense – leased assets	(2,038)	(2,851)	(7,891)
Interest expenses – loan with related party (note 19)	(9,786)	(8,031)	-
Bank fees	(132,724)	(55,910)	(60,827)
Other expenses	(175,450)	(169,841)	(50,528)
	(14,986,995)	(466,099)	(29,828,866)

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Merger Expenses
Merger expenses	(2,535,670)	(3,000,000)	(9,373,737)
	(2,535,670)	(3,000,000)	(9,373,737)

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Listing Expenses
IFRS 2 listing expenses (note 30)	-	-	(67,797,276)
Settlement of liabilities relating to the listing of the Company (previously disclosed as a contingent liability) (i)	(15,500,000)	-	-
Issue of 122,549 shares to GEM to settle financing costs	-	-	(1,875,000)
Loss on extinguishment of liabilities	-	-	(6,334,883)
	(15,500,000)	-	(76,007,159)

(i)	The amount includes $2,500,000 paid to CCM and $13,000,000 estimated settlement with Jett Capital. These costs were attributable to the Sizzle Business Combination which was completed on 28 February 2024. Refer to note 16 for further details.

5.	INCOME TAX

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	-	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Group’s effective income tax rate for the year is as follows:

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Loss from ordinary activities before income tax expense	(228,243,769)	(51,871,823)	(139,446,204)
Domestic tax rate for the Company	(57,060,943)	(12,967,956)	(34,861,551)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-temporary tax adjustments	48,698,576	9,357,956	-
Non-deductible fair value adjustments on restructure	-		30,745,254
Current year deferred tax assets (non-tax losses) not recognised	8,492,013	3,765,740	4,095,259
Accounting differences between IFRS and Austrian GAAP	(118,312)	(171,369)	-
Tax rate differential	(11,334)	15,629	21,038
	-	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Unrecognised temporary differences
Deferred tax assets at the respective rates of 0%, 21% and 23.0% (2025: 23.0%) as described below
Start-up organisational expenses	23,578,464	23,562,382	14,548,197
Exploration costs deducted for tax purposes	(18,773,790)	-	-
Property, plant and equipment deducted for tax purposes	(453,825)	-	-
Unrealised exchange rate positions	(522,296)	-	-
Carry forward tax losses	79,105,446	29,774,922	23,432,928
	82,933,999	53,337,304	37,981,125

Deferred tax liabilities at the respective rates of 0%, 21% and 23.0% (2025: 23.0%) as described below
Prepayments	-	-	-
Net unrecognised deferred tax asset/(liability)	19,715,881	12,215,209	8,768,199

Potential future income tax benefits arising from tax losses have not been brought to account at 30 June 2026, 2025 and 2024 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

▪	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

▪	the Group continues to comply with the conditions for deductibility imposed by law; and

▪	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Group is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

▪	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (30 June 2025: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2026 a tax rate of 23% was used (30 June 2025: 23%) based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

▪

Greenland - All tax items are related to Greenland where the corporate income tax rate is 25%. According to Greenland Tax legislation, tax losses can be carried forward indefinitely subject to the condition that the primary business objective of the Company remains the same and the shareholder structure remains the same as the period of the realized loss to the period where the loss is utilized. If changes occur in the primary business objective or shareholder structure, then the loss can be maintained subject to application and the determination of the Greenland Tax Agency. The Company has received approval from the Greenland Tax Agency confirming that the losses can be maintained following the Heads of Agreement entered into on 5 June 2024 (refer to note 13). This means that should the temporary differences related to the mine-asset and/or the unrealized exchange rate differences be realized, the tax losses can be utilized. However, given the fact that the Company is not currently earning revenue, management has found that the net value of the deferred tax asset DKK 8,811,906 (US$1,344,751) should be recognized in the financial statements at 30 June 2026.

▪	United States - The profits are taxed at the rate of 21% at the US Federal taxation level, without being subject to state taxation in the United States.

▪	United Kingdom – Profits are taxed at the rate of 25%.

▪	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

6.	CASH AND CASH EQUIVALENTS

	30 June 2026 $	30 June 2025 $
Cash at bank	102,476,578	7,297,328
	102,476,578	7,297,328

Cash at bank earns interest at floating rates based on daily bank deposit rates.

7.	OTHER RECEIVABLES

	30 June 2026 $	30 June 2025 $
Security deposit	13,673	4,650
GST / VAT receivable	32,416	32,916
Other receivables	1,159,996	10,328
	1,206,085	47,894

These amounts arise from the usual operating activities of the Group and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

8.	PREPAID EXPENSES

	30 June 2026 $	30 June 2025 $
Prepaid directors and officers’ insurance	777,593	878,680
Other prepaid expenses	160,847	84,222
	938,440	962,902

9.	RESTRICTED CASH AND OTHER DEPOSITS

	30 June 2026 $	30 June 2025 $
Funds held on deposit against offtake prepayment (i)	15,269,272	15,447,516
Term deposits (ii)	22,015	22,662
Funds held as security against credit card facility (iii)	68,673	-
	15,359,960	15,470,178

(i)

On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The Balance at 30 June 2026 includes accrued interest of $269,272. As of 30 June 2026, the funds were held in a deposit account secured against a US $15 million bank guarantee (note 19) and are to be offset against LiOH delivered to BMW.

(ii)	Restricted cash relates to the bank guarantees provided by ECM Lithium to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

(ii)	Restricted cash relates to the restricted cash to the value of 450,000 DKK in respect to the establishment of a credit card facility for Tanbreez Mining Greenland A/S. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

10.	PROPERTY AND PLANT AND EQUIPMENT

	30 June 2026 $	30 June 2025 $
Cost	9,564,695	35,965
Cost – Assets under construction	7,265,998	-
Accumulated depreciation	(74,928)	(33,949)
Net of accumulated depreciation	16,755,765	2,016

	Plant and Equipment (Office)	Plant and Equipment (Site)	Vessel	Buildings	Camp	Total
	USD	USD	USD	USD	USD	USD
Carrying value at beginning of period (1 July 2025)	2,016	-	-	-	-	2,016
Balance at acquisition of Tanbreez (note 31)	4,408	2,104,826	-	3,718,380	2,312,144	8,139,758
Additions	64,054	122,429	8,565,145	-	-	8,751,628
Depreciation charge for the period	(7,076)	(6,391)	-	(5,976)	-	(19,443)
Foreign exchange	185	(51,716)	-	(9,695)	(56,968)	(118,194)
Carrying value at end of period (30 June 2026)	63,587	2,169,148	8,565,145	3,702,709	2,255,176	16,755,765

	Plant and Equipment (Office)	Plant and Equipment (Site)	Vessel	Buildings	Camp	Total
	USD	USD	USD	USD	USD	USD
Carrying value at beginning of period (1 July 2024)	853	-	-	-	-	853
Additions	1,131	-	-	-	-	1,131
Loss on disposal of fixed asset	945	-	-	-	-	945
Depreciation charge for the period	(1,088)	-	-	-	-	(1,088)
Foreign exchange	175	-	-	-	-	175
Carrying value at end of period (30 June 2025)	2,016	-	-	-	-	2,016

11.	INVENTORY, NET

	30 June 2026 $	30 June 2025 $
Copper	15,800,000	-
	15,800,000	-

On 21 November 2025, the Company entered into an Asset Sale Agreement (the ASA) with Swiss Commodity Re Limited and purchased 40kg of ultra-high-purity copper powder from the seller. The transaction was completed on 16 December 2025 when the Company issued a total of 2,000,000 ordinary shares to the seller. The cost of the ultra-high-grade copper powder is $15,800,000, being 2,000,000 shares at $7.90 per share, which was determined to be the fair value of the shares as at the date of acquisition (refer note 22). The inventory has been classified as a non-current asset because there are no specific plans for the inventory to be sold or consumed within 12 months.

There were no inventories recognised as an expense during the year ended 30 June 2026. No inventories were written down to net realisable value.

12.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	30 June 2026 $	30 June 2025 $
Exploration and evaluation phases:
Balance at beginning of year	39,712,591	35,213,542
Expenditure incurred	3,975,288	1,040,142
Transfer from accounting for investment in joint venture (note 13)	307,495,098	-
Foreign exchange movement	(7,225,925)	3,458,907
Balance at end of year	343,957,052	39,712,591

Exploration is the search for potential mineralisation after the Group has obtained legal rights to explore in a specific area. This includes topographical, geological, geochemical and geophysical studies and exploratory drilling, trenching and sampling.

Evaluation is the determination of the technical feasibility and commercial viability of a particular prospect. Activities conducted during the evaluation phase include the determination of the tonnage and grade and/or quality of the deposit, examination and testing of extraction methods and metallurgical or treatment process, surveys of transportation and infrastructure requirements, and market and finance studies.

Exploration and evaluation expenditure is capitalised as incurred. Capitalised exploration and evaluation expenditures are reviewed to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Once the technical feasibility and commercial viability of an area of interest are demonstrated, exploration and evaluation assets attributable to that area of interest are tested for impairment. The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

At 30 June 2026 and 30 June 2025 the Group determined whether facts and circumstances suggested that the carrying amount of the capitalised exploration and evaluation exceeds the asset’s recoverable amount. In both years the entity determined that no such facts and circumstances existed and therefore was not required to perform impairment testing, including determining the asset’s recoverable amount.

13.	INVESTMENT IN EQUITY-ACCOUNTED JOINT VENTURE

	30 June 2026 $	30 June 2025 $
Shares in Tanbreez Mining Greenland A/S (i)	-	107,856,418
Shares in 60 North Greenland ApS (ii)	7,423,067	-
Investment in joint venture accounted for using the equity method	7,423,067	107,856,418

(i)	Tanbreez Mining Greenland A/S (Tanbreez) is a company incorporated and domiciled in Greenland.

(ii)	60 North Greenland ApS is a company incorporated and domiciled in Greenland.

a)	Movement in the carrying amount of the investment in joint venture

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	107,856,418	5,000,000
Purchase of unlisted investments (i)	-	96,850,000
Cash investments	12,000,000	2,060,000
Invoices paid by the Company on behalf of the joint venture	8,102,578	3,244,440
Initial investment in 60 North Greenland ApS (ii)	7,000,000	-
Sign-on bonus contribution	423,067	-
Share of profits of joint venture recognised during the year	(1,054,949)	701,978
Loan funding eliminated on consolidation	(15,407,018)
Transferred on obtaining control (cessation of equity accounting (note 31))	(111,497,029)	-
Investment in joint venture accounted for using the equity method	7,423,067	107,856,418

(i)

On 5 June 2024, CRML entered into a Heads of Agreement (HOA) to acquire 92.5% of the issued capital of Tanbreez Mining Greenland A/S from Rimbal Pty Ltd, which was the registered holder of 92.5% of the issued capital of Tanbreez. The HOA was comprised of the following stages:

1.	Initial Investment of US$5,000,000 to acquire a 5.55% equity interest in Tanbreez

2.

Stage 1 interest – Issue of US$90,000,000 of shares in CRML to acquire a 36.45% equity interest in Tanbreez. On July 23, 2024, in exchange for the 36.45% interest in Tanbreez described above, the Company issued approximately 8.4 million ordinary shares to Rimbal.

Under the terms of the HOA, if the closing price of CRML shares upon expiration of the lock up period, being 28 February 2025, was less than the issue price of shares issued under the Stage 1 interest, then CRML was required to issue to the seller an additional number of shares equal to the difference between the Stage 1 interest in shares and the value of these shares at the end of the lock up period, provided however that this number of shares does not exceed 5,000,000 shares. On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of $1.37 per share equating to a deemed value of $6,850,000 (note 22).

3.	Stage 2 interest – Issue 14,500,000 ordinary shares to acquire a 50.5% equity interest in Tanbreez.

On 29 April 2026, the Company completed the issue of Stage 2 interest through the issue of 14,500,000 shares to Rimbal. Consequently, the Company consolidates its interest in Tanbreez from this date and transferred its investment in joint venture to the underlying assets and liabilities recognized at this date (note 31).

(ii)

Investment in Joint Venture

On 6 May 2026, the Company completed the acquisition of 70% of the issued capital of 60 North Greenland ApS (“60 North”) from Rasmus Christian Rasmussen pursuant to a share purchase agreement (SPA). 60 North is a Greenland-based provider of construction, logistics, drilling, and project development services supporting mineral exploration and mining operations across the region.

The consideration comprised the following:

1.	Cash payment of US$5,000,000

2.	The issue of CRML shares to the value of US$2 million based on CRML’s closing share price on Nasdaq on 5 May 2026 of US$13.31, resulting in the issuance of 150,262 ordinary shares (note 22)

In addition to the consideration paid for the acquisition of equity interest in 60 North, CRML agreed to fund a sign on bonus to the value of 2.7m DKK (US$423k) to the 60 North COO pursuant to an executive service agreement.

Under the terms of the SPA, CRML has the right to appoint two members of the board of directors of 60 North, and the operating parties jointly have the right to appoint two members of the board of directors. In addition, the operating parties shall have the right to appoint one additional member as chairman of the board of directors of 60 North, provided that such chairman shall at all times be independent. Under the terms of the shareholder agreement, a 75% majority vote is required in relation to restricted matters. Consequently, CRML does not have the power to make those decision unilaterally given it only has the right to appoint 2 out of the five members of the board of directors. The board of 60 North currently consists of Rasmus Christian Rasmussen (Chairman), Malik Vahl Rasmussen, Bjarke Fuglsang, Tony Sage and Malcolm Day.

As at 30 June 2026, the Group held an interest of 70% in 60 North and has assessed that it has joint control of 60 North because there is a requirement for the unanimous consent of all directors of 60 North.

b)	Summarised financial information based on unaudited accounts

Tanbreez Mining Greenland A/S

	30 June 2026 $	30 June 2025 $
Current assets	-	996,563
Non-current assets	-	36,097,737
Current liabilities	-	(33,568,680)
Equity	-	(3,525,620)
Group’s carrying amount of the investment	-	107,856,418

	30 June 2026 $	30 June 2025 $
Revenue and other income	(547,477)	2,989,508
Depreciation	(472,765)	(154)
Profit before tax	(2,511,434)	1,671,378
Income tax expense	-	-
Profit/(loss) for the year	(2,511,434)	1,671,378
Total comprehensive income/(loss) for the year	-	-
Group’s share of profit for the year	(1,054,949)	701,979

The joint venture has no contingent liabilities or capital commitments as at 30 June 2026.

60 North Greenland ApS

	30 June 2026 $	30 June 2025 $
Current assets	762,922	-
Non-current assets	11,568,618	-
Current liabilities	(3,303,146)	-
Non-current liabilities	(3,331,532)	-
Equity	(5,696,862)	-

60 North Greenland ApS has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2026.

	30 June 2026 $	30 June 2025 $
Revenue and other income	13,755,308	-
Depreciation	(446,976)	-
Profit before tax	1,278,643	-
Income tax expense	-	-
Profit for the year	1,278,643	-
Total comprehensive profit for the year	1,278,643	-
Group’s share of profit for the year	-	-

14.	INVESTMENT IN EQUITY-ACCOUNTED ASSOCIATE

	30 June 2026 $	30 June 2025 $
Investments in equity accounted associate and joint venture	-	350,068

a)	Investment details

	30 June 2026	30 June 2025
Percentage held at reporting date – EV Resources (i)	20%	20%

(i)	Investment in Associate The Group holds a 20% interest in EV Resources GmbH, the holder of the Eastern Alps Projects which lies 20km to the east of the Wolfsberg Project.

b)	Movement in the carrying amount of the equity accounted associates

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	350,068	343,239
Share of net income/(losses) recognised during the year	(70,682)	6,829
Impairment of investment	(279,386)	-
Balance at end of year	-	350,068

c)	Summarised financial information based on unaudited accounts

EV Resources GmbH

	30 June 2026 $	30 June 2025 $
Current assets	2,546	9,054
Non-current assets	-	343,337
Current liabilities	(498,656)	(458,052)
Non-current liabilities	-	-
Equity	496,110	105,662

EV Resources GmbH has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2026.

	30 June 2026 $	30 June 2025 $
Revenue and other income	-	-
Depreciation	-	-
Loss before tax	(353,408)	34,145
Income tax expense	-	-
Loss for the year	(353,408)	34,145
Total comprehensive (loss) for the year	-	-
Group’s share of (loss) for the year	(70,682)	6,829

d)	Impairment assessment

The carrying amount of the investments in associates were assessed for impairment at 30 June 2026. As at 30 June 2026, management are of the view that the carrying value of the investment in EV Resources GmbH should be impaired to nil as a result of EV Resources GmbH impairing it’s carrying value of capitalized exploration expenditure to nil at 30 June 2026.

15.	RIGHT OF USE ASSET

	30 June 2026 $	30 June 2025 $
Cost	53,298	54,863
Accumulated amortisation	(41,796)	(31,998)
	11,502	22,865

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	22,865	30,871
Additions	-	-
Amortisation	(10,953)	(10,161)
Foreign exchange	(410)	2,155
Balance at end of the year	11,502	22,865

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received

16.	TRADE AND OTHER PAYABLES

	30 June 2026 $	30 June 2025 $
Trade payables	1,744,828	2,910,197
GEM commitment Fee Put Amount payable (i)	-	3,909,452
Other payables	185,159	(93,705)
Accruals (ii)	15,739,364	9,769,032
Excise tax payable	1,541,438	1,476,807
	19,210,789	17,971,783

(i)	On July 4, 2023, CRML entered into an agreement with affiliates of GEM Global Yield LLC (the GEM Agreement), pursuant to which the Company was entitled to draw up to $125 million of gross proceeds in exchange for the issuance of ordinary shares of the Company. Beginning in March 2025, the Company and GEM were engaged in various disputes regarding the GEM Agreement. On 5 March 2026, the Company and the GEM investor reached an agreement to settle the dispute. Under the settlement agreement, GEM exercised in full its warrant to purchase ordinary shares in the Company, which was originally issued in February 2024, pursuant to which it received 1,409,624 ordinary shares. The Company also issued 2,744,062 ordinary shares to GEM for no additional consideration. (refer to note 21)

(ii)	Included in accruals is an estimated amount of $13,000,000 for settlement of a liability with one of the Company’s financial advisors which was previously disclosed as a continent liability (refer to note 4). The parties have agreed in principle on the amount which is to be settled in cash and equity with the number of shares to be determined at the date of execution of the agreement. The parties are in the process of finalizing the agreement and the terms and conditions regarding share pricing and share registration rights.

17.	PROVISIONS

	30 June 2026 $	30 June 2025 $
Employee entitlements	11,922	10,484
Interest and penalties on taxes	94,470	16,970
	106,392	27,454

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	27,454	24,200
Movement in the provision for interest and penalties on taxes	77,500	-
Movement in employee entitlements	1,438	3,254
Balance at end of year	106,392	27,454

18.	LEASE LIABILITY

	30 June 2026 $	30 June 2025 $
Lease liability – Current	6,244	11,870
Lease liability – Non-Current	7,614	14,208
	13,858	26,078

ECM Lithium has entered into a long term agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cashflows $	Carrying amount of lease liabilities $
Lease liability
	2026	6,734	6,734	1,122	-	14,591	13,858
	2025	6,932	6,932	15,019	-	28,883	26,078

19.	FUNDING FROM RELATED PARTY

	30 June 2026 $	30 June 2025 $
Working capital advance from parent – European Lithium Ltd	5,671,129	5,854,852
Working capital advance from parent – Tanbreez Mining Greenland A/S	803,955	-
	6,475,084	5,854,852

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	5,854,852	4,268,857
Working capital advance from parent (i)	4,445,741	3,910,441
Repayment of working capital advances from parent (cash)	(4,499,992)	(2,254,980)
Repayment of working capital advances from parent (non-cash) (note 25)	(290,223)	-
Balance at acquisition of Tanbreez (note 31) (ii)	824,267	-
Interest on loan (ii)	9,786	-
Foreign exchange	130,653	(69,466)
Balance at end of year	6,475,084	5,854,852

(i)	On 26 October 2022, EUR announced that it had entered into a business combination agreement with Sizzle, pursuant to which EUR would sell its subsidiaries that held the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria in consideration for the issuance of shares in the Company. The Transaction was approved by EUR shareholders on 20 January 2023, and Sizzle shareholders approved the Transaction at a special meeting on 22 February 2024. CRML commenced trading on Nasdaq on 28 February 2024.

EUR has provided funding to CRML to cover certain operational expenses since closing of the Transaction. Included in the balance is an amount of $290,223 which relates to the share based payment expense for the issue of 150,000 RSU’s and 180,000 PVO’s to Geosan Consulting which is an entity formally engaged by EUR for the provision of technical consulting services. As of 30 June 2026, a total of $5,671,129 is repayable to EUR. The funds advanced are repayable on demand.

(ii)

On 11 September 2025, Tanbreez Mining Greenland A/S entered into a loan agreement with EUR for AUD$1,100,000.  The loan is secured and accrues interest at 7.5% per annum and is repayable on 11 September 2030.  As of 30 June 2026, the balance of the loan was US$803,955 (AUD$1,166,000).

20.	OFFTAKE PREPAYMENT

	30 June 2026 $	30 June 2025 $
Bank guarantee issued against offtake prepayment (note 9)	15,000,000	15,000,000
	15,000,000	15,000,000

21.	WARRANTS LIABILITY

	30 June 2026 $	30 June 2025 $
Unlisted warrants (7.00 exp. 7/2/2029) (a)	10,501,959	8,165,820
Unlisted warrants ($7.00 exp. 6/10/2031) (b)	57,216,086
Unlisted warrants ($5.00 exp. 27/02/2027) (c)	-	27,200,000
Unlisted warrants ($5.00 exp. 18/6/2029) (d)	-	2,023,500
Listed warrants ($11.50 exp. 27/2/2029) (e)	27,348,967	3,529,803
	95,067,012	40,919,123

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	40,919,123	37,864,064
Issue of unlisted warrants PIPE	-	3,104,593
Issue of unlisted warrants PIPE (derivative liability) (b)	34,995,000	-
Exercise of warrants (note 22)	(74,519,164)	-
Settlement of GEM dispute (note 16)	(27,200,000)	-
(Gain)/loss on fair value of warrants (i)	120,872,053	(49,534)
Balance at end of year	95,067,012	40,919,123

(i)	Comprises loss on fair value of warrants classified as a level 1 measurement ($23,973,908) and loss of fair value of warrants classified as a level 3 measurement ($96,898,145)

a)	PIPE Warrants issued on 7 February 2025

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

During the fiscal year ended 30 June 2026, a total of 3,315,000 warrants were exercised, raising funds of $23,205,000 for the Company.

The fair value of the warrants granted is estimated as at 30 June 2026 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,595,000
Dividend yield	0.00%
Expected volatility	90%
Risk-free interest rate	4.146%
Expected life of warrants	2.60 years
Exercise price	$7.00
Share price at 30 June 2026	$10.25

b)	PIPE Warrants issued on 6 October 2025

On 6 October 2025, a total of 10,000,000 warrants were issued to the October PIPE investor. The unlisted warrants are exercisable at US$7.00 each (subject to adjustments) on or before 6 October 2031.

The PIPE Investor Warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	10,000,000
Dividend yield	0.00%
Expected volatility	87.5%
Risk-free interest rate	3.810%
Expected life of warrants	6.00 years
Exercise price	$7.00
Implied issue date share price	$7.98

As the fair value determined using the Black Scholes Model of the Warrants issued to the PIPE broker was in excess of the valuation, the difference in fair value of the derivative liability and consideration received (the Calibration Allowance) is deferred and amortised over the 6 years that the warrant are exercisable.

As at 30 June 2026 the fair value of the warrants is as follows:

Assumptions
Number warrants issued	9,990,000
Dividend yield	0.00%
Expected volatility	90%
Risk-free interest rate	4.205%
Expected life of warrants	5.26 years
Exercise price	$7.00
Share price at 30 June 2026	$10.25

As at 30 June 2026 the roll-forward of the balance of Calibration Allowance is as follows:

Initial amount of Calibration Allowance as of 6 October 2025	26,025,000
Amortization of Calibration Allowance related to 10,000,000 warrants outstanding	(3,197,211)
Balance of Calibration Allowance at 30 June 2026	22,827,789

c)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, a total of 1,814,797 warrants were issued to GEM Global Yield LLC SCS (GEM) in connection with a credit facility to be made available to the Company. The unlisted warrants had an initial exercise price of $10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because they convert into a variable number of shares and its value varies with the Company’s share price.

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

From 1 March 2025 the GEM Investor has the right require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000. Accordingly, the GEM Warrants were valued at the higher amount of the fair value of the warrant and US$27,200,000.

On the 5 March 2026, the Company executed a settlement deed with GEM. Under the settlement agreement, GEM exercised in full its warrant to purchase ordinary shares in the Company, pursuant to which it received 1,409,624 ordinary shares.

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

On 15 October 2025, Empery exercised all 1,000,000 of the warrants utilising the cashless exercise facility which resulting in the issuance of 835,474 CRML shares to Empery.

e)	Listed warrants

At closing of the Transaction, a total of 7,750,000 listed warrants with a carrying value of $919,150 (note 30) were issued to Sizzle warrant holders to replace the existing Sizzle public warrants on issue. The listed warrants are exercisable at $11.50 each on or before 27 February 2029 and trade under the ticker CRMLW. The public warrants are valued at the closing warrant trading price at reporting date.

22.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	30 June 2026 No of shares	30 June 2026 $
Opening balance	104,790,304	197,732,356
Issue of shares suppliers (i)	500,000	6,541,000
Issue of shares PIPE (i)	14,030,301	110,004,997
Issue of shares GEM settlement	4,153,686	40,000,000
Issue of shares vesting of RSU’s	2,535,000	8,632,900
Issue of shares acquisition of copper (note 11)	2,000,000	15,800,000
Issue of shares Tanbreez acquisition (i)	14,500,000	165,010,000
Issue of shares 60 North Greenland ApS acquisition (note 32)	150,262	2,000,000
Issue of shares exercise of warrants	3,337,709	64,856,655
Issue of shares exercise of warrants (cashless)	873,942	22,196,803
Capital raising costs - Cash	-	(3,000,000)
Total share capital	146,871,204	629,774,711

	30 June 2025 No of shares	30 June 2025 $
Opening balance	80,994,098	51,508,320
Issue of shares Tanbreez acquisition	8,395,523	90,000,000
Issue of shares suppliers	950,365	1,997,000
Issue of shares PIPE	4,910,000	24,550,000
Issue of shares Directors	560,310	1,297,099
Issue of shares vesting of RSU’s	2,380,008	24,438,104
Issue of shares Tanbreez make good provisions	5,000,000	6,850,000
Issue of shares upon conversion of warrants	1,600,000	2,000,000
Issue of warrants PIPE (Investors)	-	(3,104,593)
Issue of warrants PIPE (Brokers)	-	(160,574)
Capital raising costs - Cash	-	(1,643,000)
Total share capital	104,790,304	197,732,356

(i)	During the year ended 30 June 2026, the following shares were issued:

▪	500,000 shares to Mathew August for the provision of marketing related services to the Company comprising:

o	100,000 shares issued on 22 October 2025. The fair value of these shares on the issue date was $15.05 which resulted in a loss in the extinguishment of liabilities of $326,000

o	400,000 shares issued on 2 February 2026. The fair value of these shares on the issue date was $12.59 which resulted in a loss in the extinguishment of liabilities of $1,844,000

▪	14,030,301 shares to participants in the PIPE raising funds of $110,004,980 (before expenses)

▪	4,153,686 shares to GEM in respect to the GEM settlement (note 16)

▪	2,535,000 shares issued upon the vesting of RSU’s

▪	On 16 December 2025, the Company issued 2,000,000 ordinary shares for the acquisition of ultra-high-grade copper powder inventory. Due to the highly specialised nature of the inventory and the fact that there is no observable market for ultra-high-grade copper powder and significant variations in pricing based on known market transactions, the Company has determined the cost of the inventory based on the fair value of the shares issued to the seller. Consequently, the cost of the ultra-high-grade copper powder is $15,800,000 being 2,000,000 shares at $7.90 per share, being the fair value of the shares as at the date of acquisition (note 6)

▪	14,500,000 shares issued upon the stage 2 acquisition of Tanbreez (note 31)

▪	150,262 shares issued upon the 70% acquisition of 60 North Greenland ApS acquisition (note 32)

▪	3,337,709 shares upon the exercise of options comprising

o	3,315,000 shares upon the exercise of 3,315,000 unlisted warrants ($7.00 each expiring 7 February 2029)

o	12,709 shares upon the exercise of 12,709 listed warrants ($11.50 each expiring 27 February 2029)

o	10,000 shares upon the exercise of 10,000 unlisted warrants ($7.00 each expiring 6 October 2031)

▪	873,942 shares upon the exercise of options utilising the cashless facility comprising:

o	38,468 shares issued upon the exercise of 50,100 warrants ($7.00 each expiring 7 February 2029)

o	835,474 shares issued upon the exercise of 1,000,000 warrants ($5.00 each expiring 18 June 2029)

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 30 June 2026, all shares on issue in the Company are fully paid.

23.	UNISSUED CAPITAL

	30 June 2026 $	30 June 2025 $
Unissued capital reserve	45,734,183	45,734,183
	45,734,183	45,734,183

24.	RESERVES

	30 June 2026 $	30 June 2025 $
Foreign currency translation reserve	(8,119,372)	271,902
NASDAQ listing reserve	43,998,710	43,998,710
Share-based payment reserve	61,653,123	4,743,075
	97,532,461	49,013,687

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	271,902	(4,412,218)
Foreign currency exchange differences arising on translation of foreign operations	(8,391,274)	4,684,120
Balance at end of year	(8,119,372)	271,902

Share-based Payment Reserve

The share-based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	30 June 2026 $	30 June 2025 $
Balance at beginning of year	4,743,075	790,690
Issue of RSUs to Directors and management (note 25)	61,913,426	27,044,194
Issue of RSUs to suppliers	-	80,700
Issue of RSU’s to Directors and management in lieu of fees	-	1,079,318
Transaction costs for PIPE Warrants	-	25,703
Issue of warrants PIPE (Brokers) (i)	3,661,200	160,574
Exercise of warrants (cashless)	(31,678)	-
Issue of shares upon vesting of RSU’s	(8,632,900)	(24,438,104)
Balance at end of year	61,653,123	4,743,075

(i)	On October 6, 2025, a total of 600,000 warrants were issued to brokers of the PIPE. The unlisted warrants have an exercise price of $7.00 each on or before 6 October 2031. The warrants are classified as an equity settled share-based payment expense under IFRS 2 (note 4).

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ (note 30).

25.	SHARE-BASED PAYMENT

Total costs arising from share-based payment transactions recognised as an expense during the year were as follows:

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Issue of RSUs to Directors and management (i)	61,332,980	27,044,194	608,156
Issue of RSUs to consultant (ii)	290,223
Issue of RSU’s to suppliers – Chris Gale	-	80,700	-
Issue of shares to suppliers – Bellatrix Corporate Pty Ltd	-	807,000	-
Issue of shares to director – Tony Sage	-	1,200,000	-
Issue of shares to suppliers – Alberta Inc (iii)	4,371,000	955,000	-
Issue of shares to suppliers - Skylong Asset Limited	-	480,000	-
	65,994,203	30,566,894	608,156

(i)	RSUs to Directors and Management

On 1 November 2025, the Company issued 6,230,000 restricted stock units (RSU’s) and 7,470,000 premium vested options (PVO’s) of which 5,110,000 RSU’s and 6,030,000 PVO’s were issued to directors and KMP of the Company.

The RSU’s vest equally over a three year term and have been valued based on the trading price on the date of issue with the overall cost spread over the vesting period. An amount of $36,520,540 has been booked in the accounts at 30 June 2026.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Executives	1,831,667	1 November 2025	$12.94	1 November 2026
Executives	1,831,667	1 November 2025	$12.94	1 November 2027
Executives	1,831,667	1 November 2025	$12.94	1 November 2028
Advisors	315,000	1 November 2025	$12.94	1 November 2026
Non-Executive Directors	420,000	1 November 2025	$12.94	1 November 2026

The PVOs have an exercise price of US$12.88 per option, expire on 30 October 2035 and vest in three equal tranches subject to the achievement of specified market-based share price hurdles during the applicable performance periods.

The share price hurdle for each tranche is measured by reference to the volume-weighted average price (VWAP) of the Company’s common shares over any period of 20 consecutive trading days occurring wholly within the applicable performance period. The applicable hurdles are US$16.25, US$20.31 and US$25.39 for Tranches 1, 2 and 3, respectively.

The grant-date fair value of the PVOs was determined using a Monte Carlo Simulation (MCS) model, which takes into account the terms and conditions upon which the PVOs were granted, including the market-based vesting conditions. The resulting share-based payment expense is recognised over the applicable vesting period. An expense of $25,392,886 was recognised for the year ended 30 June 2026.

	Number of PVO’s	Grant date	Fair value at grant date $ per right	Share price hurdle		Vesting Date
Executives, Advisors and Non-Executive Directors	2,490,000	1 November 2025	$8.12	US$	16.25	31 October 2026
Executives, Advisors and Non-Executive Directors	2,490,000	1 November 2025	$8.57	US$	20.31	31 October 2027
Executives, Advisors and Non-Executive Directors	2,490,000	1 November 2025	$8.80	US$	25.39	31 October 2028

The following key assumptions were used in the Monte Carlo Simulation model in determining the grant-date fair value of the PVOs:

Tranche		1		2		3
Vesting date		31 October 2026		31 October 2027		31 October 2028
Share price at grant date	US$	12.88	US$	12.88	US$	12.88
Exercise price	US$	12.88	US$	12.88	US$	12.88
Expected volatility		118.6%		102%		97.5%
Risk-free interest rate		3.72%		3.72%		3.72%
Expected life		5 years		5 years		5 year
Expected dividend yield		Nil		Nil		Nil

Expected volatility was determined based on the Company’s historical share price volatility, the historical volatility of comparable publicly traded companies, and the implied volatility derived from the Company’s listed warrants. The risk-free rate was determined to be the yield-to-maturity of a US government bond on the Valuation Date and with a term of equal duration to each tranche. The expected life reflects the midpoint between the vesting period and contractual life and the expected dividend yield was based on the Company’s expected dividend policy and historical dividend yield.

	Number of PVOs	Weighted average exercise price
Outstanding at 1 July 2025	Nil
Granted during the year	7,470,000	US$	12.88
Exercised during the year	Nil
Forfeited/lapsed during the year	Nil
Outstanding at 30 June 2026	7,470,000	US$	12.88
Exercisable at 30 June 2026	-

(ii)	RSUs to Consultant

On 16 April 2026, the Company issued 150,000 RSU’s and 180,000 PVO’s to Geosan Consulting. Geosan Consulting is formally engaged by European Lithium Ltd and as such the total cost during the period of $290,223 was processed via the intercompany loan account (note 19).

The RSU’s vest equally over a three year term and have been valued based on the trading price on the date of issue with the overall cost spread over the vesting period. An amount of $169,700 has been booked in the accounts at 30 June 2026.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Consultant	50,000	16 April 2026	$9.27	30 April 2027
Consultant	50,000	16 April 2026	$9.27	30 April 2028
Consultant	50,000	16 April 2026	$9.27	30 April 2029

The PVO’s have an exercise price of $12.88, vest equally over a three year term, expire on 30 October 2035 and have been valued using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the PVO’s were granted with the overall cost spread over the vesting period. An amount of $120,523 has been booked in the accounts at 30 June 2026.

	Number of PVO’s	Grant date	Fair value at grant date $ per right	Vesting Date
Consultant	60,000	16 April 2026	$2.67	31 October 2026
Consultant	60,000	16 April 2026	$4.42	31 October 2027
Consultant	60,000	16 April 2026	$5.06	31 October 2028

The following key assumptions were used in the Monte Carlo Simulation model in determining the grant-date fair value of the PVOs:

Tranche	1	2	3
Vesting date	31 October 2026	31 October 2027	31 October 2028
Share price at grant date	US$9.27	US$9.27	US$9.27
Exercise price	US$12.88	US$12.88	US$12.88
Expected volatility	90%	90%	90%
Risk-free interest rate	3.885%	3.885%	3.885%
Expected life	4.54 years	4.54 years	4.54 year
Expected dividend yield	Nil	Nil	Nil

Expected volatility was determined based on the Company’s historical share price volatility, the historical volatility of comparable publicly traded companies, and the implied volatility derived from the Company’s listed warrants. The risk-free rate was determined to be the yield-to-maturity of a US government bond on the Valuation Date and with a term of equal duration to each tranche. The expected life reflects the midpoint between the vesting period and contractual life and the expected dividend yield was based on the Company’s expected dividend policy and historical dividend yield.

(iii)	Shares to Suppliers

On 22 October 2025, the Company issued 100,000 shares to Mathew August for the provision of marketing related services to the Company. The shares vested on 30 June 2026. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $1,179,000 has been booked in the accounts at 30 June 2026.

On 2 February 2026, the Company issued 400,000 shares to Mathew August for the provision of marketing related services to the Company. The shares have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of $3,192,000 has been booked in the accounts at 30 June 2026.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Alberta Inc	100,000	8 October 2025	$11.79	30 June 2026
Alberta Inc	400,000	3 October 2025	$7.98	2 February 2026

26.	LOSS PER SHARE

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Loss used in the calculation of basic and dilutive loss per share	(228,243,769)	(51,871,823)	(139,446,204)

	2026 $ per share	2025 $ per share	2024 $ per share
Loss per share:
Basic loss per share	(1.87)	(0.56)	(5.27)
Diluted loss per share	(1.87)	(0.56)	(5.27)

	2026 Number	2025 Number	2024 Number
Weighted average number of shares	122,305,632	92,906,029	26,481,860

Given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

27.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has no minimum expenditure requirements in relation to its exploration and mining licenses at its Wolfsberg Project other than minimal annual license and mine safety fees.

b)	Contingencies

On 18 May 2026, the Company announced that it had executed a binding scheme implementation deed (SID) under which the Company will acquire all of the issued capital of EUR by way of two interdependent schemes of arrangement. Completion of the Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium, European Lithium having a net cash and liquid assets balance of not less than AUD$330,000,000, the holders of unlisted options and ZEPOs entering into cancellation deeds to give effect to the treatment of those securities as set out above, no material adverse change in European Lithium and Critical Metals business and assets and of any prescribed occurrences or regulated events, receipt of all necessary regulatory approvals, consents, waivers or modifications and court approvals. Under the terms of the SID, both EUR and CRML are liable to reimburse the other party a reimbursement fee of US$12,000,000 should the schemes subsequently not be implemented.

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

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project (note 9).

28.	CASH FLOW INFORMATION

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(228,243,769)	(51,871,823)	(139,446,204)
Non-cash flows included in operating loss:
Depreciation (note 10)	19,443	1,088	6,642
Amortisation (note 15)	10,953	10,161	19,359
Listing expenses	-	-	76,007,159
Merger expenses	-	-	962,500
Gain on derecognition of warrants	(10,918,539)	-	-
Gain/loss on fair value of warrants (note 21)	120,872,053	(49,534)	20,623,381
Gain on extinguishment of liability (note 22)	2,170,000	(235,350)	-
Transaction costs for PIPE Warrants (Financial liability)	-	25,703	-
Finance expenses	14,651,748	(480,000)	28,710,000
Investment in Saudi and Romanian Joint Venture (classified as investing activities)	(272,807)	-	-
Share based payment expense (note 25)	65,994,203	30,566,894	608,156
Impairment of investment of equity-accounted associate, net of tax (note 14)	279,386	-	-
Impairment of investment of equity-accounted joint venture, net of tax (note 13)	-	-	-
Issue of shares to directors and management in lieu of fees (note 24)	-	1,079,318	182,534
Share of net losses of associate (note 14)	70,682	(6,829)	2,263
Share of net profits of JV accounted for using the equity method (note 13)	1,054,949	(701,978)	-
Foreign exchange	(1,347,369)	(40,777)	91,381
Changes in assets and liabilities:
(Increase) / Decrease in trade and other receivables	(3,292)	790,038	(2,385,927)
(Increase) / Decrease in prepaid expenses	24,462	682,278	-
(Increase) / Decrease in restricted cash	-	(447,516)	-
Increase / (Decrease) in trade and other payables	4,184,154	4,709,135	9,959,378
Increase / (Decrease) in provisions	78,939	3,254	16,742
Increase / (Decrease) in related party payable	(183,723)	1,585,995	-
Fair value of identifiable net assets of Sizzle at 29 February 2024 (note 30)	-	-	(10,473,822)
Other	1,888,139	(117,208)	(5,899)
Net cash (used in) operating activities	(29,670,388)	(14,497,151)	(15,122,354)

29.	RELATED PARTY DISCLOSURES

Loans with Related Parties

During the year ended 30 June 2026 the Company received capital contributions from European Lithium Limited of $4,445,741 (note 19).

As at 30 June 2026, the amount owing was $5,671,129 (30 June 2025: $5,854,852). Mr. Tony Sage, Mr. Malcolm Day and Mr. Mykhailo Zhernov are Directors of EUR. Transactions between EUR and the Company are measured at the exchange amount as agreed to between the related parties.

Sales and Purchases between Related Parties

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 31 to the consolidated financial statements. Note 33 provides information about the group’s structure including the details of the subsidiaries and the holding company.

Transactions between related parties are on commercial terms and conditions no more favorable than those available to other parties unless otherwise stated. The following table provides the total amount of transactions and outstanding balances (excluding loans with related parties and remuneration) that have been entered into with related parties for the relevant financial year.

		Sales to related parties $	Purchases from related parties $	Amounts owed by related parties $	Amounts owed to related parties $
Iron Bear Resources Limited	2026	-	-	-	-
Iron Bear Resources Limited	2025	-	548	-	-
CuFe Limited	2026	-	22,313	-	-
CuFe Limited	2025	-	-	-	-

Mr Antony Sage is a former director of Iron Bear Resources Limited (formerly Cyclone Metals Limited).

Mr Antony Sage is Executive Chairman of CuFe Limited.

Sales and Purchases with equity-accounted joint venture

Following the 70% acquisition of 60 North Greenland ApS on May 6, 2026 (refer to note 13), during the period May 6, 2026 to June 30, 2026, purchases by the Company from 60 North Greenland ApS totalled $2,631,544.

Agreements entered into with related parties

On 23 July 2024, the Company issued 8,395,523 shares for the completion of stage 1 interest in Tanbreez (note 13). On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of $1.37 per share equating to a deemed value of $6,850,000. Subsequently, Rimbal secured supplementary financing of US$5.2 million via Red Dragon LLC under specific terms and conditions defined separately, which included pledging a certain portion of shared held by Rimbal. Separately, Okewood Pty Ltd, a related entity to Tony Sage, entered into an interest free loan arrangement with Rimbal for an amount of US$4.5m. An amount of $15,249 (30 June 2024: $313,931) of certain costs associated with the financing with Red Dragon LLC have been paid by the Company (note 4).

Key management personnel

The following table discloses the remuneration of directors and key management personnel of the Company:

	30 June 2026 $	30 June 2025 $
Short-term employee benefits	1,320,829	1,512,519
Post-employment benefits	-	-
Share-based payments	48,472,873	25,409,893
Long-term employee benefits	-	-
	49,793,702	26,922,412

Equity instrument disclosures relating to key management personnel

(i)	RSUs to Key Management Personnel

On 1 November 2025, the Company issued 5,110,000 restricted stock units (RSU’s) and 6,030,000 premium vested options (PVO’s) to directors and key management personnel of the Company (refer note 25). Included in this amount was the issue of 315,000 RSU’s to members of the Company’s Advisory Board (the A-Board). Members of the Company’s A-Board are not key management personnel under IAS 24, on the basis that the A-Board provides strategic guidance only and does not have authority or responsibility for planning, directing, or controlling the Group's activities.

(ii)	Prior Year Issues – RSUs to Key Management Personnel

During the year ended 30 June 2025, a total of 89,243 RSU’s were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 1 July 2024 to 31 December 2024 (refer note 25).

On 7 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. On 1 July 2024, the Company issued 1,285,000 RSU’s to directors and management of the Company. The RSU’s were originally subject to varying vesting conditions. On 25 January 2025, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025 (refer note 25).

On 28 January 2025, the Company issued 100,000 RSU’s to Steve Parkes, the previous CFO of the Company (refer note 25).

On 28 January 2025, the Company issued 100,000 RSU’s to Michael Ryan, the newly appointed Director of the Company (refer note 25).

On 16 May 2025, the Company issued 1,810,000 RSU’s to Directors of the Company for past services provided. The RSU’s vest on 1 July 2025 (refer note 25).

(iii)	Prior Year Issues – Shares to Key Management Personnel

On 25 January 2025, the Company issued 100,000 shares to Bellatrix Corporate Pty Ltd (Bellatrix), a related party to the previous interim CFO of the Company Ms. Melissa Chapman. The shares were issued in respect of accounting services provided to the Company by Bellatrix during the period up to 31 December 2024 (Refer note 25).

On 26 February 2025, the Company issued 500,000 shares to Tony Sage as a bonus for services provided which vested immediately (refer note 25).

30.	SIZZLE ACQUISITION

On 26 October 2022, European Lithium Ltd (EUR) announced that it had entered into an acquisition agreement with Sizzle Acquisition Corp., a US special purpose acquisition company (Sizzle), pursuant to which EUR would sell its subsidiaries that held the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria in consideration for the issuance of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023, and Sizzle shareholders approved the Transaction as a special meeting on 22 February 2024. CRML commenced trading on Nasdaq on 28 February 2024.

The Company has accounted for the Transaction in accordance with the March 2013 IFRIC Agenda Decision. The Company’s listing expenses included the value of shares provided to Sizzle founding shareholders net of the net assets acquired in Sizzle. The listing expense of $63,410,794 has been calculated by the Company comprising:

▪	4,221,600 shares in CRML to Sizzle founding shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

▪	91,999 shares in CRML to Sizzle existing shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

▪	799,600 public shares in CRML acquired by Empery, which in accordance with AASB 2 have been valued using a share price of $11.03 per share being the price paid for the shares by Empery on the open market, and

▪	At completion of the Transaction, Sizzle had a net liability position of $10,473,822 as set out below.

In accordance with IFRS 2, the Company has treated the difference between the net liability position and fair value of the shares and warrants of $67,797,276 as a listing expense.

28 February 2024 $
Fair value of equity instruments to have been issued by CRML
Sizzle share consideration price	$10.20
Total number of Sizzle shares at closing
Sponsor shares	4,313,599
Sizzle Public shares	91,999
4,313,599

Total fair value of equity instruments issued to Sizzle shareholders	43,998,710
Fair value of identifiable net assets of Sizzle:
Cash and cash equivalent	9,835,289
Proceeds from trust account attributable to not redeemed shares held by Empery	(8,819,744)
Accrued offering costs and expenses	(11,979,192)
Excise tax payable	(1,630,890)
Deferred underwriters fee	(8,150,000)
Income tax payable	(675,442)
Promissory note – related party	(1,459,437)
Listed warrants	(919,150)
Fair value of identifiable net assets of Sizzle at 29 February 2024	(23,798,566)

IFRS 2 listing expense	67,797,276

31.	TANBREEZ ACQUISITION

On 29 April 2026, the Company completed the acquisition of the stage 2 equity interest in Tanbreez Mining Greenland, gaining control of Tanbreez Mining Greenland bringing its total ownership to 92.5% interest with the remaining 7.5% interest being held by EUR and gaining control. Prior to this date, the investment was accounted for an investment in joint venture using the equity method (note 13).

As Tanbreez is an exploration company, with a single exploration asset in Greenland the acquisition was not a business combination within the scope of IFRS 3 but rather an asset acquisition under the scope of IFRS 2, with the exploration asset being recorded at cost, being the historic cost of CRML’s original 42% interest and the cost of the remaining acquisition based on the fair value of the equity issued to acquire the remainder of the asset.

On 29 April 2026, the Company completed the acquisition of the Stage 2 equity interest in Tanbreez Mining Greenland, increasing its ownership interest from 42.0% to 92.5% and obtaining control. The remaining 7.5% interest is held by EUR. Before obtaining control, the Company accounted for its investment in Tanbreez Mining Greenland A/S as an investment in a joint venture using the equity method (Note 13).

Tanbreez Mining Greenland is an exploration-stage entity whose principal asset is a single mineral exploration asset in Greenland. The acquired set did not meet the definition of a business under IFRS 3 Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition rather than a business combination.

The equity instruments issued as consideration were measured in accordance with IFRS 2 Share-based Payment. The exploration asset was recognised at cost, comprising the carrying amount of the Company’s previously held 42.0% interest and the fair value of the equity instruments issued to acquire the additional 50.5% interest. No goodwill was recognised.

The acquisition of CRML’s additional 50.5% interest in Tanbreez was accounted for as an asset acquisition. As the consideration was settled through the issue of CRML shares, the acquisition constituted an equity-settled share-based payment within the scope of IFRS 2 Share-based Payment. CRML measured the acquired 50.5% interest at $165 million, representing the fair value of the consideration transferred.

Tanbreez’s principal asset is an exploration and evaluation asset. Under IFRS 6 Exploration for and Evaluation of Mineral Resources, exploration and evaluation activities occur before the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated. Consequently, there is limited observable information from which to determine a reliable fair value for the exploration and evaluation asset. Any valuation would depend on assumptions concerning the existence, quantity and quality of mineral resources, the probability of successful development and the future commercial viability of extraction. These assumptions can produce a broad range of possible values rather than a single reliably measurable amount.

IFRS 2 contains a rebuttable presumption that the fair value of the goods or assets received can be estimated reliably. CRML concluded that this presumption was rebutted because the fair value of the exploration and evaluation asset could not be measured reliably. Accordingly, the fair value of the assets acquired was measured indirectly by reference to the fair value of the CRML shares issued as consideration.

CRML determined the fair value of the equity consideration using the quoted market price of its shares on NASDAQ on 29 April 2026, being the acquisition date. Management concluded that the quoted share price provided the most reliable evidence of the fair value of the consideration transferred.

The resulting acquisition cost was allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values. CRML determined that the carrying amounts of the acquired cash, property, plant and equipment, payables and borrowings approximated their respective fair values. The residual acquisition cost was therefore allocated to the exploration and evaluation asset.

The 7.5% non-controlling interest in Tanbreez was measured based on its proportionate share of the recognised amounts of Tanbreez’s identifiable net assets.

Following the acquisition, the exploration and evaluation asset was recognised at cost. This comprised the carrying amount attributable to CRML’s previously held 42.0% interest immediately before the acquisition, together with the portion of the acquisition cost allocated to the exploration and evaluation asset acquired through the additional 50.5% interest

29 April 2026 $
Fair value of equity instruments issued by CRML
CRML share consideration price at 29 April 2026	$11.38
Total number of shares issued to acquire the 50.5% controlling interest in Tanbreez	14,500,000
Total purchase price as at the acquisition date	165,010,000

CRML’s acquisition of 92.5% of Tanbreez
Carrying value of existing 42% interest in shares (transferred from joint ventures)	111,497,029
Additional 50.5% interest acquired on 29 April 2026	165,010,000
276,507,029
Non-controlling interest initially recognized	24,506,436
301,013,465

Net assets recognized on acquisition of Tanbreez
Cash and cash equivalent	1,762,010
Exploration and evaluations	307,495,098
Property and plant and equipment	8,139,758
Trade and other payables	(152,116)
Funding from related party – CRML	(15,407,018)
Funding from related party – European Lithium Ltd	(824,267)
Net assets recognised on acquisition	301,013,465

The acquisition of the Company’s addition 50.5% interest interest in Tanbreez was an asset acquisition where consideration was settled in CRML shares and therefore a share-based payment within the scope of IFRS 2 CRML has recognised the acquired 50.5% interest at the fair value of the assets acquired in accordance with IFRS 2 at $165m.

By its very nature, Tanbreez’s exploration and evaluation asset (E&E) does not have a readily determined fair value because IFRS 6 paragraph 5 sets out that E&E assets are those where there is not enough information to determine the technical feasibility and commercial viability of extracting a mineral resource. E&E assets, when valued, are based on a number of assumptions regarding the potential for a commercially viable resource being discovered and will be within a range of possible values and not a specific value.

Consequently, CRML has applied the rebuttable presumption within IFRS 2 that CRML’s share price should be applied when determining the fair value of the consideration paid to acquire Tanbreez’s assets and liabilities on the basis that CRML’s share price on 29 April 2026, being traded on NASDAQ, provides a reliable estimate of fair value.

CRML then allocated this consideration based on the relative fair value of the acquired assets and liabilities.

CRML has assessed that the fair value of the net acquired assets, excluding the acquired exploration assets, is the carrying value of those assets (being the cash and property, plant and equipment and payables and loans acquired).

The 7.5% non-controlling interest in Tanbreez has been measured by CRML based on the proportionate share of the fair value of Tanbreez’s identifiable net assets.

The exploration asset has been recorded at cost, being the cost of the original 42% interest plus the cost attributed to the acquired E&E attributable to the acquisition of the 50.5% interest in the E&E asset.

There were no material transaction costs in respect to the acquisition.

32.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the consolidated financial statements.

b)	Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

c)	Credit risk exposures

Credit risk represents the loss that would be recognized if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

Cash at bank is held with high credit quality financial institutions.

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return. The entire balance of cash for the Group of $102,476,578 (30 June 2025: $7,297,328) is subject to interest rate risk.

The balance of cash held on deposit against the offtake prepayment of $15,359,960 (30 June 2025: $15,470,178) is subject to interest rate risk. At 30 June 2026, if interest rates at that date had been 10 basis points higher with all other variables held constant, post-tax profit for the year would have been $14,959 (30 June 2025: $14,959) higher, arising mainly as a result of higher interest revenue from its cash balances at bank. If interest rates had been 10 basis points lower, with all other variables held constant, post-tax profit would have been $14,959 (30 June 2025: $14,959) lower.

e)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount of liabilities $
Financial Liabilities
Trade & other payables	2026	19,210,789	-	-	-	-	19,210,789	19,210,789
Funding from related party	2026	6,475,084	-	-	-	-	6,475,084	6,475,084
Trade & other payables	2025	17,971,783	-	-	-	-	17,971,783	17,971,783
Funding from related party	2025	5,854,852	-	-	-	-	5,854,852	5,854,852
Total	2026	25,685,873	-	-	-	-	25,685,873	25,685,873
	2025	23,826,635	-	-	-	-	23,826,635	23,826,635

f)	Net fair value

In accordance with the accounting policies disclosed in Note 2 of the consolidated financial statement, the Group measures and recognizes the following assets and liabilities at fair value on a recurring basis after initial recognition:

▪	Financial assets at fair value through the profit or loss and other comprehensive income

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorizes fair value measurements into one of three possible levels based on the lowest level input that is significant to the measurement can be categorized into as follows:

▪	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

▪	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

▪	Level 3 – Measurements based on unobservable inputs for the asset or liability.

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Group as at 30 June 2026:

	Level 1		Level 3	Total
	$	Level 2	$	$
Financial liabilities
Warrants liability	27,348,967	-	67,718,045	95,067,012
Total liabilities recognized at fair value	27,348,967	-	67,718,045	95,067,012

Set out below is an overview of financial assets and liabilities recorded in the consolidated financial statements held by the Group as at 30 June 2025:

	Level 1		Level 3	Total
	$	Level 2	$	$
Financial assets
Investment in equity-accounted joint venture	-	-	107,856,418	107,856,418
Total assets recognised at fair value	-	-	107,856,418	107,856,418

Financial liabilities
Warrants liability	3,529,803	-	37,389,320	40,919,123
Total liabilities recognised at fair value	3,529,803	-	37,389,320	40,919,123

Information about the significant unobservable inputs used in the level 3 fair value measurement are set out in Note 21.

Reconciliation of fair value measurement of warrants liability (level 3):

Warrants liability

$
Opening balance 1 July 2024	35,523,651
Additions	3,104,593
Exercise	(448,320)
Gains/losses recognized in profit or loss	(7,179,204)
Release of amortization allowance	6,388,600
Closing balance 30 June 2025	37,389,320
Additions	34,995,000
Exercise/settlement	(101,564,420)
Gains/losses recognized in profit or loss	93,700,934
Release of amortization allowance	3,197,211
Closing balance 30 June 2026	67,718,045

The fair value of the warrant liability is sensitive to changes in the key assumptions used in the valuation, particularly expected share price volatility. All other assumptions being equal, an increase in expected volatility would generally result in an increase in the fair value of the warrant liability, with a corresponding loss recognised in profit or loss. Conversely, a decrease in expected volatility would generally result in a decrease in the fair value of the warrant liability, with a corresponding gain recognised in profit or loss.

The valuation may also be sensitive to changes in other key inputs, including the Company’s share price, expected term and risk-free interest rate. Changes in these assumptions could result in a materially different fair value of the warrant liability.

Details of the valuation techniques and significant unobservable inputs used in measuring the warrant liability at fair value, including quantitative information about those inputs, are disclosed in Note 21.

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the US dollar.

At 30 June 2026, the Company had an Australian denominated funding arrangement with European Lithium Ltd (note 19). At 30 June 2026, if the Australian dollar had strengthened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $515,557 (30 June 2025: $532,259) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation. If the Australian dollar had weakened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $630,125 (30 June 2025: $650,539) higher, arising mainly from foreign exchange losses/gains taken to the profit and loss account on translation.

At 30 June 2026, the Company incurred EURO denominated expenses in ECM Lithium AT GmbH. At 30 June 2026, if the EURO had strengthened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $44,168 higher, arising mainly from foreign exchange losses/gain taken to the profit and loss account on profit and loss figures. If the EURO had weakened by 10% against the US Dollar with all other variables held constant, post-tax for the year would have been $53,983 higher, arising mainly from foreign exchange losses/gain taken to the profit and loss account on profit and loss figures.

At 30 June 2026, the Company incurred DKK denominated expenses in Tanbreez Mining Greenland A/S. At 30 June 2026, if the DKK had strengthened by 10% against the US Dollar with all other variables held constant, post-tax profit for the year would have been $1,024,847 lower, arising mainly from foreign exchange losses/gain taken to the profit and loss account on profit and loss figures. If the DKK had weakened by 10% against the US Dollar with all other variables held constant, post-tax for the year would have been $1,252,590 lower, arising mainly from foreign exchange losses/gain taken to the profit and loss account on profit and loss figures.

h)	Overview of financial instruments

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2026:

		Fair value
	At amortized cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	1,206,085	-	-
Total current assets	1,206,085	-	-

Restricted cash	15,359,960	-	-
Total non-current assets	15,359,960	-	-

Total assets	16,566,045	-	-

Financial liabilities
Trade and other payables	19,210,789	-	-
Funding from related party	5,671,129	-	-
Warrants liability	95,067,012	-	-
Total current liabilities	119,948,930	-	-

Funding from related party	803,955	-	-
Offtake prepayment	15,000,000	-	-
Total non-current liabilities	15,803,955	-	-

Total liabilities	135,752,885	-	-

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2025:

		Fair value
	At amortized cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	47,894	-	-
Total current assets	47,894	-	-

Restricted cash	15,470,178	-	-
Total non-current assets	15,470,178	-	-

Total assets	15,518,072	-	-

Financial liabilities
Trade and other payables	17,971,783	-	-
Funding from related party	5,854,852	-	-
Warrants liability	40,919,123	-	-
Total current liabilities	64,745,758	-	-

Offtake prepayment	15,000,000	-	-
Total non-current liabilities	15,000,000	-	-

Total liabilities	79,745,758	-	-

i)	Capital management

The Company manages its contributed equity as capital, with the objective of maintaining sufficient funding to support its exploration activities and continue as a going concern. The Company manages its capital requirements through equity raisings, warrant exercises and, where available, related-party support.

Details of the Group’s contributed equity and movements during the year are set out in Note 24 and the Statement of Changes in Equity.

The Company is not subject to any externally imposed capital requirements.

33.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	30 June 2026%	30 June 2025%
Parent
Critical Metals Corp	British Virgin Islands
Subsidiaries
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
Sizzle Acquisition Corp	USA	100	100
Critical BTC LLC	USA	100	100
Tanbreez Mining Greenland A/S	Greenland	92.5	-

34.	EVENTS AFTER THE REPORTING PERIOD

On July 3, 2026 the Company announced that it had entered into an amendment deed to the Scheme Implementation Deed (SID) governing CRML’s proposed acquisition of European Lithium. The amendments reflect agreed changes to certain implementation mechanics of the transaction while preserving the existing commercial terms of the proposed acquisition. On August 21, 2026, CRML announced that it had entered into a second deed in respect to the exchange ratio to amend the SID. On September 15, 2026, the Supreme Court of Western Australia made orders under section 411(1) of the Corporations Act 2001 directing EUR to convene a meeting of EUR Shareholders for the purposes of considering and to vote on the Share Scheme (Share Scheme Meeting) and a meeting of EUR Optionholders for the purposes of considering and to vote on the Option Scheme (Option Scheme Meeting, and together with the Share Scheme Meeting, the Scheme Meetings), and approving the dispatch to EUR Shareholders and EUR Optionholders (together, EUR Securityholders) of an explanatory statement providing information about the Schemes, together with the notices of the Scheme Meetings (Scheme Booklet). The shareholder meeting of EUR to approve the transaction is expected to be held on October 22, 2026.

As described in the Note 16 the Company is in process of negotiation of an agreement with one of its financial advisors for services provided previously. The parties are expected to reach an agreement on the quantum of the liability ($13,000,000), including $5,000,000 in cash and $8,000,000 in shares based on the date of execution of the agreement, which is recorded in the Company’s accounts at June 20, 2026, but no definitive agreement has been signed as of the date of filing this Annual Report.

On August 17, 2026, the offtake agreement with BMW was terminated including the requirement to return the advance payment to BMW. CRML and BMW intend to continue discussions regarding future potential opportunities and areas of cooperation with respect to the Wolfsberg Project. In accordance with the termination, the Company will arrange to return the amount of $15,000,000 (currently disclosed as restricted cash – non-current asset) to BMW with the corresponding bank guarantee of $15,000,000 to be released (currently disclosed as an offtake prepayment – non-current liability). Taking into account that this event happened after June 30, 2026 the termination of the offtake agreement with BMW is considered non-adjusting event at June 30, 2026. Therefore no change of the classification of the disclosed amount has been made at June 30, 2026.

Other than as described above, no other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 30 June 2026.